2012 ANNUAL REPORT


Greetings from
AUSTIN
TEXAS
Home of
MULTIMEDIA GAMES

MULTIMEDIA GAMES®

TO OUR SHAREHOLDERS



Patrick Ramsey
President & Chief Executive Officer

Our 20th year as a supplier of products for the gaming industry was arguably also our most successful year when measured across many aspects of the organization. Ongoing progress in new product development and commercialization, yield improvements in our established markets, the successful opening of Resorts World New York which helped drive a significant increase in revenues generated by our operation of the New York Lottery's central determinant system, further expansion into new gaming jurisdictions, growth in profitability, and continued generation of free cash flow[1] highlight some of our successes in Fiscal 2012.


REVENUE TRENDS ($ in millions)
$180.0
$160.0
$140.0
$120.0
$100.0
$80.0
$60.0
$40.0
$20.0
$0.0
$25.1
$16.2
←$8.4
←$7.8
$60.4
$32.4
$18.4
←$7.0
←$9.4
$60.8
$44.2
$31.5
←$2.0
$62.9
F2010
F2011
F2012
Unit Sales
Other US*
Mexico*
New York Lottery*
Oklahoma (net)*
*Gaming operations

These and many other accomplishments during the past year are a direct result of our team members' collective ability to execute against our core commitment to be a strategic, disciplined organization. A key strength is our culture that embraces the creativity and technological savvy of our Austin, Texas roots to deliver superb customer service and differentiated products featuring highly amplified gaming experiences. Across our product development, engineering, manufacturing, sales, marketing, human resources, legal and finance teams, we continue to combine creativity and technological savvy with fiscal prudence to deliver innovative gaming experiences that drive results for our customers and value for our shareholders.

With one of the largest percentage of revenues derived from recurring revenue placements in our industry, Multimedia Games' business model provides notable predictability which serves as a foundation from which we continue to build. Importantly, during Fiscal 2012 we further solidified our recurring revenue foundation and strategic alliance with our largest customer through an agreement for long-term unit placement extensions which we expect will result in just under 90% of our current units at their facilities to remain installed through at least September 2015.


GAME SALE REVENUE/UNITS SOLD
In millions
$40.0
$35.0
$30.0
$25.0
$20.0
$15.0
$10.0
$5.0
$0.0
930
1,150
1,961
F2010
F2011
F2012
Game Sale Revenue
$14.4
$20.4
$36.3

In Fiscal 2012, we significantly increased our installed base of participation units and sold over 70% more units than in Fiscal 2011, leading to record revenue of $156.2 million. Our 22% year-over-year increase in revenues was achieved despite the lingering impact of a slow economy that presents challenges for our customers and the gaming industry at large. The full year operating margin of 15.4% represented a significant improvement over the 4.8% operating margin achieved in fiscal 2011, resulting in a nearly four-fold rise in operating income to $24.1 million. Net income for Fiscal 2012 increased almost five-fold to $28.2 million and diluted earnings per share were $0.96 compared to $0.20 last year. Our ability to grow operating income and net income at significantly higher levels than revenue reflects very favorably on our overall fiscal discipline and is a great indicator that we are starting to see operating leverage in our business.

DEVELOPING HIGH PERFORMING, PROPRIETARY GAMING PRODUCTS

Since re-focusing our research and development efforts several years ago to prioritize the development of attractive, differentiated games and themes that address customer needs across all domestic gaming markets, we have steadily increased the demand for and appreciation of our products. In Fiscal 2012, we added 1,291 units (representing an increase of 14%) to our domestic installed base to end the year with an installed base of 10,670 units. We also sold 1,961 new units, an increase of over 800 units from Fiscal 2011 and more than double the number of new units sold in Fiscal 2010, bringing our total number of deployed revenue units to 3,252, a 43% increase over Fiscal 2011.

A key driver of our unit sales was our unique TournEvent® slot tournament system, which represented approximately one-third of our Fiscal 2012 unit sales and approximately 10% of our total revenues. *TournEvent* continues to set the standard for slot tournaments and is delivering tremendous value to our customers and contagious excitement to their players. In Fiscal 2012, we leveraged the excitement, functionality and growing number of *TournEvent* placements to launch a pair of first-of-a-kind statewide TournEvent of Champions® in California and Washington. Collectively, these events attracted over 20,000 participants, generated instant floor-wide and industry-wide buzz and helped drive revenues for our customers. Growing *TournEvent* placements, which as of the end of fiscal 2012 is installed in 117 casinos in 20 states, and the success and overwhelming atmosphere created by our initial statewide tournaments have made it clear that a national *TournEvent of Champions* is a logical next step. As such, we are very excited to launch a national promotion that will kick-off early next year and culminate with the championship finals in Las Vegas next September.


TOURNEVENT INSTALLATIONS
140
120
100
80
60
40
20
0
9
18
26
31
47
60
83
99
117
Q1F10
Q1F11
Q2F11
Q3F11
Q4F11
Q1F12
Q2F12
Q3F12
Q4F12

Beyond the tremendous success of *TournEvent*, Multimedia Games continues to make great progress with the expansion of our product portfolio. In Fiscal 2012 we released 103 games across all markets, our highest number of new games commercialized in many years. New games such as our popular Side Action® series video reel games, Carnival in Rio®, Desert Sky™, Safari™ and Wild A Go-Go®, are delivering on our promise to help customers generate a solid return on their purchase or placement of our games while adding a new level of fun to their slot floors.

Another very strong addition to our product portfolio in Fiscal 2012 was the High Rise Games® series, our first product that addresses the multi-billion dollar premium participation gaming segment. Launched late in the first half of Fiscal 2012, our *High Rise Games* series continues to generate very encouraging performance results and we ended the year with nearly 200 *High Rise Games* series installed in 11 markets outside of Oklahoma. The solid increases we achieved in new units sold and in our installed base throughout Fiscal 2012 are a clear indication that our expanding game portfolio is delivering entertainment experiences players love and the performance our customers expect and we look forward to commercializing new games throughout Fiscal 2013 and beyond.

EXPANDING ADDRESSABLE MARKET TO INCLUDE NEW GAMING JURISDICTIONS

As we continue to invest in new product development we are simultaneously growing our addressable market in North America. Over the past two years, we have added 98 new customers and 146 new casinos across 16 new states. Even as we are achieving greater success in our core and new markets, we have significant opportunities to further grow our business with these customers as we believe we remain under-penetrated in all domestic markets.

We now address markets which have an estimated 400,000 slot machines, or approximately 35%-45% of the total domestic market. The combination of new licenses and increased number of jurisdictions will help to further grow our total addressable market in Fiscal 2013 and beyond as we expect to enter several of the larger domestic markets, including Nevada which is anticipated in the second half of the year. In total, these new markets should more than double the number of addressable units we currently serve.


TOTAL STATES WITH UNIT SALES
20
15
10
5
0
1
7
8
10
14
15
17
18
20
Q1F10
Q1F11
Q2F11
Q3F11
Q4F11
Q1F12
Q2F12
Q3F12
Q4F12

FOCUS ON DRIVING PROFITABILITY AND CASH FLOW GENERATION

Our focus on profitable revenue growth and fiscal discipline continues to drive improvements in our financial foundation as our balance sheet and financial position are stronger than ever. We have grown net cash[2] or reduced net debt[3] for fifteen consecutive quarters and exited Fiscal 2012 with $40.5 million in net cash — or approximately $1.44 per diluted share — which represents an impressive $30.7 million increase from the end of Fiscal 2011.

Cash provided by operating activities increased by approximately $6 million in Fiscal 2012 compared to Fiscal 2011 and we generated nearly $30 million in free cash flow. Our solid financial foundation provides the flexibility to invest in high-return opportunities such as the development of new products, refreshing and expanding our domestic footprint, opening up new markets through licensing activities, and as importantly, growing our workforce.

We also have the financial flexibility to return capital to shareholders. Early in Fiscal 2013, our Board of Directors authorized a new share repurchase program for up to $40 million of the Company's common stock over the next three years, replacing an existing $15 million repurchase authorization which had $3.1 million remaining.

STABILITY AND PREDICTABILITY COMPLEMENTED BY GROWTH OPPORTUNITIES

We view the success achieved in Fiscal 2012 as the early part of a journey toward further progress and accomplishments. We continue to grow our recurring revenue placements, units sold and the markets we serve and we benefit from significant operating leverage in the business. Over the last several years we have also established a consistent record of cash generation[4] which provides the fuel for our growth initiatives.

Multimedia Games ended Fiscal 2012 with growing business momentum and we expect this to continue in the current year as we plan to introduce more new products, increase our penetration in current markets and further expand our scope of operations into new large domestic gaming jurisdictions. As such, we expect that in Fiscal 2013 we will achieve improvements in revenue, EBITDA[5] and operating income, as well as in net income and diluted earnings per share when normalizing for the impact of taxes.

With all of the opportunities ahead and a team-wide commitment to further establish Multimedia Games as a leading provider of gaming products and technologies, we are very optimistic that the future holds even greater success. We thank you for your support and look forward to reporting to you on our future accomplishments.

Sincerely,

Patrick J. Ramsey
President and Chief Executive Officer

(1) Cash flow from operating activities less net capital expenditures. Capital expenditures are defined as acquisitions of property and equipment and leased gaming equipment less transfer of leased gaming equipment to inventory. (2) Cash and cash equivalents less long-term debt. (3) Long-term debt less cash and cash equivalents. (4) Cash flow from operating activities plus cash flow from investing activities. (5) Net income before net interest expense, income taxes, depreciation and amortization, and accretion of contract rights.

Free Cash Flow and Net Cash reconciliations appear on the last page of this document.

Forward-Looking Statements: *This report contains statements that do not relate to historical or current facts, but are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those expressed or implied in our forward-looking statements, which are subject to inherent risks and uncertainties. A discussion of these and other risks and uncertainties is set forth under Item 1. "Business" and Item 1A. "Risk Factors" in our Annual Report on Form 10-K.*

CORNERSTONE

EXPANDING GAME LIBRARY


MELTDOWN OVERLOAD
DESERT SKY
WILD A GO GO
RED ALERT
PLAY LOUDER.
TIGER 7's
TRIPLE JACKPOT SMOKIN' 777
Triple CHEESE BURGER DELUXE
WILD 70's
VORTEX

In fiscal 2012 we expanded our game library as we released 103 video and mechanical titles across all markets. The chance for big wins in our latest classic 3-reel mechanical releases Red Alert™, Triple Jackpot Smokin' 777™, Vortex®, and Tiger 7's® thrilled players when they hit the casino floor this year.

In addition, our bonus games are turning heads with their unparalleled creativity in titles such as Triple Cheeseburger Deluxe™, where players build their dream burger to win additional credits; Wild 70s™, where a flipping card across the screen leaves Wild cards in its wake; *Wild A Go-Go*, which showcases the dance moves of the 60s; and Meltdown Overload™, with its guaranteed radioactive wins.

With exciting new bonus features like Straight Shot Multipliers™, Chance Enhance™ and Wild Burst™ in *Desert Sky*, Emperor's Fortunes®, and Wild Butterfly™, respectively, our latest video games are taking winning to the next level.

FLAGSHIP
TOURNEVENT® & TOURNEVENT OF CHAMPIONS®


NATIONAL SLOT TOURNAMENT
TOURNEVENT of CHAMPIONS
POP

TournEvent exploded in 2012, as we ended the year with over 1,800 units installed in more than 100 locations across the nation. In addition to Jump to First™, Crazy Carnival® and Team Tournaments which were featured in *TournEvent* 4.0, we also debuted new operator features to the award-winning and industry-leading slot tournament system, such as an upgraded user interface, bulk import, and player card swipe function. Joining these new features is also the newest *TournEvent* out-of-revenue game, Candy Shop®.

TournEvent of Champions conquered the West this past year with the industry's first-ever statewide slot tournaments in both California and Washington, with Washington State's best slot player crowned at the championship tournament in Las Vegas during G2E 2012. National *TournEvent of Champions'* fever is sweeping across the nation as casino players from all over the U.S. prepare to compete for $250,000 in cash prizes and battle for the title of "Nation's Best Player" at the championship tournament in September.

PREMIUM

THE DEBUT OF OUR PREMIUM PRODUCT LINE – THE *HIGH RISE GAMES* SERIES

Games like none other... The *High Rise Games* series features a unique and innovative library of game titles on one of the largest top boxes in the industry. With a vertically-placed 37" LCD screen, the *High Rise Games* series will tower over casino floors and are visible from virtually anywhere in the casino! The need for costly additional signage is virtually eliminated. With the bonus features and animations also highlighted by compelling LED chase lights around the bezel, our *High Rise Games* series will change the landscape of casino floors across the nation.

ENJOY THE VIEW.™ HIGHRISE GAMES


High Rollin'
GRAND PRIZE JACKPOT
$1,500.00
BLACK CHIP JACKPOT
$150.01
GREEN CHIP JACKPOT
$30.02
RED CHIP JACKPOT
$7.52
3x
MAX BET
WHILE PLAYING BONUS SLOTS
WINS
THE GRAND PRIZE JACKPOT!
BONUS
CREDITS
9680
BET
150
PLAY
WIN
1¢
MULTIMEDIA GAMES

MULTIMEDIA GAMES

December 12, 2012

Dear Shareholder:

You are cordially invited to attend the annual meeting of shareholders of Multimedia Games Holding Company, Inc., a Texas corporation, to be held on January 30, 2013 at 10:00 a.m. local time, at our corporate office, located at 206 Wild Basin Road South, Building B, Austin, Texas 78746. During the meeting, we will discuss each item of business described in the Proxy Statement following this letter. We hope you will be able to attend the meeting. If you would like to obtain directions to attend the Annual Meeting, please contact reception at (512) 334-7500.

The Notice of Annual Meeting of Shareholders and a Proxy Statement, which describe the formal business to be conducted at the meeting, follow this letter. A copy of our Annual Report to Shareholders for the fiscal year ended September 30, 2012 is also enclosed for your information.

Whether or not you expect to attend, please vote your proxy so your shares will be represented at the meeting.

Respectfully yours,

Patrick J. Ramsey
President and Chief Executive Officer

Proxy

MULTIMEDIA GAMES

NOTICE OF
2013 ANNUAL MEETING OF SHAREHOLDERS
JANUARY 30, 2013

December 12, 2012

Dear Shareholder:

The 2013 Annual Meeting of Shareholders of Multimedia Games Holding Company, Inc., a Texas corporation, will be held on January 30, 2013, at 10:00 a.m. local time, at our corporate office, located at 206 Wild Basin Road South, Building B, Austin, Texas 78746. Shareholders will be asked to:

1. Elect the following nominees as directors to serve for the ensuing year and until their respective successors are elected and qualified: Stephen J. Greathouse, Neil E. Jenkins, Michael J. Maples, Sr., Justin A. Orlando, Patrick J. Ramsey, Robert D. Repass, and Timothy S. Stanley;
2. Cast an advisory vote on executive compensation;
3. Ratify the appointment of BDO USA, LLP as our independent registered public accountants for our fiscal year ending September 30, 2013; and
4. Transact any other business that properly comes before the meeting.

The record date for the Annual Meeting is December 3, 2012. If you held shares of Multimedia Games Holding Company, Inc. at the close of business on that date, you are entitled to vote at and attend the Annual Meeting, and at any adjournment, continuation or postponement of the Annual Meeting. A complete list of shareholders entitled to vote will be available for inspection by any shareholder, for any purpose relating to the meeting, during normal business hours at our principal executive offices, 206 Wild Basin South, Building B, Austin, Texas, 78746, for ten days prior to the annual meeting.

Your vote is important. We encourage you to vote by proxy, even if you plan to attend the meeting.

By order of the Board of Directors,

Adam Chibib
Interim Corporate Secretary

TABLE OF CONTENTS

MULTIMEDIA GAMES HOLDING COMPANY, INC. 206 WILD BASIN ROAD SOUTH, BUILDING B AUSTIN, TEXAS 78746 (512) 334-7500

PROXY STATEMENT FOR ANNUAL MEETING OF SHAREHOLDERS TO BE HELD JANUARY 30, 2013

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON JANUARY 30, 2013

Our Notice of 2013 Annual Meeting of Shareholders, Proxy Statement and Annual Report to Shareholders are available at *www.proxyvote.com* or on the Company's website at *http://ir.multimediagames.com/annuals.cfm* in the "Investor Relations - Financial Information" section.
Information on our website, including information in other documents referred to in this Proxy Statement, does not constitute part of this Proxy Statement.

QUESTIONS AND ANSWERS ABOUT THE 2013 ANNUAL MEETING AND VOTING

Q. Why am I receiving these materials?

A. This Proxy Statement and the accompanying Notice of Annual Meeting of Shareholders and proxy card are being furnished to the shareholders by the Board of Directors of Multimedia Games Holding Company, Inc. (the "Company") to solicit your proxy to vote at the 2013 Annual Meeting of Shareholders to be held on January 30, 2013 at 10:00 a.m. local time, at our corporate office, located at 206 Wild Basin Road South, Building B, Austin, Texas 78746.

This Proxy Statement summarizes the information you need to vote at the 2013 Annual Meeting. You do not need to attend the meeting to vote your shares. You may return the enclosed proxy card by mail. You may also vote by telephone or via the Internet, as detailed below. If your shares are held in "street name", you may have voting instructions enclosed, rather than a proxy card.

We will begin mailing this Proxy Statement, along with the proxy card and our Annual Report for the year ended September 30, 2012, on or about December 18, 2012.

We have requested that banks, brokerage firms and other nominees who hold common stock on behalf of the beneficial owners of the common stock (such stock is often referred to as being held in "street name") as of the close of business on December 3, 2012 to forward these materials, together with a proxy card or voting instruction card, to those beneficial owners. We have agreed to pay the reasonable expenses of the banks, brokerage firms and other nominees for forwarding these materials.

Q. What materials am I receiving?

A. You are receiving:

1. this Proxy Statement for the 2013 Annual Meeting,
2. the proxy card or voting instruction form for the 2013 Annual Meeting, and
3. the Company's Annual Report for the year ended September 30, 2012.

Q. What is the purpose of the 2013 Annual Meeting?

A. At the 2013 Annual Meeting, including any adjournment, continuation or postponement thereof, the shareholders of the Company will be asked to consider and vote upon three proposals:

1. Elect the following nominees as directors to serve for the ensuing year and until their respective successors are elected and qualified: Stephen J. Greathouse, Neil E. Jenkins, Michael J. Maples, Sr., Justin A. Orlando, Patrick J. Ramsey, Robert D. Repass, and Timothy S. Stanley;
2. Cast an advisory vote on executive compensation; and
3. Ratify the appointment of BDO USA, LLP as our independent registered public accountants for our fiscal year ending September 30, 2013.

Other than matters incident to the conduct of the 2013 Annual Meeting and those set forth in this Proxy Statement, we do not know of any business or proposals to be considered at the 2013 Annual Meeting. If any other business is properly brought before the 2013 Annual Meeting, the proxies received from our shareholders give the proxy holders the authority to vote on the matter at their discretion.

Q. What does the Board Recommend?

A. Our Board recommends that you vote:

- "FOR" the election of each of the named nominees to the Board;
- "FOR" the approval, on a non-binding, advisory basis, of the compensation of our named executive officers as disclosed in the Compensation Discussion Analysis, the compensation tables, and the related disclosure contained in the Proxy Statement set forth under the caption "Executive Compensation" of this Proxy Statement; and
- "FOR" the ratification of BDO USA, LLP as our independent registered public accountants for our fiscal year ending September 30, 2013.

Q. How do I attend the 2013 Annual Meeting? What do I need to bring?

A. All shareholders are invited to attend the 2013 Annual Meeting. To attend the 2013 Annual Meeting, you will need to bring an admission ticket, and you may be asked to provide valid photo identification. If you are a registered shareholder, the top half of your proxy card is your admission ticket.

- If you hold your shares through a broker or otherwise in street name, please bring a copy of the voting instruction form received from your broker, a brokerage statement reflecting ownership as of the record date of December 3, 2012, a letter from your broker, or other evidence of stock ownership as of the record date.
- If you are an employee, you can show your employee badge.
- In addition, most shareholders can print an admission ticket at www.proxyvote.com. If you would like to obtain directions to attend the Annual Meeting and vote in person, please contact reception at (512) 334-7500. Please note that cameras, recording equipment and other similar electronic devices, large bags and packages will not be allowed into the meeting and will need to be checked at the door.

Q. Who is entitled to vote at the Annual Meeting?

A. Record holders of common stock at the close of business on December 3, 2012 may vote at the 2013 Annual Meeting. On December 3, 2012, 28,373,542 shares of common stock were outstanding and eligible to vote. Each share of common stock is entitled to one vote on each matter submitted for shareholder approval. The shares of common stock in our treasury on that date will not be voted.

Q. How do I vote?

A. If you hold shares directly in your own name and are the holder of record, you have four voting options. You may vote using one of the following methods:

Internet. You can vote over the Internet by accessing the website at www.proxyvote.com, and following the instructions on the website. Internet voting is available 24 hours a day until 11:59 pm Eastern Time on January 29, 2013. If you vote over the Internet, do not return your proxy card.

Telephone. If you hold shares directly in your own name and are the holder of record, you can vote by telephone by calling the toll-free number (800) 690-6903 in the United States, Canada or Puerto Rico on a touch-tone phone. You will then be prompted to enter the control number printed on your proxy card and to follow the subsequent instructions. Telephone voting is available 24 hours a day until 11:59 pm Eastern Time on January 29, 2013.

Mail. You can vote by mail by simply completing, signing, dating and mailing your proxy card in the postage-paid envelope included with this Proxy Statement.

In Person. You may come to the 2013 Annual Meeting and cast your vote there. We will have ballots available at the meeting. We recommend that you vote by proxy even if you plan to attend the 2013 Annual Meeting so that your vote will be counted if you later decide not to attend the 2013 Annual Meeting.

If your shares are held in street name, you should follow the voting directions provided by your broker or nominee. You may complete and mail a voting instruction card to your broker or nominee or, if your broker allows, submit voting instructions by telephone or the Internet. If you provide specific voting instructions by mail, telephone or the Internet, your broker or nominee will vote your shares as you have directed. You may also cast your vote in person at the 2013 Annual Meeting, but you must request a legal proxy from your broker or nominee and bring the legal proxy to the meeting.

If you return your signed proxy card or use Internet or telephone voting before the 2013 Annual Meeting, we will vote your shares as you direct. You have three choices on each director nominee and the other matters to be voted upon. You may vote (or abstain) by choosing FOR, AGAINST or ABSTAIN.

If you are a shareholder of record and you return a proxy card through the mail, Internet or telephone but do not specify how you want to vote your shares, we will vote them FOR the election of each of the seven director nominees set forth in this Proxy Statement, FOR the compensation paid to our named executive officers, and FOR the ratification of the appointment of BDO USA, LLP as our independent registered public accounting firm.

Q. What if I change my mind after I vote my shares?

A. If you are a shareholder of record, you can revoke your proxy at any time before it is voted at the 2013 Annual Meeting by:

- Sending written notice of revocation to the Corporate Secretary, Multimedia Games Holding Company, Inc., 206 Wild Basin Road South, Building B, Austin, Texas 78746;
- Submitting a properly signed proxy with a later date; or
- Voting by telephone or the Internet at a time following your prior telephone or Internet vote. To be effective, we must receive the revocation of your vote at or prior to the 2013 Annual Meeting.

You also may revoke your proxy by voting in person at the 2013 Annual Meeting. You also may be represented by another person at the 2013 Annual Meeting by executing a proper proxy designating that person. If your shares are held in street name, you should follow the instructions provided by your broker or nominee.

Q. What does it mean if I receive more than one proxy card?

A. It means you have multiple accounts at the transfer agent and/or with banks or brokers. Please vote all of your accounts. If you would like to consolidate multiple accounts at our transfer agent, please contact American Stock Transfer & Trust Co., LLC at (800) 937-5449.

Q. What will happen if I do not vote my shares?

A. If you are a shareholder of record and you do not vote according to the instructions described on your proxy card, your shares will not be voted at the Annual Meeting. If your shares are held in street name, your brokerage firm may vote your shares on those proposals where it has discretion to vote. Under the rules of various securities exchanges, your broker generally may vote on routine matters but cannot vote on non-routine matters. If you do not give instructions on how to vote your shares on a non-routine matter, your broker will inform the inspector of election that it does not have the authority to vote on this matter with respect to your shares; this is generally referred to as a "broker non-vote." Of the proposals to be considered at the 2013 Annual Meeting, only the proposal to ratify the appointment of BDO USA, LLP as our independent registered public accounting firm is considered a routine matter on which your broker has the discretion to vote your shares without your instructions.

Q. How many shares must be present to hold the 2013 Annual Meeting?

A. A majority of Multimedia Games Holding Company, Inc.'s outstanding common shares as of the record date must be present at the 2013 Annual Meeting in person or by proxy in order to hold the 2013 Annual Meeting and conduct business. This is called a quorum. Shares that constitute abstentions and broker non-votes will be counted as present at the 2013 Annual Meeting for the purpose of determining a quorum.

Q. How many votes are needed to approve each item?

A. Directors will be elected if the votes cast "for" such nominee's election exceed the number of votes cast "against" such nominee's election. "Abstentions" and "broker non-votes" will not be counted as votes cast either "for" or "against" that director's election and therefore will not affect the voting results. The Board has adopted a director election policy, pursuant to which each nominee who is standing for re-election at the Annual Meeting has tendered an irrevocable resignation that will become effective if the nominee does not receive the required vote and our Board of Directors accepts the resignation. If an incumbent director fails to receive the required vote for re-election, the Nominating and Governance Committee will act on an expedited basis to determine whether to accept the director's resignation and will submit such recommendation for prompt consideration by our Board of Directors.

Each of the other proposals at the Annual Meeting requires the affirmative vote of a majority of the shares entitled to vote on, and who voted "for" or "against" such proposal to be approved by the shareholders. Abstentions and broker non-votes will not be counted as votes either "for" or "against" any proposal and therefore will not affect the voting results (although we do not expect any broker non-votes in connection with the ratification of BDO USA, LLP as our independent registered public accountants for our fiscal year ending September 30, 2013).

Q. How will voting on any other business be conducted?

A. We do not know of any business to be considered at the 2013 Annual Meeting of Shareholders other than the proposals described in this Proxy Statement. If any other business is properly presented at the 2013 Annual Meeting, your signed proxy gives authority to Stephen J. Greathouse and Adam Chibib to vote on such matters in their discretion.

Q. How many votes do I have?

A. You are entitled to cast one vote for each share of common stock you own, and there is no cumulative voting.

Q. Where do I find the voting results of the meeting?

A. We will disclose the voting results in a Current Report on Form 8-K, which is due to be filed with the Securities and Exchange Commission within four business days after the 2013 Annual Meeting. You can also go to our website at *www.multimediagames.com*.

SOLICITATION OF PROXIES

We pay for preparing, printing and mailing this Proxy Statement, the Notice of Annual Meeting of Shareholders and the Annual Report. Our directors, officers and regular employees may, without additional compensation, solicit proxies personally or by e-mail, telephone, fax or special letter. We will reimburse banks, brokers and other custodians, nominees and fiduciaries for their costs of sending the proxy materials to our beneficial owners. We may, if necessary, engage a proxy solicitor for assistance in connection with the annual meeting.

DELIVERY OF PROXY MATERIALS TO HOUSEHOLDS

We are allowed to deliver a single copy of an annual report and proxy statement to any household at which two or more shareholders reside. We believe this practice benefits everyone. It eliminates duplicate mailings that shareholders living at the same address receive, and it reduces our printing and mailing costs.

If your household would like to receive single rather than duplicate mailings in the future, registered shareholders should write to: American Stock Transfer & Trust Co., LLC, 6201 15th Avenue, Brooklyn, New York, 11219, or call (800) 937-5449. All other shareholders may write to: Broadridge Investor Communications Solutions, Householding Department, 51 Mercedes Way, Edgewood, New York 11717, or call (800) 542-1061. Each registered shareholder will continue to receive a separate proxy card. If a broker or other nominee holds your shares, you may continue to receive some duplicate mailings. Certain brokers will eliminate duplicate account mailings by allowing shareholders to consent to such elimination, or through implied consent if a shareholder does not request continuation of duplicate mailings. Since not all brokers and nominees offer shareholders the opportunity to eliminate duplicate mailings, you may need to contact your broker or nominee directly to discontinue duplicate mailings from your broker to your household.

Your household may have received a single set of proxy materials this year. If you would like to receive another copy of this year's proxy materials, please contact our Corporate Secretary by mail at 206 Wild Basin Road South, Building B, Austin, Texas 78746, by telephone at (512) 334-7500, or by email at investor.relations@mm-games.com, and we will deliver the materials promptly after your request.

YOUR VOTE IS IMPORTANT!

If you are a shareholder of record, please vote by telephone or the Internet or, if you received a printed copy of the proxy materials, sign and promptly return your proxy card in the enclosed envelope. If your shares are held in street name, you should follow the instructions provided by your broker or nominee.

PROPOSAL ONE

ELECTION OF DIRECTORS

Nominees and Vote Required to Elect Nominees

A board of seven directors is to be elected at the Annual Meeting. Our bylaws provide that in an uncontested election, directors will be elected to our Board of Directors if the votes cast "for" such nominee's election exceed the votes cast "against" such nominee's election. See "Corporate Governance — Voting Standard for Director Elections". If any of the below nominees is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for a substitute nominee designated by our present Board of Directors to fill the vacancy, unless the number of directors constituting the full Board of Directors is reduced. We have no reason to believe that any of the nominees will be unable or unwilling to serve if elected. The term of office of each person elected as a director will continue until the next annual meeting of shareholders or until his successor has been elected and qualified.

The following table sets forth the nominees, their ages, their principal positions and the year in which each became a director. Each of the nominees is presently a director of the Company.

Name	Age	Position and Offices	Director Since
Stephen J. Greathouse	61	Director, Chairman of the Board of Directors	2009
Neil E. Jenkins	63	Director	2006
Michael J. Maples	70	Director	2004
Justin A. Orlando	41	Director	2009
Patrick J. Ramsey	38	President, Chief Executive Officer and Director	2010
Robert D. Repass	52	Director	2002
Timothy S. Stanley	46	Director	2010

Stephen J. Greathouse has been a director since 2009 and was appointed Vice Chairman in March 2010 and Chairman in March 2011. In addition to his role as Chairman, Mr. Greathouse serves on the Compensation Committee and the Regulatory Compliance Committee. Mr. Greathouse has been involved in the Las Vegas hotel and gaming industry for more than 30 years. Prior to his retirement, from 1997 to 2005, he served as Senior Vice President of Operations for the Mandalay Resort Group, a casino entertainment company. Prior to his time at Mandalay, in 1997, Mr. Greathouse served as President of Boardwalk Hotel & Casino, Las Vegas, a casino entertainment company, and from 1994 to 1997, he served as Chief Executive Officer and Chairman of the Board of Alliance Gaming Corporation (renamed "Bally Technologies, Inc." in 2006), a provider of gaming devices and systems ("Bally Technologies"). Mr. Greathouse spent 16 years with Harrah's Entertainment, Inc. (now known as Caesars Entertainment Corporation), a casino entertainment company ("Harrah's"), starting as a Race & Sports Book Manager in Reno and working his way up to President, Casino-Hotel Division. Mr. Greathouse received a B.S. in Business Administration from the University of Missouri-Columbia. Our Board of Directors believes that Mr. Greathouse, who has significant experience in the gaming industry, including extensive leadership experience, brings valuable insight to the Board of Directors.

Neil E. Jenkins has been a director since October 2006. In addition to his role as a director, Mr. Jenkins serves as the Chairman of the Compensation Committee and on the Nominating and Governance Committee. Since 2000, Mr. Jenkins has been an Executive Vice President and Secretary and the General Counsel for Lawson Products, Inc., a publicly traded industrial products company. Beginning in 1974, Mr. Jenkins began working in labor relations for Bally Manufacturing Corporation, the predecessor company to Bally Entertainment Corporation, a manufacturer of gaming units, and continued in the legal department, rising to the position of General Counsel, a capacity he served in from 1985 to 1992. In 1993, Mr. Jenkins became a member of the Executive Team of Bally Gaming International, Bally Manufacturing's gaming industry spin-off, where he helped coordinate business development, legal, and licensing matters. Mr. Jenkins received a B.A. in Political Science from Brown University, a Juris Doctor degree from Loyola University Chicago School of Law, and a Master of Science degree in Financial Markets from the Center for Law & Financial Markets at the Illinois Institute of Technology. Our Board of Directors believes that Mr. Jenkins' extensive experience in the gaming industry and business development, legal, and licensing experience is valuable to the Board of Directors.

Michael J. Maples, Sr. has been a director since August 2004 and served as Chairman of the Board of Directors from April 2006 to March 2011. In addition to his role as a director, Mr. Maples serves on the Audit and Nominating and Governance Committees. Prior to his retirement, Mr. Maples held various management positions at Microsoft Corporation, a software products and services company ("Microsoft"), from April 1988 to July 1995, including Executive Vice President of the Worldwide Products Group. As a member of the Office of the President at Microsoft, Mr. Maples reported directly to the Chairman. Previously, Mr. Maples served as Director of Software Strategy for International Business Machines Corp., a software products and services company, on the board of Motive, Inc., a service management software company, and on the board of PeopleSoft, Inc., a software company. Mr. Maples also currently serves on the boards of Lexmark International, Inc., a laser and inkjet printer company, and Sonic Corp., an operator and franchisor of drive-in restaurants. Mr. Maples is currently a member of the Board of Visitors of the Engineering School at the University of Oklahoma and the College of Engineering Foundation Advisory Council at the University of Texas at Austin. Mr. Maples received a B.S. in Electrical Engineering from the University of Oklahoma and an MBA from Oklahoma City University. Our Board of Directors believes that Mr. Maples' extensive management and financial experience in technology companies and corporate governance experience through service on other boards is valuable to the Board of Directors.

Justin A. Orlando has been a director since 2009. In addition to his role as a director, Mr. Orlando serves on the Audit Committee. Mr. Orlando is a managing director of Dolphin Limited Partnerships, a private investment management firm focused on investing in undervalued public companies across a diverse set of industries, where he has worked since 2002. Previously, from 1999 to 2002, Mr. Orlando was a member of the healthcare investment banking group of Merrill Lynch, Pierce, Fenner & Smith Incorporated where he was involved in advisory work, financings, and control transactions. From 1996 to 1999, Mr. Orlando practiced corporate law with the law firm of Paul, Weiss, Rifkind, Wharton & Garrison LLP, focusing on mergers and acquisitions and corporate finance transactions. Mr. Orlando received a B.A. in History from the University of Chicago and a Juris Doctor degree from the Columbia University School of Law. Our Board of Directors believes that Mr. Orlando's strategic, financial, and legal experience is valuable to the Board of Directors.

Patrick J. Ramsey became our President and Chief Executive Officer and was appointed to serve as a director in September 2010, after serving as the Interim President and Chief Executive Officer since March 2010 and Chief Operating Officer of the Company since September 2008. Previously, Mr. Ramsey was employed as the Vice President and Executive Associate to the Vice Chairman of Harrah's from November 2007 through September 2008, where he worked on domestic and international development, design and construction, and sports and entertainment. Prior to joining the corporate office of Harrah's in Las Vegas, Mr. Ramsey worked as the Vice President of Slot Operations, Slot Performance, and Security Operations at Caesars Atlantic City (May 2006 - November 2007), a casino. Mr. Ramsey has held several other positions with Harrah's, including roles in the Central Division headquarters based in Memphis (November 2004 - May 2006) and at several of the Chicagoland properties (June 2003 - November 2004). Mr. Ramsey received a B.A. in Economics from Harvard University and an MBA from the Kellogg School of Management at Northwestern University. Our Board of Directors believes that Mr. Ramsey, as President and Chief Executive Officer of the Company, is a critical member of the Board of Directors. His significant experiences at Harrah's, as well as leadership within the Company, are invaluable to the Board of Directors in setting direction and strategy for the Company.

Robert D. Repass has been a director since July 2002. In addition to his role as a director, Mr. Repass serves as Chairman of the Audit Committee and serves on the Nominating and Governance Committee. Mr. Repass is currently a partner with Maxwell, Locke & Ritter, an Austin based professional services firm. From April 2002 through February 2009, Mr. Repass was Senior Vice President and Chief Financial Officer of Motion Computing, Inc., a mobile computing company. From January 2002 until March 2002, Mr. Repass was a private consultant. From March 2000 until December 2001, Mr. Repass was a partner with TL Ventures, a Philadelphia based venture capital firm. Mr. Repass was the managing partner of the Austin office of PricewaterhouseCoopers, a global professional services firm, from December 1997 to March 2000. From January 2003 until December 2005, Mr. Repass served on the Board of Directors and as the Chairman of the Audit Committee of Bindview Development Corporation, a software company. Mr. Repass also served on the Board of Directors and as Chairman of the Audit Committee of INX, Inc., a technology services company, from July 2011 until its sale in December 2011. Mr. Repass has over 30 years of public accounting, Securities and Exchange Commission and financial reporting experience. Mr. Repass received a B.S. in Accounting from Virginia Tech. Our Board of Directors believes that Mr. Repass, who is chair of the Audit Committee and an audit committee financial expert, brings an understanding of the operational and financial aspects of public companies in general, and of the Company's business in specific, to the Board of Directors.

Timothy S. Stanley has been a director since 2010. In addition to his role as a director, Mr. Stanley serves as the Chairman of the Nominating and Governance Committee and on the Compensation Committee. Mr. Stanley has over 20 years of business and technology leadership, and is currently the Senior Vice President of Enterprise Strategy and leads the CXO Strategic Advisors team at Salesforce.com, an enterprise cloud computing company. Mr. Stanley also serves as the President of Tekexecs, an executive advisory and consultancy firm, and as the Founder of Innovatects, a business innovation and technology incubator. Mr. Stanley is also an adjunct Professor for the Merage School of Business at the University of California Irvine. Previously, from December 2006 to January 2009, Mr. Stanley served as Chief Information Officer, Chief Innovation Officer and Senior Vice President of Innovation, Gaming and Technology for Harrah's; and from January 2003 to December 2006, he served as Harrah's Chief Information Officer and Senior Vice President, Information Technology and from February 2001 to January 2003 as Harrah's Vice President, Information Technology. Prior to working at Harrah's, Mr. Stanley was a Partner leading the Travel and Entertainment practice for USWeb, an interactive agency and internet consulting firm; Chief Information Officer and Vice President of Information Technology for National Airlines, an airline; startup Chief Information Officer for jetBlue Airways, an airline; and led various other marketing, product, technology and services teams at Intel Corporation, a semiconductor manufacturer, Optima, a Swiss affiliate of KPMG, LLP, an international business consulting and services firm, and Kimberly-Clark Corporation, a global health and hygiene product manufacturing company, in the United States and abroad. Mr. Stanley is currently a member and investor with Tech Coast Angels, an angel investing group, and is also a private investor and advisor to several privately held startup companies in various industries. Mr. Stanley received a B.S. in Engineering from the University of Washington, and an MBA in International Business and Technology Management from Thunderbird School of Global Management. Our Board of Directors believes that Mr. Stanley's expertise in innovation, technology, and marketing is valuable to the Board of Directors as the Company continues to seek new ways to innovate and grow.

Nominee Recommendations

All director nominees were approved by the Nominating and Governance Committee for inclusion in our proxy card for the Annual Meeting.

There are no family relationships among any of our executive officers and directors.

Agreement with Liberation Investments

Mr. Jenkins was originally appointed to our Board of Directors in October 2006, nominated for inclusion on the slate of candidates for election at the 2007 annual shareholders meeting and recommended by our Board of Directors to the shareholders for election at the 2007 annual meeting pursuant to an Agreement, dated October 24, 2006, by and among us and Liberation Investments, L.P., a Delaware limited partnership, certain entities affiliated with Liberation Investments, L.P., former director Emanuel Pearlman, an affiliate of Liberation Investments, L.P., and Mr. Jenkins. A copy of the agreement is attached as Exhibit 10.1 to a Current Report on Form 8-K filed by us with the Securities and Exchange Commission, or SEC, on October 26, 2006. The agreement does not require our Board of Directors' nomination of, or recommendation of a vote in favor of, Mr. Jenkins for election as a director at the 2013 Annual Meeting, and our Board of Directors' nomination and recommendation of Mr. Jenkins for election as a director at the 2013 Annual Meeting has not been made pursuant to any obligation arising under such agreement or any other agreement.

Vote Required

Directors will be elected if the votes cast "for" such nominee's election exceed the number of votes cast "against" such nominee's election. "Abstentions" and "broker non-votes" will not be counted as votes cast either "for" or "against" that director's election and therefore will not affect the voting results.

Recommendation of our Board of Directors

Our Board of Directors recommends that the shareholders vote "FOR" each of the nominees named above.

CORPORATE GOVERNANCE

Corporate Governance Highlights

Our Board of Directors has adopted a set of Corporate Governance Guidelines to help it exercise its responsibilities and promote the efficient function of the Board and its committees. The Corporate Governance Guidelines may be found on our website at *www.multimediagames.com* in the "Investor Relations" section. The Board's current corporate governance practices include the following:

- *Independent Chairman*—We have an independent Chairman of the Board who is responsible for presiding at all meetings of the Board and at all meetings of Shareholders, and also performs such other duties as may be prescribed from time to time by the Board. In addition, the Chairman of the Board serves as a direct contact to the Board of Directors for the Chief Executive Officer and generally advises the Chief Executive Officer.
- *Majority Vote Standard for Director Elections*—We have a majority voting standard for the election of directors in uncontested elections. Under this standard, a director nominee will be elected to the Board if the votes cast "for" such nominee's election exceed the votes cast "against" such nominee's election. The Board has adopted a director election policy, pursuant to which each nominee who is standing for re-election at the Annual Meeting has tendered an irrevocable resignation that will become effective if the nominee does not receive the required vote and our Board of Directors accepts the resignation.
- *Annual Elections of Directors*—All of our directors are elected annually by our shareholders.
- *Access to Management*—We afford our directors complete access to our management. Key members of management attend Board of Directors and committee meetings to present information concerning various aspects of the Company, its operations and results.
- *Authority to Retain Outside Advisors*—The Board and each of its committees has the authority to retain outside financial, legal or other advisors as they deem appropriate. The Audit Committee has the sole authority to hire and terminate the independent registered public accountants. The Compensation Committee has the sole authority to hire and terminate compensation advisors as the committee believes necessary or appropriate. The Nominating and Governance Committee has the sole authority to hire and terminate search firms to identify director candidates.
- *Limitation on Number of Boards*—Our directors should not serve on more than four other public company boards in addition to the Company's Board.
- *Retirement Age*—The Board has established a retirement age of 70 for outside directors. At the age of 70, an outside director should resign unless the Board determines that his continued service is in the best interests of the Company. The Board has determined that Mr. Maples, who is 70 years old, should continue to serve on the Board as his continued service is in the best interests of the Company.
- *Changes in Responsibilities Evaluated*—Directors should offer their resignation in the event of any significant change in their personal circumstances, including a change in their principal job responsibilities that could interfere with the performance of their duties as directors.
- *Board and Committee Evaluations*—The Nominating and Governance Committee annually reviews the functioning and effectiveness of the Board of Directors and its committees. The Board and each committee also perform annual self-evaluations.

Determination of Independence

Our Board of Directors is currently comprised of seven members. Our Board of Directors has determined that Messrs. Greathouse, Jenkins, Maples, Orlando, Repass, and Stanley each qualify as "independent" directors as defined in the listing rules of the Nasdaq Stock Market, or the Nasdaq Listing Rules. Therefore, a majority of the members of our Board of Directors are "independent" as such term is defined in the Nasdaq Listing Rules.

In reviewing the independence of our directors, our Board of Directors reviewed and considered facts and circumstances relevant to the independence of each member. In particular, our Board of Directors considered two Company transactions with companies for which certain of our directors are or were affiliated. Mr. Repass was formerly a director of INX, Inc. and served as such from July 2011 until its sale in December 2011. The Company is a party to a 2006 agreement with INX, Inc., pursuant to which it paid approximately $98,000 for services to INX, Inc. in fiscal year 2012. The Board of Directors determined that this relationship did not impair Mr. Repass's independence under the Nasdaq Listing Rules. Mr. Stanley became a director of the Company in March 2010 and became an officer of

Salesforce.com in December 2010. The Company initially entered into an agreement with Salesforce.com in June 2009. During fiscal year 2012, the Company paid approximately $150,000 for services to Salesforce.com. Because Mr. Stanley does not have an indirect material interest in these payments, this agreement is not considered a related party transaction under the rules of the Securities and Exchange Commission, or SEC. Furthermore, the amounts paid to Salesforce.com do not exceed the thresholds set forth in the objective requirements for independence in the Nasdaq Listing Rules and the Company's Corporate Governance Guidelines. The Board of Directors determined that this relationship did not impair Mr. Stanley's independence under the Nasdaq Listing Rules.

The independent directors have committed to hold formal meetings, separate from management, at least four times a year.

Meetings of Our Board of Directors

The Board and standing committees met as follows during the fiscal year ended September 30, 2012:

	Number of Meetings
Board of Directors	7
Audit Committee	10
Compensation Committee	8
Nominating and Governance Committee	4

During that period, no director attended fewer than 75% of the aggregate of (i) the total number of meetings of our Board of Directors held during the period for which he was a director, and (ii) the total number of meetings held by all committees of our Board of Directors during the period that he served on such committees.

Committees of Our Board of Directors

Our Board of Directors has three standing committees: the Audit Committee; the Compensation Committee; and the Nominating and Governance Committee. Currently, all of the members of each of our committees are "independent," as determined by our Board of Directors and in accordance with the Nasdaq Listing Rules. In addition, each member of the Audit Committee also satisfies the independence requirements of Rule 10A-3(b)(1) of the rules promulgated under the Securities Exchange Act of 1934, as amended, or the 1934 Act. The following table sets forth the membership of the Board's standing committees:

Name	Audit Committee	Compensation Committee	Nominating and Governance Committee
Stephen J. Greathouse		X	
Neil E. Jenkins		CHAIR	X
Michael J. Maples, Sr.	X		X
Justin A. Orlando	X		
Robert D. Repass	CHAIR		X
Timothy S. Stanley		X	CHAIR

Audit Committee. The Audit Committee is currently comprised of Messrs. Repass, Maples and Orlando, who are each "independent" directors, as required by Nasdaq Marketplace Rules and the rules of the SEC regarding audit committee membership. All Audit Committee members also possess the level of financial literacy required by Nasdaq Listing Rules. Our Board of Directors has determined that at least one member of the Audit Committee, Mr. Repass, is an "audit committee financial expert" as defined by the rules and regulations of the SEC. Mr. Repass serves as the Chairman of the Audit Committee. The Audit Committee operates under a written charter adopted by our Board of Directors, a current copy of which is located on the "Investor Relations" page of our Internet website located at *www.multimediagames.com*.

The primary purpose of the Audit Committee is to assist our Board of Directors in:

- Overseeing our accounting and financial reporting processes and the audits of our consolidated financial statements; and
- Reviewing the qualifications, independence and performance, and approving the terms of engagement of the independent registered public accountants.

The Audit Committee is also responsible for the preparation of the Audit Committee Report, which is included elsewhere in this Proxy Statement.

The Audit Committee, consistent with the Sarbanes-Oxley Act of 2002 and the rules adopted thereunder, meets with management and the auditors prior to the filing of all periodic reports under the 1934 Act, including the audited financial statements and financial statements thereunder, as applicable, and prior to the filing of officers' certifications with the SEC to receive information concerning, among other things, significant deficiencies, if any, in the design or operation of our internal controls.

Compensation Committee. The Compensation Committee currently is comprised of Messrs. Jenkins, Greathouse and Stanley, who are each "independent" directors, as required by Nasdaq Listing Rules. Mr. Jenkins serves as the Chairman of the Compensation Committee. The Compensation Committee is charged with the responsibility of determining the compensation of our executive officers, including our Chief Executive Officer, and reviewing and proposing to the Board changes in non-employee director compensation. The Compensation Committee operates under a written charter adopted by our Board of Directors, a current copy of which is located on the "Investor Relations" page of our Internet website located at *www.multimediagames.com*.

The Compensation Committee has overall responsibility for the approval of executive compensation programs that are appropriate, consistent with its compensation philosophy, and support the Company's business goals and objectives and for reviewing and proposing to the Board changes in non-employee director compensation. Specifically, the Compensation Committee has authority and responsibility for the review, evaluation and approval of the compensation structure and levels for all of the executive officers. The Compensation Committee also approves all employment, severance, or change-in-control agreements, and special or supplemental benefits or provisions applicable to executive officers. The Compensation Committee is responsible for reviewing and making annual recommendations to the Board regarding the compensation of non-employee directors. The Compensation Committee has the sole authority to retain or terminate any consulting firm used to evaluate director, Chief Executive Officer or executive compensation, and to determine and approve the terms of engagement and the fees and costs for such engagements. The Compensation Committee has historically retained an independent compensation consultant in order to assess executive compensation and retained Radford Consulting, or Radford, to review the Company's executive compensation for fiscal years 2011 and 2012.

Each year, the Compensation Committee reviews the compensation recommendations for the Company's named executive officers submitted by the Chief Executive Officer. In general, the Chief Executive Officer's recommendations consider the following:

- Performance versus stated individual and Company business goals and objectives;
- Internal equity (i.e., considering the pay for similar jobs and jobs at different levels within the Company) and the critical nature of each executive officer to the Company's past and future success;
- The need to retain talent; and
- The compensation history of each executive officer, including the value and number of equity awarded in prior years.

The Compensation Committee believes that this input from management as well as input from the independent compensation consultant provides useful information and perspective to assist the Compensation Committee with the determination of its own views on compensation. Although the Compensation Committee receives information and recommendations regarding the design and level of compensation of the executive officers from management and from the independent compensation consultant, the Compensation Committee makes the final decisions as to the plan design and compensation levels for these executives.

In making decisions on each executive officer's compensation, the Compensation Committee considers the nature and scope of all elements of the executive officer's total compensation package, the executive officer's responsibilities, and the competitive posture of the executive officer's current compensation, based on analysis from an independent compensation consultant. The Compensation Committee also evaluates each executive officer's performance through reviews of objective results (both Company and individual results), reports from the Chief Executive Officer and other senior management regarding the executive's effectiveness in supporting the Company's key strategic, operational and financial goals and, in some cases, personal observation.

The base salary and bonus opportunity of our Chief Executive Officer and our other named executive officers are set forth in their respective executive employment agreements, as may be amended from time to time in the Compensation Committee's discretion. With respect to the compensation of the Chief Executive Officer, the Compensation Committee is responsible for the periodic review and approval of his total compensation, including annual incentive bonus structure and equity-based incentive compensation. The Compensation Committee also develops annual performance goals and objectives, and conducts an evaluation of the Chief Executive Officer's performance relative to these goals and objectives. On a discretionary basis the Compensation Committee considers and discusses the Chief Executive Officer's compensation in executive session without the Chief Executive Officer present.

Nominating and Governance Committee. The Nominating and Governance Committee is currently comprised of Messrs. Stanley, Jenkins, Maples and Repass. Mr. Stanley serves as the Chairman of the Nominating and Governance Committee. All members of the Nominating and Governance Committee meet the test for independence set forth in the Nasdaq Listing Rules. The Nominating and Governance Committee operates under a written charter adopted by our Board of Directors, a current copy of which is located on the "Investor Relations" page of our Internet website located at *www.multimediagames.com*.

The primary purpose of the Nominating and Governance Committee is to identify and recommend to our Board of Directors individuals who are qualified to become members of our Board of Directors and the committees of our Board of Directors. The Nominating and Governance Committee is also responsible for recommending to our Board of Directors corporate governance principles, providing oversight of the annual performance review process of our Board of Directors and the committees of our Board of Directors, and facilitating interaction between our management and our Board of Directors and committees of our Board of Directors.

On September 11, 2012, the Board of Directors, upon the recommendation of the Nominating and Governance Committee, adopted the Sixth Amended and Restated Bylaws of the Company. The Bylaws became effective immediately upon its adoption. Among the changes approved by the Board of Directors, the Bylaws establish a new requirement that nominations for directors by a shareholder must be made pursuant to timely notice in writing to the Corporate Secretary of the Company, which must include certain enumerated information as provided in the Bylaws as to each person whom the shareholder proposes to nominate for election or re-election as a director as well as the shareholder giving notice and the beneficial owner, if any, on whose behalf the nomination is made. No person will be eligible for election as a director of the Company by the shareholders unless nominated in accordance with the procedures set forth in the Bylaws. The Bylaws also establish procedures and requirements for shareholders to propose business other than nominations of directors at an annual meeting of shareholders. Collectively, these amendments were intended to (i) establish an orderly process for shareholders seeking to nominate directors or propose other business at a shareholder meeting, (ii) elicit information relevant to the Company's and shareholders' evaluation of the proposed nomination or business, and (iii) give the Company and shareholders a reasonable period of time to evaluate the proposal or nominees. The Board of Directors believes that the new information and notice requirements are reasonable and similar to those implemented by many other public companies.

In addition, the Bylaws impose new qualifications for directors and director nominees. The Bylaws give the Board of Directors discretion to determine whether a proposed nominee would put the Company at risk of losing or suffering prejudice to a gaming license, of being unable to reinstate a prior gaming license, or of being unable to obtain a new gaming license. In addition, in order to be qualified to serve as a director, a person may not be an "Unsuitable Person" as defined in the Bylaws, must satisfy the director qualification requirements of all gaming authorities, and must annually submit an irrevocable resignation that will be effective if a gaming authority determines that such person's membership on the Board of Directors would cause the Company to lose a gaming license, be unable to reinstate a prior gaming license, or be unable to obtain a new gaming license. In light of the highly regulated nature of the Company's business and industry in which it operates, and the potential adverse consequences to the Company if an unqualified director were to remain on the Board of Directors (as discussed more fully in the "Item 1. Business" and "Item 1A. Risk Factors" sections of our Annual Report on Form 10-K filed on November 15, 2012), the Board of Directors believes that the new qualifications are reasonable and appropriate for the Company.

Please see our Current Report on Form 8-K filed on September 14, 2012 for more information about the material changes to the Bylaws.

Director Nominations

Our directors play a critical role in guiding our strategic direction and overseeing the management of our business. The Nominating and Governance Committee's goal is to assemble a Board of Directors that brings to us a variety of perspectives and skills derived from high quality business and professional experience. All Board of Director candidates, including those candidates recommended by shareholders, are considered based upon various criteria, such as their business and professional skills and experiences, personal and professional ethics, integrity and values, long-term commitment to representing the best interests of our shareholders and inquisitive and objective perspective and mature judgment. Additionally, director candidates must have sufficient time available to perform all Board of Directors and committee responsibilities and must be qualified to serve as a director under our Bylaws. When reviewing potential director candidates, the Nominating and Governance Committee considers the following factors:

- The appropriate size of our Board of Directors and its committees;
- The perceived needs of our Board of Directors for individuals with particular skills, background, and business experience;
- The skills, background, reputation, and business experience of nominees in relation to the skills, background, reputation, and business experience already possessed by other members of our Board of Directors;
- Nominees' independence from management;
- Nominees' experience with accounting rules and practices;
- Nominees' background with regard to executive compensation;
- Applicable regulatory and listing requirements, including independence requirements and legal considerations;
- The benefits of a constructive working relationship among directors; and
- The desire to balance the considerable benefit of continuity with the periodic injection of the fresh perspective provided by new members.

The Nominating and Governance Committee generally believes that the Board of Directors benefits from diversity of background, experience and views among its members, and considers this as a factor in evaluating the composition of the Board of Directors, but has not adopted any specific policy in this regard. The Nominating and Governance Committee may also consider from time to time, such other factors as it may deem to be in the best interests of our business and shareholders. Other than considering the factors listed above and those qualifications set forth in our Bylaws, we have no stated minimum criteria for director nominees. The Nominating and Governance Committee does, however, believe it appropriate for at least one member of our Board of Directors to meet the criteria for an "Audit Committee financial expert" as defined by SEC rules, and that a majority of the members of our Board of Directors meet the definition of "independent" director under the Nasdaq Listing Rules.

The Nominating and Governance Committee will review the qualifications and backgrounds of the current directors, as well as the overall composition of our Board of Directors, and recommend to our full Board of Directors the slate of directors to be nominated for election at the annual meeting of shareholders. In the case of incumbent directors, the Nominating and Governance Committee reviews such directors to determine whether to recommend these directors for re-election. In the case of new director candidates, the questions of independence and financial expertise are important to determine what roles can be performed by the candidate, and the Nominating and Governance Committee determines whether the candidate meets the independence standards set forth in the Sarbanes-Oxley Act of 2002, SEC rules and Nasdaq Listing Rules, and the level of the candidate's financial expertise. Candidates for nomination as director come to the attention of the Nominating and Governance Committee from time to time through incumbent directors, management, shareholders, or third parties. The evaluation process may also include interviews and additional background and reference checks for non-incumbent nominees, at the discretion of the Nominating and Governance Committee.

The Nominating and Governance Committee will consider nominees recommended by shareholders on the same terms as nominees selected by the Nominating and Governance Committee. Any shareholder suggestions must be provided to the Nominating and Governance Committee on a timely basis using the procedure described in "Shareholder Communications with Our Board of Directors" below and must include the same information required by Section 3.16 of our Bylaws for shareholder nominations of directors.

Director Attendance at Annual Meetings

Our policy is that all directors will make reasonable efforts to attend our annual meetings of shareholders. We take great care in scheduling meetings at times when all of our directors are available to attend such meetings either in person or telephonically. At our last annual shareholders meeting, which was held on February 1, 2012, all of our then-current directors attended in person.

Voting Standard for Director Elections

Pursuant to our Bylaws, we have a majority voting standard for the election of directors in uncontested elections. Under this standard, a director nominee will be elected to the Board if the votes cast "for" such nominee's election exceed the votes cast "against" such nominee's election. Abstentions and broker non-votes are not considered votes cast. If a director nominee is an incumbent director and does not receive a majority of the votes cast in an uncontested election, that director will continue to serve on the Board as until the director's successor is elected and qualified. The Board has adopted a director election policy, pursuant to which each nominee who is standing for re-election at the Annual Meeting has tendered an irrevocable resignation that will become effective if the nominee does not receive the required vote and our Board of Directors accepts the resignation. If an incumbent director fails to receive the required vote for re-election, the Nominating and Governance Committee will act on an expedited basis to determine whether to accept the director's resignation and will submit such recommendation for prompt consideration by our Board of Directors. Our Board of Directors expects the director whose resignation is under consideration to abstain from participating in any decision regarding that resignation. The Nominating and Governance Committee and Board of Directors may consider any factors they deem relevant in deciding whether to accept a director's resignation. If our Board of Directors accepts the resignation, the nominee will no longer serve on our Board of Directors, and if our Board of Directors rejects the resignation, the nominee will continue to serve until his or her successor has been duly elected and qualified or until his or her earlier disqualification, death, resignation, or removal.

If a shareholder has nominated a candidate for election to the Board in compliance with the advance notice requirements for shareholder nominees for directors contained in our Bylaws, and the nomination has not been withdrawn by the shareholder on or before the tenth day before the Company sends its notice of meeting for the shareholder meeting, then directors will be elected by a plurality of the votes cast.

Shareholder Communications with Our Board of Directors

Shareholders may communicate with our Board of Directors by transmitting correspondence by mail to the address below, or electronically through the "Investor Relations – Corporate Governance – Contact the Board" form located on our website, *www.multimediagames.com*.

Chairman of the Board or Board of Directors
c/o Corporate Secretary
Multimedia Games Holding Company, Inc.
206 Wild Basin Road South, Building B
Austin, Texas 78746

The communications will be transmitted to the appropriate leadership of our Board of Directors as soon as practicable, unless our Corporate Secretary, in consultation with legal counsel, determines there are safety or security concerns that mitigate against further transmission of the communication. Our Board of Directors shall be advised of any communication withheld for safety or security reasons as soon as practicable.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics applicable to our officers, directors, and employees. This code is located on our website under the "Investor Relations" page of our Internet website located at *www.multimediagames.com*. A copy will also be made available free of charge upon written request made to our Corporate Secretary, at 206 Wild Basin Road South, Building B, Austin, Texas 78746. If we make any amendments to this code other than technical, administrative, or other non-substantive amendments, or grant any waivers, including implicit waivers, from a provision of the code to our principal executive officer, principal financial officer, principal accounting officer, or controller, or other persons performing similar functions that requires disclosure by law or the Nasdaq Listing Rules, we will disclose the nature of the amendment or waiver, its effective date and to whom it applies on our website or in a report on Form 8-K filed with the SEC.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended September 30, 2012, the Compensation Committee of our Board of Directors consisted of Mr. Jenkins, Mr. Greathouse and Mr. Stanley. None of these individuals has served at any time as an officer or employee of the Company or had any relationships requiring disclosure by the Company under the SEC's rules requiring disclosure of certain relationships and related-party transactions. In addition, none of the Company's executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, the executive officers of which served as a director of the Company or member of the Compensation Committee during the fiscal year ended September 30, 2012.

Board Leadership Structure and Role in Risk Oversight

As provided in our Corporate Governance Guidelines, the Board elects its Chairman and appoints the Company's Chief Executive Officer according to its view of what is best for the Company at any given time. The Board does not believe there should be a fixed rule as to whether the offices of Chairman and Chief Executive Officer should be vested in the same person or two different people, or whether the Chairman should be an employee of the Company or should be elected from among the non-employee directors. The needs of the Company and the individuals available to play these roles may dictate different outcomes at different times, and the Board believes that retaining flexibility in these decisions is in the best interests of the Company.

Presently, the Company is managed by a President and Chief Executive Officer that is separate from the Chairman of the Board. The Board of Directors has determined that its present leadership structure is effective to create checks and balances between the executive officers of the Company and the Board of Directors in the Company's current circumstances as the Company has undergone significant change over the last few years, including turnover at executive level and downsizing of the Company. Our Board's role in risk oversight is consistent with our Board's leadership structure, with the Chief Executive Officer and other members of senior management having responsibility for assessing and managing our risk exposure and our Board and committees providing oversight in connection with those efforts. The Board of Directors is actively involved in overseeing all material risks that face the Company. The Board of Directors administers its oversight functions by reviewing the operations of the Company, by overseeing the executive officers' management of the Company, and through its risk oversight process.

Risk Oversight Process. Our Board of Directors has the primary responsibility for risk oversight of the Company as a whole. However, the Board of Directors has delegated primary oversight responsibility to the Audit Committee. The Audit Committee is responsible for overseeing risks associated with financial and accounting matters, including overseeing compliance with legal and regulatory requirements and internal control over financial reporting. In addition, the Audit Committee has oversight responsibility for the Company's overall business risk management process, which includes the identification, assessment, mitigation and monitoring of key business risks on a company-wide basis. The Company performs internal audits through the finance department. The Audit Committee has requested that the internal auditor provide a report on the Company's internal audit activities, including key business risks and evaluations and assessments of internal controls and procedures.

The Board of Directors has also charged the Company's Regulatory Compliance Committee with identifying and evaluating situations arising in the course of the Company's business that might adversely affect the objectives of gaming control. Generally speaking, a situation adversely affects the gaming control objectives if it adversely affects the public faith in the ability of any appropriate gaming regulatory system to ensure that licensed gaming is conducted honestly and competitively and that gaming is free from criminal and corruptive elements.

The Regulatory Compliance Committee is comprised of one independent director from the Company's Board of Directors, currently the Company's Chairman of the Board, and two independent members not otherwise affiliated with the Company. Our President and Chief Executive Officer generally attends meetings of the Regulatory Compliance Committee and the Regulatory Compliance Committee is generally advised by our General Counsel and Chief Compliance Officer. The Regulatory Compliance Committee generally meets quarterly and reviews and investigates all information, whether brought to the Regulatory Compliance Committee's attention or discovered by the Regulatory Compliance Committee, concerning activities that might constitute any event, circumstance or activity that adversely affects the objectives of gaming control or violations of the Company's compliance policies. After review of the information, the Regulatory Compliance Committee formulates a recommendation to management regarding a course of action to appropriately address the specific event, transaction, circumstance, or situation. Although the Regulatory Compliance Committee does not have authority to make or override policies, procedures or management decisions of the Company, the Regulatory Compliance Committee must refer any compliance issues that it feels are not adequately addressed to the Board of Directors for further consideration. The Regulatory Compliance Committee is not intended to displace either the Board of Directors or the executive officers' decision-making authority, but is intended to be an advisory body to better ensure that the Company's goals of avoiding unsuitable situations and in entering into relationships exclusively with suitable persons remains satisfied.

The Board of Directors has also charged the Company's SEC Disclosure Committee with ensuring that senior management and the Board of Directors are informed about material information regarding the Company's business.

Compensation Risk Assessment

The Compensation Committee and management have considered whether the Company's compensation programs for employees create incentives for employees to take excessive or unreasonable risks that could materially harm the Company. The Compensation Committee believes that our compensation plans are typical for our industry and that risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on the Company. The Compensation Committee believes that the Company's bonus, stock options and other equity incentives, and the long term incentive program provide some degree of risk, but feel that these risks are properly mitigated. Our equity typically vests over a multi-year period, and our stock options remain exercisable from seven to ten years from the date of grant, encouraging participants to look to long-term appreciation in equity values. Additionally annual non-sales bonus payouts are (i) based upon a plan design and performance targets for revenue and operating income and other metrics which are pre-approved by the Compensation Committee at the beginning of every year, (ii) capped, and (iii) do not guarantee a minimum bonus payout. Our long term incentive program payments are also based on long term metrics pre-approved by the Compensation Committee and are designed to encourage participants to look to long-term appreciation in equity values.

PROPOSAL TWO

ADVISORY VOTE ON EXECUTIVE COMPENSATION

Background of the Proposal

The Dodd-Frank Act requires all public companies to hold a separate non-binding, advisory shareholder vote to approve the compensation of executive officers as described in the Compensation Discussion and Analysis, the executive compensation tables and any related information in each such company's proxy statement (commonly known as a "Say on Pay" proposal). The Compensation Committee has determined that such a Say-on-Pay proposal shall be conducted annually and expects to hold a separate, non-binding, advisory shareholder vote again for the Company's 2014 Annual Meeting of Shareholders.

Executive Compensation

As discussed in the "Compensation Discussion and Analysis" section of this Proxy Statement, the Board of Directors believes that our current executive compensation programs directly link executive compensation to our financial performance and align the interests of our executive officers with those of our shareholders. Our Board of Directors also believes that our executive compensation programs provide our executive officers with a balanced compensation package that includes a reasonable base salary along with annual and long-term incentive compensation programs that are based on the Company's financial performance. These incentive programs are designed to reward our executive officers on both an annual and long-term basis if they attain specified target goals, the attainment of which do not require the taking of an unreasonable amount of risk, as discussed above in the "Compensation Risk Assessment" section.

The "Compensation Discussion and Analysis" discussion includes additional details about our executive compensation programs. This Say on Pay proposal is set forth in the following resolution:

> "RESOLVED, that the shareholders approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables, and the related disclosure contained in the Proxy Statement set forth under the caption "Executive Compensation" of this Proxy Statement."

Vote Required

The affirmative vote of the holders of a majority of the shares entitled to vote on, and who voted for or against the matter will be required for the proposal to pass and "abstentions" and "broker non-votes" shall not be counted as votes either "for" or "against" the proposal; however, because your vote on this proposal is advisory, it will not be binding on the Board of Directors or the Company. The Compensation Committee and the Board of Directors, however, will take into account the outcome of the vote when considering future executive compensation arrangements.

Recommendation of our Board of Directors

The Board of Directors recommends that you vote FOR the approval, on a non-binding, advisory basis, of the compensation of our named executive officers as disclosed in the Compensation Discussion and Analysis, the compensation tables, and the related disclosure contained in the Proxy Statement set forth under the caption "Executive Compensation" of this Proxy Statement.

PROPOSAL THREE

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

The Audit Committee of our Board of Directors has selected BDO USA, LLP as independent registered public accountants to audit our consolidated financial statements for the fiscal year ending September 30, 2013. BDO USA, LLP has served as our independent registered public accountants since their appointment in our 1999 fiscal year. A representative of BDO USA, LLP is expected to be present at the annual meeting, with the opportunity to make a statement if the representative desires to do so, and is expected to be available to respond to appropriate questions.

	Year Ended September 30, 2012	Year Ended September 30, 2011
Audit Fees	$ 515,000	$ 535,000
Audit-Related Fees	88,775	126,500
Tax Fees	—	—
All Other Fees	—	—
Total	$ 603,775	$ 661,500

Audit Fees. Audit Fees represent fees for professional services provided in connection with the audit of our annual consolidated financial statements and of management's assessment and the operating effectiveness of internal control over financial reporting including in our Form 10-K, the quarterly reviews of condensed consolidated financial statements included in our Form 10-Q filings, and other statutory or regulatory filings.

Audit-Related Fees. Audit-Related Fees are fees for assurance and related services. This category includes fees related to assistance in employee benefit and compensation plan audits, Statement on Standards for Attestation Engagements (SSAE) No. 16 Reports and consulting on financial accountings/reporting standards.

Tax Fees. Tax Fees primarily include professional services performed with respect to tax compliance, tax advice and tax planning, including the preparation and review of our original and amended tax returns and those of our consolidated subsidiaries, and for state, local and international tax consultation. Tax fees also include professional fees related to research and development tax credit studies. There were no tax fees in the fiscal years ended September 30, 2012 and 2011.

All Other Fees. All Other Fees includes the aggregate fees for products and services provided by BDO USA, LLP that are not reported under "Audit Fees," "Audit-Related Fees" or "Tax Fees." There were no other fees in the fiscal years ended September 30, 2012 and 2011.

The Audit Committee has also adopted procedures for pre-approving all audit and non-audit services provided by BDO USA, LLP. These procedures include reviewing a budget for audit and permitted non-audit services. The budget includes a description of, and a budgeted amount for, particular categories of non-audit services that are recurring in nature, and therefore anticipated at the time the budget is submitted. Audit Committee approval is required to exceed the budget amount for a particular category of non-audit services, and to engage the independent auditor for any non-audit services not included in the budget. For both types of pre-approval, the Audit Committee considers whether such services are consistent with the SEC's rules on auditor independence. In accordance with its pre-approval procedures, the Audit Committee pre-approved all audit and non-audit services provided by BDO USA, LLP for the fiscal years ended September 30, 2011 and September 30, 2012. The Audit Committee has considered whether the provision by BDO USA, LLP of non-audit services included in the fees set forth in the table above is compatible with maintaining the independence of BDO USA, LLP, and has concluded that such services are compatible with BDO USA, LLP's independence as our auditors.

Shareholder ratification of the appointment of BDO USA, LLP as our independent registered public accountants is not required by our Bylaws or other applicable legal requirement. However, the appointment of BDO USA, LLP is being submitted to the shareholders for ratification because the Audit Committee and our Board of Directors believes it is a good corporate governance practice and is an opportunity for shareholders to provide direct feedback to the Audit Committee and Board of Directors on an important issue of corporate governance. If the shareholders fail to ratify the appointment, the Audit Committee will reconsider whether or not to retain the firm. Even if the appointment is ratified, the Audit Committee at its discretion may direct the appointment of a different independent registered public accountant at any time during the year if it determines that such a change would be in the best interests of the Company and its shareholders.

Vote Required

The affirmative vote of the holders of a majority of the shares entitled to vote on, and who voted for or against the matter will be required for the proposal to pass; however, because your vote on this proposal is advisory, it will not be binding on the Board of Directors or the Company. Abstentions shall not be counted as votes either "for" or "against" the proposal. We do not expect any broker non-votes in connection with the ratification.

Recommendation of our Board of Directors

Upon the recommendation of the Audit Committee, our Board of Directors recommends that the shareholders vote "FOR" the ratification of BDO USA, LLP as our independent registered public accountants for our fiscal year ending September 30, 2013.

OTHER MATTERS

We know of no other matters to be submitted to the shareholders at the Annual Meeting. If any other matters properly come before the Annual Meeting, it is the intention of the persons named in the enclosed proxy to vote the shares they represent in accordance with their best judgment with respect to such matters. Discretionary authority with respect to such matters is granted by execution of the enclosed proxy.

OWNERSHIP OF SECURITIES

Security Ownership of Management and Certain Beneficial Owners

The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of December 3, 2012, by (i) each person known by us to own beneficially more than 5% of the outstanding shares of our common stock, (ii) each director and director nominee, (iii) each named executive officer, and (iv) all of our directors and executive officers as a group.

Except to the extent indicated in the footnotes to the following table, each of the persons or entities listed therein has sole voting and investment power with respect to the shares which are reported as beneficially owned by such person or entity. The Company does not know of any arrangements, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change of control of the Company.

Beneficial Owner (1)	Number of Shares Beneficially Owned	Percent of Class (2)
BlackRock Inc.	2,230,762(3)	7.9%
Epoch Investment Partners, Inc.	2,005,339(4)	7.1%
Patrick J. Ramsey	945,000(5)	3.2%
Adam Chibib	433,333(6)	1.5%
Mick D. Roemer	325,000(7)	1.1%
Joaquin J. Aviles	245,000(8)	*
Jerome R. Smith	15,625(9)	*
Stephen J. Greathouse	133,000(10)	*
Neil E. Jenkins	48,000(11)	*
Michael J. Maples, Sr.	99,250(12)	*
Justin A. Orlando	48,000(13)	*
Robert D. Repass	144,794(14)	*
Timothy S. Stanley	48,000(15)	*
All executive officers and directors (10 persons) as a group	2,469,377(16)	8.1%

* Represents beneficial ownership of less than one percent.

(1) Unless otherwise noted, the address for all officers and directors is the address of our principal executive offices at 206 Wild Basin Road South, Building B, Austin, Texas 78746.

(2) Percentages of ownership are based on 28,373,542 shares of common stock outstanding on December 3, 2012 plus the number of such shares of common stock outstanding pursuant to SEC Rule 13d-3 (d)(1). Shares of common stock subject to stock options which are currently exercisable or will become exercisable within 60 days after December 3, 2012, are deemed outstanding for computing the percentage for the person or group holding such options, but are not deemed outstanding for computing the percentage for any other person or group.

(3) Based solely on a Schedule 13G/A filed on February 13, 2012 with the SEC, BlackRock, Inc. ("Blackrock") is the beneficial owner of 2,230,762 shares of the Company's common stock and has the sole voting and dispositive power as to those 2,230,762 shares. BlackRock's address is 40 East 52nd Street, New York, NY 10022.

(4) Based solely on a Schedule 13G/A filed on February 10, 2012 with the SEC, Epoch Investment Partners, Inc. ("Epoch") is the beneficial owner of 2,005,339 shares of the Company's common stock on behalf of other persons known to have one or more of the following: (1) the right to receive dividends for such securities, (2) the power to direct the receipt of dividends from such securities, (3) the right to receive the proceeds from the sale of such securities, or (4) the right to direct the receipt of proceeds from the sale of such securities. Epoch has sole voting power as to 1,235,765 shares of the Company's common stock and sole dispositive power as to 2,005,339 shares of the Company's common stock. Epoch's address is 640 5th Avenue, 18th Floor, New York, New York 10019.

(5) Consists of 945,000 shares issuable upon the exercise of stock options that are currently exercisable.

(6) Consists of (i) 15,000 shares owned by Mr. Chibib, and (ii) 418,333 shares issuable upon the exercise of stock options that are currently exercisable.

(7) Consists of (i) 10,000 shares owned by Mr. Roemer, and (ii) 315,000 shares issuable upon the exercise of stock options that are currently exercisable.

(8) Consists of 245,000 shares issuable upon the exercise of stock options that are currently exercisable.

(9) Mr. Smith resigned as the Company's Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary effective as of October 8, 2012. Mr. Smith is currently employed, on a full-time basis, with the Company as its Legal Strategic Advisor-M&A, IP, and Compliance and reports to the Chief Executive Officer. Consists of 15,625 shares that will be exercisable in the next 60 days.

(10) Consists of (i) 75,000 shares owned by Mr. Greathouse, (ii) 8,000 shares of restricted stock owned by Mr. Greathouse, and (ii) 50,000 shares issuable upon the exercise of stock options that are currently exercisable.

(11) Consists of (i) 8,000 shares of restricted stock owned by Mr. Jenkins, and (ii) 40,000 shares issuable upon the exercise of stock options that are currently exercisable.

(12) Consists of (i) 53,750 shares owned by Mr. Maples, (ii) 8,000 shares of restricted stock owned by Mr. Maples, and (ii) 37,500 shares issuable upon the exercise of stock options that are currently exercisable.

(13) Consists of (i) 8,000 shares of restricted stock owned by Mr. Orlando, and (ii) 40,000 shares issuable upon the exercise of stock options that are currently exercisable.

(14) Consists of (i) 26,794 shares owned by Mr. Repass, (ii) 8,000 shares of restricted stock owned by Mr. Repass, and (iii) 110,000 shares issuable upon the exercise of stock options that are currently exercisable.

(15) Consists of (i) 8,000 shares of restricted stock owned by Mr. Stanley, and (ii) 40,000 shares issuable upon the exercise of stock options that are currently exercisable.

(16) Consists of (i) 48,000 shares of restricted stock, (ii) 180,544 shares owned directly, and (iii) 2,240,833 shares issuable upon the exercise of stock options that are currently exercisable.

AUDIT COMMITTEE REPORT

The Audit Committee oversees our accounting and financial reporting process on behalf of our Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including internal control systems. Our independent registered public accounting firm is responsible for performing an independent audit of our consolidated financial statements in accordance with the standards of the Public Accounting Oversight Board (United States) and for issuing a report thereon. Additionally, the independent registered public accounting firm is responsible for performing an independent audit of the operating effectiveness of the Company's internal controls over financial reporting and for issuing a report thereon.

Based on the Audit Committee's:

- Review of our audited consolidated financial statements for our fiscal year ended September 30, 2012;
- Discussions with our management regarding our audited consolidated financial statements;
- Discussion with our independent registered public accounting firm regarding matters required to be discussed by the Statement on Auditing Standards No. 61 ("The Auditor's Communication With Those Charged With Governance"), as amended, as adopted by the Public Company Accounting Oversight Board ("PCAOB"). In addition, the Audit Committee received from our independent registered public accounting firm the written disclosures and letter required by applicable requirements of the PCAOB regarding their communications with the Audit Committee concerning its independence, and has discussed with their independence from the Company and its management; and
- Other matters the Audit Committee deemed relevant and appropriate,

the Audit Committee recommended to our Board of Directors that the audited consolidated financial statements as of and for our fiscal year ended September 30, 2012, be included in our Annual Report on Form 10-K for our fiscal year ended September 30, 2012, for filing with the SEC.

AUDIT COMMITTEE

Robert D. Repass, Chairman
Justin A. Orlando
Michael J. Maples, Sr.

EXECUTIVE OFFICERS

Set forth below is information regarding the executive officers of the Company as of December 12, 2012. Each officer holds office until the earlier of (1) the due election of such officer's successor, and (2) such officer's death, resignation or removal from office. There are no family relationships among any of our executive officers and directors.

Name	Age	Positions and Offices
Patrick J. Ramsey	38	President, Chief Executive Officer and Director
Adam Chibib	46	Senior Vice President and Chief Financial Officer
Mick D. Roemer	60	Senior Vice President, Sales
Joaquin J. Aviles	52	Vice President, Technology

Patrick J. Ramsey became our President and Chief Executive Officer and was appointed to serve as a director in September 2010, after serving as the Interim President and Chief Executive Officer since March 2010 and Chief Operating Officer of the Company since September 2008. Previously, Mr. Ramsey was employed as the Vice President and Executive Associate to the Vice Chairman of Harrah's from November 2007 through September 2008, where he worked on domestic and international development, design and construction, and sports and entertainment. Prior to joining the corporate office of Harrah's in Las Vegas, Mr. Ramsey worked as the Vice President of Slot Operations, Slot Performance, and Security Operations at Caesars Atlantic City (May 2006 - November 2007), a casino. Mr. Ramsey has held several other positions with Harrah's, including roles in the Central Division headquarters based in Memphis (November 2004 - May 2006) and at several of the Chicagoland properties (June 2003 - November 2004). Mr. Ramsey received a B.A. in Economics from Harvard University and an MBA from the Kellogg School of Management at Northwestern University.

Adam Chibib was appointed Chief Financial Officer in February 2009. Mr. Chibib brings over 20 years of financial management and technology industry experience to the Company, as well as relevant public company experience. Prior to joining us, Mr. Chibib ran a financial consulting practice as a sole proprietor, where he assisted early-stage technology companies with debt and equity fund raising, business model and process improvement implementation, and merger and acquisition advisory services. Mr. Chibib previously served as Chief Financial Officer at NetSpend Corporation, a privately-held processor and marketer of prepaid debit cards (June 2007 - July 2008); as Interim Chief Financial Officer at Internet RIET, an Internet media company that owns and manages domain names, while also working as a consultant with GrowLabs, LLC, an investor in technology companies (January 2006 - June 2007); as Chief Financial Officer at Tippingpoint Technologies, a network-based security hardware manufacturer (January 2004 - January 2006); as Chief Financial Officer at Waveset Technologies, a security software company (April 2003 - December 2003); and as Chief Financial Officer at BroadJump, Inc., a developer of broadband network management tools and software for broadband service providers (November 1998 - March 2003). In addition, as Controller at Tivoli Systems, a private software company for infrastructure management sold to IBM in 1996 (February 1997 - January 1999), Mr. Chibib's responsibilities included managing the worldwide accounting and treasury functions. Mr. Chibib has also held various positions, including senior level positions, at Coopers & Lybrand, LLP and Price Waterhouse, LLP, global professional services firms. Mr. Chibib received a B.B.A. in Accounting from the University of Texas at Austin. Mr. Chibib is a Certified Public Accountant.

Mick D. Roemer became our Senior Vice President of Sales in January 2009. He has more than 27 years of gaming equipment sales and marketing experience. Mr. Roemer consulted with the Company beginning in May 2008 in support of the Company's efforts to expand its penetration into the Class III gaming market. Prior to 2007, Mr. Roemer served as Senior Vice President of Sales, Marketing and Product Development for Bally Technologies (2000-2007). Mr. Roemer also previously served in various positions for International Game Technologies (IGT) including Vice President of Sales and Vice President of Marketing where he directed the development and launch of products like Megabuck, Wheel of Fortune and the iGame video slot series. Mr. Roemer worked with IGT for 13 years beginning in 1984. He has also served as Vice President of Sales for Powerhouse Technologies (previously VLC – Video Lottery Consultants), manufacturers of gaming machines and systems, and Senior Vice President and General Manager of Anchor Gaming, a supplier and operator of gaming machines and equipment throughout Nevada and the United States; and he maintains his position as President of Roemer Gaming LLC, a Nevada licensed manufacturer, operator and distributor. Mr. Roemer holds a B.S. in Marketing from Oklahoma State University.

Joaquin J. Aviles joined the Company in 2009 as Vice President of Technology, currently with 27 years of experience in systems architecture, embedded software development and platform manufacturing. Prior to joining the Company, Mr. Aviles was employed at Storspeed Incorporated, a manufacturer of network file systems and storage products, as Vice President of Engineering from 2007 to 2009. From 2001 to 2006, Mr. Aviles was employed as Vice President of Engineering by Tippingpoint Technologies Incorporated, a network security company acquired by 3Com Corporation, later acquired in 2010 by Hewlett Packard, a manufacturer of communications and information technology networking products. From 1998 to 2001, Mr. Aviles was employed as Director of Engineering by Cisco Systems, Inc., a manufacturer of communications and information technology networking products. Mr. Aviles has participated in fund raising activities to Venture Capital firms and individual investors and has been involved in the early stages of four start-ups at Compaq Computers, a computer and networking peripherals company, in the early 1990s, Cisco in the late 1990s, and 3Com in the early 2000s. Mr. Aviles is holder of multiple approved patents and architect of 10Gbit Ethernet Network Devices and System on a Chip (SOC) Application Specific Integrated Circuit (ASIC) currently in use by the networking, security and digital storage markets. Mr. Aviles holds a BS in Electronic Engineering from the Florida International University in Miami, Florida.

Certain Relationships and Related Transactions

Related-party transactions have the potential to create actual or perceived conflicts of interest between the Company and its directors and executive officers or their immediate family members. The Audit Committee reviews and approves related-party transactions. The Audit Committee has adopted written policies and procedures for the approval or ratification of such related party transactions. For the purposes of the policy, a related party transaction is any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which the Company (including any of its subsidiaries) was, is or will be a participant and the amount involved exceeds $120,000 in any one fiscal year, and in which any related party had, has or will have a direct or indirect material interest. The Company's legal staff, in consultation with the Company's finance team, is primarily responsible for developing and implementing processes and procedures to obtain information regarding related parties with respect to potential related party transactions. If the legal staff determines that a transaction or relationship is a related party transaction, management presents to the Audit Committee each such related party transaction, including all relevant facts and circumstances relating thereto. In addition, the Company's Regulatory Compliance Committee may review such transactions if deemed appropriate by the Company's General Counsel or Chief Compliance Officer.

If a related party transaction subject to review directly or indirectly involves a member of either committee (or an immediate family member or domestic partner), the remaining committee members will conduct the review. In evaluating a related-party transaction involving a director, executive officer, or their immediate family members, the Audit Committee considers, among other factors, whether the transaction is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party and the extent of the related party's interest in the transaction, and reviews the conflicts of interest and corporate opportunity provisions of the Company's Code of Business Conduct and Ethics.

To receive Audit Committee approval, related party transactions must have a Company business purpose and be on terms that are fair and reasonable to the Company, and as favorable to the Company as would be available from non-related entities in comparable transactions. The Audit Committee also requires that the transaction meets the same Company standards that apply to comparable transactions with unaffiliated entities.

During fiscal year 2012, the Company entered into sales orders with Salesforce.com pursuant to an agreement entered into with Salesforce in June 2009. One of the Company's directors, Mr. Stanley, became a director of the Company in March 2010 and became an officer of Salesforce.com in December 2010. During fiscal year 2012, the Company paid approximately $150,000 for services to Salesforce.com. Because Mr. Stanley does not have an indirect material interest, this agreement is not considered a related party transaction under the rules of the SEC and did not require review by the Audit Committee pursuant to the written related party policies and procedures established by the Audit Committee.

In addition, our Bylaws require us to indemnify our employees, including our directors and executive officers, to the fullest extent permitted by Texas law. We have entered into indemnification agreements with all of our directors and certain of our executive officers and have purchased directors' and officers' liability insurance. In addition, our articles of incorporation limits the personal liability of the members of our Board of Directors for breaches by the directors of their fiduciary duties.

Equity Compensation Plans

The following table summarizes information about common stock that may be issued upon the exercise of options, warrants and rights under all of the Company's equity compensation plans as of September 30, 2012. The following equity compensation plans were approved by shareholders: the 2012 Equity Incentive Plan; the Consolidated Equity Incentive Plan; the 2000 Stock Option Plan; the 2001 Stock Option Plan, the 2002 Stock Option Plan; and the 2003 Outside Directors Stock Plan.

Equity awards are currently awarded under the 2012 Equity Incentive Plan, which was adopted by the Company's shareholders on February 1, 2012. Shareholders approved the issuance of 1,900,000 shares pursuant to the 2012

Equity Incentive Plan. Shares granted in connection with options and rights are counted as one share against the aggregate number of shares and any shares granted with respect to any awards other than options shall be counted against the aggregate share limit as 1.58 shares for every one share of common stock subject thereto. The number of common shares available for issuance as of September 30, 2012 is 1,617,460.

Equity awards granted to the executive officers and other employees generally vest over four years and options expire seven or ten years from the date of grant. The exercise price of stock options granted to executive officers is equal to the market value of a share of the Company's common stock on the date of grant. Therefore, our executive officers will receive no benefit from the stock options unless the quoted market price of a share of common stock exceeds the exercise price.

The 2008 Employment Inducement Award Plan was not approved by shareholders. No shares remain available for issuance under this plan.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options (1)($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column) (#)
Equity compensation plans approved by security holders(2)	3,676,787 (3)	$5.93	1,617,460
Equity compensation plans not approved by security holders (4)	315,343	$3.32	—
Total	3,992,130	$5.72	1,617,460

(1) The weighted average exercise price does not take into account the shares issuable upon outstanding RSUs vesting, which have no exercise price.

(2) During fiscal 2012, all grants were made from the 2012 Equity Incentive Plan. Shareholders approved the issuance of 1,900,000 shares pursuant to the 2012 Equity Incentive Plan. The number of common shares available for issuance as of September 30, 2012 is 1,617,460.

(3) Includes 120,000 shares granted under the 2012 Equity Incentive Plan that are issuable upon RSUs vesting. The remaining balance consists of outstanding stock options.

(4) Represents the shares subject to options outstanding pursuant to one of the Company's previous equity plans, the 2008 Employment Inducement Award Plan. No additional options will be granted under this plan. The 2008 Employment Inducement Award Plan was approved by the independent members of the Board. Under this plan, the Company was permitted to grant stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, and other stock-based or cash-based awards to new employees where the grant of such awards is an inducement material to the employee's entering into employment with the Company in accordance with Nasdaq Marketplace Rules. As of September 30, 2012, options to acquire 315,343 shares were outstanding.

Section 16(a) Beneficial Ownership Reporting Compliance

The members of our Board of Directors, the executive officers, and persons who beneficially own more than 10% of our outstanding common stock are subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, which requires them to file reports with respect to their ownership of our common stock and their transactions in our common stock. Based upon the copies of Section 16(a) reports which we prepared or for which we received from such persons, we believe that all reporting requirements under Section 16(a) for fiscal year 2012 were met in a timely manner by our directors, executive officers and greater than ten percent beneficial owners.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Summary

The Company had an exceptional 2012 fiscal year as the Company outperformed each of its stated financial goals and shareholder return results grew over $11 per share, or 289%, from the end of fiscal 2011 to the end of fiscal 2012, as further set forth in the chart below. In determining executive compensation for the 2012 fiscal year, the Compensation Committee reviewed the Company's strong financial performance, noted that the Company had achieved each of its corporate financial goals and that the annual executive cash incentive plan established in September 2011 exclusively for the 2012 fiscal year properly set forth these goals. In addition, the Compensation Committee considered individual performance metrics set forth in the annual executive cash incentive plan and the executives' strong individual performance against those metrics. Accordingly, the Compensation Committee determined that payments to the named executive officers pursuant to the 2012 Executive Incentive Plan should be made, with few modifications. The following chart summaries key financial and performance results for 2012 compared to 2011 and 2010 (dollars in millions except per share and percentage data):

	Year Ended September 30,								
		2012	% Change			2011	% Change		2010
Revenue	$	156.2	22.1	%	$	127.9	8.5	% $	117.9
Net Income	$	28.2	394.7	%	$	5.7	119.2	% $	2.6
GAAP earnings per share	$	0.96	380.0	%	$	0.20	122.2	% $	0.09
Price per share at September 30[1]	$	15.73	289.4	%	$	4.04	9.2	% $	3.70

(1) Based on the closing price on the last trading day of the fiscal year on the Nasdaq market.

Our approach to executive compensation is to provide total compensation opportunities at the 25th to 50th percentile of our peer group and applicable survey data, in the aggregate, and reward those individuals if they are successful in achieving our particular business goals for that particular fiscal year. The Compensation Committee considers, among other things, the Company's performance and relative shareholder return, the value of similar incentive awards to executives at comparable companies, and the compensation set forth in the executive employment agreements.

After a review of the Company's performance, the Compensation Committee made the following major decisions with regard to executive pay during fiscal year 2012:

- salaries for each of the named executive officers were increased;
- with a few exceptions, annual incentives were paid at target and stretch levels, based primarily on the achievement of operating goals, including net income, revenue and product performance/development, as well as individual performance by our executives and the Company's stock price appreciation;
- executive officers were granted equity incentive awards in the form of restricted stock units in recognition of fiscal year 2012; and
- a clawback provision has been included in all award agreements for awards made to the named executive officers and to all awards made under the 2012 Equity Incentive Plan.

The following compensation discussion and analysis discusses our executive compensation programs for fiscal year 2012. This section focuses on the compensation decisions made for the following individuals who were our named executive officers as of September 30, 2012 and are referred to as the named executive officers:

Name	Title
Patrick J. Ramsey	Director, President and Chief Executive Officer
Adam Chibib	Senior Vice President and Chief Financial Officer
Mick Roemer	Senior Vice President – Sales
Joaquin J. Aviles	Vice President – Technology
Jerome R. Smith (1)	Former Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary

(1) Mr. Smith resigned as the Company's Senior Vice President, General Counsel, Chief Compliance Officer, and Corporate Secretary effective as of October 8, 2012. Mr. Smith is currently employed, on a full-time basis, with the Company as its Legal Strategic Advisor-M&A, IP, and Compliance and reports to the Chief Executive Officer.

Philosophy and Objectives of Compensation

The Company's executive officer compensation program is designed to attract, reward, motivate, and retain top executives and to provide appropriate incentives for achieving Company goals and objectives and to align our executive officers' interests with those of our shareholders. A significant portion of each executive's pay is based on corporate performance. Compensation reflects the value of performance and rewards superior performance while limiting rewards for performance below targets. The Compensation Committee favors a performance-based compensation that is aggressive, but achievable without excessive risk taking.

The Compensation Committee rewards our executive officers in the form of base salaries, cash bonus, equity awards and through a long term incentive program. In order to tie a substantial portion of the named executive officers' total compensation with the Company's performance, the Company's compensation program rewards annual performance through an annual cash bonus program and annual grants of equity awards and rewards long-term performance through a long term incentive program. In addition, these time-based awards provide an incentive for our named executive officers to remain with and provide value to the Company.

Recognizing that the Company has undergone significant change over the last few years, including turnover at executive level and downsizing of the Company, the Compensation Committee intends that the Company's programs retain the executive team and position the Company for future growth. The Compensation Committee recognizes that the industry sector in which we operate is both highly competitive and is challenged by significant legal and regulatory uncertainty. In addition, the technology-related experience and skills of our executive officers have applications to many other industry sectors besides our own. As a result, there is substantial demand for qualified, experienced executive personnel of the type we need to achieve our objectives. The Compensation Committee considers it crucial that the Company be assured of retaining and rewarding our senior executives, who are essential to the attainment of our long-term goals. For these reasons, the Compensation Committee believes the Company's executive compensation arrangements must remain competitive with those offered by other companies of similar size, scope, and complexity of operations and strives to create a total compensation package that is generally at the 25th to 50th percentile of our peer group and applicable survey data, in the aggregate, with an emphasis on equity compensation.

The Compensation Committee believes that the elimination of tax gross ups is an important revision of executive compensation and for each executive employment agreement that has been materially amended, the Company has negotiated such gross-up provisions out of the agreements. This includes Mr. Ramsey, Mr. Chibib and Mr. Aviles, each of whom assumed new responsibilities, and Mr. Smith, who joined the Company effective September 30, 2011. Mr. Roemer, who executed his agreement in January of 2009, continues to have a gross up provision, as no material modifications to his agreement have been made. Any new executive employment agreement will not and has not included such a provision and the Compensation Committee has determined to remove such provisions in future agreements with current executives when material terms or conditions are renegotiated.

Compensation Methodology

Roles and Responsibilities. Our executive officer compensation program is administered by our Compensation Committee. The Compensation Committee has the authority to directly retain the services of independent consultants and other experts to assist in fulfilling its responsibilities. During early fiscal year 2012, the Compensation Committee engaged the services of Radford Consulting, or Radford, a national executive compensation consulting firm, to review and provide recommendations concerning the Company's compensation structure, including long term incentive programs for the executive officers, compensation for the Company's non-employee directors, and an equity incentive plan. Radford reviewed overall compensation levels, peer group and survey information and practices, and trends in long-term incentives as well as a competitive compensation assessment. In reviewing and making recommendations regarding the design of compensation programs, Radford considered our compensation philosophy and the balance between company objectives, value to employees, and program costs.

Radford performed services solely on behalf of the Compensation Committee and has no other relationships with the Company or management except as it may relate to performing such services. The Compensation Committee has assessed the independence of Radford pursuant to SEC rules and concluded that no conflict of interest exists that would prevent Radford from independently representing the Compensation Committee. Radford assisted the Compensation Committee in establishing the Company's peer companies for purposes of analyzing our executive compensation programs and practices. Radford also assisted the Compensation Committee in analyzing our non-employee director compensation programs and practices against those of our peers. The Compensation Committee considered the recommendations of Radford when making salary adjustments for our named executive officers, equity award grants, including types of awards, director compensation and developing the 2012 Equity Incentive Plan and the Long Term Incentive Program.

The base salary and bonus opportunity of our Chief Executive Officer and our other named executive officers' are set forth in their respective executive employment agreements by the Compensation Committee from time-to-time. The Compensation Committee is responsible for developing annual performance goals and objectives and the periodic review and approval of our President and Chief Executive Officer's total compensation, including annual incentive bonus structure and equity-based incentive compensation, based on these goals and objectives, which review is conducted in executive session without the Chief Executive Officer present.

Our President and Chief Executive Officer makes recommendations to the Compensation Committee regarding salary and bonus payments for the named executive officers, other than himself. In addition, our President and Chief Executive Officer, Chief Financial Officer, and Senior Vice President of Sales make recommendations on performance goals and provide information and recommendations as to whether performance goals were achieved. The Compensation Committee evaluates these recommendations and approves the compensation for the named executive officers.

The Compensation Committee also acts as the oversight committee with respect to our equity compensation plans and incentive plans covering executive officers and other senior management. The Compensation Committee charter provides that the committee may from time to time delegate duties or responsibilities to subcommittees or to one member of the Compensation Committee. In overseeing the plans, the Compensation Committee delegates authority for day-to-day administration to the Vice President - Human Resources and selection of participants, determination of award levels within set parameters, and approval of award documents to our Chief Executive Officer, except for awards to the named executive officers, whose awards are determined by the Compensation Committee.

Peer Groups. During fiscal year 2012, the Compensation Committee, with Radford's assistance, established a group of similarly situated public peer companies in order to periodically assess market practices and compensation design. The approved named peer group established by the Compensation Committee contains 16 companies and consists of the following companies: Bally Technologies, Inc., Boyd Gaming Corporation, Canterbury Park Holding Corporation, Churchill Downs Incorporated, Dover Downs Gaming & Entertainment, Inc., Gaming Partners International, Inc., Global Cash Access Holdings, Inc., Glu Mobile Inc., International Game Technology, Scientific Games Corporation, Shuffle Master, Inc., Take-Two Interactive Software, Inc., TransAct Technologies, Inc., and WMS Industries, Inc.

In addition, Radford supplemented the above named peer group information with published survey data in order to provide a broader market representation of companies and deeper position reporting. The two global surveys consist of one survey group of public software companies with revenue between $50 million and $500 million, which contained 76 companies; and a second survey group of gaming, entertainment, animation companies with revenue between $50 million and $2.5 billion, which contains 12 companies, namely: Autodesk, Inc., BMC Software, Inc., Coinstar Inc., Dreamworks Animation SKG, Inc., International Game Technology, Konami Gaming, Inc., Leapfrog Enterprises, Inc., McAfee, Inc., Namco Bandai Games America, Inc., Take Two Interactive Software, Inc., THQ Inc., and WMS Gaming, Inc.

Results of Shareholder Advisory Vote on Executive Compensation

The Compensation Committee considered and discussed the results of the most recent shareholder advisory vote on executive compensation as well as the determinations made by Radford and the Company's strong fiscal year in determining executive compensation during fiscal year 2012. At our 2012 Annual Meeting of Shareholders, 66% of the shareholders who cast a vote approved our executive compensation policies.

Elements of Executive Compensation and 2012 Compensation

The total compensation program for the named executive officers consists of salary, annual incentives, long-term incentives, and other benefits.

Base Salary. Base salaries are paid to our executive officers to provide an appropriate fixed component of compensation. The Compensation Committee considers a number of factors in determining base salaries of named executive officers, including the officer's responsibilities, job complexity, tenure, individual job performance, measurable contribution to our success, special circumstances, and pay levels of similar positions with comparable companies in the industry. The amount of salary for our named executive officers is based upon the levels agreed to in their respective executive employment agreements, as amended from time-to-time. In addition to annual reviews, the Compensation Committee may, at any time, review the salary of an executive officer who has received a significant promotion, whose responsibilities have been increased significantly, or who is the object of competitive recruitment. Any adjustments are based on increases in job performance of the executive officer over time, and the expansion of duties and responsibilities, if any. No pre-determined weight or emphasis is placed on any one of these factors.

The following table summarizes the adjustments made to base salaries for each of the named executive officers during the fiscal year ended September 30, 2012, based on recommendations and analysis received from Radford:

Name and Position	**Annual Base Salary Effective 9/30/2011**	**Adjustments**	**Annual Base Salary Effective 9/30/2012**
Patrick J. Ramsey (1) *President and Chief Executive Officer*	$375,000	$75,000	$450,000
Adam Chibib (2) *Senior Vice President, Chief Financial Officer*	$325,000	$50,000	$375,000
Mick D. Roemer (3) *Senior Vice President, Sales*	$212,000	$57,860	$269,860
Joaquin J. Aviles (4) *Vice President, Technology*	$237,000	$25,000	$262,000
Jerome R. Smith (5) *Former Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary*	$260,000	$7,800	$267,800

(1) On February 1, 2012, after the Company's annual shareholder meeting and in light of Radford's analysis, the Company's first quarter financial results, and the Chief Executive Officer's contributions to the Company's performance, the Compensation Committee increased the annual base salary of Mr. Ramsey to $450,000, effective as of February 1, 2012.

(2) On May 2, 2012, after a review of the Company's performance for the first half of fiscal year 2012 and the contributions of Mr. Chibib, the Compensation Committee increased the annual base salary of Mr. Chibib, effective as of May 3, 2012.

(3) Mr. Roemer's base salary increase was the result of a 3% base salary increase and a restructuring of his bonus commission. Specifically, his previously guaranteed commission of $50,000 was moved into his base salary. The Compensation Committee also determined to adjust Mr. Roemer's commission schedule from a quarterly to annual commission based on net expansion in lieu of sales.

(4) On May 2, 2012, after a review of the Company's performance for the first half of fiscal year 2012 and the contributions of Mr. Aviles, the Compensation Committee increased the annual base salary of Mr. Aviles, effective as of May 3, 2012.

(5) Mr. Smith's base salary increase was the result of a 3% base salary increase. Effective October 8, 2012, Mr. Smith resigned as the Company's Senior Vice President, General Counsel, Chief Compliance Officer, and Corporate Secretary and the Company entered into an employment agreement with Mr. Smith, which replaced his executive employment agreement dated September 30, 2011 and provides that Mr. Smith shall receive a monthly salary of $25,000. Mr. Smith is currently employed, on a full-time basis, with the Company as its Legal Strategic Advisor-M&A, IP, and Compliance, reporting to the Chief Executive Officer.

In addition, during the Compensation Committee's last meeting of fiscal year 2012, on September 10, 2012, upon Mr. Ramsey's recommendation for those named executive officers other than himself, and after conducting a review of Radford's analysis, the Company's projected performance for the fiscal year ended 2012 (a 394.7% increase in net income, a 380.0% increase in GAAP earnings per share, and a 22.1% increase in revenue), and individual effort and contributions, the Compensation Committee determined to increase the salaries of the named executive officers, other than the Chief Financial Officer, for the 2013 fiscal year, effective as of October 1, 2012, the first day of the Company's 2013 fiscal year; specifically, Mr. Ramsey's salary increased from $450,000 to $550,000; Mr. Smith's salary increased from $267,800 to $300,000; Mr. Roemer's salary increased from $269,860 to $280,000; and Mr. Aviles' salary increased from $262,000 to $270,000.

The Company believes that the salaries of its executive officers are appropriate, competitive, and necessary to retain the caliber of executive-level talent that our executive officers possess. In making these decisions, the Company took into account the factors and considerations discussed in the "Compensation Discussion and Analysis" in the Company's most recent proxy statement.

Annual Executive Cash Incentive Plan. The Company's annual incentive program is designed to reward performance on an annual basis. Because of the variable nature of the program, and because in any given year bonuses have the potential to comprise a significant component of an executive's total compensation, the bonus program represents an important incentive tool to achieve the Company's annual objectives and to attract, motivate and retain executive talent.

Our annual incentive program is modified annually, prior to the fiscal year, in order to incorporate the Company's operating goals for the upcoming fiscal year and align the named executive officer's individual objectives and company performance objectives to such goals. The annual incentive program has historically implemented the target and stretch bonus structure set forth in the respective executive employment agreements of each of the named executive officers, and is comprised of two possible components: a target payment and a stretch payment.

For fiscal year 2012, the target payment for the named executive officers was determined, and based, in part, on individual performance metrics (1/3 of the target payment), and whether the Company's operating goals were met for each of net income, revenue and product performance/development (2/3 of the target payment). Target payments are determined as a percentage of base salary (100% for Mr. Ramsey and 60% for each of the other named executive officers).

Net income, revenue and product performance/development were selected as the Company's performance measures because they reflect the financial focus of the Company and align the program with the Company's key business goals. Each of the net income, revenue and performance/development targets were based on the Company's 2012 financial plan with a net income goal of $7.4 million and revenue goal of $132 million. The Company exceeded these goals, and net income and revenue increased 394.7% and 22.1%, respectively, from the prior year period. Company performance/development targets included the successful launch at a significant customer facility, revenue for specific products, revenue and product placement for a specific significant customer, field trial goals, submission of Company product to testing labs, and a specified number of installs of certain product at year end. The Compensation Committee felt that these goals would motivate the named executive officers to achieve important milestones important to the Company.

Individual goals for the named executive officers, excluding Mr. Smith, who, pursuant to his agreement effective October 8, 2012, received a stated payment in lieu of participating in the 2012 Annual Executive Cash Incentive Plan, included for Mr. Ramsey: financial, strategic, and operational performance goals; for Mr. Chibib: capital allocation, corporate infrastructure, product quality and leadership; for Mr. Roemer: product placement goals in current and new jurisdictions and sales team expansion and for Mr. Aviles: product development and deployment goals, with Mr. Ramsey to make the final recommendation to the Board of Directors on each of the named executive officers, except for himself.

For the named executive officers to have received any portion of the stretch payment of the annual incentive, the net income goal must have been met and exceeded. Stretch payments are determined as a percentage of base salary (100% for Mr. Ramsey and 40% for each of the other named executive officers). Once the net income target was met, the stretch funding was based on stock price appreciation for the 2012 fiscal year from September 30, 2011 to September 28, 2012. The following table shows the stock price appreciation goals for fiscal 2012 for the stretch payment portion of the 2012 Executive Cash Incentive Plan. The Company's share price was $4.04 on September 30, 2011 and was $15.73 on September 28, 2012, a 289.4% increase; therefore, the Company met the stretch goal at 100%.

	Minimum Threshold	Target Threshold
Change in Stock Price	12%	25%
Stretch Bonus Awarded	25%	100%

Based on the above-described Company performance and individual performance adjustments, fiscal year 2012 bonuses under the 2012 Executive Cash Incentive Plan for the named executive officers were as follows:

	Fiscal 2012 Bonus Eligible Salary	Target Payment Goal (% of Base Salary)	Stretch Payment Goal (% of Base Salary)	Target Bonus Earned ($)	Stretch Bonus Earned ($)	Total ($)
Patrick J. Ramsey *President and Chief Executive Officer*	450,000	100%	100%	442,500	450,000	892,500
Adam Chibib *Senior Vice President, Chief Financial Officer*	375,000	60%	40%	225,000	150,000	375,000
Mick D. Roemer *Senior Vice President, Sales*	269,860	60%	40%	161,916	107,944	269,860
Joaquin J. Aviles *Vice President, Technology*	262,000	60%	40%	138,860	104,800	243,660
TOTAL						1,781,020

Pursuant to his agreement effective October 8, 2012, Mr. Smith received a payment of $100,000 on the date the Company's executives received payments pursuant to the 2012 Annual Executive Cash Incentive Plan.

Long Term Incentive Program. In December 2011, our Compensation Committee approved a Long Term Incentive Program ("LTIP") as part of the 2012 Equity Incentive Plan. Under the LTIP, each of our named executive officers, except Mr. Smith, will be eligible to earn (and if earned, due to be paid at the end of fiscal year 2014) certain performance based share awards and performance based cash awards based upon a three year performance period beginning on October 1, 2011 and ending on September 30, 2014. Pursuant to his employment agreement, effective as of October 8, 2012, Mr. Smith is not eligible to earn any payment pursuant to the LTIP. Awards made pursuant to the LTIP are in addition to the other equity grants described below under Equity-Based Incentives. The intent of the LTIP is to compensate the executive team at the 50th percentile if long term objectives are achieved, in the most aggressive scenario.

The performance share awards may be earned based upon a three year performance cycle commencing October 1, 2011 and ending on September 30, 2014 upon the achievement of certain average stock prices for our common stock, based incrementally on the compounded annual growth rate of our common stock, with 50%, 75% and 100% of the performance share awards being granted based on the achievement of certain average increasingly higher stock prices (each, a "Trigger Price") measured over the last three months of the performance cycle. In addition, the awards shall be issued at the applicable percentage levels in the event of a change in control at a price per share at or above the applicable Trigger Price prior to the expiration of the performance cycle. The amounts shown are at the 100% level; the actual amount could be less depending on the specific Trigger Price. All performance shares are fully vested if and when issued. The cash awards will be earned upon our attainment of certain levels of cumulative revenue and cumulative earnings per share as measured over the performance cycle. The amount of each cash award will be determined based upon the actual cumulative revenue and earnings per share over the 3 year performance cycle relative to the minimum, target and maximum performance goals established by the Compensation Committee. In the event of a change in control prior to the expiration of the performance period, the cash awards shall be paid out at the target level. The amount and applicable percentages of the performance share awards and minimum, target and maximum cash awards for each of the named executive officers is set forth in the table below:

Name and Position	Number of Performance-Shares To Be Granted[1]	Cash Award – Threshold[2]	Cash Award – Target[2]	Cash Award – Maximum[2]
Patrick J. Ramsey *President and Chief Executive Officer*	60,000	$500,000	$1,000,000	$2,000,000
Adam Chibib *Senior Vice President, Chief Financial Officer*	35,000	$250,000	$500,000	$1,000,000
Mick D. Roemer *Senior Vice President, Sales*	35,000	$166,667	$333,333	$666,666
Joaquin J. Aviles *Vice President, Technology*	35,000	$166,667	$333,333	$666,666

(1) Awards reflect performance share grants which may be earned based upon a three year performance cycle commencing October 1, 2011 and ending on September 30, 2014 upon the achievement of certain average stock prices for our common stock, based incrementally on the compounded annual growth rate of our common stock, with 50%, 75% and 100% of the performance share awards being granted based on the achievement of certain average increasingly higher stock prices (each, a "Trigger Price") measured over the last three months of the performance cycle. In addition, the awards shall be issued at the applicable percentage levels in the event of a change in control at a price per share at or above the applicable Trigger Price prior to the expiration of the performance cycle. The amounts shown are at the 100% level; the actual amount could be less depending on the specific Trigger Price. All performance shares are fully vested if and when issued.

(2) The cash awards correlate to the minimum, target and maximum revenue and earnings per share levels. The actual awards will be interpolated between the threshold, target and maximum levels of the revenue and earnings per share actually attained.

Other Equity-Based Incentives. In determining the Company's long-term incentive programs, the Compensation Committee is guided by the belief that through providing a meaningful portion of an executive officer's compensation in stock, his incentives are aligned with our shareholders' interests in a manner that drives better performance over time. In setting individual award levels, important considerations include effective retention, performance, incentives necessary for strong future performance and issues of internal equity. The Compensation Committee generally grants equity awards annually to the named executive officers, at the end of the company's fiscal year. Because the Company engaged Radford at the beginning of fiscal year 2011, the Compensation Committee determined to not grant its annual option awards in September as it had historically done, but instead determined to grant these options awards after the review the Company's compensation practices and granted these option awards in December 2012 in recognition of services for fiscal year 2011. Based on discussions with Radford, the Compensation Committee determined to deliver equity in the form of restricted stock units to the named executive officers in recognition of services for fiscal year 2012 and accordingly granted restricted stock units in September 2012, at the end of fiscal year 2012.

For fiscal year 2012, total equity-based awards granted to all employees equaled 1,145,500 options, 120,000 restricted stock units, and 48,000 shares of restricted stock, including a grant of (i) 250,000 options to Mr. Smith pursuant to his September 30, 2011 executive employment agreement with the Company; (ii) 150,000 options to Mr. Ramsey and 75,000 options to each of Messrs. Chibib, Roemer, and Aviles, granted in fiscal year 2012 but intended as an award for fiscal year 2011; and (iii) 40,000 restricted stock units to Mr. Ramsey and 20,000 restricted stock units to each of Messrs. Chibib, Smith, Roemer, and Aviles in recognition of the 2012 fiscal year. Other than these equity awards, no other awards were made to our named executive officers during the fiscal year ended September 30, 2012.

The Compensation Committee believes that the grant of stock options and other equity-based awards to our officers and employees serves several important compensation objectives. The Company expects to continue to issue stock options to new employees as they are hired, as well as grant other or other equity-based awards, such as restricted stock units, to current employees and executive officers as incentives from time to time. Our rationale for granting stock options and other equity-based awards is as follows:

- We believe that stock options and other equity-based awards are highly effective at aligning the long-term interests of our executive officers with the interests of our shareholders;
- The grant of stock options and equity-based awards to executive officers assists us in achieving our growth and attaining our business objectives;

- Stock options and equity-based awards enhance the Company's ability to attract and retain experienced executive talent in the gaming and technology industry; and
- We regularly face significant legal, regulatory and competitive challenges to our business that require extraordinary commitments of time and expertise by our executive officers, who have met these challenges and made these extraordinary commitments, largely because of their vested interest in rewards and incentive provided by the historical and prospective grant of stock options.

The Company's equity-based incentive awards are designed to comply with Section 162(m) of the IRS code to allow tax deductibility of the awards. The equity awards granted during fiscal year 2012 were awarded under the Company's 2012 Equity Incentive Plan, which was adopted by the Company's shareholders on February 1, 2012. Stock option grants to executive officers and other employees have historically consisted of a combination of incentive stock options, or ISOs, and nonqualified stock options, or NSOs. The use of ISOs has allowed recipients to take advantage of certain tax benefits the ISOs afford under Section 422 of the Internal Revenue Code (and any successor provision of the Code having a similar intent). Equity grants to current employees are generally granted at a meeting set at least two weeks in advance. Options have an exercise price per share equal to the closing selling price of our common stock on the Nasdaq Global Select Market as of the effective date of grant, which price is deemed the fair market value of each such share of common stock on the date of grant.

Benefit Programs and Perquisites

We provide our executive officers with benefits that are intended to be a part of a competitive total compensation package and that will permit us to attract and retain highly-qualified executives. These benefits include health and welfare benefits, and a retirement and savings plan. Each of these benefits is described below.

Health and Welfare Benefits. The Company's benefits program is designed to provide employees (including the executive officers) and their families with security and well being, and is an important part of the total compensation package. These benefits are divided into the following major categories:

- Health Care Benefits – medical, dental and vision insurance coverage;
- Life and Disability Benefits – basic, optional life and accident insurance as well as short and long-term disability coverage;
- Flexible Spending Accounts – health care and dependent care tax-free accounts; and
- Work Life Benefits – employee assistance with everyday issues, financial and legal issues, parenting, childcare, education and elder care.

In addition, the named executive officers are entitled to an annual physical exam and the Company provides Mr. Ramsey with term life insurance. Other than the physical exam and Mr. Ramsey's life insurance, the named executive officers participate in the above listed benefits programs on the same relative basis as our other employees.

Retirement and Savings. The Company maintains an employee retirement and savings plan pursuant to Section 401 (k) of the Internal Revenue Code, or the 401(k) Plan. The purpose of the 401(k) Plan is to permit employees, including executive officers, to accumulate funds for retirement on a tax-advantaged basis. Specifically, the 401(k) Plan permits each eligible employee to contribute on a pre-tax basis a portion of his compensation to the 401(k) Plan (for calendar year 2012, the maximum amount of compensation that may be contributed to the 401(k) Plan was $17,000, except for those employees greater than 50 years of age, who are eligible to take advantage of an additional $5,000 contribution per year). During the fiscal year ended September 30, 2012, the Company made a matching contribution to the 401(k) Plan that is equal to 50% of the first 4% of compensation contributed by employees to the 401(k) Plan.

The Company does not maintain a tax-qualified defined benefit retirement plan. In addition, the Company does not maintain any non qualified supplemental retirement plans or deferred compensation plans for the executive officers.

Perquisites. The Company does not provide any material perquisites to executive officers.

Clawback Provisions and Hedging

Awards made pursuant to the 2012 Equity Incentive Plan and the December 2011 option awards to the named executive officers have a clawback provision in the event that any exercise, payment or delivery made pursuant to the award which is subject to recovery under any law (including, without limitation, the Dodd Frank Wall Street and Consumer Protection Act of 2010 and the Sarbanes Oxley Act of 2002), government regulation, stock exchange listing requirement, or Company policy may be subject to such clawbacks or deductions as the Company may determine are required to be made pursuant to such law, government regulation, stock exchange listing requirement or Company policy.

Under our Policy on Insider Trading, our directors, executives and other employees are prohibited from transactions in puts, calls or other derivative securities, on an exchange or in any other organized market, or engaging in short sales involving Company stock. Pursuant to the policy, the Company strongly discourages engaging in hedging transactions involving Company stock or derivatives.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

The Company is party to executive employment agreements with certain of its executive officers, including the named executive officers. Generally, the executive employment agreements are similar for all applicable executives, with the exception of Mr. Smith who tendered his resignation as Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary, effective as of October 8, 2012. Mr. Smith entered into a separate agreement with the Company at that time, which provides for Mr. Smith's employment, on a full-time basis, as Legal Strategic Advisor-M&A, IP, and Compliance, reporting directly to the Chief Executive Officer. For all other named executive officers, in the event that the executive is dismissed without cause or resigns for good reason, he is entitled to all accrued but unpaid compensation and benefits and a lump-sum cash payment, which is designed to replicate the cash compensation (base salary and bonus) plus certain benefits. The executive employment agreements for Messrs. Ramsey, Chibib, and Aviles provide that these payments and benefits would be reduced to the extent necessary to avoid the application of any "golden parachute" excise tax pursuant to Section 4999 of the Internal Revenue Code. The executive employment agreement with Mr. Roemer provides that if any payment or distribution by the Company to him would be subject to any "golden parachute" excise tax pursuant to Section 4999 of the Internal Revenue Code, he is entitled to receive additional payment equal to the excise tax. See below for a more detailed description of the executive employment agreements, including the definitions of change in control, cause and good reason, and the compensation and benefits that could be paid under each executive employment agreement to the applicable named executive officer.

The purpose of the executive employment agreements is to provide reasonable personal protection to each covered executive in the context of an actual or potential change in control of the Company, and thereby eliminate or significantly reduce any distraction that might otherwise be caused by uncertainty over the executive's personal employment and financial circumstances. The Compensation Committee believes that the structure of the executive employment agreements provides the appropriate level of protection to the executive for that critical period following a change in control, at a reasonable cost to the Company.

The executive employment agreements and the equity award agreements entered into by our named executive officers provide that, in the event that, within one year after a change of control, either the named executive officer is terminated without cause, or the named executive officer resigns for good reason, the executive shall acquire a vested interest in, and, in the case of immediately exercisable options, the Company's repurchase rights shall terminate with respect to all unvested option shares covered by the option. For awards granted under the Company's Consolidated Equity Incentive Plan and the Company's 2012 Equity Incentive Plan, award agreements for the named executive officers generally accelerate and vest in the event of death or disability if the person is an officer of the Company at the time of the death or disability.

In each of the executive employment agreements of our named executive officers, change of control is defined as (a) the consummation of a merger, consolidation or reorganization approved by the Company's stockholders, unless securities representing more than 50% of the total combined voting power of the outstanding voting securities of the successor corporation are immediately thereafter beneficially owned, directly or indirectly and in substantially the same proportion, by the persons who beneficially owned the Company's outstanding voting securities immediately prior to such transaction; or (b) the sale, transfer or other disposition of all or substantially all of the Company's assets as an entirety or substantially as an entirety to any person, entity or group of persons acting in concert other than a sale, transfer or disposition to an entity, at least 50% of the combined voting power of the voting securities of which is owned by the Company or by stockholders of the Company in substantially the same proportion as their ownership of the Company immediately prior to such sale; or (c) any transaction or series of related transactions within a period of 12 months pursuant to which any person or any group of persons comprising a "group" within the meaning of Rule 13d-5(b)(I) under the Securities Exchange Act of 1934, as amended (other than the Company or a person that, prior to such transaction or series of related transactions, directly or indirectly controls, is controlled by or is under common control with, the Company) acquires (other than directly from the Company) beneficial ownership (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of securities possessing more than 35% of the total combined voting power of the Company's securities outstanding immediately after the consummation of such transaction or series of related transactions. The definition in the executive employment agreements of Mr. Chibib and Mr. Aviles also includes the following proviso: "provided, however, that the event constituting such Change of Control also constitutes a 'change in the ownership or effective control' or 'in the ownership of a substantial portion of the assets' of the Company."

The Compensation Committee continues to assess the reasonableness of the executive employment agreements and continues to consider whether any changes are appropriate going forward. The following paragraphs provide summaries of the executive employment agreements with each of the named executive officers.

Agreements with Patrick J. Ramsey. On September 19, 2010, the Company entered into an amended and restated executive employment agreement with Mr. Ramsey, which sets forth certain terms and conditions relating to his employment as the Company's President and Chief Executive Officer. Mr. Ramsey's amended and restated executive employment agreement provides that he will receive an initial annual base salary of $375,000, as amended from time-to-time, and subject to covenants in the amended and restated executive employment agreement and in an Agreement Regarding Proprietary Developments, Confidential Information and Non-Solicitation. Mr. Ramsey's annual salary is subject to an annual review by the Board of Directors or the Compensation Committee. In addition, Mr. Ramsey has an opportunity to earn an annual bonus equal to 100% of his base salary upon achievement of certain performance targets approved by the Company's Board of Directors, and up to a maximum of 200% of his base salary for overachievement of such performance targets. The amended and restated executive employment agreement also specifies that Mr. Ramsey will be eligible to enroll in the Company's benefit programs and vacation policies as they are established from time-to-time for senior-level executive employees.

Mr. Ramsey will serve as President and Chief Executive Officer until his successor is chosen and qualified or until his death, resignation, retirement, disqualification or removal. In the event of Mr. Ramsey's death or disability, voluntary termination, or termination for cause (each as defined within the amended and restated executive employment agreement), he shall not be entitled to receive any severance, other than accrued but unpaid salary, vacation, vested benefits, and unreimbursed expenses. Further, the Company's other obligations under the amended and restated executive employment agreement shall cease. In the event of Mr. Ramsey's termination without cause or his termination of employment for good reason, the Company shall pay Mr. Ramsey two years of base salary continuation and two years of target bonus; and if Mr. Ramsey elects to continue health coverage under COBRA, the Company will pay the premiums in an amount sufficient to maintain the level of health benefits in effect on his last day of employment, for a period of up to one year after the termination. The same termination benefits would apply in the event of Mr. Ramsey's termination without cause or his termination for good reason, within one year following a change of control (as defined within the amended and restated executive employment agreement). In addition, equity awards granted to Mr. Ramsey would become fully vested in the event of his termination without cause or his termination for good reason, within one year following a change of control. The Company's obligation to provide the severance benefits set forth above is contingent upon Mr. Ramsey's execution of a mutual release of claims satisfactory to the Company.

Good reason is defined in Mr. Ramsey's amended and restated executive employment agreement as (i) the assignment to Mr. Ramsey of duties materially adverse to his status as Chief Executive Officer of the Company or a material adverse alteration in the nature or status of his responsibilities, duties or authority; (ii) a reduction by the Company in Mr. Ramsey's then base salary or target bonus, a material reduction in other benefits, or the failure by the Company to pay Mr. Ramsey any material portion of his current compensation when due; (iii) a requirement that Mr. Ramsey report to a primary work location that is more than 50 miles from the Company's current location in Austin, Texas, or in Las Vegas, Nevada; (iv) a requirement that Mr. Ramsey may not have a secondary office located in Las Vegas, Nevada; (v) the Company requiring Mr. Ramsey to be based anywhere other than the location of the Company's principal offices in Austin, Texas or in Las Vegas, Nevada; or (vi) the failure of Mr. Ramsey and any successor company following a Change of Control either to (A) maintain (through assignment, transfer or otherwise) his amended and restated executive employment agreement in full force and effect, or (B) reach a mutually agreeable new employment agreement, so long as Mr. Ramsey is willing and able to execute a new agreement that substantially provides similar terms and conditions to his amended and restated executive employment agreement. Cause means termination based on any one of the following, as determined in good faith by the Board of Directors: (i) any intentional act of misconduct or dishonesty by Mr. Ramsey in the performance of his duties under the executive employment agreement; (ii) any willful failure or refusal by Mr. Ramsey to attend to his duties under the employment agreement; (iii) any material breach of the executive employment agreement; (iv) Mr. Ramsey's conviction of or plea of "guilty" or "no contest" to any crime constituting a felony or a misdemeanor involving theft, embezzlement, dishonesty, or moral turpitude; or (v) Mr. Ramsey's unsatisfactory performance of his duties as determined by the Board of Directors and failure of Mr. Ramsey to improve such performance in the reasonable judgment of the Board of Directors following the 30-day period after Mr. Ramsey is provided written notice of such unsatisfactory performance.

Agreements with Adam Chibib. On October 31, 2010, the Company entered into an amended and restated executive employment agreement with Mr. Chibib which amended and restated Mr. Chibib's original executive employment agreement. Mr. Chibib's amended and restated executive employment agreement provides that he will receive an initial annual base salary of $325,000, as amended from time-to-time, and subject to covenants in the amended and restated executive employment agreement and in an Agreement Regarding Proprietary Developments, Confidential

Information and Non-Solicitation. The annual salary will be subject to an annual review by the Company's Chief Executive Officer. In addition, he has an opportunity to earn an annual bonus equal to 60% of his base salary upon achievement of certain performance targets approved by the Company's Chief Executive Officer, and up to a maximum of 100% of his base salary for overachievement of such performance targets. The amended and restated executive employment agreement also specifies that Mr. Chibib will be eligible to enroll in the Company's benefit programs and vacation policies as they are established from time-to-time for senior-level executive employees.

Mr. Chibib will serve as Senior Vice President and Chief Financial Officer until his successor is chosen and qualified or until his death, disability, resignation, retirement, disqualification or removal. In the event of Mr. Chibib's death or disability, voluntary termination, or termination for cause (each as defined within the amended and restated executive employment agreement), he shall not be entitled to receive any severance, other than accrued but unpaid salary, vacation, vested benefits, and unreimbursed expenses. Further, the Company's other obligations under the amended and restated executive employment agreement shall cease. In the event of Mr. Chibib's termination without cause or his termination of employment for good reason, the Company shall pay Mr. Chibib two years of base salary continuation and two years of target bonus; and if Mr. Chibib elects to continue health coverage under COBRA, the Company will pay the premiums in an amount sufficient to maintain the level of health benefits in effect on his last day of employment, for a period of up to one year after the termination. The same termination benefits would apply in the event of Mr. Chibib's termination without cause or his termination for good reason, within one year following a change of control (as defined within the amended and restated executive employment agreement). In addition, equity awards granted to Mr. Chibib would become fully vested in the event of his termination without cause or his termination for good reason, within one year following a change of control. The Company's obligation to provide the severance benefits set forth above is contingent upon Mr. Chibib's execution of a mutual release of claims satisfactory to the Company.

Good reason is defined in Mr. Chibib's amended and restated executive employment agreement as (1) the assignment to Mr. Chibib of duties materially adverse to his status as Chief Financial Officer of the Company or a material adverse alteration in the nature or status of his responsibilities, duties or authority; (2) a reduction by the Company in Mr. Chibib's then base salary or target bonus, a material reduction in other benefits, or the failure by the Company to pay Mr. Chibib any portion of his current compensation when due; (3) a requirement that Mr. Chibib report to a primary work location that is more than fifty (50) miles from the Company's current location in Austin, Texas; or (4) the failure of Mr. Chibib and any successor company either to (A) maintain (through assignment, transfer or otherwise) his executive employment agreement in full force and effect, or (B) reach a mutually agreeable new employment agreement, so long as Mr. Chibib is willing and able to execute a new agreement that substantially provides similar terms and conditions to his executive employment agreement. Cause means termination based on any one of the following, as determined in good faith by the Board of Directors: (i) any intentional act of misconduct or dishonesty by Mr. Chibib in the performance of his duties under the agreement; (ii) any willful failure or refusal by Mr. Chibib to attend to his duties under the agreement; (iii) any material breach of the agreement; (iv) Mr. Chibib's conviction of or plea of "guilty" or "no contest" to any crime constituting a felony or a misdemeanor involving theft, embezzlement, dishonesty, or moral turpitude; or (v) Mr. Chibib's unsatisfactory performance of his duties as determined by the Chief Executive Officer and failure of Mr. Chibib to improve such performance in the reasonable judgment of the Chief Executive Officer following the thirty (30)-day period after Mr. Chibib is provided written notice of such unsatisfactory performance.

Agreements with Mick Roemer. On December 30, 2010, the Company and Mr. Roemer entered into an amendment of Mr. Roemer's executive employment agreement in order to cause such agreement to be in compliance with Section 409A of the Internal Revenue Code of 1986, as amended.

On January 12, 2009, the Company entered into an executive employment agreement with Mr. Roemer, which sets forth certain terms and conditions relating to his employment as Senior Vice President of Sales of the Company. Mr. Roemer's executive employment agreement provides that he will receive an initial annual base salary of $200,000, as amended from time-to-time, and subject to covenants in the executive employment agreement and in an Agreement Regarding Proprietary Developments, Confidential Information and Non-Solicitation. The annual salary will be subject to an annual review by the Company's Chief Executive Officer. Mr. Roemer has an opportunity to earn a commission and an annual bonus equal to 60% of his base salary upon achievement of certain performance targets approved by the Company's Chief Executive Officer, and up to a maximum of 100% of his base salary for overachievement of such performance targets. The executive employment agreement also specifies that Mr. Roemer will be eligible to enroll in the Company's benefit programs and vacation policies as they are established from time-to-time for senior-level executive employees.

Mr. Roemer will serve as Senior Vice President of Sales until his successor is chosen and qualified or until his death, resignation, retirement, disqualification or removal. In the event of Mr. Roemer's death or disability, voluntary termination, or termination for cause (each as defined within the executive employment agreement), he shall not be entitled to receive any severance, other than accrued but unpaid salary, vacation, vested benefits, and unreimbursed expenses. Further, the Company's other obligations under the executive employment agreement shall cease. In the event of Mr. Roemer's termination without cause or his termination of employment for good reason, the Company shall pay Mr. Roemer two years of base salary continuation and two years of target bonus and if Mr. Roemer elects to continue health coverage under COBRA, the Company will pay the premiums in an amount sufficient to maintain the level of health benefits in effect on his last day of employment, for a period of up to one year after the termination. The same termination benefits would apply in the event of Mr. Roemer's termination without cause or his termination for good reason, within one year following a change of control (as defined within the executive employment agreement). In addition, equity awards granted to Mr. Roemer would become fully vested in the event of his termination without cause or his termination for good reason, within one year following a change of control. The Company's obligation to provide the severance benefits set forth above is contingent upon Mr. Roemer's execution of a mutual release of claims satisfactory to the Company. In addition, Mr. Roemer is eligible to receive a gross-up payment in the event that any payment by the Company to or for the benefit of Mr. Roemer is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code.

Good reason is defined in Mr. Roemer's agreement as (i) the assignment to Mr. Roemer of duties materially adverse to his status as Senior Vice-President of Sales or a material adverse alteration in the nature or status of his responsibilities, duties or authority; (ii) a material reduction by the Company in Mr. Roemer's then base salary, target bonus, or incentive bonus, a material reduction in other benefits, or the failure by the Company to pay Mr. Roemer any material portion of his current compensation when due; (iii) a requirement that Mr. Roemer report to a primary work location that is more than 50 miles from the Company's current location in Austin, Texas or any office located in Reno or Las Vegas, Nevada; (iv) the Company requiring Mr. Roemer either to be based anywhere other than the location of the Company's principal offices in Austin, Texas or any office located in Reno or Las Vegas, Nevada (except for required travel in the Company's business to an extent substantially consistent with Mr. Roemer's present business obligations); or (v) the failure of Mr. Roemer and any successor company following a change of control either to (A) maintain (through assignment, transfer or otherwise) his executive employment agreement in full force and effect, or (B) reach a mutually agreeable new employment agreement. Cause means termination based on any one of the following, as determined in good faith by the Chief Executive Officer: (i) any intentional act of misconduct or dishonesty by Mr. Roemer in the performance of his duties under the agreement; (ii) any willful failure or refusal by Mr. Roemer to attend to his duties under the agreement; (iii) any material breach of the agreement; (iv) Mr. Roemer's conviction of or plea of "guilty" or "no contest" to any crime constituting a felony or a misdemeanor involving theft, embezzlement, dishonesty, or moral turpitude; or (v) Mr. Roemer's unsatisfactory performance of his duties as determined by the Chief Executive Officer and failure of Mr. Roemer to improve such performance in the reasonable judgment of the Chief Executive Officer following the thirty (30)-day period after Mr. Roemer is provided written notice of such unsatisfactory performance.

Agreements with Joaquin J. Aviles. On October 31, 2010, the Company entered into an amended and restated executive employment agreement with Mr. Aviles which amended and restated Mr. Aviles' original executive employment agreement. Mr. Aviles' amended and restated executive employment agreement provides that he will receive an initial annual base salary of $237,000, as amended from time-to-time, and subject to covenants in the amended and restated executive employment agreement and in an Agreement Regarding Proprietary Developments, Confidential Information and Non-Solicitation. The annual salary will be subject to an annual review by the Company's Chief Executive Officer. In addition, pursuant to a compensation committee resolution, Mr. Aviles has an opportunity to earn an annual bonus equal to 60% of his base salary upon achievement of certain performance targets approved by the Company's Chief Executive Officer, and up to a maximum of 100% of his base salary for overachievement of such performance targets. The amended and restated executive employment agreement also specifies that Mr. Aviles will be eligible to enroll in the Company's benefit programs and vacation policies as they are established from time-to-time for senior-level executive employees.

Mr. Aviles will serve as Vice President, Technology until his successor is chosen and qualified or until his death, disability, resignation, retirement, disqualification or removal. In the event of Mr. Aviles' death or disability, voluntary termination, or termination for cause (each as defined within the amended and restated executive employment agreement), he shall not be entitled to receive any severance, other than accrued but unpaid salary, vacation, vested benefits, and unreimbursed expenses. Further, the Company's other obligations under the amended and restated executive employment agreement shall cease. In the event of Mr. Aviles' termination without cause or his termination of employment for good reason, the Company shall pay Mr. Aviles two years of base salary continuation and two years of target bonus; and if Mr. Aviles elects to continue health coverage under COBRA, the Company will pay the premiums in an amount sufficient to maintain the level of health benefits in effect on his last day of employment, for a period of up to one year after the termination. The same termination benefits would apply in the event of Mr. Aviles' termination without cause or his termination for good reason, within one year following a change of control (as defined within the amended and restated executive employment agreement). In addition, equity awards granted to Mr. Aviles would become fully vested in the event of his termination without cause or his termination for good reason within one year following a change of control. The Company's obligation to provide the severance benefits set forth above is contingent upon Mr. Aviles' execution of a mutual release of claims satisfactory to the Company.

Good reason is defined in Mr. Aviles' amended and restated executive employment agreement as (1) the assignment to Mr. Aviles of duties materially adverse to his status as Vice President of Technology or a material adverse alteration in the nature or status of his responsibilities, duties or authority; (2) a reduction by the Company in Mr. Aviles' then base salary or target bonus, a material reduction in other benefits, or the failure by the Company to pay Mr. Aviles any portion of his current compensation when due; (3) a requirement that Mr. Aviles report to a primary work location that is more than fifty (50) miles from the Company's current location in Austin, Texas; or (4) the failure of Mr. Aviles and any successor company either to (A) maintain (through assignment, transfer or otherwise) his executive employment agreement in full force and effect, or (B) reach a mutually agreeable new employment agreement, so long as Mr. Aviles is willing and able to execute a new agreement that substantially provides similar terms and conditions to his agreement. Cause means termination based on any one of the following, as determined in good faith by the Chief Executive Officer: (i) any intentional act of misconduct or dishonesty by Mr. Aviles in the performance of his duties under the agreement; (ii) any willful failure or refusal by Mr. Aviles to attend to his duties under the agreement; (iii) any material breach of the agreement; (iv) Mr. Aviles' conviction of or plea of "guilty" or "no contest" to any crime constituting a felony or a misdemeanor involving theft, embezzlement, dishonesty, or moral turpitude; or (v) Mr. Aviles' unsatisfactory performance of his duties as determined by the Chief Executive Officer and failure of Mr. Aviles to improve such performance in the reasonable judgment of the Chief Executive Officer following the thirty (30)-day period after Mr. Aviles is provided written notice of such unsatisfactory performance.

Agreement with Jerome R. Smith. Effective October 8, 2012, the Company entered into an agreement with Mr. Smith, which superseded Mr. Smith's prior executive employment agreement with the Company. Pursuant to the agreement, Mr. Smith's options will become fully vested in the event of his termination without cause or his resignation for good reason within one year following a change of control.

Prior to October 8, 2012, Mr. Smith's executive employment agreement dated September 30, 2011 provided that he will receive an initial annual base salary of $260,000, as amended from time-to-time, and subject to covenants in the amended and restated executive employment agreement and in an Agreement Regarding Proprietary Developments, Confidential Information and Non-Solicitation. The annual salary was subject to an annual review by the Company's Chief Executive Officer. In addition, Mr. Smith had an opportunity to earn an annual bonus equal to 60% of his base salary upon achievement of certain performance targets approved by the Company's Chief Executive Officer, and up to a maximum of 100% of his base salary for overachievement of such performance targets. The executive employment agreement also specifies that Mr. Smith was eligible to enroll in the Company's benefit programs and vacation policies as they are established from time-to-time for senior-level executive employees.

Pursuant to Mr. Smith's prior executive employment agreement, in the event of Mr. Smith's death or disability, voluntary termination, or termination for cause (each as defined within his prior executive employment agreement), he was not entitled to receive any severance, other than accrued but unpaid salary, vacation, vested benefits, and unreimbursed expenses. Further, the Company's other obligations under the executive employment agreement were to cease. In addition, pursuant to Mr. Smith's prior executive employment agreement, Mr. Smith would have been entitled to some severance payments as of September 30, 2012. In the event of Mr. Smith's termination without cause or his termination of employment for good reason on September 30, 2012, the Company would have been required to pay Mr. Smith one year of base salary continuation and one year of target bonus; and if Mr. Smith elected to continue health coverage under COBRA, the Company would have been required to pay the premiums in an amount sufficient to maintain the level of health benefits in effect on his last day of employment, for a period of up to one year after the termination. In the event of Mr. Smith's termination without cause or his termination for good reason, within one year following a change of control (as defined within his prior executive employment agreement) on September 30, 2012, the Company would have paid to Mr. Smith two years of base salary continuation and two years of target bonus; and if Mr. Smith had elected to continue health coverage under COBRA, the Company would have been required to pay the premiums in an amount sufficient to maintain the level of health benefits in effect on his last day of employment, for a period of up to one year after the termination. In addition, in such a scenario, equity awards granted to Mr. Smith would have become fully vested in the event of his termination without cause or his termination for good reason within one year following a change of control. The Company's obligation to provide the severance benefits set forth above would have been contingent upon Mr. Smith's execution of a mutual release of claims satisfactory to the Company.

Change-in-Control Benefits. Generally, the Company does not provide executive officers with any special benefits that are triggered solely upon a change-in-control. However, upon a change-in-control, virtually all of the Company's outstanding stock options held by our executive officers become fully vested if such options are neither assumed nor continued in connection with the change of control or if within one year of a change-in-control either the executive is terminated or resigns for good reason. Change-in-control generally refers to certain corporate transactions involving the Company such as a merger or consolidation, sale of assets, dissolution or the acquisition by any person of at least 51% of our voting stock. The Compensation Committee believes that for senior executives, including the named executive officers, accelerated vesting of stock options in the event of a change-in-control is generally appropriate because in some change-in-control situations, equity of the target company is canceled making immediate acceleration necessary in order to preserve the value of the option grants. In addition, the Company relies on long-term incentive awards to provide our executive officers with the opportunity to accumulate substantial resources to fund their retirement income, and the Compensation Committee believes that a change-in-control event is an appropriate liquidation point for awards designed for such purpose.

Potential Termination Payments

This section describes and quantifies potential payments that may be made or benefits that may provided to each named executive officer at, following, or in connection with the resignation, severance, retirement, or other termination of the named executive officer or a change of control of the Company. For this purpose, it is assumed that each of the foregoing events occurred on the last day of the Company's fiscal year ended September 30, 2012. The determination of potential payments and benefits is based on specific factors and assumptions which are further discussed below. Since these factors and assumptions are subject to change, the payments and benefits that may actually be made to a named executive officer may differ materially from the payments and benefits disclosed in this section.

Patrick J. Ramsey

Termination Event	Cash Severance (1) ($)	Acceleration and Other Benefits from Equity Awards ($)	Other (2) ($)	Total ($)
Retirement	—	—	—	—
Death or Disability (3)	—	2,386,788	—	2,386,788
Voluntary Resignation	—	—	—	—
Termination for Cause	—	—	—	—
Involuntary Termination without Cause, or Voluntary Resignation for Good Reason	1,800,000	—	14,949	1,814,949
Change in Control without Termination	—	—	—	—
Termination without Cause following a Change in Control	1,800,000	6,159,613 (4)	14,949	7,974,562

(1) Represents two year base salary continuation and two year target bonus.

(2) If Mr. Ramsey elects to continue health coverage under COBRA, for a period of up to one year after termination, the Company will pay Mr. Ramsey's premiums, in an amount sufficient to maintain the level of health benefits in effect on Mr. Ramsey's last day of employment.

(3) Represents awards granted under the Company's Consolidated Equity Incentive Plan and the Company's 2012 Equity Incentive Plan.

(4) The amounts reflect the aggregate in-the-money value of all nonvested outstanding stock options, based on the Company's closing share price of $15.73 on September 28, 2012, the last day of the Company's fiscal year. If Mr. Ramsey's options are neither assumed nor continued pursuant to a change of control; or, within one year of a change of control, if Mr. Ramsey is terminated without cause or resigns for good reason, all of Mr. Ramsey's stock options and awards of restricted stock units would immediately vest.

Adam Chibib

Termination Event	Cash Severance [1] ($)	Acceleration and Other Benefits from Equity Awards ($)	Other [2]($)	Total ($)
Retirement	—	—	—	—
Death or Disability [3]	—	1,021,673	—	1,021,673
Voluntary Resignation	—	—	—	—
Termination for Cause	—	—	—	—
Involuntary Termination without Cause, or Voluntary Resignation for Good Reason	1,200,000	—	15,416	1,215,416
Change in Control without Termination	—	—	—	—
Termination without Cause following a Change in Control	1,200,000	2,798,507 [4]	15,416	4,013,923

(1) Represents two year base salary continuation and two year target bonus.
(2) If Mr. Chibib elects to continue health coverage under COBRA, for a period of up to one year after termination, the Company will pay Mr. Chibib's premiums, in an amount sufficient to maintain the level of health benefits in effect on Mr. Chibib's last day of employment.
(3) Represents awards granted under the Company's Consolidated Equity Incentive Plan and the Company's 2012 Equity Incentive Plan.
(4) The amounts reflect the aggregate in-the-money value of all nonvested outstanding stock options, based on the Company's closing share price of $15.73 on September 28, 2012, the last day of the Company's fiscal year. If Mr. Chibib's options are neither assumed nor continued pursuant to a change of control; or, within one year of a change of control, if Mr. Chibib is terminated without cause or resigns for good reason, all of Mr. Chibib's stock options and awards of restricted stock units would immediately vest.

Mick Roemer

Termination Event	Cash Severance [1] ($)	Acceleration and Other Benefits from Equity Awards ($)	Other [2][3] ($)	Total ($)
Retirement	—	—	—	—
Death or Disability [4]	—	723,233	—	723,233
Voluntary Resignation	—	—	—	—
Termination for Cause	—	—	—	—
Involuntary Termination without Cause, or Voluntary Resignation for Good Reason	864,000	—	9,917	873,917
Change in Control without Termination	—	—	—	—
Termination without Cause following a Change in Control	864,000	1,689,575 [5]	9,917	2,563,492

(1) Represents two year base salary continuation and two year target bonus.
(2) If Mr. Roemer elects to continue health coverage under COBRA, for a period of up to one year after termination, the Company will pay Mr. Roemer's premiums, in an amount sufficient to maintain the level of health benefits in effect on Mr. Roemer's last day of employment.
(3) Mr. Roemer is eligible to receive a gross-up payment in the event that any payment by the Company to or for the benefit of Mr. Roemer is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code.
(4) Represents awards granted under the Company's Consolidated Equity Incentive Plan and the Company's 2012 Equity Incentive Plan.
(5) The amounts reflect the aggregate in-the-money value of all nonvested outstanding stock options, based on the Company's closing share price of $15.73 on September 28, 2012, the last day of the Company's fiscal year. If Mr. Roemer's options are neither assumed nor continued pursuant to a change of control; or, within one year of a change of control, if Mr. Roemer is terminated without cause or resigns for good reason, all of Mr. Roemer's stock options and awards of restricted stock units would immediately vest.

Joaquin J. Aviles

Termination Event	Cash Severance [1] ($)	Acceleration and Other Benefits from Equity Awards ($)	Other [2] ($)	Total ($)
Retirement	—	—	—	—
Death or Disability [3]	—	822,713	—	822,713
Voluntary Resignation	—	—	—	—
Termination for Cause	—	—	—	—
Involuntary Termination without Cause, or Voluntary Resignation for Good Reason	838,400	—	14,949	853,349
Change in Control without Termination	—	—	—	—
Termination without Cause following a Change in Control	838,400	2,044,056 [4]	14,949	2,897,405

(1) Represents two year base salary continuation and two year target bonus.

(2) If Mr. Aviles elected to continue health coverage under COBRA, for a period of up to one year after termination, the Company would pay Mr. Aviles' premiums, in an amount sufficient to maintain the level of health benefits in effect on Mr. Aviles' last day of employment.

(3) Represents awards granted under the Company's Consolidated Equity Incentive Plan and the Company's 2012 Equity Incentive Plan.

(4) The amounts reflect the aggregate in-the-money value of all nonvested outstanding stock options, based on the Company's closing share price of $15.73 on September 28, 2012, the last day of the Company's fiscal year. If Mr. Aviles' options are neither assumed nor continued pursuant to a change of control; or, within one year of a change of control, if Mr. Aviles is terminated without cause or resigns for good reason, all of Mr. Aviles' stock options and awards of restricted stock units would immediately vest.

Jerome R. Smith [1]

Termination Event	Cash Severance ($)	Acceleration and Other Benefits from Equity Awards($)	Other [2] ($)	Total ($)
Retirement	—	—	—	—
Death or Disability [3]	—	805,075	—	805,075
Voluntary Resignation	—	—	—	—
Termination for Cause	—	—	—	—
Involuntary Termination without Cause, or Voluntary Resignation for Good Reason [4]	428,480	—	164	428,644
Change in Control without Termination	—	—	—	—
Termination without Cause following a Change in Control [5]	856,960	2,545,850 [6]	164	3,402,974

(1) Mr. Smith resigned as Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary, effective October 8, 2012. The information contained in this table assumes that each of the events occurred on the last day of the Company's fiscal year ended September 30, 2012, prior to his resignation and termination of the executive employment agreement. Mr. Smith is currently employed, on a full-time basis, with the Company as its Legal Strategic Advisor-M&A, IP, and Compliance and reports to the Chief Executive Officer.

(2) If Mr. Smith elected to continue health coverage under COBRA, for a period of up to one year after termination, the Company would have paid Mr. Smith's premiums, in an amount sufficient to maintain the level of health benefits in effect on Mr. Smith's last day of employment.

(3) Represents awards granted under the Company's Consolidated Equity Incentive Plan and the Company's 2012 Equity Incentive Plan.

(4) Represents one year base salary continuation and one year target bonus.

(5) Represents two years base salary continuation and two years target bonus.

(6) The amounts reflect the aggregate in-the-money value of all nonvested outstanding stock options, based on the Company's closing share price of $15.73 on September 28, 2012, the last day of the Company's fiscal year. If Mr. Smith's options were neither assumed nor continued pursuant to a change of control; or, within one year of a change of control, if Mr.

Smith is terminated without cause or resigns for good reason, all of Mr. Smith's stock options would have immediately vested.

Compliance with Internal Revenue Code Section 162(m). Section 162(m) of the Internal Revenue Code restricts deductibility of executive compensation paid to our Chief Executive Officer and each of the four other most highly compensated executive officers holding office at the end of any year to the extent such compensation exceeds $1,000,000 for any of such officers in any year and does not qualify for an exception under Section 162(m) or related regulations. The Compensation Committee's policy is to qualify its executive compensation for deductibility under applicable tax laws to the extent practicable. Income related to stock options granted under our equity compensation plans generally qualifies for an exemption from these restrictions imposed by Section 162(m). In the future, the Compensation Committee will continue to evaluate the advisability of qualifying its executive compensation for full deductibility.

Summary Compensation Table

The following summary compensation table sets forth information concerning aggregate compensation earned by or paid to (i) the individual serving as our Chief Executive Officer during our 2012 fiscal year, (ii) the individual serving as our Chief Financial Officer during our 2012 fiscal year, and (iii) our three other highly compensated executive officers who served in such capacities at the end of fiscal year 2012. We refer to these individuals in fiscal year 2012 as our "named executive officers."

Name and Principal Position	Fiscal Year	Salary ($)	Bonus[1] ($)	Stock Awards [2] ($)	Option Awards [3] ($)	Non-Equity Incentive Plan Compensation [4] ($)	All Other Compensation ($)	Total ($)
Patrick J. Ramsey	2012	450,000	—	623,200[5]	589,890[6]	892,500	18,043[7]	2,573,651
President and Chief Executive	2011	375,000	929,574	—	—	—	255,255[8]	1,559,829
Officer	2010	338,943	592,500	—	1,416,520	—	17,707	2,365,670
Adam Chibib	2012	375,000	—	311,600[9]	294,945[10]	375,000	*	1,356,545
Senior Vice President and	2011	325,000	483,379	—	298,440	—	*	1,106,819
Chief Financial Officer	2010	250,000	295,000	—	116,688	—	*	661,688
Mick D. Roemer	2012	269,860	108,800[11]	311,600[9]	294,945[10]	269,860	26,200[12]	1,281,265
Senior Vice President - Sales	2011	212,000	407,560	—	—	—	*	619,560
	2010	200,000	290,000	—	116,688	—	*	606,688
Joaquin J. Aviles	2012	262,000	—	311,600[9]	294,945[10]	243,660	11,685[13]	1,123,890
Vice President - Technology	2011	237,000	352,495	—	99,480	—	*	688,975
Jerome R. Smith [14]	2012	267,800	—	311,600[9]	493,475[15]	100,000	111,592[16]	1,284,467
Former Senior Vice President, General Counsel and Corporate Secretary								

* Perquisites and other personal benefits provided to such named executive officer had a total value of less than $10,000.

(1) Bonus for fiscal year 2011 includes the December 31, 2010 retention bonus payment pursuant to a retention plan as well as amounts earned on September 30, 2011 pursuant to the Company's 2011 Executive Cash Incentive Plan. Fiscal year 2010 includes the March 31, 2010 and June 30, 2010 payments paid under the retention plan.

(2) Amounts disclosed in the "Stock Awards" column relate to grants of restricted stock units under the Company's 2012 Equity Incentive Plan on September 11, 2012 for the 2012 fiscal year. With respect to each stock option grant, the amounts disclosed generally reflect the fair value of option awards as of the grant date for all options issued in the respective fiscal year, disregarding any estimate of forfeitures related to serviced-based vesting conditions, in accordance with ASC Topic 718 "Compensation-Stock Comparison". Generally, ASC Topic 718 "Compensation-Stock Comparison" requires the full grant-date fair value of a stock option award to be amortized and recognized as compensation cost over the service period that relates to the award. Note 1, "Summary of Significant Accounting Policies," in the Notes to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2012 sets forth the relevant assumptions used to determine the valuation of our stock option awards.

(3) Amounts disclosed in the "Option Awards" column relate to grants of stock options. Stock options granted on December 12, 2011 are reflected in the 2012 fiscal year, although the grant was an award for service for the 2011 fiscal year. With respect to each stock option grant, the amounts disclosed generally reflect the fair value of option awards as of the grant date for all options issued in the respective fiscal year, disregarding any estimate of forfeitures related to serviced-based vesting conditions, in accordance with ASC Topic 718 "Compensation-Stock Comparison". Generally, ASC Topic 718 "Compensation-Stock Comparison" requires the full grant-date fair value of a stock option award to be amortized and recognized as compensation cost over the service period that relates to the award. Note 1, "Summary of Significant Accounting Policies," in the Notes to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2012 sets forth the relevant assumptions used to determine the valuation of our stock option awards.

(4) Amounts earned on September 30, 2012 pursuant to the Company's 2012 Executive Cash Incentive Plan are included in the 2012 fiscal year.

(5) Represents restricted stock award of 40,000 shares of our common stock that vest 25% after one year, and will continue to vest in equal quarterly installments during each of the following three years beginning on September 12, 2013.

(6) Represents options to acquire 150,000 shares of our common stock that vest 25% after one year, and will continue to vest in equal quarterly installments during each of the following three years beginning on December 12, 2012 for service during fiscal year 2011.

(7) Amounts disclosed in the "All Other Compensation" column for Mr. Ramsey in fiscal year 2012 include Company contributions to the 401(k) Plan account of $11,285; automobile reimbursement of $3,822; and $2,936 for premiums for term life insurance for Mr. Ramsey.

(8) Amounts disclosed in the "All Other Compensation" column for Mr. Ramsey in fiscal year 2011 include a payment in connection with the unwinding of certain stock options.

(9) Represents restricted stock award of 20,000 shares of our common stock that vest 25% after one year, and will continue to vest in equal quarterly installments during each of the following three years beginning on September 12, 2013.

(10) Represents options to acquire 75,000 shares of our common stock that vest 25% after one year, and will continue to vest in equal quarterly installments during each of the following three years beginning on December 12, 2012 for service during fiscal year 2011.

(11) Represents commission payment of $108,800.

(12) Amounts disclosed in the "All Other Compensation" column for Mr. Roemer in fiscal year 2012 include Company contributions to the 401(k) Plan account of $26,200.

(13) Amounts disclosed in the "All Other Compensation" column for Mr. Aviles in fiscal year 2012 include Company contributions to the 401(k) Plan account of $11,685.

(14) Effective October 8, 2012, Mr. Smith resigned as the Company's Senior Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer. Pursuant to his agreement effective October 8, 2012, Mr. Smith received a payment of $100,000 on the date the Company's executives received payments pursuant to the 2012 Annual Executive Cash Incentive Plan. Mr. Smith is currently employed, on a full-time basis, with the Company as its Legal Strategic Advisor-M&A, IP, and Compliance and reports to the Chief Executive Officer.

(15) Represents options to acquire 250,000 shares of our common stock pursuant to Mr. Smith's employment agreement that vest 25% after one year, and will continue to vest in equal quarterly installments during each of the following three years beginning on September 30, 2012.

(16) Amounts disclosed in the "All Other Compensation" column for Mr. Smith in fiscal year 2012 include Company contributions to the 401(k) Plan account of $6,592, relocation expense reimbursement of $100,000 and $5,000 in temporary living expenses. Both relocation and temporary living expense reimbursements were made pursuant to Mr. Smith's Executive Employment Agreement dated as of September 30, 2011.

Grants of Plan-Based Awards in Our Fiscal Year Ended September 30, 2012

The following table provides information regarding grants of plan-based awards made to each of the named executive officers during the fiscal year ended September 30, 2012.

		Estimated future payouts under non-equity incentive plan awards			Estimated future payouts under equity incentive plan awards						
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units[1] (#)	All Other Option Awards: Number of Securities Underlying Options[2] (#)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards[3] ($)
Mr. Ramsey	12/12/2011	—	—	—	—	—	—	—	150,000	7.73	$589,890
	09/10/2012	—	—	—	—	—	—	40,000	—	—	$623,200
	9/22/2011[4]	—	450,000	900,000	—	—	—	—	—	—	—
	12/12/2011[5]	500,000	1,000,000	2,000,000	30,000	60,000	60,000	—	—	—	—
Mr. Chibib	12/12/2011	—	—	—	—	—	—	—	75,000	7.73	$294,945
	09/10/2012	—	—	—	—	—	—	20,000	—	—	$311,600
	9/22/2011[4]	—	225,000	375,000	—	—	—	—	—	—	—
	12/12/2011[5]	250,000	500,000	1,000,000	17,500	35,000	35,000	—	—	—	—
Mr. Roemer	12/12/2011	—	—	—	—	—	—	—	75,000	7.73	$294,945
	09/10/2012	—	—	—	—	—	—	20,000	—	—	$311,600
	9/22/2011[4]	—	161,916	269,860	—	—	—	—	—	—	—
	12/12/2011[5]	166,667	333,333	666,666	17,500	35,000	35,000	—	—	—	—
Mr. Aviles	12/12/2011	—	—	—	—	—	—	—	75,000	7.73	$294,945
	09/10/2012	—	—	—	—	—	—	20,000	—	—	$311,600
	9/22/2011[4]	—	157,200	262,000	—	—	—	—	—	—	—
	12/12/2011[5]	166,667	333,333	666,666	17,500	35,000	35,000	—	—	—	—
Mr. Smith[6]	10/03/2011	—	—	—	—	—	—	—	250,000	3.88	$493,475
	09/10/2012	—	—	—	—	—	—	20,000	—	—	$311,600
	9/22/2011[4]	—	160,680	267,800	—	—	—	—	—	—	—
	12/12/2011[5]	166,667	333,333	666,666	17,500	35,000	35,000	—	—	—	—

(1) On September 10, 2012, the Compensation Committee approved the grant of an award of restricted stock units to the named executive officers, including 40,000 restricted stock units to Mr. Ramsey and 20,000 restricted stock units to each of Messrs. Chibib, Roemer, Aviles, and Smith in recognition for services for the 2012 fiscal year. The restricted stock units vest 25% after one year, and will continue to vest in equal quarterly installments during each of the following three years. All awards were issued under the Company's 2012 Equity Incentive Plan.

(2) On December 12, 2011, the Compensation Committee approved a grant of an option to purchase 150,000 shares for Mr. Ramsey, and an option to purchase 75,000 shares for each of Messrs. Chibib, Roemer and Aviles, in recognition for services for the 2011 fiscal year. The options are immediately exercisable, but will vest 25% after one year, and will continue to vest in equal quarterly installments during each of the following three years. All awards were issued under the Company's Consolidated Equity Incentive Plan. Mr. Smith received a grant of an option to purchase 250,000 shares pursuant to his executive employment agreement, dated September 30, 2011.

(3) The amounts disclosed in the "Grant date fair value of stock and option awards" column were computed in accordance with ASC Topic 718 "Compensation-Stock Comparison".

(4) These amounts represent threshold, target and maximum amounts that could have been earned for fiscal 2012 pursuant to the 2012 Executive Cash Incentive Plan. Actual amounts earned are included in the Summary Compensation Table above. A detailed description of the 2012 Executive Cash Incentive Plan is discussed above in the section entitled "Elements of Executive Compensation - Annual Cash Incentive Plan".

(5) These amounts represent amounts and shares that may be earned pursuant to the LTIP for the three year performance period beginning on October 1, 2011 and ending on September 30, 2014. Such amounts, if earned during the three year performance period, will be paid at the end of the three year performance period. A detailed description of the LTIP is discussed above in the section titled "Elements of Executive Compensation - Long Term Incentive Program".

(6) Effective October 8, 2012, Mr. Smith resigned as Senior Vice President, General Counsel, Chief Compliance Officer, and Corporate Secretary and ceased to be an executive officer of the Company. Mr. Smith is currently employed, on a full-time basis, with the Company as its Legal Strategic Advisor-M&A, IP, and Compliance and reports to the Chief Executive Officer.

Outstanding Equity Awards at Our Fiscal Year Ended September 30, 2012

The following table provides information concerning the current holdings of stock options and restricted stock units by the named executive officers as of September 30, 2012. This table includes unexercised and unvested equity awards. Individual equity grants are shown separately for each named executive officer.

	Option Awards				Equity Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Option Exercise Price ($)(2)	Option Expiration Date	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)(3)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have not Vested (#)(4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that have not Vested ($)
Mr. Ramsey	09/14/2008	150,000	4.45	09/13/2015	—	—	—	—
	09/30/2009	65,000	5.12	09/30/2016	—	—	—	—
	09/19/2010	580,000	3.85	09/19/2017	—	—	—	—
	12/12/2011	150,000	7.73	12/12/2018	—	—	—	—
	09/10/2012	—	—	—	40,000	629,200	—	—
	12/12/2011	—	—	—	—	—	60,000	943,000
Mr. Chibib	02/02/2009	100,000	1.71	02/02/2016	—	—	—	—
	09/30/2009	33,333	5.12	09/30/2016	—	—	—	—
	09/19/2010	60,000	3.70	09/30/2017	—	—	—	—
	10/31/2010	150,000	3.92	10/31/2017	—	—	—	—
	12/12/2011	75,000	7.73	12/12/2018	—	—	—	—
	09/10/2012	—	—	—	20,000	314,600	—	—
	12/12/2011	—	—	—	—	—	35,000	550,550
Mr. Roemer	01/13/2009	150,000	2.35	01/12/2016	—	—	—	—
	09/30/2009	30,000	5.12	09/30/2016	—	—	—	—
	09/30/2010	60,000	3.70	09/30/2017	—	—	—	—
	12/12/2011	75,000	7.73	12/12/2018	—	—	—	—
	09/10/2012	—	—	—	20,000	314,600	—	—
	12/12/2011	—	—	—	—	—	35,000	550,550
Mr. Aviles	07/05/2009	50,000	4.80	07/05/2016	—	—	—	—
	09/30/2009	10,000	5.12	09/30/2016	—	—	—	—
	09/30/2010	60,000	3.70	09/30/2017	—	—	—	—
	10/31/2010	50,000	3.92	10/31/2017	—	—	—	—
	12/12/2011	75,000	7.73	12/12/2018	—	—	—	—
	09/10/2012	—	—	—	20,000	314,600	—	—
	12/12/2011	—	—	—	—	—	35,000	550,550
Mr. Smith(5)	10/03/2011	250,000	3.88	10/03/2018	—	—	—	—
	09/10/2012	—	—	—	20,000	314,600	—	—

(1) All options are exercisable immediately but are initially unvested and will vest over a four year period and vest 25% after one year, and continue to vest in equal quarterly installments during each of the following three years.

(2) The option exercise price is equal to the closing share price of the Company's stock on the day of grant.

(3) Represents restricted stock units granted September 10, 2012. The price is equal to the fair market value of the closing price of the Company's common stock on the last day of the fiscal year ($15.73) multiplied by the number of shares.

(4) Represents shares granted pursuant to the Company's Long Term Incentive Program based upon 100% achievement of performance metrics. For more information, please see discussion of the Long Term Incentive Program above in the "Compensation Discussion and Analysis".

(5) Effective October 8, 2012, Mr. Smith resigned as Senior Vice President, General Counsel, Chief Compliance Officer, and Corporate Secretary and ceased to be an executive officer of the Company. Mr. Smith is currently employed, on a full-time basis, with the Company as its Legal Strategic Advisor-M&A, IP, and Compliance and reports to the Chief Executive Officer.

Option Exercises in Our Fiscal Year Ended September 30, 2012

	Option Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**
Mr. Ramsey	150,000	1,175,283
Mr. Chibib	150,000	1,877,490
Mr. Roemer	50,000	682,642
Mr. Aviles	100,000	880,390
Mr. Smith [(1)]	—	—

(1) Effective October 8, 2012, Mr. Smith resigned as Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary and ceased to be an executive officer of the Company. Mr. Smith is currently employed, on a full-time basis, with the Company as its Legal Strategic Advisor-M&A, IP, and Compliance and reports to the Chief Executive Officer.

Pension Benefits in Our Fiscal Year Ended September 30, 2012

The Company does not maintain a tax-qualified defined benefit retirement plan.

Nonqualified Deferred Compensation in Fiscal Year 2012

The Company does not maintain any non-qualified supplemental retirement plans or deferred compensation plans for our executive officers.

Director Compensation and Indemnification

We maintain a plan to compensate the members of our Board of Directors for their services as directors, including serving on committees of our Board of Directors. Beginning in fiscal year 2012, after consultation with Radford, the structure of our board compensation was amended and now only includes an annual retainer for board membership and an annual retainer for committee membership, in lieu of meeting fees as in years past. Due to the change in how director's fees were paid in fiscal year 2012, one additional quarter was paid to our non-employee directors during fiscal year 2012. Each of our non-employee directors receives $55,000 per year, except for the Chairman of our Board of Directors, who receives $110,000 per year. In addition, each director receives a retainer for serving on the committees of our Board of Directors:

Audit Committee. The members of the Audit Committee each receive an additional $20,000 per year for serving on the Audit Committee, except for the Chairman of the Audit Committee, who receives $30,000 per year for serving on the Audit Committee as its chairman.

Nominating and Governance Committee. The members of the Nominating and Governance Committee each receive an additional $12,000 per year for serving on the Nominating and Governance Committee, except for the Chairman of the Nominating and Governance Committee, who receives $17,000 per year for serving on the Nominating and Governance Committee as its chairman.

Compensation Committee. The members of the Compensation Committee each receive an additional $17,000 per year for serving on the Compensation Committee, except for the Chairman of the Compensation Committee, who receives $27,000 per year for serving on the Compensation Committee as its chairman.

Equity Grants. The Compensation Committee engaged Radford in early fiscal 2012 to review the Company's equity incentive policies, and accordingly, annual stock option grants to non-employee members of the Board of Directors in recognition of fiscal year 2011 were delayed until December 2011. Based on recommendations from Radford, on December 12, 2011, non-employee members of the Board received 20,000 options to purchase common stock.

Further, non-employee director compensation in the form of equity was restructured based on discussions with Radford during fiscal year 2012. The Compensation Committee determined that, going forward, non-employee director equity awards will be in the form of restricted stock and will be made after the Company's annual shareholder meeting. In February 2012, immediately after our annual shareholder meeting, non-employee members of the Board of Directors received 8,000 shares of restricted stock, which vest January 31, 2013, subject to continued service on the Board of Directors.

Our Articles of Incorporation limit the personal liability of our directors for breaches of fiduciary duties. Our Bylaws require us to indemnify our directors to the fullest extent permitted by Texas law. We have entered into indemnification agreements with our directors and officers. These indemnification agreements are intended to permit indemnification of our directors and officers to the fullest extent now or hereafter permitted by the Texas Business Organizations Code.

DIRECTOR COMPENSATION TABLE FOR OUR FISCAL YEAR ENDED SEPTEMBER 30, 2012

The following table provides a summary of total compensation paid to the Company's non-employee directors during the fiscal year ended September 30, 2012.

Name	Fees Earned or Paid in Cash (1)($)	Stock Awards (2)(3) ($)	Option Awards (4) (5)(6)(7) ($)	All Other Compensation ($)	Total ($)
Stephen J. Greathouse[(8)]	148,650	81,280	78,652	–	$308,582
Neil E. Jenkins	110,600	81,280	78,652	–	$270,532
Michael J. Maples, Sr.	100,150	81,280	78,652	–	$260,082
Justin A. Orlando	91,175	81,280	78,652	–	$251,107
Robert D. Repass	112,650	81,280	78,652	–	$272,582
Timothy S. Stanley	105,600	81,280	78,652	–	$265,532

(1) Reflects the amount of cash compensation earned by directors, including annual retainers for Board of Directors and committee service.

(2) Director compensation in the form of equity was restructured based on discussions with Radford during fiscal year 2012. The Compensation Committee determined that, going forward, non-employee director equity awards will be in the form of restricted stock and will be made after the Company's annual shareholder meeting. In February 2012, immediately after our annual shareholder meeting, non-employee members of the Board received 8,000 shares of restricted stock, which vest January 31, 2013, subject to continued service on the Board.

(3) Represents the number of shares awarded (8,000) multiplied by the closing price of our stock on the date of grant ($10.16).

(4) Represents the fair value of stock awards as of the grant date for all stock issued during the fiscal year ended September 30, 2012 in accordance with Accounting Standards Codification (ASC) Topic 718 "Compensation-Stock Comparison", disregarding any estimate of forfeitures related to serviced-based vesting conditions. The fair value was estimated using the Black-Scholes option pricing model in accordance with ASC Topic 718 "Compensation-Stock Comparison."

(5) Note 1, "Summary of Significant Accounting Policies," in the Notes to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2012 sets forth the relevant assumptions used to determine the valuation of our stock and option awards.

(6) On December 12, 2011, based on recommendations from Radford, the Compensation Committee approved a grant of an option to purchase 20,000 shares for each non-employee director in recognition for service during fiscal year 2011. For each director the grant date fair value for each stock award granted during fiscal year ended September 30, 2012 (computed in accordance with ASC Topic 718 "Compensation-Stock Comparison") was as follows: Mr. Greathouse $78,652; Mr. Jenkins $78,652; Mr. Maples $78,652; Mr. Orlando $78,652; Mr. Repass $78,652; and Mr. Stanley $78,652.

(7) As of September 30, 2012, each of our non-employee directors had the following number of outstanding options: Mr. Greathouse 50,000; Mr. Jenkins 40,000; Mr. Maples 37,500; Mr. Orlando 40,000; Mr. Repass 110,000; and Mr. Stanley 40,000 and each non-employee director had 8,000 shares of restricted stock.

(8) Mr. Greathouse serves as the Company's non-executive Chairman of the Board of Directors.

COMPENSATION COMMITTEE REPORT

We, the Compensation Committee of the Board of Directors, have reviewed and discussed the foregoing Compensation Discussion and Analysis with the management of the Company. Based on such review and discussion, we are of the opinion that the executive compensation policies and plans provide appropriate compensation to properly align the Company's performance and the interests of its shareholders through the use of competitive and equitable executive compensation in a balanced and reasonable manner, for both the short and long-term. Accordingly, we have recommended to the Board of Directors that the foregoing Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K for the year ended September 30, 2012, and in the proxy statement relating to the Company's 2013 Annual Meeting of Shareholders.

Submitted by the Compensation Committee of the Board of Directors:

COMPENSATION COMMITTEE

Neil E. Jenkins, Chairman of the Compensation Committee
Stephen J. Greathouse
Timothy S. Stanley

CERTAIN INFORMATION NOT DEEMED INCORPORATED BY REFERENCE IN ANY SECURITIES AND EXCHANGE COMMISSION FILINGS

Notwithstanding anything to the contrary set forth in any of our previous or future filings under the Securities Act of 1933, or the Securities Act, or the 1934 Act that might incorporate all or portions of future filings, including this Proxy Statement, with the SEC, in whole or in part, the Report of the Compensation Committee of our Board of Directors and the Report of the Audit Committee of our Board of Directors shall not be deemed to be incorporated by reference into any such filing or deemed to be "soliciting material" or "filed" with the SEC under the Securities Act or the 1934 Act, or subject to the liabilities of Section 18 of the 1934 Act. In addition, this Proxy Statement includes certain website addresses intended to provide inactive, textural references only. The information on these websites shall not be deemed part of this Proxy Statement.

DEADLINE FOR RECEIPT OF SHAREHOLDER PROPOSALS FOR 2014 ANNUAL MEETING

Shareholder Proposals for Inclusion in the 2014 Proxy Statement

Shareholders who, in accordance with SEC Rule 14a-8, wish to present proposals for inclusion in our proxy statement and form of proxy for our 2014 Annual Meeting must submit their proposals so that they are received by us at our principal executive offices, addressed to our Corporate Secretary, no later than August 20, 2013.

Other Proposals and Shareholder Nominations for Director

Under our Bylaws, certain procedures are provided that a shareholder must follow to nominate persons for election as directors or to propose an item of business at an annual meeting of shareholders that is not intended to be included in our proxy statement pursuant to Rule 14a-8. These procedures provide that nominations for director and/or an item of business to be introduced at an annual meeting of shareholders must be submitted in writing to the Corporate Secretary at our principal executive offices at 206 Wild Basin Road South, Austin, Texas 78746, Attention: Corporate Secretary. We must receive the notice of your intention to introduce a nomination or to propose an item of business not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary of the preceding year's annual meeting.

For the 2014 Annual Meeting, such nominations or proposals must be received by our Corporate Secretary not earlier than the close of business on October 2, 2013 and not later than the close of business on November 1, 2013 in order to be considered at the annual meeting. If we do not receive notice during that time period, any such defective matters raised at the meeting will be disregarded and the persons named as proxies in the proxy materials relating to the 2014 Annual Meeting will use their discretion in voting the proxies with respect to any such matters. A shareholder's notice to nominate a director or bring any other business before the 2014 Annual Meeting must set forth certain information specified in our Bylaws.

If the date of the 2014 Annual Meeting of Shareholders is more than 30 days before or more than 70 days after January 30, 2014, shareholders must submit such nominations or proposals not earlier than the close of business on the 120th day prior to the meeting and not later than the close of business on the later of the 90th day prior to the meeting or the 10th day following the date on which public announcement of the date of the meeting is first made by us.

ANNUAL REPORT

A copy of our annual report for our fiscal year ended September 30, 2012 has been mailed with this Proxy Statement to all shareholders entitled to notice of and to vote at the Annual Meeting. The annual report is not incorporated into this Proxy Statement and is not considered proxy solicitation material.

FORM 10-K

We filed an annual report on Form 10-K with the SEC on November 15, 2012, which includes our consolidated financial statements for the fiscal year ended September 30, 2012. Shareholders may obtain a copy at *www.proxyvote.com* or on our website at *www.multimediagames.com* in the "Investor Relations" section. Shareholders may obtain a copy of our Form 10-K without charge, by writing to our Corporate Secretary at our principal executive offices, located at 206 Wild Basin Rd South, Building B, Austin, Texas 78746 or calling our Corporate Secretary at (512) 334-7500, or via email at investor.relations@mm-games.com, and a copy will be sent to you without charge.

By order of the Board of Directors,

Patrick J. Ramsey
President and Chief Executive Officer

Austin, Texas
December 12, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 30, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission File Number: 000-28318

Multimedia Games Holding Company, Inc.

(Exact name of Registrant as specified in its charter)

Texas	**74-2611034**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
206 Wild Basin Road South, Building B	
Austin, Texas	**78746**
(Address of principal executive offices)	(Zip Code)

(515) 334-7500
(Registrant's telephone number, including area code)

Securities registered pursuant to section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Common Stock, par value $0.01	The NASDAQ Stock Market LLC

Securities registered pursuant to section 12(g) of the Act:
None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act:

Large Accelerated Filer ☐	Accelerated Filer ☒
Non-Accelerated Filer ☐	Smaller Reporting Company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

The aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant computed by reference to the price at which common equity was last sold as of the last business day of the Registrant's most recently completed second fiscal quarter (March 31, 2012) was $298,623,273 (assuming, for this purpose, that only directors and officers are deemed affiliates.)

As of November 9, 2012, there were 28,299,595 shares of the Registrant's common stock, par value $0.01 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the definitive Proxy Statement on Schedule 14A to be delivered to shareholders in connection with the 2013 Annual Meeting of Shareholders are incorporated by reference into Part III of this Form 10-K.

FORWARD LOOKING STATEMENTS

Multimedia Games Holding Company, Inc. (f/k/a Multimedia Games, Inc.) and its subsidiaries (referred to as the "Company," "we," "us," "our" or "Multimedia Games") has made forward-looking statements in this Annual Report on Form 10-K that are subject to risks and uncertainties. Such forward-looking statements include, but are not limited to, statements regarding future actions, operating results, liquidity, capital expenditures, cash management and financial discipline, product, system and platform development and enhancements, customer and strategic relationships with third parties, strategies, initiatives, legal and regulatory uncertainties, including outcomes of litigation, the effects of such outcomes upon our business, changes in existing laws and regulations or in the interpretation of such laws and regulations, entry into new markets or jurisdictions or the obtaining of new licenses. The forward-looking statements may be preceded by, followed by or include the words "may," "might," "will," "plan," "estimate," "expect," "intend," "believe," "should," "would," "could," "anticipate," "continue," or the negative or other variations thereof or comparable terminology that convey the uncertainty of future events or outcomes. All forward-looking statements are based on current expectations and projections of future events. We claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 for all forward-looking statements.

Forward-looking statements are not guarantees of performance. You should understand that the factors discussed in Item 1A of Part I of this Report, could affect our future results and could cause those results or other outcomes to differ materially from those expressed or implied in the forward-looking statements. Actual results could differ materially from those stated or implied by our forward-looking statements, due to risks and uncertainties associated with our business or under different assumptions or conditions. You should not place undue reliance on any of these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

TABLE OF CONTENTS

PART I

ITEM 1. *Business*

Unless the context otherwise requires, the terms "Company," "MGAM," "Multimedia Games," "we," "us," and "our" include Multimedia Games Holding Company, Inc. and its wholly-owned subsidiaries: Multimedia Games, Inc., MGAM Technologies, LLC, MegaBingo International, LLC, Multimedia Games de Mexico 1, S. de R.L. de C.V., Multimedia Games de Mexico, S. de R.L. de C.V., and Servicios de Wild Basin S. de R.L. de C.V. Our executive offices are located at 206 Wild Basin Rd., Bldg. B, Fourth Floor, Austin, Texas, 78746, and our telephone number is (512) 334-7500.

FORWARD-LOOKING STATEMENTS

The following discussion and analysis contains forward-looking statements and should also be read in conjunction with the disclosures and information contained in the cautionary note regarding forward looking statements above and "Part I - Item 1A. Risk Factors" included elsewhere in this Report.

GENERAL

The Company designs, manufactures and supplies gaming machines and systems to casino operators in North America, domestic and selected international lottery operators, and commercial bingo gaming facility operators. The Company's standalone gaming machines are primarily sold and placed in Class III settings while its central determinant and server-based centrally-linked products and systems are primarily sold and placed in Class II, video lottery terminal and electronic bingo settings. We use the term Class III to refer to traditional slot machines in commercial jurisdictions as well as compact games in various tribal gaming jurisdictions. The Class II market is associated with Native American gaming in the United States and is generally understood as the game of chance commonly known as bingo (whether or not electronic, computer, or other technological aids are used in connection therewith).

The Company was incorporated in Texas on August 30, 1991. On April 1, 2011 the Company changed its name to "Multimedia Games Holding Company, Inc." from "Multimedia Games, Inc." Initially, the Company derived the majority of its revenues from the placement of bingo games, including satellite linked, high stakes bingo games and interactive high speed bingo games played on interconnected electronic player stations placed in participating bingo halls owned primarily by Native American tribes. The Company has since expanded its product line and markets served to include gaming facilities operated by Native American and commercial casinos and derives the majority of its gaming revenues from participation, or recurring revenue agreements, and development and placement fee agreements, all of which operate on a participation, or revenue share, basis. The Company enters into development and placement fee agreements to provide financing for new gaming facilities or for the expansion of existing facilities. All or a portion of the funds provided under development agreements are reimbursed to the Company, while funding under placement fee agreements is not reimbursed. Under these agreements, the Company places player terminals and systems as well as its proprietary and other licensed game content at a customer's facility in return for either a share of the revenues that these terminals and systems generate or for a fixed daily lease fee. The Company also generates revenue from the sale of gaming units and systems that feature proprietary game content and licensed game content. Today, the Company continues to increase participation and for-sale revenues by expanding into additional gaming jurisdictions and into other segments of the gaming market. The Company also generates revenues by providing the central determinant system operated by the New York State Division of the Lottery for the video lottery terminals installed at racetracks in the State of New York.

The following table sets forth our end-of-period installed player terminal base by quarter for the five most recent quarters:

Quarter Ended	Oklahoma	Washington	California	Mexico	Alabama	Other(1)	Total Participation Units
9/30/2012	7,922	338	588	913	199	1,623	11,583
6/30/2012	7,763	314	440	985	199	1,433	11,134
3/31/2012	7,679	282	382	1,281	199	1,349	11,172
12/31/2011	7,592	247	308	2,226	191	1,295	11,859
9/30/2011	7,500	224	306	3,475	121	1,228	12,854

(1) Includes units installed in Arizona, Arkansas, Connecticut, Florida, Indiana, Iowa, Kansas, Louisiana, Michigan, Minnesota, Mississippi, New Mexico, New York, Ohio, Rhode Island, Texas, and Wisconsin.

Additional financial information relating to industry segments appears in Note 1 Summary of Significant Accounting Policies in Part IV of this Report.

The Company currently operates in one business segment. For information about our revenues, net income, assets, liabilities, stockholders equity and cash flows, see our Consolidated Financial Statements and "Part II - Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

MARKETS

We participate in the Class III market in North America, as well as in the Class II market in the United States, through participation, or revenue share, agreements and the sale of proprietary gaming units and systems. As of September 30, 2012, we had a total of 161 gaming licenses in 27 states, of which145 are Class III licenses, and we are licensed to offer Class II gaming units with 114 tribes.

Class III Market

The Class III market is the primary gaming market in North America. In the fiscal year ended September 30, 2012, which we refer to as "fiscal 2012," we derived approximately 59% of our total revenue (net of accretion) from Class III, compared to 62% in fiscal 2011 and 63% in fiscal 2010.

In fiscal 2012, we continued to expand the scope of our proprietary Class III offerings by developing new products and seeking licenses in additional Native American and commercial casino jurisdictions. We currently have our proprietary Class III units placed on a recurring revenue arrangement in Native American facilities or commercial casinos in Arkansas, California, Connecticut, Florida, Indiana, Iowa, Kansas, Louisiana, Michigan, Minnesota, Mississippi, New York, Ohio, Oklahoma, Rhode Island and Washington and are working to secure licensing approval to place our Class III games and systems in a number of other jurisdictions across the United States. Additionally, we have sold proprietary Class III units to Native American and commercial casino customers in Arizona, Arkansas, California, Connecticut, Florida, Idaho, Indiana, Iowa, Kansas, Louisiana, Michigan, Minnesota, Mississippi, New York, Ohio, Oklahoma, Washington and Wisconsin, and are seeking licensing approval to sell our Class III games in additional United States markets. The licensing process includes specific jurisdictional approvals from the appropriate testing laboratory and from the appropriate regulatory agency. We are currently licensed to manufacture and distribute by several commercial jurisdictions, including Nevada and Pennsylvania, and expect to place product in these states during fiscal 2013 or 2014. Additionally, we expect to become licensed in additional commercial markets over the next two years, including New Jersey and Illinois, and in more jurisdictions over the next several years. We expect to successfully place and sell our proprietary player terminals to new Class III markets throughout fiscal 2013 and beyond.

Our largest Class III market and largest overall market is Oklahoma. The Company sells and leases, in a revenue sharing arrangement, proprietary and third-party Class III products to tribal casinos throughout the state of Oklahoma. In fiscal 2012, the Company generated 31% of its total revenues (net of accretion) from Class III products in Oklahoma, compared to 42% and 46% in fiscal 2011 and 2010, respectively.

In the State of Washington, our Class III business is governed by tribal compacts between the Native American tribes in Washington and the state. We sell and lease, in a revenue sharing arrangement, Class III gaming equipment to Native American customers and also receive a small fee for the use of our back-office systems in the State of Washington. In fiscal 2012, we sold 652 new proprietary Class III games to customers in Washington State, which accounted for approximately 7% of our total revenues (net of accretion). Additionally, our installations in Washington are also supported by our back-office system that allows customers to maintain end-user information, details of ticket manufacture, distribution and sales along with monitoring game operation and generating system reports. The back-office systems are maintained by the Company and the Company charges a daily fee for the maintenance and support of these systems.

Class II Market

In fiscal 2012, we derived approximately 25% of our total revenue (net of accretion) from Class II, compared to 22% in fiscal 2011 and 19% in fiscal 2010.

The Class II market is associated with Native American gaming in the United States. To service this marketplace, we provide our customers with a variety of linked interactive electronic games and back-office systems. We currently have Class II gaming units deployed in Alabama, Arizona, California, Florida, Kansas, New Mexico, New York, Oklahoma, Texas, Washington and Wisconsin. Our high-speed products feature a mix of proprietary and third party content that enables us to deliver an entertaining gaming experience. We also provide gaming systems that allow us to regularly deploy new game engines and use differing themes around the same underlying base game; our back-office systems enable our customers to track and adjust the performance of their gaming floor to ensure the optimal gaming experience for their customers.

In 2012, the Company increased its investment in the development of new Class II products and plans to further increase its investment in 2013. We believe that this increased investment, coupled with our expertise in Class II gaming, will result in increased penetration into our core Class II markets, without jeopardizing our expansion into Class III gaming.

Mexico Gaming Market

We entered Mexico, our most significant international market, in March 2006 by providing Apuestas Internacionales, S.A. de C.V., or Apuestas, a subsidiary of Grupo Televisa, S.A., with traditional and electronic bingo gaming machines, technical assistance and related services for Apuestas' locations in Mexico. Under its current permit from the Mexican Ministry of the Interior (Secretaria de Gobernación), Apuestas may open and operate up to 65 gaming establishments. As of September 30, 2012, we had 893 player terminals installed at 17 gaming establishments, with all player terminals placed pursuant to a revenue share arrangement which is similar to our revenue share arrangements with selected domestic customers. In addition to our agreement with Apuestas, we have installed 20 player terminals at establishments of other gaming operators in Mexico and provide technical assistance and related services. We derived approximately1% of our total revenue from our operations in Mexico in fiscal 2012, compared to 5% in 2011 and 7% in 2010. As a result of recent regulatory changes in Mexico, we have converted our installed base of electronic bingo units to Class III games. In addition, we amended our agreement with Apuestas in early 2010 to tie our future investments under this relationship to return on invested capital. This arrangement has shifted our focus from expanding our footprint toward generating positive cash flow. International business is inherently subject to various risks and we are experiencing challenges relating to the importation of goods into Mexico, primarily related to the value added tax levied on product shipments for 2006 and 2007, which were reviewed by the Mexican taxing authorities. See "Part I - Item 1A. Risk Factors" and "Part IV - Item 15. Note 8 to the Notes to Consolidated Financial Statements."

Central Determinant System Market

We provide the New York Lottery with a central determinant system for the video lottery terminals in operation at licensed New York State racetracks. As of September 30, 2012 this central determinant system connected to approximately 16,900 video lottery terminals and electronic table games provided by third party providers and has the ability to interface with, provide outcomes to, and manage the video lottery terminals as well as interface with and manage the electronic table games. Pursuant to our agreement with the New York Lottery, we receive a portion of the network-wide net win (generally, cash in, less prizes paid) per day in exchange for our provision and maintenance of the central determinant system. In June 2009, the New York Lottery awarded us with a seven-year contract extension which extends our agreement through December 2017 and provides us an opportunity to expand our network as the New York Lottery licenses additional race track gaming facilities in the state.

We also provide video lottery technologies to Native American tribes in the state of Washington for which we receive a portion of the revenue generated from the video lottery terminals connected to the system. Revenue generated from our central determinant systems at the New York Lottery and within the state of Washington represents recurring revenue and we derived approximately 14% of our total revenue from such systems in 2012, compared to 11% in 2011 and 10% in 2010.

PRODUCTS

We provide a wide range of networked gaming systems that control and operate Class II gaming machines, video lottery terminals and bingo terminals at Native American and commercial gaming facilities in North America. In addition, we offer back-office accounting and slot management systems that our customers use to manage their floor operations.

We also provide server-based centrally-linked player terminals that are placed and sold in Class II, video lottery terminal and bingo settings, as well as standalone player terminals that are placed and sold in Class III settings. These player terminals feature mechanical reel or video reel game capability while our game content for these terminals is intended to provide exciting, industry-unique gaming experiences for players in Class II, Class III, video lottery terminal and bingo markets.

Our range of available, or soon to be released, games across the above mentioned markets include:

Classic Mechanical Reel Games

We offer a full range of classic 3-reel and 5-reel mechanical reel games that provide players with a traditional slot gaming experience. Our 3-reel games leverage some of our enduring brands (Mega Meltdown®) and feature a unique take on traditional slot games with eye-catching top box features such as Wild Wheel®. The Company's 5-reel games enjoy a unique configuration in the Player

HD® cabinet with 3-1/2 inch wide mechanical reels along with configurable reel backlighting and the ability to individually front light each reel. Games include Dragon's Wild®, Triples® and Jalapenny-O®.

Video Reel Games

In addition to our array of special game series, we offer a growing range of classic 5-reel video reel games that provide a uniquely entertaining slot gaming experience. These games leverage the *Player HD* cabinet to deliver eye-catching graphics and full, rich sound. Our video reel games include some of the Company's most popular titles and many of our newest hits, such as Wild a Go-Go™ (the sequel to our most popular title, Carnival in Rio®), Hawaiian Luau®, Invasion from OuterSpace™, Safari Sunrise® and Smokin' Hot Devils®.

Side Action® Series

Offering a twist on popular video reel slot games, the *Side Action* series adds a secondary game that plays out simultaneously to the spinning video reel slot game. *Side Action* games include Side Action Poker™ (based on a five-card stud poker hand), Side Action Dice™ (based on a six dice roll), Side Action Keno™ (based on a 30 number keno game in which the player selects six numbers) and Side Action Scratch & Win™ (based on instant scratch and win lottery tickets).

Smokin' Hot Jackpots™ Series

The *Smokin' Hot Jackpots* series from Multimedia Games is a range of 3-reel mechanical reel games that have the added feature of a linked 11-tier progressive game and a unique 24-inch top box that offers 2x Wilds at all bet levels. The series includes six unique games - Top Shelf®, Tiger 7's®, Double Jackpot®, Smokin' 777®, Flamingo 7's® and Gold Standard®.

Maximum Lockdown® Series

Maximum Lockdown is a hybrid mechanical reel game that bridges the gap between 3-reel and 5-reel mechanical reel products. When matching symbols land on reels one and five, they lock down as the three inside reels act as traditional mechanical reels and spin to reveal winning combinations.

TournEvent®

Our award-winning slot tournament system is a proven solution that allows operators to switch from in-revenue gaming to out-of-revenue tournaments with the simple click of a mouse at the control center, conveniently located within the game bank. The gaming machines allow players to monitor their progress within the tournament and include cameras that deliver live video to the player screen and overhead displays. Overhead, the bank signage displays tournament information including the live video, live leaderboards and countdown clocks. Located at the end of the bank, the control center allows operators to easily manage and implement slot tournaments.

Building on the growing number of *TournEvent* installations nationwide - and on the success of statewide TournEvent of Champions™ in both California and Washington - Multimedia Games has created the National *TournEvent of Champions* which will begin at participating casinos in January 2013 and run through September 2013, before culminating in the championship event the week of the Global Gaming Expo in September 2013.

High Rise Games®

The Company's first premium participation slot game features one of the industry's largest top box, a vertically oriented 37" LCD screen that eliminates overhead signage, creates new possibilities for gaming action and offers LED lights around the perimeter of the top box screen as well as unique bonus features.

MoneyBall® uses the top box screen to deliver bonus rounds that mirror the action of a pachinko machine combined with animation elements. Players select the direction of the ball launch and watch as it hits pins, bumpers, multi-ball triggers, 3x fireballs or a ball lock. Each shot ends in a prize bucket at the bottom of the screen and awards credits. Jackpot Factory® offers a 5-tier progressive with four bonus features and top screen animation on the 37-inch video top box. One Red Cent Deluxe® and A Girl's Best Friend Deluxe™ are also 5-tier progressives with amounts displayed in the top box. White Hot Progressive™ utilizes the top box screen to display progressive amounts that get "hotter and hotter" as the amounts get bigger and bigger. Finally, the newest *High Rise Games* title, High Rollin'™ brings back three of the Company's most popular 3-reel mechanical titles -Lucky Cherry™, *Smokin' 777* and *Top Shelf* - in the bonus rounds to provide traditional appeal in an all-new package.

MANUFACTURING

We currently utilize contract manufacturers to produce the cabinets that make up our electronic gaming machines, as well as other sub-assemblies. At our Austin, Texas assembly facility we assemble the electronic gaming machines, which include the cabinets, computer assemblies, LCD screens, printers, bill acceptors and other wiring and harnesses. We believe that our sources of supply of component parts and raw materials are generally adequate and we have few sole-sourced parts.

SIGNIFICANT CUSTOMERS

A single tribe in Oklahoma, the Chickasaw Nation, accounted for 30% of our total revenue (net of accretion) in fiscal 2012, as compared to 36% and 39% of our total revenues (net of accretion) in the same period of fiscal 2011 and fiscal 2010, respectively. The decline relates to the expansion of our client base throughout the United States.

Revenues from the New York Lottery comprised 11% of our total revenue in fiscal 2012, compared to 8% and 7% in fiscal 2011 and fiscal 2010, respectively. The increase relates to the opening of Resorts World Casino in New York City in October 2011.

COMPETITION

We compete in a variety of gaming markets with equipment suppliers of varying size. Competition is generally on the basis of the amount of profits our products generate for our customers relative to the amount of profits generated by our competitors' products as well as the prices and/or fees we and our competitors charge for products and services offered. We believe that in addition to economic considerations, the most important factor influencing product selection is end user appeal which has a direct effect on the volume of play generated by a product and drives the revenues generated for our customers. To drive customer demand and improve product attractiveness to end users, we are continually working to develop new game themes, gaming engines, hardware platforms and systems, all while working to release these new products to the marketplace in a timely manner.

As we move more deeply into the Native American and commercial Class III casino markets, we expect competition for our products and services to increase, which will have a direct impact on our ability to control our pricing model. To offset this increased competition, we plan to regularly introduce a variety of new proprietary stand-alone player terminals and new proprietary content and, when necessary, new gaming platforms and systems that we believe will appeal to our customers' end users. However, we believe that the net revenue retained by our customers from their installed base of player terminals will remain the most significant competitive factor, one that may require us to change the terms of our participation arrangements with customers.

Competition in our industry includes AC Slots, Ainsworth Game Technology, Ltd., Aristocrat Technologies, Inc., Aruze Gaming America, Inc., Bally Technologies, Inc., Cadillac Jack, Inc., Gaming Capital Group, LLC, International Game Technology, Konami Co. Ltd, Rocket Gaming Systems LLC, SPIELO International, Video Gaming Technologies, Inc. and WMS Industries, Inc.

RESEARCH AND DEVELOPMENT

We conduct research and development activities primarily to develop new gaming systems, gaming engines, casino data management systems, casino central monitoring systems, video lottery outcome determination systems, gaming platforms and gaming content as well as to add enhancements to our existing product lines. We believe our ability to deliver differentiated, appealing products and services to the marketplace is based on our research and development investments and we expect to continue to make such investments in the future. Research and development costs consist primarily of salaries and benefits, consulting fees and an allocation of corporate facilities costs related to these activities. Once the technological feasibility of a project has been established, it is transferred from research to development and capitalization of development costs begins until the product is available for general release. Research and development expenses were $15.4 million, $12.9 million and $12.1 million for the years ended September 30, 2012, 2011 and 2010, respectively.

INTELLECTUAL PROPERTY

We develop intellectual property in our industry. While we do not believe that any single patent or item of other intellectual property is crucial to our business, we use a combination of patents, copyrights, trade secrets, trademarks and proprietary information to create, maintain and/or enhance a competitive position, protect our products, and defend against litigious competitors. We have been granted over 150 patents related to games and systems, most of which are unexpired, and have more than 170 patent applications pending in the United States as well as in many foreign countries, including 85 patents issued and 112 patents pending in the United States. The expiration dates of these patents vary and are based on their filing and issuances dates. We intend to continue to actively file for patent protection, where such filings are commercially reasonable, within and outside the United States. We also seek protection for a large number of our products by registering hundreds of trademarks in the United States and various foreign countries. We have 265 registered trademarks and 118 trademarks pending in the United States. Under permission or license agreements with third parties, we also sell products covered by independently filed copyrights, trademarks, and/or patents. Typically, these contracts require us to pay royalties to the licensing party. Royalty expenses are included in cost of gaming and systems in our consolidated financial statements included in this report.

We rely on patents, copyrights, trademarks, trade secret laws, license agreements and employee nondisclosure agreements to protect our various proprietary rights and technologies. Since these laws and contractual agreements provide us with limited protection, we also actively rely on our proprietary expertise and technological innovation to develop new products and systems in order to create, maintain and/or enhance our competitive position. While we also rely on trade secrets, un-patented know-how and innovation, we cannot be certain that others will not independently develop similar technology or that our secrecy will not be breached. In addition, we rely on intellectual property licenses from one or more third party competitors. As we continue to grow our business with both our existing and new products and technologies, we may face material third party infringement and other claims. See "Part I - Item 1A. Risk Factors."

EMPLOYEES

At September 30, 2012, we had 471 full-time and part-time employees, including 197 engaged in field operations, customer support and manufacturing, 186 in system and game development, 28 in sales and marketing, 18 in accounting and 42 in other general administrative and executive functions. We do not have a collective bargaining agreement with any of our domestic employees and we believe our relationship with our current employees is good.

FOREIGN AND DOMESTIC OPERATIONS AND GEOGRAPHIC DATA

The United States represents the Company's largest geographic market. Approximately 98% of the Company's revenue in fiscal 2012 came from customers inside the United States, compared to 92% and 91% in fiscal 2011 and fiscal 2010, respectively. All of the Company's long-lived assets outside of the United States were immaterial for each of fiscal 2012, 2011 and 2010. Outside the United States, the Company currently operates electronic bingo in Mexico and, maintains an electronic bingo system for the Ontario Lottery and Gaming Commission in Canada. In addition, the Company maintains a similar system for the Electronic Instant Lottery system in Israel. These international sales provided 2% of our total revenue in fiscal 2012, compared to 8% in fiscal 2011 and 9% in fiscal 2010.

GAMING REGULATIONS AND LICENSING

The gaming industry is highly regulated, and we must maintain our licenses and pay gaming taxes to continue our operations. The manufacture and distribution of gaming devices and systems are subject to extensive regulation under the laws, rules, and regulations of the jurisdiction where they are located. These laws, rules, and regulations generally concern the responsibility, financial stability, and character of the owners, managers, and persons with financial interest in the gaming operations. Violations of laws in one jurisdiction could result in disciplinary or other actions in other jurisdictions.

Our business is subject to various federal, state, and local laws and regulations in addition to gaming regulations. These laws and regulations include, but are not limited to, restrictions and conditions concerning environmental matters, employees, currency transactions, taxation, zoning and building codes, and marketing and advertising. Such laws and regulations could change or could be interpreted differently in the future, or new laws and regulations could be enacted. Material changes, new laws or regulations, or material differences in interpretations by courts or governmental authorities could adversely affect our operating results.

We believe we hold all of the licenses and permits necessary to conduct business in 161 commercial and tribal jurisdictions following the recent addition of Class III. While the regulatory requirements vary from jurisdiction to jurisdiction, most require:

- Documentation of qualification, including evidence of financial stability;
- Findings of suitability for the Company, as well as its officers and directors; and
- Gaming equipment and game approvals following testing and certification by testing labs.

Laws of various gaming regulatory agencies serve to protect the public and ensure that gaming-related activity is conducted honestly and free from corruption. Regulatory oversight also ensures that local authorities receive the appropriate amount of gaming tax revenues. As such, our financial systems and reporting functions are required to demonstrate high levels of detail and integrity.

We are working to expand our total addressable market by targeting new gaming jurisdictions across the United States that build on our efforts in Mississippi, Louisiana, California, Oklahoma, and Washington. To accomplish this goal, in fiscal 2012 we secured licenses in Florida, Idaho, Michigan, Nebraska, New Mexico, North Dakota, Ohio and Pennsylvania and are currently pursuing new licenses in a number of states, including: Arizona (tribal), Colorado, Delaware, Illinois, Maryland, Michigan (tribal), New Jersey, New Mexico (tribal), North Carolina (tribal), Oregon (tribal), and West Virginia.

In general, we are subject to a wide range of federal, state and Native American laws and regulations that affect our general commercial relationships with our Native American tribal customers and the products and services we provide. As we more fully enter the traditional commercial gaming marketplace, we will also be subject to increased state regulatory requirements that will require more in-depth state-by-state licensing and oversight. Furthermore, we may also be subject to a range of state and local regulations in the markets where we seek to provide products and services for charity bingo markets.

Federal Regulation

At the federal level, we are subject to two key pieces of legislation. Our Native American customers are regulated by the National Indian Gaming Commission (NIGC), which was established by the Indian Gaming Regulatory Act of 1988 (IGRA). The NIGC has regulatory authority over certain aspects of Native American gaming and defines the boundaries of our dealings with the Native American marketplace and the level of regulatory authority to which these games are subject.

The Federal Gambling Devices Act of 1962 (the Johnson Act) requires us to register annually with the Criminal Division of the United States Department of Justice and requires a wide variety of record-keeping and equipment-identification efforts on our part. Registration is required in order for us to sell, distribute, manufacture, transport and/or receive gaming equipment, machines or components across state lines. If we fail to comply with the requirements set forth under the Johnson Act, we could become subject to a variety of penalties, including, but not limited to, the seizure and forfeiture of equipment.

State Licensing

We are subject to licensing requirements in each state in which we seek to conduct business. We are licensed in several commercial gaming jurisdictions including: Florida, Indiana, Iowa, Kansas, Louisiana, Michigan, Mississippi, New Mexico, Nevada, Ohio, Oklahoma, Pennsylvania and Rhode Island. Additionally, in the states of Illinois and New Jersey, we are currently undergoing the licensing application process. Each state license is considered to be a privilege license and is subject to regulatory, technical, and statutory requirements.

Nevada Government Regulation. The manufacture, sale, lease, and distribution of gaming devices and cashless wagering, mobile gaming, and interactive gaming systems in Nevada are subject to the Nevada Gaming Control Act and the regulations promulgated thereunder, collectively referred to herein as the Nevada Act, and various local regulations. Our gaming operations are subject to the licensing and regulatory control of the Nevada Gaming Commission, referred to herein as the Nevada Commission, the Nevada State Gaming Control Board, referred to herein as the Nevada Board, and various county and city licensing agencies, as applicable. We refer to the Nevada Commission, the Nevada Board, and the local authorities as the Nevada Gaming Authorities.

The laws, regulations and supervisory procedures of the Nevada Gaming Authorities are based upon declarations of public policy that are concerned with, among other things:

- the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity;
- the establishment and maintenance of responsible accounting practices;
- the maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues;
- providing reliable record keeping and requiring the filing of periodic reports with the Nevada Gaming Authorities;
- the prevention of cheating and fraudulent practices; and
- providing a source of state and local revenues through taxation and licensing fees.

Any change in such laws, regulations and procedures could have an adverse effect on our future operating results.

Any company that sells, leases, and distributes gaming devices in Nevada is required to be licensed by the Nevada Gaming Authorities, and Multimedia Games, Inc., our subsidiary that sells, leases, or distributes gaming devices or systems in Nevada, is licensed by the Nevada Gaming Authorities. We have also been registered as the stockholder of the subsidiary gaming licensee, when relevant. All gaming devices manufactured for use or play in Nevada must be approved by the Nevada Commission prior to distribution or being exposed for play. Before associated gaming equipment, as defined in the Nevada Act, can be distributed in Nevada, such equipment must be administratively approved by the chairman of the Nevada Board.

We are required to be registered by the Nevada Commission as a publicly-traded corporation, and as such, we are required to periodically submit detailed financial and operating reports to the Nevada Commission and furnish any other information that the Nevada Commission may require. No person may become a shareholder, director, or officer of, or receive any percentage of profits from the licensed subsidiaries without first registering with or obtaining necessary licenses or approvals from the Nevada Gaming Authorities. Additionally, local authorities have taken the position that they have the authority to approve all persons owning or controlling the stock of any corporation controlling a gaming licensee. The Company and our subsidiary have obtained from the Nevada Gaming Authorities the various registrations, approvals, permits, findings of suitability, or licenses required in order to engage in gaming activities in Nevada.

The Nevada Gaming Authorities may investigate any individual who has a material relationship to, or material involvement with, the Company or the licensed subsidiary to determine whether such individual is suitable or should be licensed as a business associate of a gaming licensee. Officers, directors, and certain key employees of the licensed subsidiary must file applications with the Nevada Gaming Authorities and may be required to be licensed by the Nevada Gaming Authorities. Officers, directors, and key employees of the Company who are actively and directly involved in the gaming activities of the licensed subsidiary may be required to be licensed or found suitable by the Nevada Gaming Authorities. The Nevada Gaming Authorities may deny an application for licensing or a finding of suitability for any cause they deem reasonable. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation. The applicant for licensing or a finding of suitability, or the gaming licensee by which the applicant is employed or for whom the applicant serves, must pay all the costs of the investigation. Changes in licensed positions must be reported to the Nevada Gaming Authorities, and in addition to their authority to deny an application for a finding of suitability or licensure, the Nevada Gaming Authorities have jurisdiction to disapprove a change in a corporate position.

If the Nevada Gaming Authorities were to find an officer, director, or key employee unsuitable for licensing or to continue having a relationship with us or the licensed subsidiary, the Company or the licensed subsidiary would have to sever all relationships with that person. In addition, the Nevada Commission may require us or the licensed subsidiary to terminate the employment of any person who refuses to file appropriate applications. Determinations of suitability or of questions pertaining to licensing are not subject to judicial review in Nevada. As a result of these rules, and similar rules in other states in which we have gaming licenses, in September 2012, the Company amended its bylaws to implement appropriate qualifications for directors and director nominees. The bylaws give our Board of Directors discretion to determine whether a proposed nominee would put the Company at risk of losing or suffering prejudice to a gaming license, of being unable to reinstate a prior gaming license, or of being unable to obtain a new gaming license. In addition, in order to be qualified to serve as a director, a person may not be an "Unsuitable Person" as defined in the bylaws, must satisfy the director qualification requirements of all gaming authorities, and must annually submit an irrevocable resignation that will be effective if a gaming authority determines that such person's membership on the Board of Directors would cause the Company to lose a gaming license, be unable to reinstate a prior gaming license, or be unable to obtain a new gaming license.

We are required to submit detailed financial and operating reports to the Nevada Commission. Substantially all of the Company's and the licensed subsidiary's material loans, leases, sales of securities, and similar financing transactions must be reported to or approved by the Nevada Commission.

If the Nevada Commission determined that we or the licensed subsidiary violated the Nevada Act, it could limit, condition, suspend, or revoke, subject to compliance with certain statutory and regulatory procedures, our gaming license and those of the licensed subsidiary. In addition, the Company and the licensed subsidiary and the persons involved could be subject to substantial fines for each separate violation of the Nevada Act at the discretion of the Nevada Commission.

Any beneficial holder of our voting securities, regardless of the number of shares owned, may be required to file an application, be investigated, and have his or her suitability as a beneficial holder of the voting securities determined if the Nevada Commission has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. The applicant must pay all costs of investigation incurred by the Nevada Gaming Authorities in conducting any such investigation.

The Nevada Act requires any person who acquires more than 5% of any class of our voting securities to report the acquisition to the Nevada Commission. The Nevada Act requires that beneficial owners of more than 10% of any class of our voting securities apply to the Nevada Commission for a finding of suitability within thirty days after the Chairman of the Nevada Board mails the written notice requiring such filing. Under certain circumstances, an "institutional investor" as defined in the Nevada Act, which acquires more than 10% but not more than 25% of any class of our voting securities, may apply to the Nevada Commission for a waiver of such finding of suitability if such institutional investor holds the voting securities for investment purposes only. An institutional investor that has obtained a waiver may, in certain circumstances, own up to 29% of our voting securities for a limited period of time.

An institutional investor will be deemed to hold voting securities for investment purposes if it acquires and holds the voting securities in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of our board of directors, any change in our corporate charter, bylaws, management, policies, or operations of us or our gaming subsidiary, or any other action that the Nevada Commission finds to be inconsistent with holding our voting securities for investment purposes only. Activities that are not deemed to be inconsistent with holding voting securities for investment purposes only include:

- voting on all matters voted on by stockholders;
- making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in its management, policies or operations; and
- such other activities as the Nevada Commission may determine to be consistent with such investment intent.

If the beneficial holder of voting securities who must be found suitable is a corporation, partnership, or trust, it must submit detailed business and financial information including a list of beneficial owners. The applicant is required to pay all costs of investigation.

Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Nevada Commission or the Chairman of the Nevada Board may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any shareholder found unsuitable and who holds, directly or indirectly, any beneficial ownership of our common stock beyond such period of time as may be prescribed by the Nevada Commission may be guilty of a criminal offense. We will be subject to disciplinary action if, after we receive notice that a person is unsuitable to be a shareholder or to have any other relationship with us or our licensed subsidiary, we or the licensed subsidiary:

- pay that person any dividend or interest upon any of our voting securities;
- allow that person to exercise, directly or indirectly, any voting right conferred through securities held by that person;
- pay remuneration in any form to that person for services rendered or otherwise; or
- fail to pursue all lawful efforts to require such unsuitable person to relinquish his or her voting securities including if necessary, the immediate purchase of the voting securities for cash at fair market value.

The Nevada Commission may, in its discretion, require the holder of any debt security of the Company to file an application, be investigated, and be found suitable to hold the debt security. If the Nevada Commission determines that a person is unsuitable to own such security, then pursuant to the Nevada Act, the Company can be sanctioned, including the loss of its approvals, if without the prior approval of the Nevada Commission, it:

- pays to the unsuitable person any dividend, interest, or any distribution whatsoever;
- recognizes any voting right by such unsuitable person in connection with such securities;
- pays the unsuitable person remuneration in any form; or
- makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation or similar transaction.

We are required to maintain a current stock ledger that may be examined by the Nevada Gaming Authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Nevada Gaming Authorities. A failure to make such disclosure may be grounds for finding the record holder unsuitable. We are also required to render maximum assistance in determining the identity of the beneficial owner.

We may not make a public offering of any securities without the prior approval of the Nevada Commission if the securities or the proceeds therefrom are intended to be used to construct, acquire, or finance gaming facilities in Nevada, or to retire or extend obligations incurred for those purposes or for similar purposes. An approval, if given, does not constitute a finding, recommendation, or approval by the Nevada Commission or the Nevada Board as to the accuracy or adequacy of the prospectus or the investment merits of the securities. Any representation to the contrary is unlawful.

On September 22, 2011, the Nevada Commission granted the Company prior approval to make public offerings for a period of three years, subject to certain conditions, referred to herein as the "shelf approval." The shelf approval also includes approval for the Company to place restrictions on the transfer of any equity security issued by the licensed subsidiary and to enter into agreements not to encumber such securities, pursuant to any public offering made under the shelf approval. However, the shelf approval may be rescinded for good cause without prior notice upon the issuance of an interlocutory stop order by the Chairman of the Nevada Board. The shelf approval does not constitute a finding, recommendation or approval by the Nevada Commission or the Nevada Board as to the accuracy or adequacy of the prospectus or other disclosure document by which securities are offered or the investment merits of the securities offered. Any representation to the contrary is unlawful.

Changes in control of the Company through merger, consolidation, stock, or asset acquisitions, management or consulting agreements, or any act or conduct by a person whereby he or she obtains control, may not occur without the prior approval of the Nevada Commission. Entities seeking to acquire control of the Company must satisfy the Nevada Board and the Nevada Commission concerning a variety of stringent standards prior to assuming control of us. The Nevada Commission may also require controlling stockholders, officers, directors, and other persons having a material relationship or involvement with the entity proposing to acquire control to be investigated and licensed as part of the approval process relating to the transaction.

The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities, and corporate defensive tactics affecting Nevada gaming licensees, and registered corporations that are affiliated with those operations, may be injurious to stable and productive corporate gaming. The Nevada Commission has established a regulatory scheme to ameliorate the potentially adverse effects of these business practices upon Nevada's gaming industry and to further Nevada's policy to:

- assure the financial stability of corporate gaming operators and their affiliates;
- preserve the beneficial aspects of conducting business in the corporate form; and
- promote a neutral environment for the orderly governance of corporate affairs.

Approvals are, in certain circumstances, required from the Nevada Commission before we can make exceptional repurchases of voting securities above the current market price and before a corporate acquisition opposed by management can be consummated. The Nevada Act also requires prior approval of a plan of recapitalization proposed by the Company's board of directors in response to a tender offer made directly to the Company's shareholders for the purpose of acquiring control of it.

License fees and taxes are payable to the State of Nevada and to local authorities, as applicable. Depending upon the particular fee or tax involved, these fees and taxes are payable monthly, quarterly, or annually and may be based upon the number of gaming devices operated.

As the Company or our licensed subsidiary is involved in gaming ventures outside of Nevada (foreign gaming), a deposit with the Nevada Board is required and a revolving fund in the amount of $10,000 to pay the expenses of investigation by the Nevada Board of our participation in such foreign gaming must be maintained thereafter. The revolving fund is subject to increase or decrease at the discretion of the Nevada Commission. Thereafter, the Company or our licensed subsidiary must also comply with certain reporting requirements imposed by the Nevada Act. The Company or our licensed subsidiary would also be subject to disciplinary action by the Nevada Commission if we or the licensed subsidiary:

- knowingly violated any laws of the foreign jurisdiction pertaining to the foreign gaming operation;
- failed to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations;
- engaged in any activity or enter into any association that is unsuitable because it poses an unreasonable threat to the control of gaming in Nevada, reflects or tends to reflect discredit or disrepute upon the State of Nevada or gaming in Nevada, or is contrary to the gaming policies of Nevada;
- engaged in any activity or enter into any association that interferes with the ability of the State of Nevada to collect gaming taxes and fees; or

- employed, contracted with or associated with any person in the foreign gaming operation who has been denied a license or a finding of suitability in Nevada on the ground of personal unsuitability, or who has been found guilty of cheating at gambling.

Tribal-State Compacts and Tribal Regulation

Native American gaming is subject to the review of the NIGC. Native American tribes must adopt and submit for NIGC approval the ordinances that regulate their gaming activities. Pursuant to the requirements of IGRA, our tribal customers require the tribe to have the sole proprietary interest in their gaming activities. Because federally recognized Native American tribes are independent governments with sovereign powers, Native American tribes can enact their own laws and regulate gaming operations and contracts, and generally enjoy sovereign immunity from lawsuits similar to that of the individual states and the United States. See "Part I - Item 1A. Risk Factors."

Class III gaming on Native American tribal lands is subject to the negotiation of a compact between the tribe and the state in which they plan to operate a gaming facility. These tribal-state compacts typically include provisions entitling the state to receive a portion of the tribe's gaming revenues. While tribal state compacts are intended to document the agreement between the state and a tribe, these tribal state compacts can be subject to disputes relative to permitted Class III gaming operations. Currently, we operate in three states where compacts significantly affect our business: Oklahoma, Washington, and to a lesser extent, California.

Oklahoma. In 2004, the Oklahoma Legislature authorized certain forms of gaming at racetracks and gaming at tribal facilities pursuant to tribal-state compacts. While the racetrack facilities can operate a limited number of instant and bonanza-style bingo games and electronic amusement games, the compacts between the Native American tribes and the state allow tribal facilities to include an unlimited number of electronic instant and bonanza-style bingo games, electronic amusement games and non-house-banked tournament card games. Vendors placing games at any of these facilities are required to gain state licensing approval as well as licensing approval from each individual tribe. Furthermore, all electronic games must receive certification from independent testing laboratories and are subject to technical specifications maintained by the Oklahoma Horse Racing Commission and the individual tribal gaming authorities.

Washington. Our activities in Washington State are governed pursuant to compacts between the state government and Native American tribes located in Washington. We offer a range of Class II and Class III player terminals to our customers in Washington that are operated in conjunction with local central determinant systems as described above. Compacts between the state and tribes are recognized by IGRA to permit Class III gaming.

California. Our activities in California are governed pursuant to compacts between the state government and Native American tribes located in the state. These compacts are recognized by IGRA and permit the tribes to offer both Class II and Class III gaming machines within their gaming facilities. We offer a range of Class II linked interactive electronic games as well as Class III gaming machines to our customers in California.

Charity Regulation

We have historically supplied bingo games and systems to nonprofit organizations that operate these games for charitable, educational and other lawful purposes. Bingo for charity is not subject to a nationwide regulatory system such as the system created by IGRA to regulate Native American gaming and, as a result, regulation for this market is generally on a state-by-state basis though, in some cases, it is regulated by county commissions or other local government authorities. Historically, we have offered charity bingo gaming systems in Alabama pursuant to constitutional amendments and county regulations or other local government authority regulations, but during fiscal 2011, due to regulatory changes in the State of Alabama, the Company removed all of its charity bingo machines from charity customer facilities in the State of Alabama.

International Regulation

We currently have ongoing operations in one major international market, Mexico. We began placing bingo games in the Mexican market in 2006 under the jurisdiction of the Ministry of the Interior (Secretaría de Gobernación), a branch of the federal government of Mexico. The entities and individuals who have obtained bingo permits may only operate player terminals that comply with Mexican law and regulations. Accordingly, our contracts require us to provide player terminals that comply with said laws and regulations, and therefore, we submit our games for compliance certification to an independent lab prior to placing them in a facility of a permit holder.

ENVIRONMENTAL MATTERS

We are not aware of any federal, state or local environmental laws or regulations that will materially affect our earnings or competitive position or result in material capital expenditures. However, we cannot predict the effect on operations of possible future environmental legislation or regulations. During fiscal 2012, there were no material capital expenditures for environmental control facilities, and no such material expenditures are anticipated.

Available Information. Through the Investor Relations link on our website (www.multimediagames.com), we make available free of charge to the public, as soon as reasonably practicable after such information has been filed with the Securities and Exchange Commission, or SEC, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports furnished pursuant to Section 13 or 15(d) of the Securities Exchange Act, as well as other filings from time to time. The public may read and copy any materials we file with or furnish to the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, on official business days during the hours of 10:00 am to 3:00 pm. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Furthermore, the SEC maintains a free website (www.sec.gov) which includes reports, proxy and information statements, and other information regarding us and other issuers that file electronically with the SEC. Our website and the information contained therein or connected thereto are not intended to be incorporated into this Annual Report on Form 10-K. Additionally, we make available free of charge on our internet website: our Code of Business Conduct and Ethics; the charter of our Nominating and Governance Committee; the charter of our Compensation Committee; and the charter of our Audit Committee.

ITEM 1A. RISK FACTORS

Investing in our common stock involves risks. Prospective investors in our common stock should carefully consider, among other things, the following risk factors in connection with the other information and financial statements contained in this Annual Report, including "PART II – Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," prior to making an investment decision. We have identified the following important factors that could cause actual results to differ materially from those projected in any forward looking statements we may make from time to time. We operate in a continually changing business environment in which new risk factors emerge from time to time. We can neither predict these new risk factors, nor can we assess the impact, if any, of these new risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward looking statement. If any of these risks, or combination of risks, actually occur, our business, financial condition and results of operations could be seriously and materially harmed, and the trading price of our common stock could decline. All forward-looking statements in this document are based on information available to us as of the date hereof, and we assume no obligations to update any such forward-looking statements.

We are largely dependent upon one customer.

For the fiscal years ended September 30, 2012 and 2011, approximately 30% and 36%, respectively, of our total net revenues (net of accretion) were from one customer. Our relationship with that customer is largely governed by multiple development or placement fee agreements. Under our development and placement fee agreements, we secure a long-term revenue share percentage and a fixed number of player terminal placements in our customer's facility, in exchange for funding the development and construction of the gaming facility. Some of these agreements are set to terminate pursuant to their terms during the next several years and we may not be able to renegotiate new or substantially similar agreements with that customer. A material decrease in our revenue share with our largest customer would have a material and adverse effect upon our financial condition and results of operations.

We have a significant concentration of revenues in Oklahoma and changes in economic, regulatory and licensing conditions in Oklahoma may adversely affect our business.

For the fiscal years ended September 30, 2012 and 2011, approximately 40% and 49%, respectively, of our total net revenues (net of accretion) were from Native American tribes located in Oklahoma. A significant concentration of our revenue comes from Oklahoma, and local economic, regulatory and licensing changes may adversely affect our Oklahoma customers, and therefore our development and placement fee agreements and our business, disproportionately to changes in national economic conditions, including adverse economic declines or slower economic recovery from prior declines. While we continue to seek to diversify the markets in which we operate, and to expand in the Oklahoma market, the loss of Oklahoma tribes as customers, including our largest customer, would have a material and adverse effect upon our financial condition and results of operations. In addition, legislation allowing tribal-state compacts in Oklahoma has resulted in increased competition from other vendors, who we believe previously avoided entry into the Oklahoma market due to its uncertain and ambiguous legal environment. The State of Oklahoma permits other types of gaming, both at Native American tribal gaming facilities and at Oklahoma racetracks, and many of our competitors now seek entry into this market. The loss of significant market share to these new gaming opportunities or the increased presence of our competitors' products in Oklahoma could also have a material adverse effect upon our financial condition and results of operations. We believe that the introduction of our competitor's more aggressive Class II machines, with characteristics of traditional slot machines, into the Oklahoma Class II market has adversely affected our operating results and market position in that state and may continue to do so in the future.

The gaming industry is intensely competitive. We may not be able to successfully compete in new and existing markets due to research and development, intellectual property and regulatory challenges, and if we are unable to compete effectively, our business could be negatively impacted.

We operate in an intensely competitive industry against larger companies with significant financial, research, design, development, and marketing resources. These larger companies, most of whom have greater resources, are aggressively competing against us in our core business operations, including but not limited to lottery, Class II, Class III, and commercial slot markets. Additionally, new smaller competitors compete against us in our traditional markets, and these smaller competitors may not face the same regulatory and/or compliance restraints that we have. Any increased competition will intensify pressure on our pricing model. We expect to face increased competition as we attempt to enter new markets and new geographical locations.

There are a number of established, well-financed companies producing gaming devices, game content and systems that compete with our products. Certain of these competitors may have access to greater capital resources than we do, and as a result, may be better positioned to compete in the marketplace. These competitors include International Game Technology, WMS Industries, Inc., Bally Technologies, Inc., Aristocrat Technologies, Inc. and Konami Co. Ltd. Pricing, accuracy, reliability, product features and functions are among the factors affecting a provider's success in selling its system.

Competition in the gaming industry is intense due to the number of providers, as well as the limited number of facilities and jurisdictions in which they operate. Other members of our industry may independently develop games similar to our games. Additionally, our customers compete with other providers of entertainment for their end user's entertainment budget. Consequently, our customers might not be able to spend new capital on acquiring gaming equipment. Moreover, our customers might reduce their utilization of revenue share agreements.

We may not collect all amounts recorded for value added taxes related to our operations in Mexico and may be subject to additional income tax in Mexico which may adversely affect our financial results.

Our Mexican operations are subject to a value added tax, or VAT, which has been applied to the imports of products originating outside of Mexico. We have an outstanding VAT receivable from the Mexican taxing authority primarily related to VAT levied on product shipments for 2006 and 2007. At September 30, 2012 and 2011, the Company's VAT receivable was $3.5 million and $2.8 million, respectively. The Mexican taxing authority has ruled on 2006 and 2007 and has challenged the registration of certain of our transactions that have generated approximately $401,000 in VAT receivable. Although we have fully reserved the VAT receivable, we have also formally contested these rulings. The final resolution of the contested balances remains uncertain and may adversely affect the carrying value of the receivable. In addition, the Mexican taxing authorities have completed income tax audits for the 2006 and 2007 periods and have ruled that a revised assessment of approximately $2.8 million should be issued for the 2007 period. We have established a reserve for this assessment but continue to defend this matter. An adverse determination could result in additional foreign income tax expense, which may adversely affect our financial condition, operating results or cash flow.

We are subject to extensive regulation in the State of Nevada and other jurisdictions and the cost of compliance or failure to comply with such regulations may adversely affect our business, and may limit our existing operations or have a negative impact on our ability to grow, which could be materially adverse to our business and prospects.

Our operation of gaming activities, including the sale and manufacture of gaming devices, is subject to extensive regulation by the jurisdictions where we operate. These laws, regulations, and ordinances vary from jurisdiction to jurisdiction, but generally concern the responsibility, financial stability, and character of the owners, officers, and directors of the Company, as well as those persons financially interested or involved in gaming operations. As such, gaming regulators can require us to cease operations in that jurisdiction. In addition, unsuitable activity on our part or on the part of our subsidiaries or affiliates in any jurisdiction could have a negative effect on our ability to continue operating in other jurisdictions. The regulatory environment in any particular jurisdiction may change in the future and any such change could have a material adverse effect on our operations. In addition, we are subject to the possible increase at any time by various state and federal legislatures and officials of gaming taxes or fees, which could adversely affect our results. For a summary of gaming regulations that could affect our business, see "Part I - Item 1. Business - Gaming Regulation and Licensing."

Our ability to conduct our existing traditional business, expand operations, develop and distribute new products, games and systems, and expand into new gaming markets is also subject to significant federal, state, local, Native American, and foreign regulations. In the United States and many other countries, gaming must be expressly authorized by law. Once authorized, such activities are subject to extensive and evolving governmental regulation. While we seek to comply with the standards and regulations set forth by each jurisdiction, a government agency or court could disagree with our interpretation of these standards and regulations, could determine that the manufacture and use of certain of our electronic player terminals, and perhaps other key components of our gaming systems that rely to some extent upon electronic equipment to run a game, constitute illegal gaming. An adverse regulatory or judicial determination regarding the legal status of our products could have material adverse consequences for our business, operating results and prospects, and we and our officers and directors could be subject to significant fines and penalties.

In addition, we require new licenses, permits and approvals, including third-party certifications that our games comply with a particular jurisdiction's stated regulations, in order to meet our expectations for new market entry, and such licenses, permits or approvals may not be timely granted to us, or granted to us at all, which could have a material effect on our business in general and new market entry specifically. Obtaining and maintaining all required licenses, findings of suitability, registrations, permits or approvals is time consuming and expensive. The suspension, revocation, nonrenewal or limitation of any of our licenses would have a material adverse effect on our business operations, financial condition results of operations and our ability to maintain key employees. Additionally, the gaming authorities may deny, limit, condition, suspend or revoke a gaming license or related approval for violations of applicable gaming laws and regulations and may impose substantial fines and take other actions, any one of which could have a significant adverse effect on our business, financial condition, and results of operations. If additional gaming laws or regulations are adopted, these regulations could impose restrictions or costs that could have a significant adverse effect on us. Moreover, in addition to the risk of enforcement action, we are also at risk of loss of business reputation in the event of any potential legal or regulatory investigation whether or not we are ultimately accused of or found to have committed any violation. A negative regulatory finding or ruling in one jurisdiction could have adverse consequences in other jurisdictions, including with gaming regulators. Furthermore, the failure to become licensed, or the loss or conditioning of a license, in one market may have the adverse effect of preventing licensing in other markets or the revocation of licenses we already maintain.

Further, changes in existing gaming laws or regulations or new interpretations of existing gaming laws may hinder or prevent us from continuing to operate in those jurisdictions where we currently do business, which would harm our operating results. In particular, the enactment of unfavorable legislation or government efforts affecting or directed at manufacturers or gaming operators, such as referendums to increase gaming taxes or requirements to use local distributors, would likely have a negative impact on our operations.

As gaming regulatory requirements vary from jurisdiction to jurisdiction, we are subject to a wide range of complex gaming laws and regulations in the jurisdictions in which we operate or intend to operate which could be time consuming, expensive and distracting to management. As we expand into new markets, we expect to encounter business, legal, operational and regulatory uncertainties as well as additional responsibilities. As we enter new jurisdictions, we are subject to increasing legal, regulatory and reporting requirements that will require substantial additional resources and our reporting systems will need to be developed and/or updated, and we may fail to provide timely or adequate notifications or reporting requirements within these new jurisdictions, which could have adverse regulatory consequences for us in that, or in other, jurisdictions, which could affect our business. Entering into new markets may require us to make changes to our gaming systems to ensure that they comply with applicable regulatory requirements, and may require us to obtain additional licenses. We may also encounter additional legal and regulatory challenges that are difficult or impossible to foresee and which could result in an unforeseen adverse impact on planned revenues or costs associated with the new market opportunity. If we are unable to effectively develop and operate within these new markets, then our business, operating results and financial condition would be impaired. Furthermore, as we attempt to generate new streams of revenue by selling units to new customers in new jurisdictions we may have difficulty implementing an effective sales strategy for jurisdictional specific games. Our failure to successfully implement an effective sales strategy could cause our future operating results to vary materially from what management has forecast.

Generally, our placement of systems, games and technology into new market segments involves a number of business uncertainties, including:

- whether the technical platform on which our gaming units, systems, and products are based will comply or can be modified to comply with the minimum technical requirements for the each of the identified new gaming markets;
- whether we are able to successfully pass required field trials and comply with the initial game/system installation requirements for each new jurisdiction;
- whether our resources and expertise will enable us to effectively operate and grow in such new markets, including meeting regulatory requirements;
- whether our internal processes and controls will continue to function effectively within these new segments;
- whether we have enough experience to accurately predict revenues and expenses in these new markets;
- whether the diversion of management attention and resources from our traditional business, caused by entering into new market segments, will have harmful effects on our traditional business;
- whether we will be able to successfully compete against larger companies who dominate the markets that we are trying to enter; and
- whether we can timely perform under our agreements in these new markets because of other unforeseen obstacles.

In addition to gaming regulations, we are also subject to various federal, state, local, and foreign laws and regulations affecting businesses in general. Such laws and regulations could change or be interpreted differently in the future, or new laws and regulations could be enacted, which could affect financial performance.

If we are unable to keep pace with rapid innovations in new technologies or product design and deployment or if we are unable to quickly adapt our development and manufacturing processes to compete, our business and results of operation could be negatively impacted.

Our success is dependent on our ability to develop and sell new products and systems that are attractive not only to our customers, but also to their customers, the end players. If our gaming devices do not appeal to customers, or if our gaming devices do not meet or sustain revenue and profitability of contractual obligations and expectations, our gaming devices may be replaced by our competitors' devices. Additionally, we may be unable to enhance existing products in a timely manner in response to changing regulatory, legal or market conditions or customer requirements, or new products or new versions of our existing products may not achieve market acceptance in new or existing markets. Therefore, our future success depends upon our ability to design and market technologically sophisticated products that meet our customer's needs regarding, among other things, ease of use and adaptability, but also that are unique and entertaining such that they achieve high levels of player appeal and sustainability. If we fail to keep pace with our competitors, our business could be adversely affected.

The demands of our customers and the preferences of the end players are continuously changing. As a result, there is constant pressure to develop and market new game content and technologically innovative products. As our revenues are heavily dependent on the earning power and life span of our games and because newer game themes tend to have a shorter life span than more traditional game themes, we face increased pressure to design and deploy new and successful game themes to maintain our revenue stream and remain competitive. Our ability to develop new and innovative products could be adversely affected by:

- the failure of our new gaming products to become popular with end players;
- a decision by our customers or the gaming industry in general to decline to purchase our new gaming devices or to cancel or return previous orders, content or systems in anticipation of newer technologies;
- an inability to roll out new games, services or systems on schedule as a result of delays in regulatory product approval in the applicable jurisdictions, or otherwise; and
- an increase in the popularity of competitors' games.There is no assurance that our investments in research and development will lead to successful new technologies or timely new products. We invest heavily in product development in various disciplines from hardware, software, and firmware engineering to game design, video, multimedia, graphics, and sound. Our newer products are generally more technologically sophisticated and are of a different form than those we have produced in the past and we must continually refine our production capabilities to meet the needs of our product innovation. If we cannot adapt our manufacturing infrastructure to meet the needs of our product innovations, if we are unable to receive the components or resources we require, or if we are unable to make upgrades to our production capacity in a timely manner, our business could be negatively impacted.

We may not realize satisfactory returns on money lent or otherwise funded to new and existing customers to develop or expand gaming facilities.

We enter into development and placement fee agreements to provide financing for construction, expansion, or remodeling of gaming facilities, primarily in the State of Oklahoma. Under our development and placement fee agreements, we secure a long-term revenue share percentage and a fixed number of player terminal placements in the facility, in exchange for funding the development and construction of the gaming facility. We may not, however, realize the anticipated benefits of any of these strategic relationships or financings as our success in these ventures is dependent upon the timely completion of the gaming facility, the placement of our player terminals, and a favorable regulatory environment. For example, in fiscal 2010, we took a material impairment charge for a note receivable for money lent in connection with a development agreement for an Alabama facility because of the legal uncertainty of charitable bingo in the state and in fiscal 2011, we removed all charitable bingo machines from charity customer facilities in the state of Alabama due to regulatory changes in the state.

Our development and placement efforts and financing activities may result in operating difficulties, financial risks, or required expenditures that could adversely affect our liquidity. In connection with one or more of these transactions, and to obtain the necessary development and placement fee funds, we may need to extend secured and unsecured credit to potential or existing customers that may not be repaid, incur debt on terms unfavorable to us or that we are unable to repay, or incur other contingent liabilities. While we believe the increased level of receivables from counterparties to development agreements has allowed us to grow our business, it has also required direct, additional focus of and involvement by management. The failure to maintain controls and processes related to our collection efforts or the deterioration of the financial condition of our customers could negatively impact our business.

Slow growth in the establishment of new gaming jurisdictions or the number of new casinos and declines in the rate of replacement for existing gaming machines could limit or reduce our future profits.

While we continue to seek entry into already established gaming jurisdictions, demand for our products is also driven by the establishment of new gaming jurisdictions, the addition of new casinos or expansion of existing casinos within existing gaming jurisdictions, and the replacement of existing gaming machines. The establishment or expansion of gaming in any jurisdiction typically requires a public referendum or other legislative action. As a result, gaming continues to be the subject of public debate, and there are numerous active organizations that oppose gaming. Opposition to gaming, such as that which we are experiencing in Alabama, could result in restrictions on or even prohibitions of gaming operations or the expansion of operations in any jurisdiction. In addition, the construction of new casinos or expansion of existing casinos fluctuates with demand, general economic conditions and the availability of financing. The rate of gaming growth in the United States has diminished and machine replacements as a percentage of total floor space is at historically low levels. Slow growth in the establishment of new gaming jurisdictions, public protest, political opposition, delays in the opening of new or expanded casinos and continued declines in or low levels of demand for machine replacements, including from greater competition from table games, could reduce the demand for our products and our future profits.

Our ability to effectively compete in Native American gaming markets is vulnerable to legal and regulatory uncertainties, including the ability to enforce contractual rights on Native American land.

Historically, we have derived a majority of our revenue from the placement of Class II player terminals and systems for gaming activities conducted on Native American lands. Because federally recognized Native American tribes are independent governments with sovereign powers, Native American tribes can enact their own laws and regulate gaming operations and contracts. Native American tribes maintain their own governmental systems and often their own judicial systems and have the right to tax persons and enterprises conducting business on Native American lands, and also have the right to require licenses and to impose other forms of regulation and regulatory fees on persons and businesses operating on their lands. In the absence of a specific grant of authority by Congress, states may regulate activities taking place on Native American lands only if the Native American tribe has a specific agreement or compact with the state. Our contracts with Native American tribal customers normally provide that only certain provisions will be subject to the governing law of the state in which a Native American tribe is located. However, these choice-of-law clauses may not be enforceable.

Additionally, Native American tribes generally enjoy sovereign immunity from lawsuits similar to that of the individual states and the United States. Before we can sue or enforce contract rights with a Native American tribe, or an agency or instrumentality of a Native American tribe, the Native American tribe must effectively waive its sovereign immunity with respect to the matter in dispute, which we are not always able to obtain. For example, our largest customer, who accounts for 30% of our total net revenues (net of accretion) as of September 30, 2012, has not given us a waiver of sovereign immunity. Without a limited waiver of sovereign immunity, or if such waiver is held to be ineffective, we could be precluded from judicially enforcing any rights or remedies against a Native American tribe, including the right to enter Native American lands to retrieve our property in the event of a breach of contract by the tribe party to that contract. Even if the waiver of sovereign immunity by a Native American tribe is deemed effective, there will be an issue as to the forum in which a lawsuit can be brought against the Native American tribe. Federal courts are courts of limited jurisdiction and generally do not have jurisdiction to hear civil cases relating to Native American tribes and we may be unable to enforce any arbitration decision effectively.

Our agreements with Native American tribes are subject to review by regulatory authorities. For example, our development agreements are subject to review by the NIGC and any such review could require substantial modifications to our agreements or result in the determination that we have a proprietary interest in a Native American tribe's gaming activity which could materially and adversely affect the terms on which we conduct our business. The NIGC has previously expressed the view that some of our development agreements could be in violation of the requirements of the Indian Gaming Regulatory Act of 1988 and Native American tribal gaming regulations, which state that the Native American tribes must hold "sole proprietary interest" in the Native American tribes' gaming operations, which presents additional risk for our business. The NIGC may also reinterpret applicable laws and regulations, which could affect our agreements with Native American tribes.

We could be affected by alternative interpretations of the Gambling Devices Act, 15 U.S.C. § 1171, et. seq., or the "Johnson Act," as the customers of our Class II games, the Native American tribes, could be subject to significant fines and penalties if it is ultimately determined they are offering an illegal game, and an adverse regulatory or judicial determination regarding the legal status of our products could have material adverse consequences for our business, operating results and prospects.

Government enforcement, regulatory action, judicial decisions, and proposed legislative action have in the past, and will likely continue to affect our business, operating results and prospects in Native American tribal lands. The legal and regulatory uncertainties surrounding our Native American tribal agreements could result in a significant and immediate adverse impact on our business and operating results. Additionally, such uncertainties could increase our cost of doing business and could take management's attention away from operations. The trading price of our common stock has in the past been, and may in the future be, subject to significant fluctuations based upon market perceptions of the legal status of our products and our ability to compete in all markets, including Native American markets. Regulatory action against our customers or equipment in these or in other markets could result in machine seizures and significant revenue disruptions, among other adverse consequences. Moreover, Native American tribal policies and procedures, as well as tribal selection of gaming vendors, are subject to the political and governance environment within each Native American tribe. Changes in tribal leadership or tribal political pressure can affect our business relationships within Native American markets.

State compacts with our existing Native American tribal customers to allow Class III gaming could reduce demand for our Class II games and our continued entry into the Class III market may be difficult as we compete against larger companies in the tribal Class III market.

Certain of our Class II Native American tribal customers have entered into compacts with the states in which they operate to permit the operation of Class III games. While we seek to also provide Class II alternatives in these markets, we believe the number of our Class II game machine placements in those customers' facilities could decline, and our operating results could be materially and adversely affected. As our Native American tribal customers continue to transition to gaming under compacts with their respective states, we continue to face significant uncertainty in this market that makes our business in such markets difficult to manage and predict and we may be forced to compete with larger companies that specialize in Class III gaming as these companies move into these newly created Class III compact markets. We believe the establishment of state compacts depends on a number of political, social, and economic factors that are inherently difficult to ascertain. Accordingly, although we attempt to closely monitor state legislative developments that could affect our business, we may not be able to timely predict if or when a compact could be entered into by one or more of our Native American tribal customers. For example, in Oklahoma, we anticipate that the introduction of Class III games will continue to pressure our market and revenue share percentages and may result in a shift in the market from revenue share arrangements to a sale-based model.

We may not be successful in protecting our intellectual property rights, or in avoiding claims that either we are infringing upon the intellectual property rights of others or that our intellectual property is not valid and enforceable.

We rely upon patent, copyright, trademark and trade secret laws, license agreements, and employee nondisclosure agreements to protect our proprietary rights and technology, but these laws and contractual provisions provide only limited protection. We rely to a greater extent upon proprietary know-how and continuing technological innovation to maintain our competitive position. Insofar as we rely on trade secrets, unpatented know-how and innovation, others may be able to independently develop similar technology, or our secrecy could be breached. The issuance of a patent to us does not necessarily mean that our technology or products do not infringe upon the intellectual property rights of others. As we enter into new markets by leveraging our existing technology, and by developing new technology and new products, we could become subject to infringement claims from other parties, many of whom have significantly greater resources than we do. Problems with patents or other rights could increase the cost of our products, or delay or preclude new product development and commercialization. If infringement claims against us are valid, we may seek licenses that might not be available to us on acceptable terms or at all. Litigation would be costly and time consuming, but may become necessary to protect our proprietary rights or to defend against infringement claims. We could incur substantial costs and diversion of management resources in the defense of any claims relating to the proprietary rights of others or in asserting claims against others. These expenses could have an adverse effect on our future cash flows and results of operations. Our assessment of current intellectual property litigation could change in light of the discovery of facts not presently known to us, determinations by judges, juries or others that do not agree with our evaluation of the possible liability or outcome of such litigation, or changes in the patent laws. If we are found to infringe on the rights of others we could be required to discontinue offering certain products or systems, to pay damages, or purchase a license to use the intellectual property in question from its owner. Litigation can also distract management from the day-to-day operations of the business. We cannot guarantee that our intellectual properties will provide us with a competitive advantage, that it will not be circumvented by our competitors, or that it is all valid and enforceable. Our intellectual properties may not be sufficient, as a practical matter, to effectively enable us to competitively distinguish our products from those of other companies.

Our success may depend in part on our ability to obtain trademark protection for the names or symbols under which we market our products and to obtain copyright protection and patent protection of our proprietary technologies, intellectual property, and other game innovations. We can make no assurance that we will be able to build and maintain goodwill in our trademarks or obtain trademark or patent protection, that any trademark, copyright or issued patent will provide competitive advantages for us, that our intellectual properties will not be successfully challenged or circumvented by competitors, or that our patents and other intellectual property are valid and enforceable.

We also rely on trade secrets and proprietary know-how. We enter into confidentiality agreements with our employees and independent contractors regarding our trade secrets and proprietary information, but we cannot be assured that the obligation to maintain the confidentiality of our trade secrets or proprietary information will be honored. Despite various confidentiality agreements and other trade secret protections, our trade secrets and proprietary know-how could become known to, or independently developed by, competitors.

Some of our products may incorporate open source software. Some open source licenses mandate, as a condition of use of the open source software that is subject to the license, that software developed based such open source software, or combined in certain ways with such open source software, become subject to the open source license, or infected. If our proprietary software were thus infected, we could be required to stop using the infecting open sources of software (which would require us to obtain commercial licenses or develop alternative software, which could be costly or time consuming) or make any of our proprietary software that was infected available to the public in source code form without charge. We take steps to ensure that proprietary software we do not wish to disclose is not combined with, or does not incorporate, open source software in ways that would require such proprietary software to be subject to an open source license. However, few courts have interpreted the open source licenses, and the manner in which these licenses may be interpreted and enforced is therefore subject to some uncertainty.

We do not rely upon the term of our customer contracts to retain the business of our customers.

Our contracts with our customers are on a year-to-year or multi-year basis. Except for customers with whom we have entered into development and placement fee agreements, we do not rely upon the stated term of our customer contracts to retain the business of our customers. We rely instead upon providing competitive player terminals, games and systems to give our customers the incentive to continue doing business with us. At any point in time, a significant portion of our business is subject to nonrenewal, which may materially and adversely affect our earnings, financial condition and cash flows. In addition, certain of our customer contracts have "buy out" provisions enabling our customer to purchase machines formerly provided to them under revenue participation arrangements. To the extent our customers exercise their buy out rights pursuant to these provisions, we recognize revenue from equipment sales in the current period while losing future participation or lease revenue from purchased machines. This could have the effect of reducing our overall future revenues from these customers and thereby adversely affect our future operating results.

Our games and systems may experience loss or competitive disadvantages based on malfunctions, anomalies, technological problems, internal deficiencies, or fraudulent activities.

Our games and systems, and games and systems we license or distribute from third parties, could produce false payouts as the result of malfunctions, anomalies, technological problems, internal deficiencies, or fraudulent activities, which we may be required to pay. We depend on our security precautions, the honesty of our employees, and our system of internal controls to prevent fraud. We also depend on regulatory safeguards, which may not be available in all jurisdictions or markets, to protect us against jackpots awarded as a result of malfunctions, anomalies, technological problems, internal deficiencies, or fraudulent activities. There can be no guarantee that regulatory safeguards in jurisdictions or markets where they do exist, will be sufficient to protect us from liabilities associated with malfunctions, anomalies, technological problems, internal deficiencies, or fraudulent activities.

The occurrence of malfunctions, anomalies, technological problems, internal deficiencies, or fraudulent activities could result in litigation against us by our customers based on lost revenue or other claims based in tort or breach of contract. Moreover, these occurrences could result in investigations or disciplinary actions by applicable gaming regulators. Additionally, in the event of such issues with our gaming devices or software, substantial engineering and marketing resources may be diverted from other areas to rectify the problem.

Worsening economic conditions may adversely affect our business.

The demand for entertainment and leisure activities tends to be highly sensitive to consumers' disposable incomes, and thus a decline in general economic conditions, higher levels of unemployment, weakness in the housing markets, higher consumer debt levels, declines in consumer confidence in future economic conditions, higher tax rates, higher interest rates, and other adverse economic conditions may lead to our end users having less discretionary income with which to wager. Additionally, higher airfares, gasoline prices, and other costs may adversely affect the number of players visiting our customers' gaming facilities. The gaming industry is currently experiencing a period of reduced demand. A decline in the relative health of the gaming industry and the difficulty or inability of our customers to obtain adequate levels of capital to finance their ongoing operations reduces their resources available to purchase our products and services, which adversely affects our revenues. If we experience a significant unexpected decrease in demand for our products, we could also be required to increase our inventory obsolescence charges. Additionally, a decline in general economic conditions might negatively impact our customers' abilities to pay us in a timely fashion. Our customers' failures to make timely payments could result in an increase in our provision for bad debt.

Litigation may adversely affect our business, financial condition and results of operations.

We are subject to legal and regulatory requirements applicable to our business and industry. We are also subject to the risk of litigation by employees, customers, our customer's customers, patent owners, competitors, suppliers, shareholders or others through private actions, class actions, administrative proceedings and other legal proceedings. Litigation can be lengthy, expensive, and disruptive to our operations and results cannot be predicted with certainty or, sometimes, at all. Current estimates of loss regarding pending litigation may not be reflective of any particular final outcome. The results of rulings, judgments or settlements of pending litigation may result in financial liability that is materially higher than what management has estimated at this time and we may experience adverse publicity associated with litigation, regardless of whether the allegations are valid or whether we are ultimately found liable. We make no assurances that we will not be subject to liability with respect to current or future litigation. We maintain various forms of insurance coverage; however, substantial rulings, judgments or settlements could exceed the amount of insurance coverage (or any cost allocation agreement with an insurance carrier), may not be covered under our existing insurance policies, or could be excluded under the terms of an existing insurance policy. Moreover, our failure to comply with procedural or operational requirements inherent to our policies may void coverage. Additionally, failure to secure favorable outcomes in pending litigation could result in adverse consequences to our business, operating results and/or overall financial condition, including without limitation, possible adverse effects on compliance with the terms of our Credit Agreement.

Casino operations are conducted at the discretion of our customers.

We seek to provide assistance to our key customers in the form of project management, with a focus on facility layout and planning, gaming floor configuration and customized marketing and promotional initiatives. Our customers, however, are solely responsible for the operations of their facilities and are not required to consult us or take our advice on their operations, marketing, facility layout, gaming floor configuration, or promotional initiatives. Further, our customers are solely responsible for safety and security at their facilities. Our customers have in the past, and will in the future, remodel and expand their facilities. To the extent that our machines are not a part of an optimized facility layout or gaming floor configuration, are not supported by effective marketing or promotional initiatives, are scheduled to be out of service during a facility remodeling, or our customers' facilities are closed or not visited because of end-users concern for safety, our operating results could suffer.

Demand for our products and the level of play of our products could be adversely affected by changes in player and operator preferences.

As a supplier of gaming machines, we must offer themes and products that appeal to gaming operators and players. There is constant pressure to develop and market new game content and technologically innovative products. Our revenues are dependent on the earning power and life span of our games. We therefore face continuous pressure to design and deploy new and successful game themes to maintain our revenue and remain competitive. If we are unable to anticipate or react timely to any significant changes in player preferences, such as a negative change in the trend of acceptance of our newest systems innovations or jackpot fatigue (declining play levels on smaller jackpots), the demand for our gaming products and the level of play of our gaming products could decline. Further, our products could suffer a loss of floor space to table games or other more technologically advanced games or operators may reduce revenue sharing arrangements, each of which would harm our sales and financial results. In addition, general changes in consumer behavior, such as reduced travel activity or redirection of entertainment dollars to other venues, could result in reduced demand and reduced play levels for our gaming products.

The carrying value of our assets is dependent upon our ability to successfully deploy games into new or existing markets.

We have gaming units not deployed as of September 30, 2012, which are considered part of our rental pool. This rental pool is available for deployment in new or existing customer facilities. If the opening of a new facility is altered negatively or the expansion, reduction or closing of an existing facility occurs, the realizable value of these assets could be adversely impacted. In such instances we may be required to recognize impairment charges on these assets.

We rely on hardware, software and games licensed from third parties, and on technology provided by third-party vendors, the loss of which could materially affect our business, increase our costs and delay deployment or suspend development of our gaming systems and player terminals.

We integrate various third-party software products as components of our software and rely on third-party manufacturers to manufacture our equipment. Our business could be disrupted if the manufacturers or this software or hardware, or functional equivalents of this software or hardware, were either no longer available to us or no longer offered to us on commercially reasonable terms. Acts of God, adverse weather, and shipping difficulties, particularly with respect to international third-party suppliers, could significantly delay our receipt of such components. For example, some of our suppliers are located in Japan and Thailand, both of which recently experienced natural disasters. If we are unable to obtain these items from our established third-party vendors, we could be required to either redesign our product to function with alternate third-party product, or to develop or manufacture these components ourselves, which would result in increased costs and could result in delays in our deployment of our gaming systems and player terminals. Furthermore, we might be forced to limit the features available in our current or future offerings.

We rely on intellectual property licenses from one or more third-party competitors, the loss of which could materially affect our business and the sale or placement of our products. Various third-party gaming manufacturers with which we compete are much larger than us and have substantially larger intellectual property assets. The gaming manufacturer industry is very competitive and litigious, and a lawsuit brought by one of our larger competitors whether or not well-founded, may have a material effect on our business and our ability to sell or place our products.

We rely on the content of certain software that we license from third-party vendors and often distribute and sell such software to our customers. The software could contain "open source" code, require a resale license or contain bugs that could have an impact on our business. We also rely on the technology of third-party vendors, such as telecommunication providers, to operate our nationwide broadband telecommunications network. A serious or sustained disruption of the provision of these services could result in some of our player terminals being non-operational for the duration of the disruption, which would reduce over-all revenue from those player terminals.

Failure to comply with the United States Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

We are subject to the United States Foreign Corrupt Practices Act (FCPA), which prohibits improper payments or offers of improper payments to foreign officials to obtain business or any other benefit. The FCPA also requires corporations covered by the provisions to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. We have operations and agreements with third parties and make sales internationally, and such international activities create the risk of unauthorized payments or offers of payments in violation of the FCPA by one of our employees or agents, as these parties are not always subject to our control. Furthermore, accounting standards practiced by our agents in Mexico and in other jurisdictions in which we may operate may not always conform with U.S. GAAP. We have recently augmented our Foreign Corrupt Practices Compliance Policy; however, we can make no assurance that our employees or other agents will not engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition, and results of operations.

Our current international businesses and potential expansion into other international gaming markets may present new challenges and risks that could adversely affect our business or results of operations.

In recent years, we have conducted business in several countries, including Mexico, Israel, Malta, and Canada. The Maltese operations have ceased, the Israeli operations are immaterial from a financial perspective, the Canadian business has been project-oriented to date; however, we may continue to seek growth in the international market and continue to operate in the Mexican market. We now operate 913 units in Mexico, primarily across numerous facilities operated by one customer. Both revenue and the number of our units have recently declined in Mexico and there can be no assurances that either revenues will grow or that we will continue supplying new products to that market.

International business is inherently subject to various risks, including, but not limited to:

- difficulty in enforcing agreements;
- higher operating costs due to local laws or regulations;
- unexpected changes in regulatory requirements;
- tariffs, embargoes, taxes and other trade barriers, including value added tax;
- trade barriers and disputes;
- regulations related to customs and export/import matters;
- fluctuations in foreign economies and currency exchange rates;
- longer payment cycles and difficulties in collecting accounts receivables;
- the complexity, expense, and necessity of using foreign representatives and consultants;
- tax uncertainties and unanticipated tax costs due to foreign taxing regimes;
- the difficulty of managing and operating an international enterprise, including difficulties in maintaining effective communications with employees and customers due to distance, language and cultural barriers;
- compliance with a variety of laws;
- social, political or economic instability;
- costs and risks of localizing products for foreign countries;
- greater difficulty in safeguarding intellectual property, licensing and other trade restrictions; repatriation of earnings;
- expropriation, nationalization and limitation or restriction on repatriation of earnings;
- recessions in foreign economies; and
- economic and geopolitical developments and conditions, including international hostilities, armed conflicts, acts of terrorism and governmental reactions, inflation, trade relationships and military and political alliances.

Failure to properly manage operational risks could cause business disruption or substantial loss to our business.

Management maintains internal operational controls and we have invested, and are continuing to invest, in technology to help us streamline our enterprise information systems. However, we may not be able to continue processing at the same or higher levels of transactions. If our systems of internal operational controls should fail to work as expected, if our systems were to be used in an unauthorized manner, or if employees were to subvert the system of internal operational controls, significant losses could occur. Additionally, we are implementing a new enterprise resource planning system, which could cause delays and business interruption and could affect our results of operations.

We process transactions on a daily basis and are exposed to numerous types of operational risk, which could cause us to incur substantial losses. Operational risk resulting from inadequate or failed internal processes, people, and systems includes the risk of fraud by employees or persons outside of our company, the execution of unauthorized transactions by employees, errors or omissions relating to transaction processing and systems, breaches of the internal control system, jurisdictional or environmental related risks associated with our regulatory and compliance requirements. While we attempt to identify this type of operational risk, such attempts may not be successful or adequate and this risk of loss also includes potential legal actions that could arise as a result of the operational deficiency or as a result of noncompliance with applicable regulatory standards and such risk may be excluded under the terms of an existing insurance policy.

If we fail to properly maintain an effective system of internal controls, we may be unsuccessful in the accurate reporting of our financial results or the timely detection of fraud.

We seek to establish and maintain systems of internal operational controls that provide management with timely and accurate information about our level of operational risk. We intend that these systems will help manage operational risk at appropriate, cost effective levels. We have also established procedures that are designed to ensure that policies relating to conduct, ethics and business practices are followed. Nevertheless, we may experience loss from operational risk from time to time, including the effects of operational and user errors, and these losses may be substantial.

Effective internal controls are necessary to provide reliable financial reports and to assist in the effective prevention of fraud. Any inability to provide reliable financial reports or prevent fraud could harm our business. We must annually evaluate our internal procedures to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which requires management and auditors to assess the effectiveness of internal controls. If we fail to remedy or maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we could be subject to regulatory scrutiny, civil or criminal penalties or shareholder litigation. In addition, failure to maintain adequate internal controls could result in financial statements that do not accurately reflect our financial condition. There can be no assurance that we will be able to complete the work necessary to fully comply with the requirements of the Sarbanes-Oxley Act or that our management and our independent registered public accounting firm will continue to conclude that our internal controls are effective.

Any disruption in our network or telecommunications services, including disruptions resulting from adverse weather conditions or other catastrophic events in the areas in which we operate, could affect our ability to operate our business, our systems or our games, which could cause reduced revenues, customer down time, payments of liquidated damages or lost customers.

Our ability to provide satisfactory levels of customer service depends, to a large degree, on the efficient and uninterrupted operation of our customer service operations. Any material disruption or slowdown in our support systems could make it difficult or impossible to provide adequate customer service and support. If we are unable to continually provide adequate service operations, our reputation could be harmed and we could lose customers. Because our success depends in large part on keeping our customers satisfied, any failure to provide high levels of customer service would likely impair our reputation and decrease our revenues.

Our network is susceptible to outages due to fire, floods, power loss, break-ins, cyberattacks and similar events. We have multiple site back-up for our services in the event of any such occurrence, but our data, and therefore our business, our systems, or our games, could be adversely affected for an extended period, thereby affecting revenue and goodwill. Despite our implementation of network security measures, our servers are vulnerable to computer viruses and break-ins. Similar disruptions from unauthorized tampering with our computer systems in any such event could have a material adverse effect on our business, operating results and financial condition. Portions of our gaming network are often integrated with our customers' networks, which are outside of our control, but could affect our own network. In addition, there is a risk that our customers' house networks could be compromised, which could impact our customers' operations, and their revenues, which could conversely adversely affect our own revenue.

Adverse weather conditions, particularly flooding, tornadoes, heavy snowfall and other extreme weather conditions often deter our customer's end users from traveling, or make it difficult for them to frequent the sites where our games are installed. If any of those sites experienced prolonged adverse weather conditions, or if the sites in Oklahoma, where a significant number of our games are installed, simultaneously experienced adverse weather conditions, our results of operations and financial condition would be materially and adversely affected.

Furthermore, if we do not meet contract deadlines or specifications, we may need to renegotiate contracts on less favorable terms, be forced to pay penalties or liquidated damages or suffer major losses if the customer exercises its right to terminate. We are parties to certain agreements that could require us to pay damages resulting from loss of revenues if our systems are not properly functioning, or as a result of a system malfunction or an inaccurate pay table. For example, our agreement with the New York State Division of the Lottery permits termination of the contract at any time for failure by us or our system to perform properly, and any such unforeseen downtime could subject us to liquidated damages. In addition, if we fail to meet the terms specified in our contracts we may not realize their full benefits. Failure to perform under any contract could result in substantial monetary damages, as well as contract termination. Our results of operations are dependent on our ability to maximize our earnings from our contracts.

Gaming laws and regulations may require our shareholders to undergo a suitability investigation, which may result in redemption of their securities.

In some jurisdictions, the gaming authority may determine that any of our officers, directors, key employees, shareholders or any other person is unsuitable to act in such capacity. There can be no assurance that we will obtain all the necessary licenses and approvals or that our officers, directors, key employees, their affiliates and certain other shareholders will satisfy the suitability requirements in each jurisdiction in which we seek to operate. The failure to obtain such licenses and approvals in one jurisdiction may affect our licensure and/or approvals in other jurisdictions. In addition, a significant delay in obtaining such licenses and approvals could have a material adverse effect on our business prospects.

A gaming authority may, in its discretion, require our shareholders to file applications, be investigated, and be found suitable to own our stock if it has reason to believe that the security ownership would be inconsistent with the declared policies of the regulatory body. Further, the costs of any investigation conducted by the gaming authority under these circumstances must be paid by the applicant and refusal or failure to pay these charges may constitute grounds for a finding that the applicant is unsuitable to own the securities. If the gaming authority determines that a person is unsuitable to own our stock, then, we can be sanctioned, including the loss of our approvals, if, without the prior approval of the gaming authority, we:

- pay to the unsuitable person any dividend, interest or any distribution whatsoever;
- recognize any voting right by the unsuitable person;
- pay the unsuitable person remuneration in any form; or
- make any payment to the unsuitable person including any principal, redemption, conversion, exchange or similar payment.

While our shareholders have approved a right to redeem shares of an unsuitable shareholder and our Articles of Incorporation consequently were amended, a finding of unsuitability could have a material adverse effect on our business. If a gaming authority were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with us, we would have to sever all relationships with that person. Furthermore, the gaming authority may require us to terminate the employment of any person who refuses to file appropriate applications. Either result could materially adversely affect our gaming operations.

Our share repurchase program could increase the volatility of the price of our common stock.

In November 2012, our Board of Directors approved a plan to repurchase up to $40 million of our outstanding common stock over a three-year period. The new share repurchase authorization replaces a $15 million repurchase authorization that was due to expire in December 2013 and which had approximately $3.1 million remaining. The authorization is expected to be subject to a 10b5-1 plan, in which purchases may be made from time to time in the open market, subject to certain pricing parameters. As repurchases under the share repurchase program are subject to certain pricing parameters, there is no guarantee as to the exact number of shares that will be repurchased under the program. Repurchases of our shares will reduce the number of our outstanding common stock and might incrementally increase the potential for volatility in our common stock by reducing the potential volumes at which our common stock may trade in the public market.

If our key personnel leave us or if we fail to timely hire additional skilled personnel, our business could be materially adversely affected.

We depend on the continued performance of the members of our senior management team and our technology team to assist in executing our strategy. If we were to lose the services of any of our senior officers, directors, or any key member of our technology team, and are not able to find suitable replacements for such persons in a timely manner, our business could be materially affected. Further we expect that our efforts to grow will place a significant strain on our personnel, management systems, infrastructure and other resources. Our ability to manage future growth effectively will also require us to successfully attract, train, motivate, retain and manage new employees and continue to update and improve our operational, financial and management controls and procedures.

Our Credit Agreement contains covenants that limit our ability to finance future operations or capital needs and to engage in other business activities.

The operating and financial restrictions and covenants in the Credit Agreement may adversely affect our ability to finance future operations or capital needs or to engage in other business activities. Our Credit Agreement requires us to limit capital expenditures to $60 million and requires us to maintain a total leverage ratio of no more than 1.50:1.00. Our total borrowing capacity may affect our ability to engage in certain business activities. In addition, the Credit Agreement contains certain covenants that, among other things, restrict our and our subsidiaries' ability to:

- incur certain debt;
- create certain liens;
- pay dividends or make other equity distributions or payments to or affecting our subsidiaries;
- make certain stock repurchases or redemptions;
- make certain investments or capital expenditures;
- sell or dispose of assets or engage in certain acquisitions, mergers or consolidations;
- engage in certain transactions with subsidiaries and affiliates; and
- enter into sale leaseback transactions.

These restrictions could limit our ability to obtain future financing, make strategic acquisitions or needed capital expenditures, withstand economic downturns in our business or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise. A failure to comply with the restrictions contained in the Credit Agreement could lead to an event of default, which could result in an acceleration of our indebtedness. Our future operating results may not be sufficient to enable compliance with the covenants in the Credit Agreement or to remedy any such default.

In addition, in the event of acceleration, we may not have or be able to obtain sufficient funds to refinance our indebtedness or make any accelerated payments. Also, we may not be able to obtain new financing. Even if we were able to obtain new financing, we cannot guarantee that the new financing will be on commercially reasonable terms or terms that are acceptable to us. If we default on our indebtedness, our business financial condition and results of operation could be materially and adversely affected.

Our financial results vary from quarter to quarter, which could negatively impact the price of our common stock.

Various factors affect our quarterly operating results, some of which are not within our control. These factors include, among others:

- the financial strength of the gaming industry;
- consumers' willingness to spend money on leisure activities;
- an outbreak of a communicable disease that affects our customers' business;
- the timing and introduction of new products and services;
- the mix of products and services sold;
- the timing of significant orders from and shipments to customers;
- product and service pricing and discounts;
- the timing of acquisitions of other companies and businesses or dispositions; and
- unforeseen regulatory or other legal developments affecting us or our customers.

If we fail to effectively manage our business, this could adversely affect our results of operations. If our operating results fall below the expectations of securities analysts and investors, the price of our common stock may decline.

Any material change to our operating cash flow or a significant increase in our indebtedness could have an adverse effect on our results of operations, and business generally.

Future revenue may not be sufficient to meet operating, product development and other cash flow requirements. Sufficient funds to service our debt and maintain new product development efforts and expected levels of operations may not be available, and additional capital, if and when needed by us, may not be available on terms acceptable to us. If we cannot obtain sufficient capital on acceptable terms when needed, we may not be able to carry out our planned product development efforts and level of operations, which could harm our business.

We could be required to incur additional indebtedness. Should we incur additional debt, among other things, such increased indebtedness could:

- adversely affect our ability to expand our business, market our products and make investments and capital expenditures;
- adversely affect the cost and availability of funds from commercial lenders, debt financing transactions and other sources;
- create competitive disadvantages compared to other companies with lower debt levels; and
- adversely affect our ability to meet our fixed charge obligations or our debt service payments.

Our growth rate may not continue on the same trajectory and our earnings per share could be affected as a result of an increased tax rate.

We expect fiscal 2013 revenue growth will be driven by further increases in the domestic installed base as well as growth in new unit sales, although such growth and increases may be at a lower rate than in fiscal 2012. Based on current fiscal 2013 projections, we expect that our fiscal 2013 tax rate will be in the range of 36%-40%, compared to the fiscal 2012 full year effective tax rate of (11.4%), which could affect our earnings per share.

Adverse decisions of tax authorities or changes in tax laws, rules or interpretations could have a material adverse effect on our results of operations and cash flow.

There may be changes in interpretation and enforcement of tax law. As a result, we may face increases in taxes payable if tax laws, regulations or treaties in the jurisdictions in which we operate are modified by the competent authorities in an adverse manner. In addition, various international, national, state, and local taxing authorities periodically examine us and our subsidiaries. The resolution of an examination or audit may result in us making a payment in an amount that differs from the amount for which we may have reserved with respect to any particular tax matter, which could have a material adverse effect on our cash flows, business, financial condition and results of operations for any affected reporting period.

We and our subsidiaries are engaged in certain intercompany transactions. Although we believe that these transactions reflect arm's length terms and that proper transfer pricing documentation is in place which should be respected for tax purposes, the transfer prices and conditions may be scrutinized by local tax authorities, which could result in additional taxes becoming due.

Any unauthorized, and potentially improper, actions of our personnel could adversely affect our business, operating results and financial condition.

The recognition of our revenue depends on, among other things, the terms negotiated in our contracts with our customers. Our personnel may act outside of their authority and negotiate additional terms without our knowledge. We discourage such conduct, but there can be no assurance that our policy will be followed. For instance, in the event that our sales personnel negotiate terms that do not appear in the contract and of which we are unaware, whether the additional terms are written or verbal, we could be prevented from recognizing revenue in accordance with our plans. Furthermore, depending on when we learn of unauthorized actions and the size of transactions involved, we may have to restate revenue for a previously reported period, which would seriously harm our business, operating results and financial condition.

Furthermore, certain of our customers and third-party testing laboratories have policies and procedures in place regarding the shipment and installation of our products. If such policies and procedures are not properly complied with by our personnel, we may experience a delay in installation, which could result in a loss of revenue, penalties, fines or fees, which could adversely affect our business, operating results and financial condition.

Our business prospects and future success rely heavily upon the integrity of our employees and executives and the security of our gaming systems.

The integrity and security of our gaming systems are critical to our ability to attract customers and players. We strive to set exacting standards of personal integrity for our employees and for system security involving the gaming systems that we provide to our customers. Our reputation in this regard is an important factor in our business dealings with our current and potential customers as well as licensing boards. For this reason, an allegation or a finding of improper conduct on our part or on the part of one or more of our employees that is attributable to us, or of an actual or alleged system security defect or failure attributable to us, could have a material adverse effect upon our business, financial condition, results and prospects, including our ability to retain existing contracts or obtain new or renewed contracts.

The ability of the Board of Directors to issue preferred stock, anti-takeover provisions of Texas law, our governing documents, and the requirement to obtain prior approval by gaming authorities in the jurisdictions that we operate could discourage a merger or other type of corporate reorganization or a change in control even if it could be favorable to the interests of our shareholders.

Our Board of Directors has the authority to issue 2,000,000 shares of preferred stock and to determine the terms of such preferred stock without shareholder approval. While we currently do not have any preferred stock issued and our Board of Directors has no current plans, agreements or commitments to issue any shares of preferred stock, the issuance of such preferred stock may delay, defer or prevent a change in control because the terms of any issued preferred stock could potentially prohibit our consummation of any acquisition, reorganization, sale of substantially all of our assets, liquidation or other extraordinary corporate transaction. In addition, the issuance of preferred stock could have a dilutive effect on our shareholders and affect the price of our common stock.

Changes in the control of the company through merger, consolidation, equity or asset acquisitions, management or consulting agreements, or any act or conduct by a person whereby that person obtains control, may not occur without the prior approval of certain gaming commissions in the jurisdictions that we operate. Such commissions may also require the equity holders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated, found suitable and licensed as part of the approval process relating to the transaction. Such requirement to be found suitable to hold our voting securities may discourage or delay change of control transactions.

Other provisions of Texas law and our Articles of Incorporation and Bylaws may have the effect of delaying or preventing a change in control or acquisition, whether by means of a tender offer, business combination, proxy contest, or otherwise. Our Articles of Incorporation and Bylaws include purported limits on shareholder action by written consent in lieu of a meeting and certain procedural requirements governing the nomination of directors by shareholders and shareholder meetings. These provisions could have the effect of delaying or preventing a change in control.

We are subject to complex and dynamic revenue recognition standards, which could materially affect our financial results.

As we introduce new products and transactions become increasingly complex, additional analysis and judgment is required to account for and recognize revenues in accordance with generally accepted accounting principles. Transactions may include multiple element arrangements and/or software components and applicable accounting principles could further change the timing of revenue recognition and could adversely affect our financial results for any given period. Fluctuations may occur in our deferred revenues and reflect our continued shift toward more multiple element contracts that include systems and software.

ITEM 1B. *Unresolved Staff Comments*

None.

ITEM 2. ***Properties***

We do not own any real property. As of September 30, 2012, we are under contract for the following leases, and we believe the facilities are suitable to our business and adequate for our current and near-term needs:

	Square Feet	Monthly Rent	Expiration Date
Austin, Texas			
Corporate Offices	51,000	$ 82,210	August 2015
Assembly and Warehouse Facility	68,040	27,443	December 2016
Las Vegas, Nevada			
Corporate Offices	4,003	5,562	June 2017
Oklahoma City, Oklahoma			
Warehouse	10,396	3,415	November 2016
Auburn, Washington			
Warehouse	13,506	6,301	December 2016
Albany, New York			
Office Space	2,708	3,403	December 2017
Schenectady, New York			
Office Space	1,690	3,391	December 2017
Mexico City, Mexico			
Office/Warehouse/Training Center	6,299	9,213	March 2014
Office	719	7,977	March 2014

ITEM 3. LEGAL PROCEEDINGS

In addition to the below, we may be the subject of various pending and threatened claims in the ordinary course of business.

Alabama Litigation. On August 8, 2012, an order was entered dismissing the Company and its property from the previously outstanding civil forfeiture action, *State of Alabama v. Chad Dickie, et al.*, and we are currently involved in two lawsuits, as further described below, related to our former charity bingo operations in the State of Alabama. While we believe that these lawsuits are not material from a pure damages perspective, a finding in any of these cases that electronic charity bingo was illegal in Alabama during the pertinent time frame could potentially have material adverse regulatory consequences for us in other jurisdictions in which we operate. The lawsuits are currently pending in federal court, and include claims related to the alleged illegality of electronic charity bingo in the State of Alabama.

Dollie Williams, et al., v. Macon County Greyhound Park, Inc., et al., a civil action, was filed on March 8, 2010, in the United States District Court for the Middle District of Alabama, Eastern Division, against the Company and others. The plaintiffs, who claim to have been patrons of VictoryLand, allege that the Company participated in gambling operations that violated Alabama state law by supplying to VictoryLand purportedly unlawful electronic bingo machines played by the plaintiffs, and seek recovery of the monies lost on all electronic bingo games played by the plaintiffs in the six months prior to the complaint under Ala. Code Sec. 8-1-150(A). The plaintiffs have requested that the court certify the action as a class action. On March 16, 2012, Walter Bussey and two other named plaintiffs were voluntarily dismissed. We await a ruling on the plaintiffs' motion for class certification, which has been briefed and is pending before the court. We continue to vigorously defend this matter. Given the inherent uncertainties in this litigation, however, we are unable to make any prediction as to the ultimate outcome. A finding in this case that electronic bingo was illegal in Alabama during the pertinent time frame could have adverse regulatory consequences for us in other jurisdictions.

Ozetta Hardy v. Whitehall Gaming Center, LLC, et al., a civil action, was filed against Whitehall Gaming Center, LLC (an entity that does not exist), Cornerstone Community Outreach, Inc., and Freedom Trail Ventures, Ltd., in the Circuit Court of Lowndes County, Alabama. On June 3, 2010, the Company and other manufacturers were added. The plaintiffs, who claim to have been patrons of White Hall, allege that the Company participated in gambling operations that violated Alabama state law by supplying to White Hall purportedly unlawful electronic bingo machines played by the plaintiffs, and seek recovery of the monies lost on all electronic bingo games played by the plaintiffs in the six months prior to the complaint based on Ala. Code, Sec 8-1-150(A). The plaintiffs have requested that the court certify the action as a class action. On July 2, 2010, the defendants removed the case to the United States District Court for the Middle District of Alabama, Northern Division. We await a ruling on the plaintiffs' motion for class certification, which has been fully briefed and is pending before the court. We continue to vigorously defend this matter. Given the inherent uncertainties in this litigation, however, we are unable to make any prediction as to the ultimate outcome. A finding in this case that electronic bingo was illegal in Alabama during the pertinent time frame could have adverse regulatory consequences for us in other jurisdictions.

State of Alabama v. Chad Dickie, et al., a civil forfeiture action, was filed by the State of Alabama against certain property seized in connection with the March 19, 2009 raid of White Hall Entertainment Center in Lowndes County, including certain of our property. The case was filed in the Circuit Court of Lowndes County on April 21, 2009. On October 15, 2010, we, along with other manufacturers, filed a motion to intervene in the action in order to defend against contentions that our property was used in the operation of illegal gambling activity. On July 30, 2012, the parties reached an agreement that resulted in the dismissal of all claims against us and our property that was subject to the civil forfeiture action. The court's order dismissing, with prejudice, the Company and its property from the civil forfeiture action was entered on August 8, 2012.

Mexico Income Tax Audit

Our Mexican subsidiary, Multimedia Games de Mexico 1, S. de R.L. de C.V., or Multimedia Games de Mexico, has been under audit by the Mexico taxing authorities for the periods ended December 31, 2006 and 2007.

Regarding the 2006 tax period, on November 8, 2011, Multimedia Games de Mexico filed an appeal against the resolution dated September 8, 2011 obtained from the First Regional Metropolitan Division of the Federal Tribunal of Fiscal and Administrative Justice (the Tax Court), which was registered under docket number 25591/10-17-01-6 and stated that Multimedia Games de Mexico did not properly record the acquisition of certain equipment during the 2006 tax year. On March 30, 2012, this appeal was admitted to the Eighteenth Collegiate Tribunal of Administrative Matters of the First Circuit (Federal Court of Mexico), for its final resolution, where it was registered under docket number 214/2012. On July 12, 2012, the Federal Court granted Multimedia Games de Mexico protection against the decision of the Tax Court. However, due to the procedures of the Mexican judicial system, Multimedia Games de Mexico did not learn of the Federal Court's protection granted against the decision of the Tax Court until September 17, 2012. The Federal Court ordered the Tax Court, with the freedom of decision, to issue a new decision analyzing the evidence filed by Multimedia Games de Mexico regarding the legality of the challenged resolution. The Tax Court has reviewed the evidence and on October 9, 2012 reissued its decision. On November 14, 2012, Multimedia Games de Mexico filed an appeal, which will be sent to the Federal Court of Mexico for its resolution.

Regarding the 2007 tax period, on November 19, 2010, Multimedia Games de Mexico filed before the South Legal Matters Local Administration for the Federal District of the Tax Administration Service an administrative appeal against the resolutions set forth by the South Auditing Local Administration for the Federal District of the Tax Administration Service in ruling number 500-74-02-04-03-2010-9403, which assessed an income and value added tax deficiency of approximately $14.8 million to Multimedia Games de Mexico for the 2007 tax year. In ruling number 600-27-00-02-00-2011 MAIB - 13370, issued by the South Legal Matters Local Administration for the Federal District of the Tax Administration Service, the Mexican tax authorities ruled on the appeal and reduced the total amount assessed for the 2007 year to approximately $2.8 million. On December 14, 2011, Multimedia Games de Mexico filed before the Federal Tribunal of Fiscal and Administrative Justice (Tax Court) a lawsuit against the remaining $2.8 million assessment for 2007. The lawsuit was remitted for its study and resolution to the Eleventh Regional Metropolitan Division of the Federal Tribunal of Fiscal and Administrative Matters (Tax Court), and was registered under docket number 31987/11-17-11-8. In January 2012, a bond of $2.9 million, using a $3.5 million standby letter of credit issued under our domestic credit facility, was provided to the North Collecting Local Administration for the Federal District of the Tax Administration Service as collateral for the potential assessment based on the taxing authorities' current estimate of the tax due. The Tax Court has reviewed the evidence and on September 19, 2012 reissued its decision and upheld its previous ruling against the Company. On October 31, 2012, Multimedia Games de Mexico filed an appeal which will be sent to the Federal Court of Mexico for its resolution.

ITEM 4. Mine Safety Disclosures

None.

PART II

ITEM 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our common stock is traded on the NASDAQ Global Select Market, or NASDAQ, under the symbol "MGAM." The following table sets forth the quarterly high and low sale prices per share of our common stock, as reported by NASDAQ, for each quarter during the last two fiscal years.

Fiscal Quarter	High	Low
2012		
First Quarter	$ 8.36	$ 3.87
Second Quarter	11.58	7.36
Third Quarter	14.51	10.73
Fourth Quarter	16.75	12.50
2011		
First Quarter	$ 5.95	$ 3.43
Second Quarter	6.00	5.00
Third Quarter	6.00	4.31
Fourth Quarter	5.26	3.91

There were approximately 45 holders of record of our common stock as of November 8, 2012.

We have never declared or paid any cash dividends on our common stock. We intend to retain our earnings to finance growth and development or buy back stock, and therefore do not anticipate paying any cash dividends on our common stock in the foreseeable future. Our Credit Agreement restricts the payment of dividends and any declaration and payment of any dividends on our common stock would be at the discretion of our Board of Directors, subject to the terms of our Credit Agreement, our financial condition, capital requirements, future prospects, and other factors deemed relevant. See further discussion of the Credit Agreement, in "Part II - Item 7 - Management's Discussion and Analysis of Financial Condition, Results of Operations - Liquidity and Capital Resources."

Performance Graph. The following graph depicts our total return to shareholders from September 30, 2007 through September 30, 2012, relative to the performance of (i) the NASDAQ Composite Index; and (ii) stock in a selected peer group index, or the "Peer Group." The Peer Group consists of Bally Technologies, Inc., International Game Technology, Progressive Gaming International Corp., Shuffle Master, Inc., and WMS Industries, Inc. The Peer Group represents companies in the gaming industry, as selected by a third party. All indices shown in the graph have been reset to a base of 100 as of September 30, 2007 and assume an investment of $100 on that date and the reinvestment of dividends paid since that date. We have never paid a dividend on our common stock. The stock price performance shown in the graph is not necessarily indicative of future price performance.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Multimedia Games Holding Company, Inc., the NASDAQ Composite Index, and a Peer Group
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
9/07
9/08
9/09
9/10
9/11
9/12
Multimedia Games Holding Company, Inc.
NASDAQ Composite
Peer Group
*$100 invested on 9/30/07 in stock or index, including reinvestment of dividends.
Fiscal year ending September 30.

	9/07	9/08	9/09	9/10	9/11	9/12
Multimedia Games Holding Company, Inc.	$ 100.00	$ 50.82	$ 60.09	$ 43.43	$ 47.42	$ 184.62
NASDAQ Composite	100.00	69.59	74.90	84.99	86.87	110.79
Peer Group	100.00	49.51	65.73	50.54	41.80	47.56

Purchases of Equity Securities by the Issuer and Affiliated Purchases

On December 3, 2010, the Company announced that its Board of Directors had authorized the repurchase of $15.0 million of its common stock over the next three year period (the "2010 Share Repurchase Program"). The 2010 Share Repurchase Program is subject to a 10b5-1 plan, in which purchases may be made from time to time in the open market, subject to certain pricing parameters. All purchases in the below chart were made pursuant to the publicly announced 2010 Share Repurchase Program.

Summary of Stock Repurchases

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plan	(d) Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plan
December 3, 2010 - December 31, 2010	394,074	$5.13	394,074	$13.0 million
January 1, 2011 - January 31, 2011	345,600	$5.77	345,600	$11.0 million
February 1, 2011 - February 28, 2011	175,132	$5.40	175,132	$10.0 million
March 1, 2011	241,269	$5.41	241,269	$8.7 million
April 1, 2011 -April 30, 2011	296,100	$5.72	296,100	$7.0 million
May 1, 2011 -May 31, 2011	326,265	$5.49	326,265	$5.3 million
June 1, 2011 -June 30, 2011	45,600	$5.46	45,600	$5.0 million
Cumulative Total - September 30, 2011	**1,824,040**	**$5.48**	**1,824,040**	**$5.0 million**
October 1, 2011 - October 31, 2011	392,821	$4.78	392,821	$3.1 million
Cumulative Total - September 30, 2012	**2,216,861**	**$5.36**	**2,216,861**	**$3.1 million**

In November 2012, our Board of Directors approved a new plan to repurchase up to $40 million of our outstanding common stock over a three-year period. The new share repurchase authorization will replace the 2010 Share Repurchase Program.

ITEM 6. *Selected Financial Data*

The following selected financial data are derived from our Consolidated Financial Statements. The data below should be read in conjunction with our Consolidated Financial Statements and Notes thereto contained in Part IV, Item 15 - Exhibits and Financial Statement Schedules, "Risk Factors" contained in "Part I - Item 1A. Risk Factors" of this Report, and "Part II - Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.".

	Years Ended September 30,				
	2012	2011	2010	2009	2008
Consolidated Income Statement Data:	(In thousands, except per-share amounts)				
Revenues	$ 156,176	$ 127,855	$ 117,936	$ 127,152	$ 131,132
Operating income (loss)	24,091	6,154	(10,620)	(28,702)	1,203
Net income (loss)	28,174	5,677	2,629	(44,778)	378
Earnings (loss) per share:					
Basic	1.01	0.20	0.10	(1.67)	0.01
Diluted	0.96	0.20	0.09	(1.67)	0.01
Consolidated Balance Sheet Data:					
Working capital	$ 87,075	$ 59,262	$ 47,207	$ 28,700	$ 26,573
Total assets	225,975	181,879	186,094	215,620	276,940
Long-term obligations	30,218	33,979	44,612	75,039	86,575
Total stockholders' equity	155,020	115,902	114,597	107,455	150,732

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FUTURE EXPECTATIONS AND FORWARD-LOOKING STATEMENTS

Multimedia Games has made forward-looking statements in this Annual Report on Form 10-K that are subject to risks and uncertainties. Such forward-looking statements include, but are not limited to, statements regarding future actions, operating results, liquidity, capital expenditures, cash management and financial discipline, product, system and platform development and enhancements, customer and strategic relationships with third parties, strategies, initiatives, legal and regulatory uncertainties, including outcomes of litigation, the effects of such outcomes upon our business, changes in existing laws and regulations or in the interpretation of such laws and regulations, entry into new markets or jurisdictions or the obtaining of new licenses. The forward-looking statements may be preceded by, followed by or include the words "may," "might," "plan," "estimate," "expect," "intend," "believe," "should," "would," "could," "anticipate," "continue," or the negative or other variations thereof or comparable terminology that convey the uncertainty of future events or outcomes. All forward-looking statements are based on current expectations and projections of future events. We claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 for all forward-looking statements.

Forward-looking statements are not guarantees of performance. You should understand that the factors discussed in Item 1A of Part I of this Annual Report, could affect our future results and could cause those results or other outcomes to differ materially from those expressed or implied in the forward-looking statements. Actual results could differ materially from those stated or implied by our forward-looking statements, due to risks and uncertainties associated with our business or under different assumptions or conditions. You should not place undue reliance on any of these forward- looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

OVERVIEW

The Company designs, manufactures and supplies gaming machines and systems to casino operators in North America, domestic and selected international lottery operators, and commercial bingo gaming facility operators. The Company's standalone gaming machines are primarily sold and placed in Class III settings while its central determinant and server-based centrally-linked products and systems are primarily sold and placed in Class II, video lottery terminal and electronic bingo settings. We use the term Class III to refer to traditional slot machines in commercial jurisdictions as well as compact games in various tribal gaming jurisdictions. The Class II market is associated with Native American gaming in the United States and is generally understood as the game of chance commonly known as bingo (whether or not electronic, computer, or other technological aids are used in connection therewith).

The Company was incorporated in Texas on August 30, 1991. In April 2011, the Company changed its name from Multimedia Games, Inc. to Multimedia Games Holding Company, Inc. Initially, the Company derived the majority of its revenues from the placement of bingo games, including satellite linked, high stakes bingo games and interactive high speed bingo games played on interconnected electronic player stations placed in participating bingo halls owned primarily by Native American tribes. The Company has since expanded its product line and markets served to include gaming facilities operated by Native American and commercial casinos and derives the majority of its gaming revenues from participation, or recurring revenue agreements. Under these agreements, the Company places player terminals and systems as well as its proprietary and other licensed game content at a customer's facility in return for either a share of the revenues that these terminals and systems generate or for a fixed daily lease fee. The Company also generates revenue from the sale of gaming units and systems that feature proprietary game content and licensed game content. Today, the Company continues to increase participation and for-sale revenues by expanding into additional gaming jurisdictions and into other segments of the gaming market. The Company also generates revenues by providing the central determinant system operated by the New York State Division of the Lottery for the video lottery terminals installed at racetracks in the State of New York.

BUSINESS STRATEGY

We are currently focused on executing a business strategy that will allow the Company to continue the development of high performing gaming products, invest in our existing gaming operations markets, expand our total addressable market to include new gaming jurisdictions and drive continued profitability and cash flow.

Product Development

One of our top priorities is investing in research and development activities to expand our product portfolio and build on the recent success of our newest high-earning games. The creation of a consistent number of high-earning games is critical to our ability to enter new markets, expand our existing footprint and keep our installed base of games fresh by allowing the Company to better serve a growing number of our customer needs, more effectively maintain the performance of our installed base, and better support a growing footprint of games, particularly within a single customer facility.

As a result of our continued investments, our growing product portfolio positions the Company to offer our tribal and commercial casino customers a full range of Class II and Class III products, as well as our award-winning slot tournament system and new premium participation games:

- ***TournEvent:*** Transforms the traditional process through which casino operators create tournament venues on their slot floors by offering a proprietary in-revenue game that can be converted into a tournament game. *TournEvent* also enables operators to create unique team slot tournaments, offering a variety of customizable configurations based on the number of players, mechanics of team advancement, rankings and prizes. As of September 30, 2012, *TournEvent* is available in 117 casinos nationwide encompassing nearly 1,800 total units.

- ***High Rise Games:*** The *High Rise Games* series allows us to address the premium participation segment of the slot floor. These games are presented in a unique gaming cabinet that features the industry's largest top box, a vertically oriented 37" LCD screen. As of September 30, 2012, we have deployed 198 *High Rise Games* units in 55 casinos in 11 states.

By expanding our portfolio with products such as *TournEvent* and the *High Rise Games*, we are able to work closely with our customers to more fully serve their needs, allowing us to forge deeper relationships with our customers and expanding the scope of our market opportunity.

Our growing library of Class II and Class III content also allows us more flexibility in managing our existing installed base. We can now more quickly replace titles within our installed base whose performance is in decline with fresh, high-performing content. Additionally, by offering our customers a greater choice when purchasing our gaming machines for use in their facilities, we can better support a larger footprint of games, effectively increasing our addressable market for game sales.

- ***Class II:*** The development of high-performing Class II content enables us to continue to serve our largest customer and, given the renewed focus on Class II content by our tribal customers, provides us with the opportunity to better serve our existing customers and secure new relationships with new tribal customers. As of September 30, 2012, we have 144 proprietary Class II video and mechanical reel game titles, compared to 106 at the end of fiscal 2011 and 70 at the end of fiscal 2010.

- ***Class III:*** Our investment in Class III game development is yielding new games and play features that provide enhanced entertainment experiences. Among our newest games are the *High Rise Games* series and *Side Action* series. As of September 30, 2012, we have 78 proprietary Class III video and mechanical reel game titles, compared to 44 at the end of fiscal 2011 and 41 at the end of fiscal 2010.

Gaming Operations Investment

We are also focused on investing in the maintenance and growth of our existing domestic installed base through the extension of placement or development agreements and continuous refreshes of existing games with new high performing games. We are also investing in new markets as they become available through the licensing process.

During fiscal 2012, we paid our largest customer total unit placement fees of $13.2 million as part of an agreement to extend approximately 85% of the units installed on a revenue sharing basis at three of the customer's facilities for a total of 3.5 years. This extension strengthened our long-term strategic alliance with our largest customer and solidified the recurring revenue stream from our games placed in the customer's facilities.

We are committed to leveraging our growing portfolio of high-earning proprietary games that are delivering an entertainment experience players find both exciting and entertaining. Through the continuous replacement of third party units within our participation footprint with our own proprietary games and content, we will be better positioned to generate a higher return on our investments in gaming technology and on our investments in securing floor space at our key customers' facilities. This proprietary product includes our Class II and Class III titles as well as our new *High Rise Games*, which have, to date, generated performance in excess of floor average.

Furthermore, we are focused on expanding our addressable markets to include new commercial and tribal jurisdictions. We are committed to offering new customers in newly licensed jurisdictions our products on a participation basis and believe our expanded product portfolio positions us to leverage our product development and licensing investments by further expanding our participation installed base.

Addressable Market Expansion

We continue a concerted effort to expand our total addressable market by targeting new gaming jurisdictions across the United States and ramping up our regulatory licensing activity. We have leveraged our expanding game portfolio gaming operations investments to target customers in newly licensed jurisdictions and to expand our national reach.

We secured licenses in fiscal 2012 to market and place or sell our products in Idaho, Michigan, Nebraska, New Mexico, North Dakota, Ohio and Pennsylvania, and secured a license to distribute and manufacture in Nevada in fiscal 2011. We are awaiting approval of our gaming platform in both Nevada and Pennsylvania, which are separate certifications than the distributor licenses in each state. As of September 30, 2012, we believe our 161 licenses in 27 states allows us to address approximately 35-45% of the total addressable market in the United States.

We are currently pursuing licensing in a number of new states and jurisdictions and the Company expects to receive licensing approval in British Columbia, Colorado, Delaware, West Virginia, Maryland and Oregon during fiscal 2013, with product placements and sales expected to begin in late fiscal 2013 and into fiscal 2014.

Profitability Growth

The final key piece of our long-term growth strategy is leveraging our focus on fiscal discipline to generate strong profitability and solid free cash flow, setting the stage for continued success. The Company's cash position rose by approximately $27.0 million in fiscal 2012 to $73.8 million as of September 30, 2012. The Company was in a net cash position (total cash in excess of total debt) at September 30, 2012 of $40.5 million compared to a net cash position of $9.7 million at September 30, 2011 and a net debt position of $22.8 million at September 30, 2010. Additionally, in fiscal 2012, the Company generated free cash flow of $29.3 million and total cash of $23.5 million compared to $31.2 million and $38.4 million, respectively, in fiscal 2011 and $31.7 million and $38.3 million, respectively, in fiscal 2010.

By generating strong financial returns in our business, we are further able to invest in the balance of our long-term growth strategy by developing additional new proprietary games, refreshing our existing installed base with high-performing games and expanding our installed base, and further expanding the number of markets where we are licensed. Please see the definitions of free cash flow and net cash position (net debt position) included in "Reconciliation of Non-GAAP Financial Measures" below.

RESULTS OF OPERATIONS

The following tables set forth our end-of-period installed base of player terminals as of September 30, 2012, 2011 and 2010.

	At September 30			At September 30		
End-of-period installed player terminal base:	**2012**	**2011**	**% change**	**2011**	**2010**	**% change**
Oklahoma	7,922	7,500	5.6 %	7,500	7,047	6.4 %
Washington	338	224	50.9 %	224	104	115.4 %
California	588	306	92.2 %	306	98	212.2 %
Mexico	913	3,475	(73.7)%	3,475	4,784	(27.4)%
Alabama	199	121	64.5 %	121	114	6.1 %
Other	1,623	1,228	32.2 %	1,228	885	38.8 %
Total participation units	11,583	12,854	(9.9)%	12,854	13,032	(1.4)%

Below are our revenues and costs and expenses for the periods noted above. This information should be read in conjunction with our Consolidated Financial Statements and notes thereto.

	Year ended September 30,			Year ended September 30,		
	2012	**2011**	**% change**	**2011**	**2010**	**% change**
	(in thousands)			(in thousands)		
Revenue						
Gaming Operations						
Participation revenue	$ 96,426	$ 86,107	12.0 %	$ 86,107	$ 84,983	1.3 %
Lottery	15,584	9,369	66.3 %	9,369	7,839	19.5 %
Gaming Equipment and Systems Sales						
Player terminal and equipment sales	33,626	23,243	44.7 %	23,243	18,148	28.1 %
Systems and Licensing	9,167	7,666	19.6 %	7,666	5,217	46.9 %
Other Revenue	1,373	1,470	(6.6)%	1,470	1,749	(16.0)%
Total Revenue	156,176	127,855	22.2 %	127,855	117,936	8.4 %
Costs and Expenses						
Cost of gaming operations revenue	9,004	9,136	(1.4)%	9,136	9,451	(3.3)%
Cost of revenues equipment and systems sales	18,548	14,623	26.8 %	14,623	11,065	32.2 %
Selling, general and administrative	49,648	42,042	18.1 %	42,042	39,293	7.0 %
Write-offs, reserves and impairment charges	1,187	2,013	(41.0)%	2,013	5,010	(59.8)%
Research and development	15,428	12,930	19.3 %	12,930	12,144	6.5 %
Amortization and depreciation	38,270	40,957	(6.6)%	40,957	51,593	(20.6)%
Other income (expense), net	1,206	225	436.0 %	225	(1,144)	119.7 %

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto, included in "Part IV – Item 15. Exhibits and Financial Statement Schedules."

Fiscal 2012 Compared to Fiscal 2011

Total revenues in fiscal 2012 were $156.2 million, compared to $127.9 million in fiscal 2011, a $28.3 million, or 22.2% increase, primarily due to an increase in proprietary unit sales and entry into new markets.

Gaming Operations – Participation Revenue

- Oklahoma gaming revenues were $62.7 million in fiscal 2012, compared to $60.8 million in fiscal 2011, an increase of $1.9 million, or 3.1%. Oklahoma's end of period unit count as of September 30, 2012 was 7,922 compared to 7,500 as of September 30, 2011, a 422 unit or 5.6% increase, with the majority of the increase taking place in the last quarter of fiscal 2012.

- Washington gaming revenues were $10.7 million in fiscal 2012, compared to $6.9 million in fiscal 2011, an increase of $3.7 million, or 53.5%. Washington's end of period unit count as of September 30, 2012 was 338 compared to 224 as of September 30, 2011, a 114 unit or 50.9% increase. The increase in gaming operations revenue was primarily the result of an increase in back office fees received on player terminals sold in a market which utilizes our back office equipment.

- Revenues from California were $6.1 million in fiscal 2012, compared to $2.3 million in fiscal 2011, an increase of $3.8 million, or 164.2%. California's end of period unit count as of September 30, 2012 was 588 compared to 306 as of September 30, 2011, a 282 unit or 92.2% increase. The increase in gaming operations revenue relates to the increase in participation units. The majority of units in fiscal 2011 were not installed until the latter part of the fiscal year.

- Revenues from the Mexico market were $2.0 million in fiscal 2012 and $7.0 million in fiscal 2011, a decrease of $5.0 million or 71.3%. As of September 30, 2012, we had 913 player terminals installed in Mexico compared to 3,475 player terminals installed as of September 30, 2011. The reduction in the number of units and corresponding reduction in revenue relates to our planned strategy to optimize our deployed capital in Mexico by removing older games from our customer locations and replacing units at a conservative pace to maximize the return on investment.

- Alabama gaming revenues increased $842,000, or 56.1%, to $2.3 million in fiscal 2012, compared to $1.5 million in fiscal 2011. The increase in revenue relates to the increase in player terminals. Revenue generated in fiscal 2012 and fiscal 2011 for Alabama relates exclusively to Native American customers within the state.

- Other gaming operations revenue relates to participation revenue from other states, including Wisconsin, Texas, New York, Minnesota, Kansas, Idaho, Michigan, Mississippi, Louisiana, Florida, Connecticut, New Mexico, Arizona, Arkansas, Indiana, Iowa, Ohio, and Rhode Island. Gaming revenue from these states combined was $12.7 million in fiscal 2012 compared to $7.6 million in fiscal 2011, a $5.0 million or 66.2%, increase. The end of period participation unit count for these states increased 32.2% to 1,623 as of September 30, 2012 from 1,228 as of September 30, 2011. The increase in gaming operations revenue was primarily the result of an increase in our installed base of participation games.

Gaming Operations – Lottery

- Revenues from the New York Lottery system increased $6.2 million, or 66.3%, to $15.6 million in fiscal 2012, from $9.4 million in fiscal 2011. The increase is attributable to the opening of the Resorts World Casino in New York, New York, which resulted in the addition of 2,500 video lottery terminals and electronic table games on October 28, 2011 and approximately 2,500 additional units on December 15, 2011. This increased the total number of units within the New York Lottery system from 12,500 as of September 30, 2011 to approximately 16,900 as of September 30, 2012. The unit count as of September 30, 2012 reflects a temporary removal of some units due to remodeling at two casinos. These terminals and games are not our units, thus are not included in our installed base; instead we provide the back office system and receive a percentage of the net win generated by these terminals and games from the New York Lottery.

Gaming Equipment and System Sales –Player Terminal and Equipment Sales

- Player terminal and equipment sales were $33.6 million in fiscal 2012, and $23.2 million in fiscal 2011, an increase of $10.4 million or 44.6%. Player terminal sales in fiscal 2012 were $29.5 million on the sale of 1,961 proprietary units, compared to sales of $17.5 million on the sale of 1,150 proprietary units in fiscal 2011. The player terminal and equipment sales increase is attributable to continued growth in new markets and continued penetration into existing markets. Gaming equipment sales were $2.1 million in fiscal 2012 compared to $2.7 million in the fiscal 2011 period. Generally, gaming equipment sales include ancillary equipment necessary for the full functionality of the player terminals in a casino. Player terminal and equipment sales also include $2.0 million and $3.1 million related to deferred revenue recognized during fiscal 2012 and fiscal 2011, respectively, due to final execution of deliverables or mutual agreement to changes in contract terms.

Gaming Equipment and System Sales – Systems and Licensing

- Systems and licensing sales revenue was $9.2 million in fiscal 2012, compared to $7.7 million in 2011, a $1.5 million or 19.7% increase. Systems and licensing revenue for 2012 relates to (i) $6.8 million of licenses associated with the player terminal sales during the period; (ii) $1.7 million of license revenue from game conversions; and (iii) $665,000 of systems and game themes sold in prior periods being amortized to revenue from deferred revenue over the contract period. Systems and licensing revenue in fiscal 2011 relates to (i) $4.3 million of systems and game themes sold in prior periods being recognized from deferred revenue during the period; (ii) $3.0 million of licenses associated with the player terminal sales during the period; and (iii) $411,000 of license revenue from game conversions. The increase in the year for systems and licensing is primarily attributable to the increase in sale of licenses related to player terminal sales.

Other Revenue

- Other revenue was $1.4 million in fiscal 2012 and $1.5 million in fiscal 2011 a $97,000, or 6.6%, decrease. This reduction relates to a decrease in maintenance and service contracts in fiscal 2012.

Cost of Gaming Operations Revenue

- Total cost of gaming operations revenue, which includes field service and network operations personnel, as well as royalty and participation fees, decreased $132,000, or 1.4%, to $9.0 million in fiscal 2012, from $9.1 million in fiscal 2011. Costs of gaming operations revenue decreased primarily due to fewer participation fees paid to third-parties for their leased machines.

Cost of Equipment & System Sales

- Cost of equipment and system sales, which includes the cost of goods sold for player terminals and other equipment and system sales, increased $3.9 million, or 26.8%, to $18.5 million in fiscal 2012, from $14.6 million in fiscal 2011, primarily due to the increase in player terminal equipment sales. Costs of revenues related to player terminal sales were $16.1 million and $8.7 million in fiscal 2012 and fiscal 2011, respectively. Cost of equipment and system sales in fiscal 2012 includes $1.3 million related to the sale of gaming equipment during the period and $1.2 million of costs of prior period shipments being amortized from deferred revenue over the contract period. Cost of equipment and system sales in fiscal 2011 includes $4.7 million of costs of prior period shipments being amortized from deferred revenue over the contract period and $1.2 million related to the sale of gaming equipment during the period.

Selling, General and Administrative Expenses

- Selling, general and administrative expenses, or SG&A, increased approximately $7.6 million, or 18.1%, to $49.6 million in fiscal 2012, from $42.0 million in fiscal 2011. This increase was primarily a result of an increase in (i) salaries and wages and employee benefits of $2.1 million to retain and attract employees; (ii) stock compensation expense of $1.9 million; (iii) long term incentives of $1.5 million; (iv) annual incentives of $784,000; (v) advertising and promotions of $600,000; and (vi) other taxes and license fees of $583,000.

Write-off, reserve and impairment charges

- Write-off, reserve and impairment charges in fiscal 2012 were $1.2 million, a decrease of $826,000, or 41.0%, compared to $2.0 million in fiscal 2011. The write-off, reserve and impairment recorded charges in fiscal 2012 consisted of a reserve for a Mexico income tax assessment during the current period due to a change in the status of the claim. The write-off, reserve and impairment charges in fiscal 2011 consisted of (i) an $821,000 write-off of older equipment deemed obsolete due to changes in the rate of adoption of our newer proprietary game content; (ii) a $484,000 payment for a central system service interruption; (iii) a $355,000 write-off of prepaid loan fees in conjunction with the refinancing of our credit facility; (iv) a $203,000 write-off of install costs at the Alabama locations associated with our voluntary withdrawal from the charitable bingo market; and (v) $150,000 related to a Mexico customs audit.

Research & Development

- Research and development expenses increased approximately $2.5 million, or 19.3%, to $15.4 million in fiscal 2012, from $12.9 million in fiscal 2011. Our research and development costs increased primarily due to salaries and wages, due to increased headcount and continued efforts to attract and retain employees, independent testing lab fees, and contract labor.

Depreciation and Amortization

- Depreciation expense decreased $3.6 million, or 9.6%, to $33.7 million in fiscal 2012 from $37.3 million in fiscal 2011, primarily as a result certain assets becoming fully depreciated. Amortization expense increased $911,000, or 24.8%, to $4.6 million in fiscal 2012, compared to $3.7 million in fiscal 2011, primarily because of an increase in capitalized software costs, which led to an increase in the associated amortization expense.

Other Income and Expense

- Interest income decreased $1.0 million, or 39.4%, to $1.6 million in fiscal 2012, from $2.6 million in fiscal 2011 due to reduced outstanding note receivable balances. During fiscal 2012, the Company recorded imputed interest of $1.3 million relating to development agreements with an imputed interest rate range of 5.25% to 9.0%, compared to $2.3 million for the same period in fiscal 2011.

- Interest expense decreased $1.7 million, or 54.5%, to $1.4 million in fiscal 2012, from $3.1 million in fiscal 2011 due to a significant reduction in interest rates charged under our Credit Agreement and a reduction in the outstanding debt balance.

- Other income increased $322,000 to other income of $1.0 million in fiscal 2012, from $723,000 in fiscal 2011. The increase primarily relates to a gain on the exchange of used equipment with a third party equipment supplier.

Income Taxes

- Income tax expense decreased to a benefit of $2.9 million in fiscal 2012, compared to an expense of $702,000 in fiscal 2011. These figures represent an effective tax rate of (11.4%) and 11.0% in fiscal 2012 and fiscal 2011, respectively. As of September 30, 2012, management considered the likelihood of realizing the future benefits associated with the Company's existing deductible temporary differences and carryforwards. Management assesses the likelihood that deferred tax assets will be realized, and recognizes a valuation allowance if it is more likely than not that some portion of the deferred tax assets will not be realized. This assessment requires judgment as to the likelihood and amounts of future taxable income by tax jurisdiction.

- We believe that as of September 30, 2012 the objective and verifiable evidence of our historical pretax net income (three year cumulative book net income was achieved during the fourth fiscal quarter of 2012), coupled with sustained taxable income and projected future earnings outweighs the negative evidence of our previous year losses related to our United States income taxes. Therefore, we determined that it is more likely than not that we will realize the benefits associated with our deferred tax assets in the United States. As a result, we decreased our valuation allowance by approximately $12.7 million during fiscal 2012 such that no valuation allowance has been recorded against our U.S. deferred tax assets at September 30, 2012. In Mexico we continue to experience tax losses and therefore management determined that it is not more likely than not that the future benefit associated with all of our existing deductible temporary differences and carryforwards in Mexico will be realized. As a result, we have maintained a full valuation allowance against all of its remaining Mexican deferred tax assets.

- We expect our effective cash tax rate in fiscal 2013 to be in the range of 36%-40%. Although we believe that our tax estimates are reasonable, the ultimate tax determination involves significant judgment that is subject to audit by tax authorities in the ordinary course of business.

- The Financial Accounting Standards Board (FASB) has issued Accounting Standard Codification (ASC) Topic 740, "Income Taxes" (formerly issued as FASB Interpretation No. 48, or FIN 48, "Accounting for Uncertainty in Income Taxes," an interpretation of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes") to clarify the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. ASC Topic 740 also prescribes a recognition threshold and measurement attribute for the financial statement recognition, and for the measurement of a tax position taken or expected to be taken in a tax return. The FASB standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We adopted ASC Topic 740 in the first quarter of fiscal 2008. During the fiscal year ended September 30, 2012 management increased the liability related to uncertain tax positions for an additional tax uncertainty related to our Mexico operations, as well as an estimated interest amount. The liability related to uncertain tax positions was also reduced during the year for a previously recognized uncertainty that has been effectively settled. The resulting liability related to uncertain tax positions at September 30, 2012, including interest and penalties, was approximately $1.6 million.

Fiscal 2011 Compared to Fiscal 2010

Total revenues in fiscal 2011 were $127.9 million, compared to $117.9 million in fiscal 2010, a $10 million, or 8.4% increase, primarily due to an increase in proprietary sales and entry into new markets.

Gaming Operations – Participation Revenue

- Oklahoma gaming revenues were $60.8 million in fiscal 2011, compared to $60.4 million in fiscal 2010, an increase of $310,000, or 0.5%. Oklahoma's end of period unit count as of September 30, 2011 was 7,500 compared to 7,047 as of September 30, 2010, a 453 unit, or 6.4% increase.

- Washington gaming revenues were $6.9 million in fiscal 2011, compared to $4.6 million in fiscal 2010, an increase of $2.3 million, or 51.4%. Washington's end of period unit count as of September 30, 2011 was 224 compared to 104 as of September 30, 2010, a 120 unit or 115.4% increase. The increase in gaming operations revenue was primarily the result of an increase in back office fees received on player terminals sold in a market which utilizes our back office equipment.

- Revenues from California were $2.3 million in fiscal 2011, compared to $381,000 in fiscal 2010, an increase of $1.9 million, or 507.1%. California's end of period unit count as of September 30, 2011 was 306 compared to 98 as of September 30, 2010, a 208 unit or 212.2% increase. The increase in gaming operations revenue relates to the increase in participation units, as most units in fiscal 2011 were not installed until the latter part of fiscal 2011.

- Revenues from the Mexico market were $7.0 million in fiscal 2011 and $8.5 million in fiscal 2010, a decrease of $1.5 million or 17.5%. As of September 30, 2011, we had 3,475 player terminals installed in Mexico compared to 4,784 terminals installed at September 30, 2010. The reduction in the number of units and corresponding reduction in revenue relates to our planned strategy to optimize our deployed capital in Mexico by removing older games from our customer locations and replacing units at a conservative pace to maximize the return on investment.

- Alabama gaming revenues decreased $3.2 million, or 68.8%, to $1.5 million in fiscal 2011, compared to $4.7 million in fiscal 2010. The decrease in revenue relates to the Company's removal of its charitable bingo units from the state of Alabama as previously disclosed. Revenue generated in fiscal 2011 for Alabama relates exclusively to Native American customers within the state.

- Other gaming operations revenue relates to participation revenue from other states, including Wisconsin, Texas, New York, Minnesota, Kansas, Idaho, Mississippi, Louisiana, Florida, Connecticut, New Mexico and Rhode Island. Gaming revenue from these states combined was $7.6 million in fiscal 2011 compared to $6.4 million in fiscal 2010, a $1.3 million or 19.7%, increase. The end of period participation unit count for these states increased 38.8% to 1,228 as of September 30, 2011 from 885 as of September 30, 2010. The increase in gaming operations revenue was primarily the result of an increase in our installed base of participation games, as well as an increase in back office fees received on player terminals sold in a market which utilizes our back office equipment.

Gaming Operations – Lottery

- Revenues from the New York Lottery system increased $1.5 million, or 19.5% to $9.4 million in fiscal 2011, from $7.8 million in fiscal 2010. At September 30, 2011 and September 30, 2010, eight of the nine planned racetracks were operational with approximately 12,500 total terminals. The increase in revenues is attributable to increased activity within the New York Lottery system, the deployment of table games, and expanded operating hours at certain customer sites.

Gaming Equipment and System Sales –Player Terminal and Equipment Sales

- Player terminal and equipment sales were $23.2 million in fiscal 2011, and $18.1 million in fiscal 2010, an increase of $5.1 million or 28.1%. Player terminal sales in fiscal 2011 were $17.5 million on the sale of 1,150 proprietary units, compared to sales of $13.2 million on the sale of 930 proprietary units in fiscal 2010. The increase in fiscal 2011 for player terminal and equipment sales is attributable to continued growth in new markets and continued penetration into existing markets. Gaming equipment sales were $2.7 million in fiscal 2011 compared to $3.5 million in fiscal 2010. Generally, gaming equipment sales include ancillary equipment necessary for the full functionality of the player terminals in a casino. Player terminal and equipment sales also include $3.1 million and $1.4 million related to deferred revenue recognized during fiscal 2011 and fiscal 2010, respectively, due to final execution of deliverables or mutual agreement to changes in contract terms.

Gaming Equipment and System Sales – Systems and Licensing

- Systems and licensing sales revenue was $7.7 million in fiscal 2011, compared to $5.2 million in fiscal 2010, a $2.4 million, or 46.9% increase. Systems and licensing revenue in fiscal 2011 relates to (i) $4.3 million of systems and game themes sold in prior periods being amortized to revenue from deferred revenue over the contract period; (ii) $3.0 million of licenses associated with the player terminal sales during the period; and (iii) $411,000 of license revenue from game conversions. Systems and licensing revenue in fiscal 2010 relates to (i) $2.6 million of systems and game themes sold in prior periods being recognized from deferred revenue during the period; (ii) a system sale of $1.0 million; (iii) $1.1 million of licenses associated with the player terminal sales during the period; and (iv) $414,000 of license revenue from game conversions. The increase in the year for systems and licensing is primarily attributable to the increase in sale of licenses related to player terminal sales and the increase in recognized deferred revenue relates to a one-time system development for hire contract.

Other Revenue

- Other revenue was $1.5 million in fiscal 2011 and $1.7 million in fiscal 2010, a $279,000, or 16.0%, decrease. This reduction relates to a decrease in maintenance and service contracts in fiscal 2011.

Cost of Gaming Operations Revenue

- Total cost of gaming operations revenue, which includes field service and network operations personnel, as well as royalty and participation fees, decreased $315,000, or 3.3%, to $9.1 million in fiscal 2011, from $9.5 million in fiscal 2010. Costs of gaming operations revenue decreased primarily due to fewer participation fees paid to third-parties for their leased machines.

Cost of Equipment & System Sales

- Cost of equipment and system sales, which includes the cost of goods sold for player terminals and other equipment and system sales, increased $3.6 million, or 32.2%, to $14.6 million in fiscal 2011, from $11.1 million in fiscal 2010, primarily due to the increase in player terminal equipment sales. Costs of revenues related to player terminal sales were $8.7 million and $6.9 million in fiscal 2011 and fiscal 2010, respectively. Cost of equipment and system sales in fiscal 2011 includes $4.7 million of costs of prior period shipments being amortized from deferred revenue over the contract period and $1.2 million related to the sale of gaming equipment during the period. Cost of equipment and system sales in fiscal 2010 includes $2.8 million of costs of prior period shipments being amortized from deferred revenue over the contract period and $1.4 million related to the sale of gaming equipment during the period.

Selling, General and Administrative Expenses

- Selling, general and administrative expenses, or SG&A, increased approximately $2.7 million, or 7.0%, to $42.0 million in fiscal 2011, from $39.3 million in fiscal 2010. This increase was primarily a result of an increase in salaries and wages and employee benefits of $2.4 million to retain and attract employees and an increase of $570,000 related to an increase in annual incentives, partially offset by a decrease of legal and accounting fees of $515,000.

Write-off, reserve and impairment charges

- Write-off, reserve and impairment charges in fiscal 2011 were $2.0 million, a decrease of $3.0 million, or 59.8%, compared to $5.0 million in 2010. The charges in the current period consisted of (i) an $821,000 write-off of older equipment deemed obsolete due to changes in the rate of adoption of our newer proprietary game content; (ii) a $484,000 payment for a central system service interruption; (iii) a $355,000 write-off of prepaid loan fees in conjunction with the refinancing of our credit facility; (iv) a $203,000 write-off of install costs at the Alabama locations associated with our voluntary withdrawal from the charitable bingo market; and (v) $150,000 related to a Mexico customs audit. The write-off, reserve and impairment charges in fiscal 2010 consisted of $3.1 million of reserves and impairment charges for a note receivable and installation and other costs within the state of Alabama and $1.9 million of write-offs of patents and trademarks, intangibles, prepaid loan fees, and a reserve for sales and use taxes.

Research & Development

- Research and development expenses, increased approximately $786,000, or 6.5%, to $12.9 million in fiscal 2011, from $12.1 million in fiscal 2010. The increase was primarily the result of higher salaries and wages due to increased headcount and continued efforts to attract and retain employees.

Depreciation and Amortization

- Depreciation expense decreased $10.8 million, or 22.5%, to $37.3 million in fiscal 2011 from $48.1 million in fiscal 2010, primarily as a result of a reduction in capital expenditures in fiscal 2011 and fiscal 2010 compared to prior fiscal years and fixed assets from those prior fiscal years becoming fully depreciated. Amortization expense increased $166,000, or 4.7%, to $3.7 million in fiscal 2011, compared to $3.5 million in fiscal 2010, primarily because of a slight increase in capitalized software costs.

Other Income and Expense

- Interest income decreased $1.0 million, or 27.9%, to $2.6 million in fiscal 2011, from $3.6 million in fiscal 2010 due to reduced outstanding note receivable balances. During fiscal 2011, the Company recorded imputed interest of $2.3 million relating to development agreements with an imputed interest rate range of 5.25% to 9.0%, compared to $3.2 million for fiscal 2010.

- Interest expense decreased $1.5 million, or 33.2%, to $3.1 million in fiscal 2011, from $4.6 million in fiscal 2010 due to a reduction in the outstanding debt balance.

- Other income (expense) increased $842,000, or 707.6%, to other income of $723,000 in fiscal 2011 from other expense of $119,000 in fiscal 2010. The increase primarily relates to a gain on the exchange of used equipment with a third party equipment supplier.

Income Taxes

- Income tax expense increased to $702,000 in fiscal 2011, compared to a benefit of $14.4 million in fiscal 2010. These figures represent an effective tax rate of 11.0% and 122.0% in fiscal 2011 and 2010, respectively. As of September 30, 2011, management considered the likelihood of realizing the future benefits associated with the Company's existing deductible temporary differences and carryforwards. As a result of this analysis, and based on a cumulative loss in the prior three fiscal years, management determined that it is not more likely than not that the future benefit associated with all of the Company's existing deductible temporary differences and carryforwards in the U.S. and Mexico will be realized. As a result, the Company maintained a valuation allowance against all of its remaining deferred tax assets.

- The Financial Accounting Standards Board (FASB) has issued Accounting Standard Codification (ASC) Topic 740, "Income Taxes" (formerly issued as FASB Interpretation No. 48, or FIN 48, "Accounting for Uncertainty in Income Taxes," an interpretation of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes") to clarify the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. ASC Topic 740 also prescribes a recognition threshold and measurement attribute for the financial statement recognition, and for the measurement of a tax position taken or expected to be taken in a tax return. The FASB standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We adopted ASC Topic 740 in the first quarter of fiscal 2008 and recorded a liability of $295,000 (in the first quarter of fiscal 2008) related to uncertain tax positions. This reserve was charged to Retained Earnings. During the fiscal year ended September 30, 2011 management increased the liability related to uncertain tax positions for an additional tax uncertainty as well as an estimated interest amount. The liability related to uncertain tax positions was also reduced during the year for a previously recognized uncertainty that has been audited. The resulting liability related to uncertain tax positions at September 30, 2011, including interest and penalties, was approximately $853,000.

RECENT ACCOUNTING PRONOUNCEMENTS

Recently adopted accounting pronouncements

In April 2010, the FASB issued new accounting guidance related to accruals for casino jackpot liabilities. Specifically, the guidance clarifies that an entity should not accrue jackpot liabilities, or portions thereof, before a jackpot is won if the entity can avoid paying the jackpot. Jackpots should be accrued and charged to revenue when an entity has the obligation to pay the jackpot. The guidance applies to both base and progressive jackpots. The new guidance is effective for fiscal years beginning on or after December 15, 2010. The Company adopted the guidance as of October 1, 2011, and it did not have a material impact on its consolidated results of operations, financial position or cash flows.

In April 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-02, "Receivables (Topic 310) - A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring" (ASU 2011-02). The guidance clarifies whether a creditor has granted a concession and whether a debtor is experiencing financial difficulties for purposes of determining whether a restructuring is a troubled debt restructuring. The new guidance is effective for interim or annual periods beginning after June 15, 2011. The Company adopted the guidance as of October 1, 2011, and it did not have a material impact on its consolidated results of operations, financial position and cash flows.

In May 2011, the FASB issued ASU No. 2011-04, "Fair Value Measurement (Topic 820) - Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS" (ASU 2011-04). The guidance improves the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The new guidance was effective for interim or annual periods beginning after December 15, 2011. The Company adopted the guidance as of January 1, 2012, and it did not have a material impact on its consolidated results of operations, financial position and cash flows.

In June 2011, the FASB issued ASU No. 2011-05, "Comprehensive Income (Topic 220) - Presentation of Comprehensive Income" (ASU 2011-05). The guidance improves the comparability, consistency, and transparency of financial reporting and increases the prominence of items reported in comprehensive income, while facilitating the convergence of U.S. GAAP and IFRS. The guidance eliminates the option to present components of other comprehensive income as part of the statement of stockholders' equity, and instead requires a single continuous statement of comprehensive income as part of the statement of operations or a separate, but continuous, statement of other comprehensive income. The new guidance was effective for interim or annual periods beginning after December 15, 2011. The Company adopted the guidance as of January 1, 2012, and it did not have a material impact on its consolidated results of operations, financial position or cash flows, other than the presentation thereof.

Recently issued accounting pronouncements not yet adopted

In December 2011, the FASB issued ASU No. 2011-11, *"Disclosures about Offsetting Assets and Liabilities"* ("ASU No. 2011-11") to require new disclosures about offsetting assets and liabilities which requires an entity to disclose information about financial instruments that have been offset and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. Entities will be required to provide both net (offset amounts) and gross information in the notes to the financial statements for relevant assets and liabilities that are offset. ASU No. 2011-11 is for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The Company expects to adopt this guidance during its 2013 fiscal year and does not expect it will have a significant impact on its consolidated results of operations, financial condition and cash flows.

In July 2012, the FASB issued ASU No. 2012-02, "*Intangibles - Goodwill and Other (Topic 350) Testing Indefinite-Lived Intangible Assets for Impairment*" ("ASU No. 2012-02") which states that an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. The outcome of the assessment is used as a basis for determining whether it is necessary to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value to the carrying amount. ASU No. 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, although early adoption is permitted. The Company expects to adopt this guidance during its 2013 fiscal year and does not believe it will have a significant impact on its consolidated results of operations, financial condition and cash flows.

The Company believes there is no additional new accounting guidance adopted but not yet effective that is relevant to the readers of our consolidated financial statements. However, several new Exposure Drafts and proposals are under development which, if and when enacted, may have a significant impact on its consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2012, we had $73.8 million in unrestricted cash and cash equivalents, compared to $46.7 million and $21.8 million as of September 30, 2011 and 2010, respectively. During fiscal 2012 and fiscal 2011, we received approximately $17.3 million and $16.6 million, respectively, from notes receivable, of which $15.8 million and $15.0 million were collected on development agreements. Our working capital as of September 30, 2012 was $87.1 million compared to a working capital of $59.3 million at September 30, 2011. The increase in working capital was primarily the result of an increase in cash collections from notes receivable, exercises of stock options, and an increase in prepaid expenses. In addition, during fiscal 2012, fiscal 2011, and fiscal 2010 we received $9.3 million, $3.9 million, and $1.6 million, respectively, for proceeds from the exercise of stock options. During fiscal 2012, we used $45.2 million million for net capital expenditures of property and equipment compared to $37.4 million and $25.8 million in fiscal 2011 and fiscal 2010, respectively. In addition, we have $33.3 million outstanding and $37.0 million available for future borrowings under our Credit Agreement, subject to covenant restrictions (see the discussion of our Credit Agreement in "Part IV - Item 15. Note 10 to the Notes to Consolidated Financial Statements - Credit Agreement, Long-Term Debt and Capital Leases" and below). Availability under the Credit Agreement is reduced to the extent of a $3.5 million outstanding letter of credit.

Our principal sources of liquidity have been cash generated by operations, available cash and cash equivalents, and amounts available under our Credit Agreement. Absent any significant change in market condition, we expect anticipated working capital and capital expenditure requirements for the next twelve months will be funded by these sources. There can be no assurance, however, that we will continue to generate cash flows at or above current levels or that our Credit Agreement and other sources of capital will be available to us in the future.

As of September 30, 2012, our total contractual cash obligations were as follows (in thousands):

	Payments due by period				
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Credit Agreement Term Loan[1]	$ 3,700	$ 7,400	$ 22,200	$ —	$ 33,300
Estimated Interest Payments[1]	991	1,624	540	—	3,155
Operating Lease Obligations[2]	1,123	3,337	1,944	21	6,425
Purchase Commitments	30,383	—	—	—	30,383
Total[3]	**$ 36,197**	**$ 12,361**	**$ 24,684**	**$ 21**	**$ 73,263**

(1) Consists of amounts borrowed under the term loan to our Credit Agreement at the Eurodollar rate plus the applicable spread (3.23% as of September 30, 2012).

(2) Consists of operating leases for our facilities and office equipment.

(3) Uncertain tax position liabilities of $1.6 million as of September 30, 2012 are excluded from the contractual obligations table because the Company cannot make a reasonably reliable estimate of the period in which a cash settlement may be reached with the respective taxing authority.

During fiscal 2012, we generated $74.5 million in cash from our operations, an increase of $5.9 million, or 8.7%, from $68.6 million during the same period of 2011. The increase was primarily the result of a $22.5 million increase in net income and a decrease of $4.0 million in inventory purchases, partially offset by a decrease of $19.6 million in the federal and state tax receivable.

During fiscal 2011, we generated $68.6 million in cash from our operations, an increase of $11.1 million, or 19.2%, compared to $57.5 million during fiscal 2010. The increase was primarily the result of an $18.1 million tax refund received in the fiscal 2011 period and continued collections on notes receivable offset by an increase of accounts receivables related to increased gaming equipment and system sales, as well as an increase in inventories to accommodate expected future activity and a decrease of accounts payables.

Cash used in investing activities increased $20.9 million, or 69.1%, to $51.1 million, in fiscal 2012 from $30.2 million during fiscal 2011. The increase was primarily the result of increases in placement fee agreement payments of $12.6 million, and in net capital expenditures, defined as acquisitions of property and equipment and leased gaming equipment less transfer of leased gaming equipment to inventory, of $7.8 million, partially offset by an increase in repayments under development agreements of $863,000.

Cash used in investing activities increased $11.0 million, or 57.2%, to $30.2 million during fiscal 2011, from $19.2 million in fiscal 2010. The increase was primarily the result of an increase in net capital expenditures of property and equipment of $11.6 million. Additions to property and equipment and leased gaming equipment consisted of the following:

	2012	2011	2010
	(In thousands)		
Gaming equipment	$ 43,148	$ 31,901	$ 20,971
Third-party gaming content licenses	1,860	5,176	5,742
Other	5,297	2,268	791
Additions to property and equipment and leased gaming equipment, gross	**50,305**	**39,345**	**27,504**
Less transfer of leased gaming equipment to inventory	(5,085)	(1,969)	(1,704)
Additions to property and equipment and leased gaming equipment, net	**$ 45,220**	**$ 37,376**	**$ 25,800**

Cash provided by financing activities increased by $17.4 million, or 127.0%, to $3.7 million during fiscal 2012, from a usage of $13.7 million in the same period of fiscal 2011. The increase was primarily the result of (i) a $8.2 million decrease in the purchase of treasury stock; (ii) a $5.3 million increase of proceeds related to the exercise of stock options; and (iii) a decrease of principal payments on long term debt during fiscal 2012 compared to fiscal 2011.

Cash used in financing activities decreased by $15.0 million, or 52.3%, to $13.7 million in fiscal 2011, from $28.7 million in fiscal 2010. The decrease was primarily the result of the paydown of the revolving credit commitment under our credit agreement by $30.4 million during the twelve month periods ended September 30, 2010 versus $7.6 million in fiscal 2011, offset by the $10.0 million used for stock repurchases in the twelve month period ended September 30, 2011.

Our capital expenditures for the next 12 months will depend upon the number of new player terminals that we are able to place into service at new or existing facilities and the actual number of repairs and equipment upgrades to the player terminals that are currently in the field. We intend to increase the number of new player terminals through expansion into new markets, which we expect to increase our capital expenditures.

Credit Agreement

The Company's Credit Agreement, long-term debt consisted of the following:

	September 30, 2012	September 30, 2011
	(In thousands)	
Term loan facility	$ 33,300	$ 37,000
Less: current portion of long-term debt	(3,700)	(3,700)
Long-term debt, less current portion	$ 29,600	$ 33,300

On August 3, 2011, the Company entered into an amended and restated credit agreement with Comerica Bank in its capacity as administrative agent and lead arranger and Wells Fargo Bank, N.A., as syndication agent (the "Credit Agreement"), to provide the Company a $74.0 million credit facility which replaced its previous credit facility with Comerica Bank in its entirety. The Credit Agreement consists of three facilities: an approximately $20.6 million revolving credit facility, a $37.0 million term loan, and an approximately $16.4 million draw-to term loan. The Credit Agreement, and advances made thereunder, mature on August 3, 2016. The term loan is amortized on a straight-line basis over a ten-year period, payable in equal quarterly installments of $925,000. The revolving credit facility and the draw-to term loan provide the Company the ability to finance development and placement agreements, acquisitions, and working capital for general corporate purposes. As of September 30, 2012, $33.3 million was outstanding on the term loan which bore interest at 3.23%. No amounts were outstanding on the revolving credit facility and the draw-to term loan; however each facility had approximately $20.6 million and $16.4 million, respectively, available for borrowings as of September 30, 2012. The Company has the ability to draw on the draw-to term loan until February 3, 2014 and on the revolving credit facility until maturity of the credit agreement on August 3, 2016.

On September 21, 2012, the Company and the lenders entered into Amendment No. 1 to the Credit Agreement. Amendment No. 1 provides for, among other things, an increase in the limitation on capital expenditures from $40.0 million to $60.0 million annually, an increase in the limitation on debt to finance acquisitions and capital asset purchases from $500,000 to $1.0 million, and an amendment to the applicable margin grid, which provided for a margin reduction of 25 bps in both levels, as further set forth in the table below.

The components of the Credit Agreement will be priced based on an applicable margin grid according to the Company's leverage ratio. Assuming that the Company utilizes LIBOR as the key interest rate driver, effective as of Amendment No. 1, the following margins would apply based on the applicable leverage ratio:

	Level I	**Level II**
Consolidated Total Leverage Ratio	**Less than 0.75 to 1.00**	**Greater than or equal to 0.75 to 1.00**
Term loan	2.75	3.25
Revolving credit facility	2.00	2.50
Draw-to term loan	2.75	3.25

The Company obtained Level I pricing on December 5, 2011 upon delivering its financial statements for the year ended September 30, 2011 and continues to have Level I pricing subsequent to Amendment No. 1.

The Credit Agreement is collateralized by substantially all of the Company's assets. The Company is subject to two primary financial covenants: a total leverage ratio and a fixed charge coverage ratio. The total leverage ratio is calculated as total net funded debt to EBITDA (which is defined in the Credit Agreement as net income before interest expense, tax expense, depreciation and amortization expense, stock compensation expense and any extraordinary, unusual or non-cash non-recurring expenses up to $7.5 million for any trailing twelve month period, less any non-cash income items, including income tax credits, and any extraordinary income or gains). Total net funded debt is defined as total funded debt of the Company less unrestricted cash in excess of $10.0 million. The Company will be required to maintain a total leverage ratio of 1.5 to 1.0.

The fixed charge coverage ratio is calculated as EBITDA minus:

- Income tax expense
- Dividends or other distributions on equity, not funded by the Credit Agreement
- Routine capital expenditures, defined as $2.5 million per quarter
- Repurchases or redemptions of capital stock, not funded by the Credit Agreement
- Payments and advances under development agreements, not funded by the Credit Agreement

Fixed charges include interest expense and all regularly scheduled installments of principal. The Company is required to maintain a fixed charge coverage ratio of 1.2 to 1.0.

We are currently in compliance with the covenants in the Credit Agreement; however, we cannot be certain that we will be able to achieve our operating objectives for fiscal 2013 and that we will continue to meet our covenants in the Credit Agreement in the future.

If we fail to remain in compliance with the covenants of the Credit Agreement, we will be required to seek modification or waiver of the provisions of that agreement and potentially secure additional sources of capital. We cannot be certain that, if required, we will be able to successfully negotiate additional changes to or waivers of the Credit Agreement. Alternatively, we may incur significant costs related to obtaining requisite waivers or renegotiation of the Credit Agreement that could have a material and adverse effect on our operating results.

Our performance and financial results are, to a certain extent, subject to general conditions in or affecting the Native American gaming industry, as well as general economic, political, financial, competitive, and regulatory factors beyond our control. If our business does not continue to generate cash flow at appropriate levels or if we receive a material judgment against us in a lawsuit (See generally "Part II - Item 1A. Risk Factors"), we may need to raise additional financing. Sources of additional financing might include additional bank debt or the public or private sale of equity or debt securities. However, sufficient funds may not be available, on terms acceptable to us or at all, from these sources, or any others, to enable us to make necessary capital expenditures and to make discretionary investments in the future.

Stock Repurchase Authorizations

In November 2012, our Board of Directors approved a plan to repurchase up to $40 million of our outstanding common stock over a three-year period. The new share repurchase authorization replaces a $15 million repurchase authorization that was due to expire in December 2013 and which had approximately $3.1 million of repurchase authorization remaining. During fiscal 2012, we purchased 392,821 shares of our common stock for approximately $1.9 million at an average cost of $4.78 per share, exclusive of broker fees. From the inception of the program in December 2010 through September 30, 2012, the Company has purchased approximately 2.2 million shares of its common stock for $11.9 million at an average cost of $5.36 per share, exclusive of broker fees. The share repurchase program is subject to the Company's Credit Agreement and a 10b5-1 plan, in which purchases may be made from time to time in the open market, subject to certain pricing parameters.

Stock-Based Compensation

At September 30, 2012, we had approximately 3.9 million options to purchase common stock outstanding, with exercise prices ranging from $1.61 to $18.71 per share, of which, approximately 1.8 million of the outstanding options to purchase common stock were exercisable.

During the twelve months ended September 30, 2012, options to purchase 1.1 million shares of common stock were granted at a weighted average exercise price of $6.98 per share, and we issued 1.7 million shares of common stock as a result of stock option exercises with a weighted average exercise price of $5.02. The Company also granted to its non-employee directors restricted stock in the aggregate of 48,000 shares during the twelve-months ended September 30, 2012 at an average fair value per share price of $10.16 and granted to certain of its executive officers restricted stock units in the aggregate of 120,000 shares during the twelve-months ended September 30, 2012 at an average fair value per share of $15.58.

At September 30, 2011, we had approximately 4.8 million options to purchase common stock outstanding, with exercise prices ranging from $1.61 to $18.71 per share, of which, approximately 2.7 million of the outstanding options to purchase common stock were exercisable.

During the twelve-months ended September 30, 2011, options to purchase 566,700 shares of common stock were granted at a weighted average exercise price of $4.64 per share, and we issued 1.0 million shares of common stock as a result of stock option exercises with a weighted average exercise price of $3.80.

SEASONALITY

We believe our operations are not materially affected by seasonal factors, although we have experienced fluctuations in our revenues from period to period.

CONTINGENCIES

For information regarding contingencies, see "Consolidated Financial Statements – Note 16 - Commitments and Contingencies" and "PART I – Item 3. Legal Proceedings."

OFF-BALANCE SHEET ARRANGEMENTS

As of September 30, 2012, the Company had an outstanding letter of credit issued under our domestic credit facility to ensure payment of a bond to certain Mexican taxing authorities in the amount of $3.5 million. Such off-balance sheet arrangements are not reasonably likely to have a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or resources. See Note 13 of the Notes to Consolidated Financial Statements "Commitments and Contingencies."

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We prepare our consolidated financial statements in conformity with U.S. GAAP. As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based on the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the periods presented. There can be no assurance that actual results will not differ from those estimates. We believe the following represent our most critical accounting policies.

Management considers an accounting estimate to be critical if:

- It requires assumptions to be made that were uncertain at the time the estimate was made (Critical Assumption #1), and

- Changes in the estimate or different estimates that could have been selected could have a material impact on our consolidated results of operation or financial condition (Critical Assumption #2).

Revenue Recognition. As further discussed in the discussion of our Revenue Recognition policy in Note 2 of our consolidated financial statements, revenue from sales arrangements with multiple deliverables, is applied using the guidance from ASU No. 2009-13, "Revenue Recognition (Topic 605), Multiple-Deliverable Revenue Arrangements." ASU No. 2009-13 establishes the accounting and reporting guidance for arrangements under which the vendor will perform multiple revenue-generating activities; specifically, how to separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting. In addition, the Company applies the guidance from ASU No. 2009-14, "Software (Topic 985), Certain Revenue Arrangements that Include Software Elements," which affects vendors that sell or lease tangible products in an arrangement that contains software that is more than incidental to the tangible product as a whole and clarifying what guidance should be used in allocating and measuring revenue.

The majority of the Company's multiple element sales contracts are for some combination of gaming equipment, player terminals, content, system software, license fees, and maintenance. ASU No. 2009-13 states that revenue arrangements with multiple deliverables should be divided into separate units of accounting if the deliverables meet both of the following criteria:

- The delivered items have value to the customer on a stand-alone basis. The item or items have value on a stand-alone basis if they are sold separately by any vendor or the customer could resell the delivered item(s) on a stand-alone basis. In the context of a customer's ability to resell the delivered item(s), this criterion does not require the existence of an observable market for the deliverable(s); and

- If the arrangement includes a general right of return relative to the delivered items, delivery or performance of the undelivered items is considered probable and substantially in the control of the vendor.

ASU No 2009-13 requires that arrangement consideration be allocated, at the inception of the arrangement, to all deliverables based on their relative selling price (i.e., the relative selling price method). When applying the relative selling price method, a hierarchy is used for estimating the selling price based first on Vendor-Specific Objective Evidence ("VSOE"), then Third-Party Evidence ("TPE") and finally management's Estimate of the Selling Price ("ESP").

ASU No 2009-14 amends the scope of software revenue recognition to exclude all tangible products containing both software and non software components that function together to deliver the tangible product's essential functionality. As a result, certain tangible products that were previously accounted for under the scope of software revenue recognition guidance (Accounting Standards Codification Subtopic 985-605) will no longer be accounted for as software.

Revenue related to systems arrangements that contain both software and non-software deliverables require allocation of the arrangement fee to the separate deliverables using the relative selling price method. Revenue for software deliverables is recognized under software revenue recognition guidance. Revenue resulting from the sale of non-software deliverables, such as gaming devices and other hardware, are accounted for based on other applicable revenue recognition guidance as the devices are tangible products containing both software and non-software components that function together to deliver the product's essential functionality.

In allocating the arrangement fees to separate deliverables, the Company evaluates whether it has VSOE of selling price, TPE or ESP for gaming devices, maintenance and product support fees and other revenue sources. The Company generally uses ESP to determine the selling price used in the allocation of separate deliverables, as VSOE and TPE are not available. The Company determines the ESP on separate deliverables by estimating a margin typically received on such items and applying that margin to the product cost incurred.

Assumptions/Approach Used: The determination of estimated selling prices is a subjective measure, where we have made determinations about our ability to price certain aspects of transactions.

Effect if Different Assumptions Used: When we have determined that an estimated selling price can be determined for all elements of an arrangement, then the estimated selling prices are allocated to all elements of the arrangement, including the value of products and services delivered or performed, as well as all hardware and software that is undelivered. The allocated value of all of the delivered elements are recognized as revenue, while the allocated value of all undelivered elements is deferred until such items are delivered.

Share-Based Compensation Expense. We recognize compensation expense for all share-based payments in accordance with ASC Topic 718, "Compensation-Stock Compensation" and ASC Subtopic 505-50, "Equity-Based Payments to Non-Employees." Under the fair value recognition provisions of ASC Topic 718 and Subtopic 505-50, we recognize share-based compensation net of an estimated forfeiture rate, and only recognize compensation cost for those shares expected to vest on a straight-line basis over the service period of the award.

Assumptions/Approach Used: Determining the appropriate fair value model and calculating the fair value of share-based payment awards requires the input of highly subjective assumptions, including the expected life of the share-based payment awards, and stock price volatility. Management determined that volatility is based on historical volatility trends. In addition, we are required to estimate the expected forfeiture rate, and only recognize expense for those shares expected to vest. If our actual forfeiture rate is materially different from our estimate, the share-based compensation expense could be significantly different from what we have recorded in the current period.

Effect if Different Assumptions Used: The assumptions used in calculating the fair value of share-based payment awards, along with the forfeiture rate estimation, represent management's best estimates, but these estimates involve inherent uncertainties and the application of management's judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future.

Property and Equipment and Leased Gaming Equipment. Property and equipment and leased gaming equipment is stated at cost. The cost of property and equipment and leased gaming equipment is depreciated over their estimated useful lives, generally using the straight-line method for financial reporting, and regulatory acceptable methods for tax reporting purposes. Player terminals and related components and equipment are included in the Company's rental pool. The rental pool can be further delineated as "rental pool – deployed," which consists of assets deployed at customer sites under participation agreements, and "rental pool – undeployed," which consists of assets with the Company that are available for customer use. Rental pool – undeployed consists of both new units awaiting deployment to a customer site and previously deployed units currently back with the Company to be refurbished awaiting re-deployment. Routine maintenance of property and equipment and leased gaming equipment is expensed in the period incurred, while major component upgrades are capitalized and depreciated over the estimated useful life (Critical Assumption #1) of the component. Sales and retirements of depreciable property are recorded by removing the related cost and accumulated depreciation from the accounts. Gains or losses on sales and retirements of property are reflected in our results of operations.

Management reviews long-lived asset classes for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For impairment analysis purposes, the Company's rental pool is viewed as a fungible pool of assets; including assets in both rental pool-deployed and rental pool-undeployed. In order to determine whether these assets are impaired, the net book value of the rental pool is compared to an estimate of future net cash flows from all existing facilities. The primary assumption used in determining future cash flows is our estimate of future revenue. In addition, the Company analyzes the composition of its rental pool to determine the future use of older models and related components for those models. The impairment analysis for the fiscal year ended September 30, 2012 indicated that we had substantial cash flows to fully recover the carrying value of the entire rental pool. As of September 30, 2012 and 2011, rental pool assets totaled $50.8 million and $44.5 million, respectively. (Critical Assumption #2)

Assumptions/Approach used for Critical Assumption #1: The carrying value of the asset is determined based upon management's assumptions as to the useful life of the asset, where the assets are depreciated over the estimated life on a straight line basis, where the useful life of items in the rental pool has been determined by management to be three years.

Effect if different assumptions used for Critical Assumption #1: While we believe that the useful lives that have been determined for our fixed assets are reasonable, different assumptions could materially affect the carrying value of the assets, as well as the depreciation expense recorded in each respective period related to those assets. During the year ended September 30, 2012, a significant portion of the $38.3 million of depreciation and amortization expense is related to assets in the rental pool. If the depreciable life of assets in our rental pool were changed from three years to another period of time, we could incur a materially different amount of depreciation expense during the period.

Assumptions/Approach used for Critical Assumption #2: Recoverability of assets to be held and used is measured through considerations of the future undiscounted cash flows expected to be generated by the assets as a group, as opposed to analysis by individual asset. We also reviewed the future undiscounted cash flows of assets in place at specific locations for further analysis. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs of disposal. The carrying value of the asset is determined based upon management's assumptions as to the useful life of the asset, where the assets are depreciated over the estimated life on a straight-line basis.

Effect if different assumptions used for Critical Assumption #2: Impairment testing requires judgment, including estimations of useful lives of the assets, estimated cash flows, and determinations of fair value. While we believe our estimates of useful lives and cash flows are reasonable, different assumptions could materially affect the measurement of useful lives, recoverability and fair value. If actual cash flows fall below initial forecasts, we may need to record additional amortization and/or impairment charges. Additionally, while we believe that analysis of the recoverability of assets in our rental pool is accurately assessed from a homogenous level due to the interchangeability of player stations and parts, if these assets were to be reviewed for impairment using another approach, there could be different outcomes to any impairment analysis performed.

Development and Placement Fee Agreements. We enter into development and placement fee agreements to provide financing for new gaming facilities or for the expansion of existing facilities. In return, the facility dedicates a percentage of its floor space to exclusive placement of our player terminals, and we receive a fixed percentage of those player terminals' win per day over the term of the agreement. Certain of the agreements contain player terminal performance standards that could allow the facility to reduce a portion of our guaranteed floor space. In addition, certain development agreements allow the facilities to buy out floor space after advances that are subject to repayment have been repaid. The development agreements typically provide for a portion of the amounts retained by the gaming facility for their share of the hold to be used to repay some or all of the advances recorded as notes receivable. Placement fees and amounts advanced in excess of those to be reimbursed by the customer for real property and land improvements are allocated to intangible assets and are generally amortized over the life of the contract, using the straight-line method of amortization (Critical Assumption #1), which is recorded as a reduction of revenue generated from the gaming facility. In the past and in the future, we may by mutual agreement and for consideration, amend these contracts to reduce our floor space at the facilities. Any proceeds received for the reduction of floor space is first applied against the intangible asset for that particular development agreement, if any.

Management reviews intangible assets related to development and placement fee agreements for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable (Critical Assumption #2). For the three-month period ended September 30, 2012, there was no impairment to the assets' carrying values.

Assumptions/Approach used for Critical Assumption #1: Placement fees and amounts advanced in excess of those to be reimbursed by the customer for real property and land improvements are allocated to intangible assets and are generally amortized over the life of the contract, using the straight-line method of amortization, which is recorded as a reduction of revenue generated from the gaming facility. We use a straight-line amortization method, as a pattern of future benefits cannot be readily determined.

Effect if Different Assumptions used for Critical Assumption #1: While we believe that the use of the straight-line method of amortization is the best way to account for the costs associated with the costs of acquiring exclusive floor space rights at our customers facilities, the use of an alternative method could have a material effect on the amount recorded as a reduction to revenue in the current reporting period.

Assumptions/Approach used for Critical Assumption #2: We estimate cash flows directly associated with the use of the intangible assets to test recoverability and remaining useful lives based upon the forecasted utilization of the asset and expected product revenues. In developing estimated cash flows, we incorporate assumptions regarding future performance, including estimations of win per day and estimated units. When the carrying amount exceeds the undiscounted cash flows expected to result from the use and eventual disposition of the asset, we then compare the carrying amount to its current fair value. We recognize an impairment loss if the carrying amount is not recoverable and exceeds its fair value.

Effect if Different Assumptions used for Critical Assumption #2: Impairment testing requires judgment, including estimations of cash flows, and determinations of fair value. While we believe our estimates of future revenues and cash flows are reasonable, different assumptions could materially affect the measurement of useful lives, recoverability and fair value. If actual cash flows fall below initial forecasts, we may need to record additional amortization and/or impairment charges.

Allowance for Doubtful Accounts. We maintain an allowance for doubtful accounts related to our accounts receivable and notes receivable that have been deemed to have a high risk of uncollectibility. Management reviews our accounts receivable and notes receivable on a monthly basis to determine if any receivables will potentially be uncollectible. Management analyzes historical collection trends and changes in our customer payment patterns, customer concentration, and creditworthiness when evaluating the adequacy of our allowance for doubtful accounts. In our overall allowance for doubtful accounts, we include any receivable balances where uncertainty exists as to whether the account balance has become uncollectible. Based on the information available, management believes the allowance for doubtful accounts is adequate; however, actual write-offs may vary from the recorded allowance.

Income Taxes. In accordance with ASC Topic 740, "Income Taxes", we have recorded deferred tax assets and liabilities to account for the expected future tax benefits and consequences of events that have been recognized in our financial statements and our tax returns. There are several items that result in deferred tax asset and liability impact to the balance sheet. If we conclude that it is more likely than not that all or some portion of the deferred tax assets will not be realized under accounting standards, they are reduced by a valuation allowance to remove the benefit of recovering those deferred tax assets from our financial statements. Additionally, in accordance with ASC Topic 740, during the year ended September 30, 2012, we recorded a liability of $786,000, plus accrued penalties and interest in the amount of $851,000. The liability related to uncertain tax positions was also reduced during the year for a previously recognized uncertainty, in the amount of $637,000 as well as accrued interest in the amount of $216,000, because it is effectively settled.

ASC Topic 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In order to record any financial statement benefit, we are required to determine, based on the technical merits of the position, whether it is more likely than not (a likelihood of more than 50 percent) that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes. If that step is satisfied, then we must measure the tax position to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

<u>Assumptions/Approach Used:</u> Numerous judgments and assumptions are inherent in the determination of future taxable income and tax return filing positions that we take, including factors such as future operating conditions. As of September 30, 2012, management considered the likelihood of realizing the future benefits associated with the Company's existing deductible temporary differences and carryforwards. This assessment requires judgment as to the likelihood and amounts of future taxable income by tax jurisdiction. As a result of this analysis, we believe that in the United States, as of September 30, 2012, the objective and verifiable evidence of our historical pretax net income, coupled with sustained taxable income and projected future earnings outweighs the negative evidence of our previous years' losses. Therefore, we determined that it is more likely than not that we will realize the benefits associated with our deferred tax assets in the United States. As a result, we decreased our valuation allowance by approximately $12.7 million during 2012 such that no valuation allowance has been recorded against our U.S. deferred tax assets at September 30, 2012. In Mexico, the company continues to experience tax losses and therefore management determined that it is not more likely than not that the future benefit associated with all of the Company's existing deductible temporary differences and carryforwards in Mexico will be realized. As a result, the Company has maintained a full valuation allowance against all of its remaining Mexican deferred tax assets.

<u>Effect if Different Assumptions Used:</u> Management, along with consultation from an independent public accounting firm used in tax consultation, continually evaluate complicated tax law requirements and their effect on our current and future tax liability and our tax filing positions. The ultimate utilization of our gross deferred tax assets, primarily associated with accruals that are not currently deductible and certain credit carryforwards, is largely dependent upon our ability to generate taxable income in the future. Our liability for uncertain tax positions is dependent upon our judgment on the amount of financial statement benefit that an uncertain tax position will realize upon ultimate settlement and on the probabilities of the outcomes that could be realized upon ultimate settlement of an uncertain tax position using the facts, circumstances and information available at the reporting date to establish the appropriate amount of financial statement benefit.

The Company maintains a valuation allowance when management believes it is more likely than not that all or a portion of a deferred tax asset will not be realized. Changes in a valuation allowance from period to period are included in the tax provision in the period of change. Management evaluates the recoverability of our deferred income tax assets by assessing the need for a valuation allowance on a quarterly basis. If we determine that it is more likely than not that our deferred tax assets will be recovered, the valuation allowance will be reduced.

As of September 30, 2012, management determined that it is more likely than not that the future benefit associated with all of the Company's existing deductible temporary differences and carryforwards in the U.S. will be realized. As a result, the Company has no valuation allowance against any of its U.S. deferred tax assets.

Inflation and Other Cost Factors

Our operations have not been nor are they expected to be materially affected by inflation. However, our domestic and international operational expansion is affected by the cost of hardware components, which are not considered to be inflation sensitive, but rather, sensitive to changes in technology and competition in the hardware markets. In addition, we expect to continue to incur increased legal and other similar costs associated with regulatory compliance requirements and the uncertainties present in the operating environment in which we conduct our business. However, this expectation could change depending upon a number of factors, including those described under "Part I - Item 1. Business" and "Part I - Item 1A. Risk Factors."

Reconciliation of Non-GAAP Financial Measures

The "Management's Discussion and Analysis of Financial Condition and Results of Operations" includes certain financial measures such as EBITDA, free cash flow, net cash position, and net capital expenditures, all of which may be considered non-GAAP financial measures under the rules of the Securities and Exchange Commission. These non-GAAP financial measures are reconciled to the corresponding GAAP financial measures below as required under the rules of the Securities and Exchange Commission regarding the use of non-GAAP financial measures. We define (i) EBITDA as net income before net interest expense, income taxes, depreciation, and amortization and accretion of contract rights, (ii) free cash flow as cash flow from operating activities less net capital expenditures, (iii) net cash position as cash and cash equivalents less long-term debt, and (iv) net capital expenditures as acquisitions of property and equipment and leased gaming equipment less transfer of leased gaming equipment to inventory. EBITDA, free cash flow, net cash position and net capital expenditures are not recognized financial measures under GAAP, but we believe that each is useful in measuring our operating performance. We believe that the use of the non-GAAP financial measure EBITDA enhances an overall understanding of the Company's past financial performance, and provides useful information to the investor by comparing our performance across reporting periods on a consistent basis and the use of EBITDA by other companies in the gaming equipment sector as a measure of performance. We believe that the non-GAAP measures of free cash flow, net cash position, and net capital expenditures provide useful information to investors as each enhances the overall understanding of our operating performance. Investors should not consider these measures in isolation or as a substitute for net income, operating income, or any other measure for determining the Company's operating performance that is calculated in accordance with GAAP. In addition, because these measures are not calculated in accordance with GAAP, they may not necessarily be comparable to similarly titled measures employed by other companies.

A reconciliation of EBITDA to the most comparable GAAP financial measure, net income (loss), follows:

U.S. GAAP Net Income to EBITDA Reconciliation
Years Ended September 30,
(In thousands)

	2012	2011	2010	2009	2008
Net income (loss)	$ 28,174	$ 5,677	$ 2,629	$ (44,778)	$ 378
Add back:					
Amortization and depreciation	38,270	40,957	51,593	61,015	52,717
Accretion of contract rights	7,700	7,211	6,739	6,250	4,092
Interest expense, net	(161)	498	1,025	1,866	3,687
Income tax expense (benefit)	(2,877)	702	(14,393)	13,998	302
EBITDA	$ 71,106	$ 55,045	$ 47,593	$ 38,351	$ 61,176

A reconciliation of free cash flow, total cash generation, net cash position and net capital expenditures follows:

	Years Ended September 30, (In thousands)		
	2012	2011	2010
Free Cash Flow			
Net cash provided by operating activities	74,543	68,579	57,520
Less: Net capital expenditures	(45,220)	(37,376)	(25,800)
Free cash flow	$ 29,323	$ 31,203	$ 31,720
Cash Generation			
Net cash provided by operating activities	74,543	68,579	57,520
Plus: Net cash used in investing activities	(51,051)	(30,194)	(19,210)
Cash generation	$ 23,492	$ 38,385	$ 38,310
Net Cash (Debt) Position			
Cash and cash equivalents	73,755	46,710	21,792
Less: Long-term debt	(33,300)	(37,000)	(44,625)
Net cash (debt) position	$ 40,455	$ 9,710	$ (22,833)
Net Capital Expenditures			
Acquisition of property and equipment and leased gaming equipment	(50,305)	(39,345)	(27,504)
Less: Transfer of leased gaming equipment to inventory	5,085	1,969	1,704
Net capital expenditures	$ (45,220)	$ (37,376)	$ (25,800)

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to market risks in the ordinary course of business, primarily associated with interest rate fluctuations and foreign currency exchange rates, primarily with respect to our operations in Mexico. Consistent with fiscal 2011, we remain subject to similar market risks in fiscal 2012, as described below.

Our Credit Agreement provides us with additional liquidity to meet our short-term financing needs, as further described in Part IV - Item 15. Note 10 to the Notes to Consolidated Financial Statements "Credit Agreement and Long-Term Debt." Pursuant to the Credit Agreement, we may currently borrow up to a total of $70.3 million, of which $33.3 million is outstanding and $37.0 million is available for future borrowings, subject to covenant restrictions, and less the $3.5 million letter of credit. As of September 30, 2012, $33.3 million was outstanding on the term loan which bore interest at 3.23%. We estimate a hypothetical increase of 100 bps in applicable interest rates would have an immaterial impact on our business.

In connection with the development agreements we enter into with some of our customers, we advance funds for the construction and development of gaming facilities, which are generally required to be repaid. As a result of our adjustable-interest-rate notes payable and fixed-interest-rate-notes receivable described in Part IV - Item 15. Note 4 to the Notes to Consolidated Financial Statements "Notes Receivable"and Part IV - Item 15. Note 10 to the Notes to Consolidated Financial Statements "Credit Agreement and Long-Term Debt," we are subject to market risk with respect to interest rate fluctuations. Any material increase in prevailing interest rates could cause us to incur significantly higher interest expense. These factors have not increased significantly since the beginning of our fiscal year 2012. Accordingly, there has been no significant change in the Company's strategies to manage any of these exposures during fiscal 2012.

We account for currency translation from our Mexico operations in accordance with ASC Topic 830, "Foreign Currency Matters." Balance sheet accounts are translated at the exchange rate in effect at each balance sheet date. Income statement accounts are translated at the average rate of exchange prevailing during the period. Translation adjustments resulting from this process are charged or credited to other comprehensive income. We do not currently manage this exposure with derivative financial instruments. These factors have not increased significantly since the beginning of our fiscal year 2012. Accordingly, there has been no significant change in the Company's strategies to manage any of these exposures during 2012. We estimate that a hypothetical 10% strengthening (or weakening) of the U.S. dollar for fiscal year 2012 would have had an immaterial impact on our business.

ITEM 8. *Financial Statements and Supplementary Data*

The financial statements and supplemental data required by this item are included in PART IV - Item 15.

ITEM 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Control and Procedures. As of the end of the period covered by this report, an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of management's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) to ensure information required to be disclosed in our filings under the Securities Exchange Act of 1934, is (i) recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms; and (ii) accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving desired control objectives, and management is necessarily required to apply its judgment when evaluating the cost-benefit relationship of potential controls and procedures. Based upon the evaluation, the Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of September 30, 2012.

Management's Annual Report on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our Chief Executive Officer and our Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of September 30, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework. Based on our assessment and those criteria, our management concluded that internal control over financial reporting was effective as of September 30, 2012.

Our independent registered public accounting firm, BDO USA, LLP, has issued an attestation report dated November 15, 2012 on our internal control over financial reporting. That report is included herein.

Changes in Internal Control over Financial Reporting. There were no changes in our internal control over financial reporting identified in management's evaluation during the quarter ended September 30, 2012, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. *Other Information*

None.

PART III

ITEM 10. *Directors, Executive Officers and Corporate Governance*

The information required by this Item will be provided in the Company's Proxy Statement for its 2013 Annual Meeting of Shareholders to be filed with the SEC within 120 days after the end of the fiscal year ended September 30, 2012 (the "Proxy Statement") and that information is incorporated herein by reference.

ITEM 11. *Executive Compensation*

The information required by this Item will be provided in the Proxy Statement and that information is incorporated herein by reference.

ITEM 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this Item will be provided in the Proxy Statement and that information is incorporated herein by reference.

ITEM 13. *Certain Relationships and Related Transactions and Director Independence*

The information required by this Item will be provided in the Proxy Statement and that information is incorporated herein by reference.

ITEM 14. *Principal Accountant Fees and Services*

The information required by this Item will be provided in the Proxy Statement and that information is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this Annual Report on Form 10-K:

(1) Financial Statements

(2) Financial Statement Schedule

(3) The Exhibits listed in the Exhibit Index, which appears immediately following the signature page and are incorporated herein by reference, and are filed as part of this Annual Report on Form 10-K

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Multimedia Games Holding Company, Inc.
Austin, Texas

We have audited the accompanying consolidated balance sheets of Multimedia Games Holding Company, Inc., or the Company, as of September 30, 2012 and 2011 and the related consolidated statements of operations and other comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2012. We have also audited the schedule listed in the accompanying index. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedule, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements and schedule presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Multimedia Games Holding Company, Inc. at September 30, 2012 and 2011, and the results of its operations and its cash flows for the each of the three years in the period ended September 30, 2012, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Multimedia Games Holding Company, Inc.'s internal control over financial reporting as of September 30, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) and our report dated November 15, 2012 expressed an unqualified opinion thereon.

/s/ BDO USA, LLP
BDO USA, LLP

Houston, Texas
November 15, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Multimedia Games Holding Company, Inc.
Austin, Texas

We have audited Multimedia Games Holding Company, Inc., or the Company's, internal control over financial reporting as of September 30, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Multimedia Games Holding Company, Inc. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Multimedia Games, Inc., or the Company, as of September 30, 2012 and 2011 and the related consolidated statements of operations and other comprehensive income, stockholders' equity, and cash flows and the schedule listed in the accompanying index for each of the three years in the period ended September 30, 2012, and our report dated November 15, 2012 expressed an unqualified opinion thereon.

/s/ BDO USA, LLP
BDO USA, LLP

Houston, Texas
November 15, 2012

MULTIMEDIA GAMES HOLDING COMPANY, INC.
CONSOLIDATED BALANCE SHEETS
As of September 30, 2012 and 2011
(In thousands, except shares)

	September 30, 2012	September 30, 2011
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 73,755	$ 46,710
Accounts receivable, net of allowance for doubtful accounts of $266 and $400, respectively	17,503	16,004
Inventory	7,083	7,291
Current portion of notes receivable, net	8,024	14,280
Prepaid expenses and other	6,593	5,300
Deferred tax asset	8,248	221
Federal and state income tax receivable	244	142
Total current assets	**121,450**	**89,948**
Property and equipment and leased gaming equipment, net	57,924	47,399
Intangible assets, net	37,664	28,395
Long-term portion of notes receivable, net	733	10,449
Deferred tax asset - non current	2,418	430
Value added tax receivable, net of allowance of $722 and $817, respectively	3,511	2,787
Other assets	2,275	2,471
Total assets	**$ 225,975**	**$ 181,879**
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of long-term debt	$ 3,700	$ 3,700
Accounts payable and accrued liabilities	30,192	25,855
Deferred revenue	483	1,131
Total current liabilities	**34,375**	**30,686**
Long-term debt, less current portion	29,600	33,300
Long term deferred tax liability	6,320	651
Other long-term liabilities	618	679
Deferred revenue, less current portion	42	661
Total liabilities	**70,955**	**65,977**
Commitments and contingencies (Note 16)		
Stockholders' equity:		
Preferred stock: Series A, $0.01 par value, 1,800,000 shares authorized, no shares issued and outstanding	—	—
Series B, $0.01 par value, 200,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value, 75,000,000 shares authorized, 36,297,518 and 34,559,522 shares issued, and 28,177,240 and 26,832,065 shares outstanding, respectively	363	346
Additional paid-in capital	107,751	95,063
Treasury stock, 8,120,278 and 7,727,457 common shares at cost, respectively	(62,048)	(60,164)
Retained earnings	109,283	81,109
Accumulated other comprehensive loss, net	(329)	(452)
Total stockholders' equity	**155,020**	**115,902**
Total liabilities and stockholders' equity	**$ 225,975**	**$ 181,879**

The accompanying notes are an integral part of the consolidated financial statements.

MULTIMEDIA GAMES HOLDING COMPANY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
AND OTHER COMPREHENSIVE INCOME
For the Years Ended September 30, 2012, 2012 and 2010
(In thousands, except per share data)

	2012	2011	2010
REVENUES:			
Gaming operations	$ 112,010	$ 95,476	$ 92,822
Gaming equipment and system sales	42,793	30,909	23,365
Other	1,373	1,470	1,749
Total revenues	**156,176**	**127,855**	**117,936**
OPERATING COSTS AND EXPENSES:			
Cost of gaming operations revenue[(1)]	9,004	9,136	9,451
Cost of equipment and system sales	18,548	14,623	11,065
Selling, general and administrative expenses	49,648	42,042	39,293
Write-off, reserve and impairment charges	1,187	2,013	5,010
Research and development	15,428	12,930	12,144
Amortization and depreciation	38,270	40,957	51,593
Total operating costs and expenses	**132,085**	**121,701**	**128,556**
Operating income (loss)	**24,091**	**6,154**	**(10,620)**
OTHER INCOME (EXPENSE):			
Interest income	1,553	2,562	3,554
Interest expense	(1,392)	(3,060)	(4,579)
Other Income (expense)	1,045	723	(119)
Income (loss) before income taxes	**25,297**	**6,379**	**(11,764)**
Income tax benefit (expense)	2,877	(702)	14,393
Net income	**$ 28,174**	**$ 5,677**	**$ 2,629**
Basic income per common share	$ 1.01	$ 0.20	$ 0.10
Diluted income per common share	$ 0.96	$ 0.20	$ 0.09
Other comprehensive income:			
Foreign Currency translation adjustments	123	188	1,228
Comprehensive income	**$ 28,297**	**$ 5,865**	**$ 3,857**
Shares used in net income per common share:			
Basic	27,807	28,106	27,401
Diluted	29,261	28,686	27,990

(1) Cost of gaming operations revenue excludes depreciation and amortization of gaming equipment, content license rights and other depreciable assets, which are included separately in the amortization and depreciation line item.

The accompanying notes are an integral part of the consolidated financial statements.

MULTIMEDIA GAMES, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the Years Ended September 30, 2012, 2011 and 2010
(In thousands, except share amounts)

	Common Stock		Additional	Treasury Stock			Accumulated	
	Number of Shares	Amount	Paid -in Capital	Number of Shares	Amount	Retained Earnings	Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance, September 30, 2009	**33,121,337**	**$ 331**	**$ 86,317**	**5,903,417**	**$ (50,128)**	**$ 72,803**	**(1,868)**	**$ 107,455**
Exercise of stock options	401,745	4	1,011	—	—	—	—	1,015
Tax benefit of stock options exercised	—	—	621	—	—	—	—	621
Share-based compensation expense	—	—	1,649	—	—	—	—	1,649
Net income	—	—	—	—	—	2,629	—	2,629
Foreign currency translation adjustment	—	—	—	—	—	—	1,228	1,228
Balance, September 30, 2010	**33,523,082**	**335**	**89,598**	**5,903,417**	**(50,128)**	**75,432**	**(640)**	**114,597**
Exercise of stock options	1,036,440	11	3,933	—	—	—	—	3,944
Purchase of treasury stock	—	—	—	1,824,040	(10,036)	—	—	(10,036)
Share-based compensation expense	—	—	1,532	—	—	—	—	1,532
Net income	—	—	—	—	—	5,677	—	5,677
Foreign currency translation adjustment	—	—	—	—	—	—	188	188
Balance, September 30, 2011	**34,559,522**	**346**	**95,063**	**7,727,457**	**(60,164)**	**81,109**	**(452)**	**115,902**
Exercise of stock options	1,737,996	17	8,715	—	—	—	—	8,732
Tax benefit of stock options exercised	—	—	555	—	—	—	—	555
Purchase of treasury stock	—	—	—	392,821	(1,884)	—	—	(1,884)
Long-term incentive program	—	—	651	—	—	—	—	651
Share-based compensation expense	—	—	2,767	—	—	—	—	2,767
Net income	—	—	—	—	—	28,174	—	28,174
Foreign currency translation adjustment	—	—	—	—	—	—	123	123
Balance, September 30, 2012	**36,297,518**	**$ 363**	**$ 107,751**	**8,120,278**	**$ (62,048)**	**$ 109,283**	**$ (329)**	**$ 155,020**

The accompanying notes are an integral part of the consolidated financial statements.

MULTIMEDIA GAMES HOLDING COMPANY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended September 30, 2012, **2011 and 2010**
(In thousands)

	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 28,174	$ 5,677	$ 2,629
Adjustments to reconcile net income to cash provided by operating activities:			
Amortization and depreciation	38,270	40,957	51,593
Accretion of contract rights	7,700	7,210	6,739
Share-based compensation	3,418	1,532	1,649
Other non-cash items	1,405	1,404	4,090
Deferred income taxes	(4,346)	—	4,107
Interest income from imputed interest	(1,292)	(2,333)	(3,236)
Changes in operating assets and liabilities			
Total accounts and notes receivable	(59)	(3,137)	4,796
Federal and state income tax receivable	(102)	19,516	(13,412)
Inventory	(86)	(4,056)	350
Current liabilities	4,544	4,612	(4,949)
Other current and long-term assets and long-term liabilities	(3,083)	(2,803)	3,164
NET CASH PROVIDED BY OPERATING ACTIVITIES	**74,543**	**68,579**	**57,520**
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisition of property and equipment and leased gaming equipment	(50,305)	(39,345)	(27,504)
Transfer of leased gaming equipment to inventory	5,085	1,969	1,704
Acquisition of intangible assets	(6,102)	(4,850)	(3,449)
Advances under development and placement fee agreements	(15,575)	(2,951)	(6,995)
Repayments under development agreements	15,846	14,983	17,034
NET CASH USED IN INVESTING ACTIVITIES	**(51,051)**	**(30,194)**	**(19,210)**
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from exercise of stock options	9,287	3,944	1,636
Principal payments of long term debt	(3,700)	(7,625)	(15,375)
Proceeds from revolving lines of credit	—	6,875	15,000
Payments on revolving lines of credit	—	(6,875)	(30,000)
Proceeds from capital lease	894	—	—
Principal payments of capital leases	(894)	—	—
Purchase of treasury stock	(1,884)	(10,036)	—
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	**3,703**	**(13,717)**	**(28,739)**
EFFECT OF EXCHANGE RATES ON CASH	(150)	250	(234)
Net increase in cash and cash equivalents	27,045	24,918	9,337
Cash and cash equivalents, beginning of period	46,710	21,792	12,455
Cash and cash equivalents, end of period	**73,755**	**46,710**	**21,792**
SUPPLEMENTAL CASH FLOW DATA:			
Interest paid	$ (1,296)	$ (2,877)	$ (4,266)
Income tax refunded, net	$ 561	$ 18,796	$ 6,295
NON-CASH TRANSACTIONS:			
Change in contract rights resulting from imputed interest on development agreement notes receivable	$ (22)	$ 64	$ (84)
Change in accounts payable on exchange of used equipment with third party suppliers	$ (1,172)	$ (1,043)	$ (1,935)

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF COMPANY INFORMATION

Business

Multimedia Games Holding Company, Inc. and its subsidiaries (the "Company," "we," "us," "our" or "Multimedia Games") design, manufacture and supply innovative standalone and networked gaming systems to Native American and commercial casino operators in North America, domestic and selected international lottery operators, and charity and commercial bingo gaming facility operators.

The Company's standalone gaming machines are primarily sold and placed in Class III settings while its central determinant and server-based centrally-linked products and systems are primarily sold and placed in Class II, video lottery terminal and electronic bingo settings. The Company's product line and markets include Class II and Class III gaming facilities operated by Native American and commercial casinos and the Company derives the majority of its gaming revenues from participation, development, and placement fee agreements, all of which operate on a participation, or revenue share, basis. The Company enters into development and placement fee agreements to provide financing for new gaming facilities or for the expansion of existing facilities. All or a portion of the funds provided under development agreements are reimbursed to the Company, while funding under placement fee agreements is not reimbursed. Under these agreements, the Company places player terminals and systems as well as its proprietary and other licensed game content at a customer's facility in return for a share of the revenues that these terminals and systems generate or for a fixed daily lease fee. The Company also offers and generates revenue from the sale of gaming units and systems that feature proprietary game content and game themes licensed from others. The Company intends to increase these for-sale revenues by expanding into additional gaming jurisdictions and into other segments of the gaming market. The Company also generates revenues by providing the central determinant system operated by the New York State Division of the Lottery for the video lottery terminals installed at racetracks in the State of New York.

Basis of Presentation

The consolidated financial statements include the accounts of Multimedia Games Holding Company, Inc. and its wholly-owned subsidiaries, including Multimedia Games, Inc., MGAM Technologies, LLC, MegaBingo International, LLC, Multimedia Games de Mexico, S. de R.L. de C.V., Multimedia Games de Mexico 1, S. de R.L. de C.V., and Servicios de Wild Basin S. de R.L. de C.V. Intercompany balances and transactions have been eliminated.

2. SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Examples include share-based compensation, provisions for doubtful accounts, recoverability of notes, value added tax and other receivable balances, provision for slow-moving or obsolete inventory, estimated useful lives of property and equipment and intangible assets, impairment of property and equipment and intangible assets, valuation of deferred income taxes, and the provision for and disclosure of litigation and loss contingencies. Actual results may differ materially from these estimates in the future.

Reclassification - Within the consolidated balance sheet short and long term deferred income taxes were reclassified.

Revenue Recognition

The Company derives revenue from the following sources:

▪ Gaming Operations	Participation, development, placement fee, or lease revenue generated from the Company's commercial products, Class III products, Native American Class II products, charity bingo and other bingo products, lottery systems, and Class III back office systems
▪ Gaming Equipment and Systems Sales	Direct sales of player terminals, licenses, back office systems and other related equipment
▪ Other	Maintenance and service arrangements and other

In accordance with the provision of ASC Topic 605, "Revenue Recognition," the Company recognizes revenue when all of the following have been satisfied:

- Persuasive evidence of an arrangement exists;
- Delivery has occurred;
- Price to the buyer is fixed or determinable; and
- Collectibility is probable.

Gaming Operations
The majority of the Company's gaming revenue is generated by its gaming operations under development and participation arrangements where the Company provides its customers with player terminals, player terminal-content licenses and back-office equipment, collectively referred to herein as leased gaming equipment. Under these arrangements, the Company retains ownership of the leased gaming equipment installed at customer facilities, and the Company receives revenue based on a percentage of the net win per day generated by the leased gaming equipment or a fixed daily fee based on the number of player terminals installed at the facility. Revenue from lease participation or daily fee arrangements are considered both realizable and earned at the end of each gaming day.

Gaming revenue generated by player terminals deployed at sites under development or placement fee agreements is reduced by the accretion of contract rights from those agreements. Contract rights are amounts allocated to intangible assets for dedicated floor space resulting from such agreements, described under "Development and Placement Fee Agreements." The related amortization expense, or accretion of contract rights, is netted against its respective revenue category in the consolidated statements of operations and other comprehensive income.

The Company also generates gaming revenues from back-office fees with certain customers. Back-office fees cover the service and maintenance costs for back-office servers installed in each gaming facility to run its gaming equipment, as well as the cost of related software updates. Back-office fees are considered both realizable and earned at the end of each gaming day.

Gaming Equipment and System Sales
The Company sells gaming equipment and gaming systems directly to its customers under independent sales contracts through normal credit terms or may grant extended credit terms under contracts secured by the related equipment, with interest recognized at market rates.

For sales arrangements with multiple deliverables, the Company applies the guidance from ASU No. 2009-13, "Revenue Recognition (Topic 605), Multiple-Deliverable Revenue Arrangements." ASU No. 2009-13 establishes the accounting and reporting guidance for arrangements under which the vendor will perform multiple revenue-generating activities; specifically, how to separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting. In addition, the Company applies the guidance from ASU No. 2009-14, "Software (Topic 985), Certain Revenue Arrangements that Include Software Elements," which affects vendors that sell or lease tangible products in an arrangement that contains software that is more than incidental to the tangible product as a whole and clarifies what guidance should be used in allocating and measuring revenue.

The majority of the Company's multiple element sales contracts are for some combination of gaming equipment, player terminals, content, system software, license fees, and maintenance. ASU No. 2009-13 states that revenue arrangements with multiple deliverables should be divided into separate units of accounting if the deliverables meet both of the following criteria:

- The delivered items have value to the customer on a stand-alone basis. The item or items have value on a stand-alone basis if they are sold separately by any vendor or the customer could resell the delivered item(s) on a stand-alone basis. In the context of a customer's ability to resell the delivered item(s), this criterion does not require the existence of an observable market for the deliverable(s); and

- If the arrangement includes a general right of return relative to the delivered items, delivery or performance of the undelivered items is considered probable and substantially in the control of the vendor.

ASU No 2009-13 requires that arrangement consideration be allocated, at the inception of the arrangement, to all deliverables based on their relative selling price (i.e., the relative selling price method). When applying the relative selling price method, a hierarchy is used for estimating the selling price based first on Vendor-Specific Objective Evidence, or VSOE, then Third-Party Evidence, or TPE, and finally management's Estimate of the Selling Price, or ESP.

Revenue related to systems arrangements that contain both software and non-software deliverables requires allocation of the arrangement fee to the separate deliverables using the relative selling price method. Revenue for software deliverables is recognized under software revenue recognition guidance. Revenue resulting from the sale of non-software deliverables, such as gaming devices and other hardware, are accounted for based on other applicable revenue recognition guidance as the devices are tangible products containing both software and non-software components that function together to deliver the product's essential functionality.

In allocating the arrangement fees to separate deliverables, the Company evaluates whether it has VSOE of selling price, TPE or ESP for gaming devices, maintenance and product support fees and other revenue sources. The Company generally uses ESP to determine the selling price used in the allocation of separate deliverables, as VSOE and TPE are not available. The Company determines the ESP on separate deliverables by estimating a margin typically received on such items and applying that margin to the product cost incurred.

Cash and Cash Equivalents
The Company considers all highly liquid investments (i.e., investments which, when purchased, have original maturities of three months or less) to be cash equivalents.

Allowance for Doubtful Accounts
The Company maintains an allowance for doubtful accounts related to its accounts receivable and notes receivable that have been deemed to have a high risk of uncollectibility. Management reviews its accounts receivable on a quarterly basis to determine if any receivables will potentially be uncollectible. Management analyzes historical collection trends and changes in its customer payment patterns, customer concentration, and creditworthiness when evaluating the adequacy of its allowance for doubtful accounts. In its overall allowance for doubtful accounts, the Company includes any receivable balances where uncertainty exists as to whether the account balance has become uncollectible. Based on the information available, management believes the allowance for doubtful accounts is adequate; however, actual write-offs might exceed the recorded allowance.

Inventory
The Company's inventory consists primarily of completed player terminals, related component parts, and back-office computer equipment. Inventories are stated at average costs, which approximate the lower of cost (first in, first out) or market.

Property and Equipment and Leased Gaming Equipment
Property and equipment and leased gaming equipment are stated at cost. The cost of property and equipment and leased gaming equipment is depreciated over their estimated useful lives, generally using the straight-line method for financial reporting, and regulatory acceptable methods for income tax reporting purposes. Player terminals and related components and equipment are included in the Company's rental pool. The rental pool can be further delineated as "rental pool – deployed," which consists of assets deployed at customer sites under participation agreements, and "rental pool – undeployed," which consists of assets with the Company that are available for customer use. Rental pool – undeployed consists of both new units awaiting deployment to a customer site and previously deployed units currently back with the Company to be refurbished awaiting re-deployment. Routine maintenance of property and equipment and leased gaming equipment is expensed in the period incurred, while major component upgrades are capitalized and depreciated over the estimated remaining useful life of the component. Sales and retirements of depreciable property are recorded by removing the related cost and accumulated depreciation from the accounts. Gains or losses on sales and retirements of property are reflected in the Company's results of operations.

Management reviews long-lived asset classes for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its fair value, which considers the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs of disposal. During the years ended September 30, 2012, 2011 and 2010 in the ordinary course of business activities or upon reviewing the nature of the assets, the Company charged operations by recording reserves or writing off $669,000, $1.3 million and $539,000, respectively, of property and equipment and leased gaming equipment.

Development and Placement Fee Agreements
The Company enters into development and placement fee agreements to provide financing for new gaming facilities or for the expansion of existing facilities. All or a portion of the funds provided under development agreements are reimbursed to the Company, while funding under placement fee agreements is not reimbursed. In return, the facility dedicates a percentage of its floor space to placement of the Company's player terminals, and the Company receives a fixed percentage of those player terminals' hold per day over the term of the agreement which is generally for 12 to 83 months. Certain of the agreements contain player terminal performance standards that could allow the facility to reduce a portion of the Company's guaranteed floor space. In addition, certain development agreements allow the facilities to buy out floor space after advances that are subject to repayment

have been repaid. The agreements typically provide for a portion of the amounts retained by the gaming facility for their share of the operating profits of the facility to be used to repay some or all of the advances recorded as notes receivable. Placement fees and amounts advanced in excess of those to be reimbursed by the customer for real property and land improvements are allocated to intangible assets and are generally amortized over the term of the contract, which is recorded as a reduction of revenue generated from the gaming facility. In the past and in the future, the Company may by mutual agreement, amend these contracts to reduce its floor space at the facilities. Any proceeds received for the reduction of floor space is first applied against the intangible asset recovered for that particular development or placement fee agreement, if any, and the remaining net book value of the intangible asset is prospectively amortized on a straight-line method over the remaining estimated useful life.

Other Assets
Other assets consist of restricted cash, long-term prepaids, and refundable deposits. At September 30, 2012 and September 30, 2011, the restricted cash balances were $618,000 and $679,000, respectively, representing the fair value of investments held by the Company's prize fulfillment firm related to outstanding MegaBingo® jackpot prizes.

Deferred Revenue
Deferred revenue represents amounts from the sale of gaming equipment and systems that have been billed, or for which notes receivable have been executed, but which transaction has not met the Company's revenue recognition criteria. The cost of the related gaming equipment and systems has been offset against deferred revenue. Amounts are classified between current and long-term liabilities, based upon the expected period in which the revenue will be recognized.

Other Long-Term Liabilities
Other long-term liabilities include investments held at fair value by the Company's prize-fulfillment firm related to outstanding MegaBingo jackpot-prize-winner annuities. These annuities were $618,000 and $679,000 as of September 30, 2012 and September 30, 2011, respectively.

Other Income (Expense)
Other income was $1.0 million and $723,000 for the years ended September 30, 2012 and 2011, respectively, and an expense of $119,000 for the year ended September 30, 2010. Other income primarily resulted from a gain on the exchange of used equipment with our third party equipment suppliers, as well as net gains incurred on foreign currency transactions primarily related to our Mexico operations. Other expense primarily resulted from the net losses incurred on foreign currency transactions primarily related to our Mexico operations.

Research and Development Costs
The Company conducts research and development activities primarily to develop new gaming systems, gaming engines, casino data management systems, casino central monitoring systems, video lottery outcome determination systems, gaming platforms, and gaming content and to add enhancements to our existing product lines. The Company believes its ability to deliver differentiated, appealing products and services to the marketplace is based in our research and development investments, and expects to continue to make such investments in the future. These research and development costs consist primarily of salaries and benefits, consulting fees, game lab testing fees, and an allocation of corporate facilities costs related to these activities. Once the technological feasibility of a project has been established, it is transferred from research to development, and capitalization of development costs begins until the product is available for general release.

Research and development costs for years ended September 30, 2012, 2011 and 2010 were $15.4 million, $12.9 million, and $12.1 million respectively.

Employee Benefit Plans
The Company has established an employee savings plan pursuant to Section 401(k) of the Internal Revenue Code. The plan provides for the employees to make tax-deferred deposits into the plan up to the maximum of $22,500 for 2012. The Company has historically matched employees' contributions to the 401(k) Plan equal to 50% of the first 4% of compensation contributed by employees to the 401(k) Plan. Such Company contributions amounted to $425,000, $357,000 and $336,000 for the years ended September 30, 2012, 2011, and 2010, respectively.

Fair Value Measurements
The Company applies the provisions of FASB Topic 820, "Fair Value Measurements"(Topic 820) to its financial assets and liabilities. Fair value is defined as a market-based measurement intended to estimate the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. Topic 820 also established a fair value hierarchy, which requires an entity to maximize the use of observable inputs when measuring fair value. These inputs are categorized as follows:

Level 1 - quoted prices in an active market for identical assets or liabilities;
Level 2 - quoted prices in an active market for similar assets or liabilities, inputs other than quoted prices that are observable for similar assets or liabilities, inputs derived principally from or corroborated by observable market data by correlation or other means; and
Level 3 - valuation methodology with unobservable inputs that are significant to the fair value measurement.

The following summarizes the valuation of certain of the Company's financial assets and liabilities as of September 30, 2012, based on the fair value hierarchy.

	Fair Value Measurements using			
	Level 1	Level 2	Level 3	Total
Assets:				
Cash Equivalents:				
Money market funds	$ 41,937	$ —	$ —	$ 41,937
Total	$ 41,937	$ —	$ —	$ 41,937
Liabilities:				
Long-term debt	$ —	$ 33,300	$ —	$ 33,300
Total	$ —	$ 33,300	$ —	$ 33,300

The carrying value of financial instruments reported in the accompanying consolidated balance sheets for cash, accounts receivable, notes receivable, accounts payable, and accrued expenses payable and other liabilities, approximate fair value due to the immediate or short-term nature or maturity of these financial instruments.

Segment and Related Information
Although the Company's chief operating decision maker analyzes the Company's product lines and geographic areas for purposes of revenue, these product lines and geographic areas are managed and operated as one business segment, and meet the criteria for aggregation as permitted in ASC 280-10-50, "Operating Segments". The Company's chief operating decision maker reviews operating results in the aggregate for purposes of making decisions about resources to be allocated and for assessing performance and, outside of revenue, other discrete financial information is not available by product line or geographic area. ASC 280-10-50-11, "Aggregation Criteria," allows for the aggregation of operating segments if the segments have similar economic characteristics and if the segments are similar in each of the following areas:

1. The nature of the products and services
2. The nature of the production processes
3. The type or class of customer for their products and services
4. The methods used to distribute their products or provide their services
5. The nature of the regulatory environment, if applicable

The Company is engaged in the business of designing, manufacturing, and distributing gaming machines, video lottery terminals, and associated systems and equipment, as well as the maintenance of these machines and equipment. The Company also supplies the central determinant system for the video lottery terminals installed at racetracks in the State of New York. The Company's production process is essentially the same for the entire Company and is performed via outsourced manufacturing partners, as well as in-house manufacturing performed primarily at its warehouse and assembly facility in Austin, Texas. The Company's customers consist of entities in the business of operating gaming, bingo or lottery facilities, and include Native American Tribes, charity bingo operators, and commercial entities licensed to conduct such business in their jurisdictions. The distribution of the Company's products is consistent across the entire Company and is generally performed by third-party transportation companies. The regulatory environment is similar in every jurisdiction in that gaming is regulated and its games must meet the regulatory requirements established. In addition, the economic characteristics of each customer arrangement are similar in that the Company obtains revenue via a revenue share arrangement or direct sale of product or service, depending on the customer's need. These sources of revenue are consistent with respect to both product line and geographic area.

In addition, discrete financial information, such as costs and expenses, operating income, net income and EBITDA (earnings before interest expense, income taxes, depreciation, amortization, and accretion of contract rights), are not captured or analyzed by product line or geographic area. The Company's Chief Operating Decision Maker analyzes product performance based on average daily play on a game level basis, which is consistent across all product lines and geographic areas. This average daily performance data along with customer needs are the key drivers for assessing how the Company allocates resources and assesses its operating performance.

Costs of Computer Software

Software development costs have been accounted for in accordance with ASC Topic 985, "Software." Under ASC Topic 985, capitalization of software development costs begins upon the establishment of technological feasibility and prior to the availability of the product for general release to customers. The Company capitalized software development costs of approximately $5.9 million and $4.6 million for the periods ended September 30, 2012 and 2011, respectively. Software development costs primarily consist of personnel costs and gaming lab testing fees. The Company begins to amortize capitalized costs when a product is available for general release to customers. Amortization expense is determined on a product-by-product basis at a rate not less than straight-line basis over the product's remaining estimated economic life, not to exceed five years. Amortization of software development costs is included in amortization and depreciation in the accompanying consolidated statements of operations and other comprehensive income.

Income Taxes

The Company accounts for income taxes using the asset and liability method and applies the provisions of ASC Topic 740, "Income Taxes." Under ASC Topic 740, deferred tax liabilities or assets arise from differences between the tax basis of liabilities or assets and their basis for financial reporting, and are subject to tests of recoverability in the case of deferred tax assets. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets to the extent realization is not judged to be more likely than not. Additionally, in accordance with ASC Topic 740, in order to record any financial statement benefit, we are required to determine, based on the technical merits of the position, whether it is more likely than not (a likelihood of more than 50 percent) that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes. If that step is satisfied, then we must measure the tax position to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

Treasury Stock

The Company utilizes the cost method when accounting for its treasury stock acquisitions and dispositions.

Stock Compensation

The Company accounts for share-based compensation under the provisions of ASC Topic 718, "Compensation – Stock Compensation." Among other items, ASC Topic 718 requires the Company to recognize in the financial statements, the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of those awards. To measure the fair value of stock option awards granted to employees, the Company currently utilizes the Black-Scholes-Merton option-pricing model. Expense is recognized over the required service period, which is generally the vesting period of the options.

The Black-Scholes-Merton model incorporates various assumptions, including expected volatility, expected life, and risk-free interest rates. The expected volatility is based on the historical volatility of the Company's common stock over the most recent period commensurate with the estimated expected life of the Company's stock options, adjusted for the impact of unusual fluctuations not reasonably expected to recur. The expected life of an award is based on historical experience and on the terms and conditions of the stock awards granted to employees.

There were option grants to purchase 1.1 million, 566,700 and 1.4 million common shares during the years ended September 30, 2012, 2011, and 2010, respectively. The assumptions used for the years ended September 30, 2012, 2011, and 2010, and the resulting estimates of weighted-average fair value per share of options granted during these periods are as follows:

	2012	2011	2010
Weighted expected life	5 years	5 years	5 years
Risk-free interest rate	1.0%	1.3 - 2.6%	2.3 - 2.6%
Expected volatility	59.91%	59.01%	59.53%
Expected dividend yields	None	None	None
Weighted-average fair value of options granted during the period	$3.55	$2.36	$2.14
Expected annual forfeiture rate	5.31%	5.31%	5.31%

The Company also grants restricted stock and restricted stock units. In accordance with ASC Topic 718 the Company records stock compensation for such awards at the full value of the award at the time of issuance over the vesting period of the award. The full value of the award is equivalent to the closing stock price of the Company's stock on the date of grant.

Foreign Currency Translation
The Company accounts for currency translation in accordance with ASC Topic 830, "Foreign Currency Matters." Balance sheet accounts are translated at the exchange rate in effect at each balance sheet date. Income statement accounts are translated at the average rate of exchange prevailing during the period. Translation adjustments resulting from this process are charged or credited to other comprehensive income a component of shareholder equity, in accordance with ASC Topic 220, "Comprehensive Income." Transactional currency gains and losses arising from transactions in currencies other than the Company's local functional currency are included in the consolidated statements of operations and other comprehensive income in accordance with ASC Topic 830.

Recent Accounting Pronouncements

Recently adopted accounting pronouncements
In April 2010, the FASB issued new accounting guidance related to accruals for casino jackpot liabilities. Specifically, the guidance clarifies that an entity should not accrue jackpot liabilities, or portions thereof, before a jackpot is won if the entity can avoid paying the jackpot. Jackpots should be accrued and charged to revenue when an entity has the obligation to pay the jackpot. The guidance applies to both base and progressive jackpots. The new guidance is effective for fiscal years beginning on or after December 15, 2010. The Company adopted the guidance as of October 1, 2011, and it did not have a material impact on its consolidated results of operations, financial position or cash flows.

In April 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-02, "Receivables (Topic 310) - A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring" (ASU 2011-02). The guidance clarifies whether a creditor has granted a concession and whether a debtor is experiencing financial difficulties for purposes of determining whether a restructuring is a troubled debt restructuring. The new guidance is effective for interim or annual periods beginning after June 15, 2011. The Company adopted the guidance as of October 1, 2011, and it did not have a material impact on its consolidated results of operations, financial position and cash flows.

In May 2011, the FASB issued ASU No. 2011-04, "Fair Value Measurement (Topic 820) - Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS" (ASU 2011-04). The guidance improves the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The new guidance was effective for interim or annual periods beginning after December 15, 2011. The Company adopted the guidance as of January 1, 2012, and it did not have a material impact on its consolidated results of operations, financial position and cash flows.

In June 2011, the FASB issued ASU No. 2011-05, "Comprehensive Income (Topic 220) - Presentation of Comprehensive Income" (ASU 2011-05). The guidance improves the comparability, consistency, and transparency of financial reporting and increases the prominence of items reported in comprehensive income, while facilitating the convergence of U.S. GAAP and IFRS. The guidance eliminates the option to present components of other comprehensive income as part of the statement of stockholders' equity, and instead requires a single continuous statement of comprehensive income as part of the statement of operations or a separate, but continuous, statement of other comprehensive income. The new guidance was effective for interim or annual periods beginning after December 15, 2011. The Company adopted the guidance as of January 1, 2012, and it did not have a material impact on its consolidated results of operations, financial position or cash flows, other than the presentation thereof.

Recently issued accounting pronouncements not yet adopted
In December 2011, the FASB issued ASU No. 2011-11, *"Disclosures about Offsetting Assets and Liabilities"* ("ASU No. 2011-11") to require new disclosures about offsetting assets and liabilities which requires an entity to disclose information about financial instruments that have been offset and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. Entities will be required to provide both net (offset amounts) and gross information in the notes to the financial statements for relevant assets and liabilities that are offset. ASU No. 2011-11 is for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The Company expects to adopt this guidance during its 2013 fiscal year and does not expect it will have a significant impact on its consolidated results of operations, financial condition and cash flows.

In July 2012, the FASB issued ASU No. 2012-02, *"Intangibles - Goodwill and Other (Topic 350) Testing Indefinite-Lived Intangible Assets for Impairment"* ("ASU No. 2012-02") which states that an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. The outcome of the assessment is used as a basis for determining whether it is necessary to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value to the carrying amount. ASU No. 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The Company expects to adopt this guidance during its 2013 fiscal year and does not believe it will have a significant impact on its consolidated results of operations, financial condition and cash flows.

The Company believes there is no additional new accounting guidance adopted but not yet effective that is relevant to the readers of our consolidated financial statements. However, several new Exposure Drafts and proposals are under development which, if and when enacted, may have a significant impact on its consolidated financial statements.

3. INVENTORY

Inventory consisted of the following (in thousands):

	September 30, 2012	September 30, 2011
Raw materials and component parts, net of reserves of $800 and $1,261, respectively	$ 3,653	$ 4,971
Work in progress	1,321	705
Finished goods	2,109	1,615
Total Inventory	$ 7,083	$ 7,291

4. NOTES RECEIVABLE

The Company's notes receivable consisted of the following:

	September 30, 2012	September 30, 2011
	(In thousands)	
Notes receivable from development agreements	$ 8,526	$ 24,372
Less imputed interest discount reclassed to contract rights	(370)	(1,684)
Notes receivable from equipment sales and other	601	2,041
Notes receivable, net	8,757	24,729
Less current portion	(8,024)	(14,280)
Notes receivable – non-current	$ 733	$ 10,449

Notes receivable from development agreements are generated from reimbursable amounts advanced under development agreements. Notes receivable from equipment sales consisted of financial instruments issued by customers for the purchase of player terminals and licenses, and bore interest at 2.61% at September 30, 2012. All of the Company's notes receivable from equipment sales are collateralized by the related equipment sold, although the fair market value of such equipment, if repossessed, may be less than the note receivable outstanding.

5. DEVELOPMENT AND PLACEMENT FEE AGREEMENTS

The Company enters into development and placement fee agreements to provide financing for new gaming facilities or for the expansion or improvement of existing facilities. All or a portion of the funds provided under development agreements are reimbursed to the Company, while funding under placement fee agreements is not reimbursed. In return, the facility dedicates a percentage of its floor space to placement of the Company's player terminals, and the Company receives a fixed percentage of those player terminals' hold per day over the term of the agreement which is generally for 12 to 83 months. Certain of the agreements contain player terminal performance standards that could allow the facility to reduce a portion of the Company's guaranteed floor space. In addition, certain development agreements allow the facilities to buy out floor space after advances that are subject to repayment have been repaid. The agreements typically provide for a portion of the amounts retained by the gaming facility for their share of the operating profits of the facility to be used to repay some or all of the advances recorded as notes receivable. Placement fees and amounts advanced in excess of those to be reimbursed by the customer for real property and land improvements are allocated to intangible assets and are generally amortized over the term of the contract, which is recorded as a reduction of revenue generated from the gaming facility. In the past the Company has, and in the future, the Company may, by mutual agreement, amend these contracts to reduce its floor space at the facilities. Any proceeds received for the reduction of floor space is first applied against the intangible asset recovered for that particular development or placement fee agreement, if any, and the remaining net book value of the intangible asset is prospectively amortized on a straight-line method over the remaining estimated useful life.

On January 18, 2012, the Company announced that it had extended 1,709 unit placements, or 85% of the 2,009 units currently installed on a revenue sharing basis, at WinStar World Casino and Riverwind Casino operated by the Chickasaw Nation in Oklahoma, for an additional 3.5 years, prior to the scheduled termination of the original unit placement agreements which were scheduled to occur pursuant to the agreements' terms during the second half of fiscal 2013. In consideration of the long-term unit placement extensions, the Company paid unit placement fees of $13.2 million to the Chickasaw Nation. The Company also agreed to reduce its revenue share percentage on approximately 1,000 units at WinStar World Casino with two pricing adjustments on July 16, 2013 and August 1, 2014, bringing the revenue share percentage on these units in line with the Company's other units deployed within the Chickasaw Nation's gaming facilities.

Management reviews intangible assets related to development and placement fee agreements for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. There were no events or changes in circumstances during the period ended September 30, 2012, which required an impairment charge to the carrying value of intangible assets recorded in connection with development and placement fee agreements.

The following net amounts related to advances made under development and placement fee agreements and were recorded in the following balance sheet captions:

	September 30, 2012	September 30, 2011
	(In thousands)	
Included in:		
Notes receivable, net	$ 8,156	$ 22,689
Intangible assets – contract rights, net of accumulated amortization	$ 30,551	$ 22,697

6. PROPERTY AND EQUIPMENT AND LEASED GAMING EQUIPMENT

The Company's property and equipment and leased gaming equipment consisted of the following (in thousands):

	September 30, 2012			September 30, 2011		
	Cost	Accum. Depr.	Net Book Value	Cost	Accum. Depr.	Net Book Value
Rental pool – deployed	$ 169,262	$ (122,439)	$ 46,823	$ 167,021	$ (128,965)	$ 38,056
Rental pool – undeployed (1)	42,320	(38,303)	4,017	77,505	(71,068)	6,437
Machinery and equipment	11,005	(7,864)	3,141	12,109	(11,041)	1,068
Computer software	6,712	(5,145)	1,567	7,078	(6,239)	839
Vehicles	2,640	(1,510)	1,130	2,215	(1,747)	468
Other	3,832	(2,586)	1,246	3,166	(2,635)	531
Total property and equipment and leased gaming equipment	$ 235,771	$ (177,847)	$ 57,924	$ 269,094	$ (221,695)	$ 47,399

(1) Gaming equipment and third-party gaming content licenses begin depreciating when they are available for customer use. Property and equipment and leased gaming equipment is depreciated as follows: Rental pool – deployed and undeployed – 2 to 3 years; Machinery and equipment – 5 to 7 years; Computer software – 3 to 5 years; Vehicles – 3 to 10 years and Other – 3 to 7 years.

The Company recorded depreciation and amortization expense related to property and equipment and leased gaming equipment of $33.7 million, $37.3 million and $48.1 million for the years ended September 30, 2012, 2011 and 2010, respectively.

In accordance with ASC Topic 360, "Property, Plant, and Equipment," the Company (i) recognizes an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows; and (ii) measures an impairment loss as the difference between the carrying amount and fair value of the asset. During the year ended September 30, 2012, the Company did not experience a triggering event that would have caused an impairment analysis assessment.

During 2012, the Company sold $5.1 million of net book value related to the Company's proprietary units on trial or revenue share in our installed base. The majority of these sales were trial units that converted to a sale. In addition the Company disposed of, or wrote off $669,000 of net book value related to third-party gaming content licenses, installation costs, and other equipment.

During 2011, the Company sold $1.9 million of net book value related to the Company's proprietary units on trial or revenue share in our installed base. These included trial units that converted to a sale. In addition, the Company disposed of or wrote off $1.3 million of net book value related to third-party gaming content licenses, installation costs, and other equipment.

During 2010, the Company sold $1.7 million of net book value related to the Company's proprietary units on trial or revenue share in our installed base. These included trial units that converted to a sale. In addition, the Company disposed of or wrote off $600,000 of net book value related to third-party gaming content licenses, installation costs, and other equipment.

The rental pool includes leased gaming equipment that are either placed under participation arrangements at customer facilities (rental pool – deployed) or warehoused by the Company for future deployment (rental pool – undeployed).

7. INTANGIBLE ASSETS

The Company's intangible assets consisted of the following (in thousands):

	September 30, 2012			September 30, 2011			Estimated Useful Lives
	Cost	Accum. Amort.	Net Book Value	Cost	Accum. Amort.	Net Book Value	
Contract rights under development and placement fee agreements	$ 58,694	$ (28,143)	$ 30,551	$ 50,483	$ (27,785)	$ 22,698	1-7 years
Internally-developed gaming software	23,996	(17,423)	6,573	35,904	(30,970)	4,934	1-5 years
Patents and trademarks	5,875	(5,335)	540	6,920	(6,157)	763	1-5 years
Other	—	—	—	250	(250)	—	3-5 years
Total intangible assets, net	$ 88,565	$ (50,901)	$ 37,664	$ 93,557	$ (65,162)	$ 28,395	

Contract rights are amounts allocated to intangible assets for dedicated floor space resulting from development agreements or placement fees. The related amortization expense, or accretion of contract rights, is netted against its respective revenue category in the accompanying consolidated statements of operations and other comprehensive income.

Internally developed gaming software is accounted for under the provisions of ASC Topic 985 "Software" and is stated at cost, which is amortized over the estimated useful life of the software, generally using the straight-line method. The Company amortizes internally-developed games over a twelve month period, gaming engines over an eighteen month period, gaming systems over a three-year period, and its central management systems over a five-year period. Software development costs are capitalized once technological feasibility has been established, and are amortized when the software is placed into service. Any subsequent software maintenance costs, such as bug fixes and subsequent testing, are expensed as incurred. Discontinued software development costs are expensed when the determination to discontinue is made. For the years ended September 30, 2012, 2011, 2010 amortization expense related to internally-developed gaming software was $4.2 million, $3.2 million and $2.7 million respectively. During fiscal 2012, 2011 and 2010, the Company had write-offs related to internally-developed gaming software of $74,000, $83,000 and $293,000.

Management reviews intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. No triggering events were identified for the year ended September 30, 2012.

Amortization expense, inclusive of accretion of contract rights, totaled $12.3 million, $10.9 million, and $10.2 million for the years ended September 30, 2012, 2011, and 2010, respectively. Annual estimated amortization expense for each of the five succeeding fiscal years is as follows:

Year		Amount
	(In thousands)	
2013	$	11,556
2014		8,767
2015		6,906
2016		3,909
2017		1,451
Total	**$**	**32,589**

8. VALUE ADDED TAX RECEIVABLE

The Company's value added tax (VAT) receivable is a receivable from the Mexican taxing authority primarily related to a value added tax levied on product shipments originating outside of Mexico. At September 30, 2012 and 2011, the Company's VAT receivable was $3.5 million and $2.8 million, respectively. The majority of the VAT receivable relates to equipment shipments that occurred in 2006 and 2007.

The Company has received rulings from the Mexican taxing authority for 2006 and 2007 indicating that the Mexican taxing authority has challenged the registration of certain of the Company's transactions that have generated a VAT receivable of approximately $401,000, all of which has been fully reserved. Although the Company has fully reserved this amount, it has formally contested these rulings, and continues to believe it has the necessary evidence for a reasonable defense. However, the final resolution of the contested balances remains uncertain and may adversely affect the carrying value of the receivable and may have an adverse effect on the Company's statement of operations and other comprehensive income. See Note 16 of the Notes to Consolidated Financial Statements "Commitments and Contingencies."

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The Company's accounts payable and accrued liabilities consisted of the following:

	September 30, 2012	September 30, 2011
	(In thousands)	
Trade accounts payable	$ 8,800	$ 8,781
Accrued expenses	7,270	7,222
Accrued bonus and salaries	8,044	5,622
Accrued foreign tax payable	2,824	—
Marketing reserve	2,185	2,749
Other	1,069	1,481
Accounts payable and accrued liabilities	$ 30,192	$ 25,855

On February 1, 2012, the Company's shareholders approved a Long-Term Incentive Program (LTIP) for certain members of the Company's executive management team. The LTIP has a performance stock component (see further discussion of the stock component in Footnote 15, "Stockholders' Equity") and performance cash component. The performance cash component is based on the three year performance of the Company for the 2012, 2013 and 2014 fiscal years. The LTIP states that should the Company meet certain cumulative revenue and earnings per share performance goals the named executive management team members will receive a cash award. The LTIP specified a Minimum, Target and Maximum award amount based on the cumulative revenue and earnings per share total. As of September 30, 2012, the Company believes that the Maximum award amount will be earned based on the financial results for the year then ended and the projected revenue and earnings per share amounts for the remaining period covered by the LTIP. Therefore, the Company has recorded approximately $1.5 million in accrued bonuses for the performance cash component of the LTIP.

During the fourth fiscal quarter of 2012, in response to appeals by the Company's Mexican subsidiary to the Federal Court of Mexico, the Company's Mexican subsidiary received additional rulings with respect to outstanding federal tax audits for the tax years ending December 31, 2006 and 2007. These additional rulings confirmed the Mexico taxing authorities' position with respect to the use of additional evidence and other documents to support the Company's claims. Based on these rulings the Company believes that it is likely that the Mexico taxing authorities will be successful in assessing the Company an amount for these audits. Although the Company expects to continue to defend this matter it has established a $2.8 million reserve based on its best estimates of a potential final assessment. The total reserve recorded includes both income and non-income based taxes. An estimated $1.6 million is associated with income based taxes, and therefore has been accounted for as an uncertain tax position in accordance with ASC 740.

10. CREDIT AGREEMENT AND LONG-TERM DEBT

The Company's Credit Agreement, long-term debt consisted of the following:

		September 30, 2012		September 30, 2011
		(In thousands)		
Term loan facility	$	33,300	$	37,000
Less: current portion of long-term debt		(3,700)		(3,700)
Long-term debt, less current portion	$	29,600	$	33,300

On August 3, 2011, the Company entered into an amended and restated credit agreement with Comerica Bank in its capacity as administrative agent and lead arranger and Wells Fargo Bank, N.A., as syndication agent (the "Credit Agreement") to provide the Company a $74.0 million credit facility which replaced its previous credit facility with Comerica Bank in its entirety. The Credit Agreement consists of three facilities: an approximately $20.6 million revolving credit facility, a $37.0 million term loan, and an approximately $16.4 million draw-to term loan. The Credit Agreement, and advances made thereunder, mature on August 3, 2016. The term loan is amortized on a straight-line basis over a ten-year period, payable in equal quarterly installments of $925,000. The revolving credit facility and the draw-to term loan provide the Company the ability to finance development and placement agreements, acquisitions, and working capital for general corporate purposes. As of September 30, 2012, $33.3 million was outstanding on the term loan which bore interest at 3.23%. No amounts were outstanding on the revolving credit facility and the draw-to term loan; however each facility had approximately $20.6 million and $16.4 million, respectively, available for borrowings as of September 30, 2012. The Company has the ability to draw on the draw-to term loan until February 3, 2014 and on the revolving credit facility until maturity of the credit agreement on August 3, 2016. Availability under the Credit Agreement is reduced to the extent of a $3.5 million outstanding letter of credit.

On September 21, 2012, the Company and the lenders entered into Amendment No. 1 to the Credit Agreement. Amendment No. 1 provides for, among other things, an increase in the annual limitation on capital expenditures from $40.0 million to $60.0 million annually, an increase in the limitation on debt to finance acquisitions and capital asset purchases from $500,000 to $1.0 million, and an amendment to the applicable margin grid, which provided for a margin reduction of 25 bps in both levels, as further set forth in the table below.

The components of the Credit Agreement will be priced based on an applicable margin grid according to the Company's leverage ratio. Assuming that the Company utilizes LIBOR as the key interest rate driver, effective as of Amendment No. 1, the following margins would apply based on the applicable leverage ratio:

	Level I	Level II
Consolidated Total Leverage Ratio	Less than 0.75 to 1.00	Greater than or equal to 0.75 to 1.00
Term loan	2.75	3.25
Revolving credit facility	2.00	2.50
Draw-to term loan	2.75	3.25

The Company obtained Level I pricing on December 5, 2011 upon delivering its financial statements for the year ended September 30, 2011 and continues to have Level I pricing subsequent to Amendment No. 1. The Company also has the option to utilize an interest rate based on the prime rate issued by the agent bank or the federal funds rate issued by the Federal Reserve Bank of New York, plus applicable margins. The Company analyzes its interest rate options and generally institutes the most favorable rate available.

The Company accounts for amendments or changes to its Credit Agreement in accordance with ASC 470-50-40-21, "Modifications and exchanges of line of credit or revolving debt arrangements." Based on the requirements of ASC 470-50-40-21, the Company did not write off any deferred costs in the current fiscal year; however, wrote-off $355,000 and $381,000 during 2011 and 2010, respectively, related to unamortized deferred costs of the original Credit Agreement and subsequent amendments. The remaining deferred costs as of September 30, 2012 of approximately $475,000 will be amortized over the remaining term of the Credit Agreement.

The Credit Agreement is collateralized by substantially all of the Company's assets. The Company is subject to two primary financial covenants: a total leverage ratio and a fixed charge coverage ratio. The total leverage ratio is calculated as total net funded debt to EBITDA (which is defined in the Credit Agreement as net income before interest expense, tax expense, depreciation and amortization expense, stock compensation expense and any extraordinary, unusual or non-cash non-recurring expenses up to $7.5 million for any trailing twelve month period, less any non-cash income items, including income tax credits, and any extraordinary income or gains). Total net funded debt is defined as total funded debt of the Company less unrestricted cash in excess of $10.0 million. The Company will be required to maintain a total leverage ratio of 1.5 to 1.0.

The fixed charge coverage ratio is calculated as EBITDA minus:

- Income tax expense
- Dividends or other distributions on equity, not funded by the Credit Agreement
- Routine capital expenditures, defined as $2.5 million per quarter
- Repurchases or redemptions of capital stock, not funded by the Credit Agreement
- Payments and advances under development agreements, not funded by the Credit Agreement

Fixed charges include interest expense and all regularly scheduled installments of principal. The Company is required to maintain a fixed charge coverage ratio of 1.2 to 1.0.

As of September 30, 2012, the Company was in compliance with all loan covenants.

11. LEASES

The Company leases its corporate offices, warehouses and certain office equipment under noncancelable operating leases.

A schedule of future minimum rental payments required under noncancelable operating leases is as follows:

Year	**Operating** (In thousands)
2013	$ 1,123
2014	1,661
2015	1,676
2016	1,722
2017	221
thereafter	21
Total Minimum Lease Payments	**$ 6,424**

Rental expense during 2012, 2011, and 2010 amounted to $2.0 million, $2.2 million and $2.4 million, respectively.

12. WRITE-OFF, RESERVE AND IMPAIRMENT CHARGES

Write-off, reserve and impairment charges, other than items written-off in the normal course of business, for the years September 30, 2012, 2011 and 2010 consisted of the following:

	Year ended September 30, 2012	2011	2010
Reserve against note and accounts receivable	—	—	2,762
Write-off of install costs and portable buildings in Alabama	—	203	332
Patent and trademark, intangibles, prepaid loan fees and sales and use taxes	—	355	1,916
Mexico customs audit	—	150	—
Reserve for Mexico income tax assessment	1,187		
New York Lottery service interruption	—	484	—
Write-off of property and equipment	—	821	—
Total write-off, reserve and impairment charges	$ 1,187	$ 2,013	5,010

The charges for the year ended September 30, 2012 consisted of a $1.2 million reserve established for the Mexico tax issues. For further discussion see Note 16 "Commitments and Contingencies".

The charges for the year ended September 30, 2011 consisted of (i) an $821,000 write-off of older equipment deemed obsolete due to changes in the rate of adoption of our newer proprietary game content; (ii) a $484,000 payment for a central system service interruption; (iii) a $355,000 write-off of prepaid loan fees in conjunction with the refinancing of our credit facility; (iv) a $203,000 write-off of install costs at the Alabama locations associated with our voluntary withdrawal from the charitable bingo market; (v) and $150,000 related to a Mexico customs audit.

The charges for the year ended September 30, 2010 consisted of $3.1 million of reserves and impairment charges for a note receivable and installation and other costs within the State of Alabama, due to the voluntary closing of facilities by our Alabama customers caused by regulatory changes in the state and a $1.9 million write-off of patents and trademarks, and prepaid loan fees, and a reserve for sales and use taxes.

13. INCOME TAXES

The provision for income tax benefit (expense) consisted of the following for the years ended September 30, 2012, 2011 and 2010:

	Year ended September 30, 2012	2011	2010
		(In thousands)	
Current:			
Federal	$ 176	$ (268)	$ 18,091
State	87	(96)	847
Foreign	(1,732)	(338)	(438)
	(1,469)	(702)	18,500
Deferred:			
Federal	3,652	—	(3,823)
State	271	—	(284)
Foreign	423	—	—
	4,346	—	(4,107)
Income tax benefit (expense)	$ 2,877	$ (702)	$ 14,393

The effective income tax rates differ from the statutory U.S. federal income tax rates as follows for the years ended September 30, 2012, 2011, and 2010:

	2012	2011	2010
Federal income tax expense (benefit) at statutory rate	35.0 %	35.0 %	(35.0)%
State income tax expense, net of federal benefit	(0.6)%	4.7 %	(2.5)%
Foreign income tax expense, net of federal benefit	— %	4.2 %	2.6 %
Change in valuation allowance	(47.9)%	(32.9)%	(87.2)%
Other, net	2.1 %	— %	0.1 %
Provision (benefit) for income taxes	(11.4)%	11.0 %	(122.0)%

The "other, net" category above captures the impact of several tax expense items, including research and development tax credits, changes in reserves for uncertain tax positions, and the true-up of the Company's income tax accounts.

The valuation allowance on deferred tax assets as of September 30, 2012 and 2011 was $0 and $12.7 million, respectively, a decrease of $12.7 million. The valuation allowance was initially established during the year ended September 30, 2009.

Differences between the book value and the tax basis of the Company's assets and liabilities at September 30, 2012 and 2011 result in deferred tax assets and liabilities as follows:

	Year ended September 30,	
	2012	2011
	(In thousands)	
Deferred tax asset – current:		
Allowance for doubtful accounts	$ 372	$ 496
Inventory reserve	301	474
Accruals not currently deductible for tax purposes	3,756	2,057
Deferred revenue	730	1,285
Net Operating Loss Carryforwards and Credits	3,089	—
Charitable Contributions	—	211
Current deferred tax asset	8,248	4,523
Valuation allowance	—	(4,302)
Current deferred tax asset, net	8,248	221
Noncurrent deferred tax asset:		
Stock compensation expense	1,281	1,155
Net Operating Loss Carryforwards and Credits	166	7,624
Accruals not currently deductible for tax purposes	971	—
Noncurrent deferred tax asset, net	2,418	8,779
Valuation allowance	—	(8,349)
Noncurrent deferred tax asset, net	2,418	430
Deferred tax asset	**$ 10,666**	**$ 651**
Noncurrent deferred tax liability		
Property and equipment, leased gaming equipment and intangible assets, due principally to depreciation and amortization differences	$ (6,320)	$ (651)
Noncurrent deferred tax liability, net	**(6,320)**	**(651)**
Deferred Tax Asset/(Liability)	**$ 4,346**	**$ —**

During the fiscal year ended September 30, 2012, we utilized $14.1 million of gross federal net operating loss carryforwards which reduced our income tax expense by approximately $4.7 million. In addition, during the fiscal year ended September 30, 2012, we generated excess tax benefits associated with certain stock option exercises resulting in a federal and state net operating loss carryforward of approximately $6.0 million, the benefit of which will be recorded directly to equity when realized. The Company has a federal research and development credit carryforward of approximately $1.7 million, and a federal alternative minimum tax credit carryforward of approximately $626,000. The net operating losses will begin to expire in varying amounts in 2031 if not utilized. The federal research and development credit will begin to expire in varying amounts in 2029 if not utilized.

For 2012, 2011, and 2010, the Company recorded net reductions of $555,000, $0, and 621,000 respectively, of its federal and state income tax liability due to the effects of stock compensation.

The management team considered the likelihood of realizing the future benefits associated with the Company's existing deductible temporary differences and carryforwards. As a result of this analysis, we believe that in the US jurisdiction, as of September 30, 2012, the objective and verifiable evidence of our historical pretax net income (three year cumulative book net income was achieved during the fourth fiscal quarter of 2012), coupled with sustained taxable income and projected future earnings outweighs the negative evidence of our previous year losses. Therefore, we determined that it is more likely than not that we will realize the benefits associated with our deferred tax assets in the United States. As a result, we decreased our valuation allowance by approximately $12.7 million during fiscal 2012 such that no valuation allowance has been recorded against our U.S. deferred tax assets at September 30, 2012. In Mexico, the Company continues to experience tax losses and therefore management determined that it is not more likely than not that the future benefit associated with all of the Company's existing deductible temporary differences and carryforwards in Mexico will be realized. As a result, the Company has maintained a full valuation allowance against all of its remaining Mexican deferred tax assets.

The Company maintains a valuation allowance when management believes it is more likely than not that all or a portion of a deferred tax asset will not be realized. Changes in a valuation allowance from period to period are included in the tax provision in the period of change. Management evaluates the recoverability of our deferred income tax assets by assessing the need for a valuation allowance on a quarterly basis. If the Company determines that it is more likely than not that our deferred tax assets will be recovered, the valuation allowance will be reduced.

The Company received federal and state refunds of $1.1 million, $18.8 million and $6.3 million in 2012, 2011, and 2010 respectively.

In fiscal 2012, the Company conducted operations in Mexico through a subsidiary treated as a disregarded entity for U.S. income tax purposes. Accordingly, income or losses are taxed or benefited, as appropriate, in the Company's U.S. tax provision. At present, Company management determined that it is more likely than not that the Mexican operations cannot benefit from past losses, from a Mexican tax perspective. Accordingly, a full valuation allowance has been recorded against the deferred tax asset related to the Mexican net operating loss. The effect on the total income tax expense is deemed immaterial.

The Company accounts for income taxes based on ASC 740-10-25, which prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all the relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. ASC 740-10-25 also provides guidance on the accounting for and disclosure of unrecognized tax benefits, interest, and penalties.

The following is a tabular reconciliation of the total amounts of unrecognized tax benefits for the years ended September 30,:

	2012	2011	2010
Unrecognized tax benefit – October 1,	$ 637,000	$ 320,000	$ 334,000
Gross increases – tax positions in prior period	786,000	637,000	—
Gross decreases – tax positions in prior period	(637,000)	—	—
Gross increases – tax positions in current period	—	—	143,000
Settlements	—	(320,000)	(157,000)
Lapse of statute of limitations	—	—	—
Unrecognized tax benefit – September 30,	$ 786,000	$ 637,000	$ 320,000

Included in the balance of unrecognized tax benefits at September 30, 2012, 2011 and 2010, are $0, $0 and $320,000 respectively, of tax benefits that, if recognized, would affect the effective tax rate.

The Company recognizes interest accrued related to unrecognized tax benefits and penalties as income tax expense. The Company recorded net expense(benefit) related to current or prior period interest and penalties of $635,000, $179,000 and ($1,000) in the years ended September 30, 2012, 2011, 2010, respectively. Related to the unrecognized tax benefits noted above, the Company had accrued interest and penalties of $851,000, $216,000 and $38,000 as of September 30, 2012, 2011 and 2010, respectively.

The Internal Revenue Service has concluded all phases of its examinations for the tax years ended September 30, 2006, 2007, 2008, 2009 and 2010. The Company is subject to taxation in the United States, including various state jurisdictions, and Mexico. With few exceptions, the Company is no longer subject to U.S. federal tax for the tax years ending prior to September 30, 2010 and state examinations for tax years ending prior to September 30, 2009.

14. INCOME PER COMMON SHARE

Income per common share is computed in accordance with ASC Topic 260, "Earnings per Share." Presented below is a reconciliation of net income available to common shareholders and the differences between weighted average common shares outstanding, which are used in computing basic income per share, and weighted average common and potential shares outstanding, which are used in computing diluted income per share.

	September 30,		
	2012	2011	2010
Net income available to common shareholders (in thousands)	$ 28,174	$ 5,677	$ 2,629
Weighted average common shares outstanding	27,806,840	28,105,824	27,401,190
Effect of dilutive securities:			
Stock options and restricted shares	1,454,508	580,431	589,228
Weighted average common and potential shares outstanding	29,261,348	28,686,255	27,990,418
Basic income per share	$ 1.01	$ 0.20	$ 0.10
Diluted income per share	$ 0.96	$ 0.20	$ 0.09

In the years ended September 30, 2012, 2011 and 2010, options to purchase approximately 531,677, 3.6 million and 4.3 million shares of common stock, with exercise prices ranging from $7.68 to $18.71, $3.50 to $18.71, and $3.52 to $18.71, respectively, were not included in the computation of dilutive income per share, due to their antidilutive effect. In the year ended September 30, 2012 we granted 48,000 restricted stock awards and 120,000 restricted stock units, which remain unvested.

15. STOCKHOLDERS' EQUITY

Preferred Stock
During fiscal 1995, the Company amended its articles of incorporation to provide for the issuance of up to 2,000,000 shares of Preferred Stock in such series and with such rights and preferences as may be approved by the Board of Directors. In January 1995, the Board of Directors approved a Series A Preferred Stock, which is cumulative, voting and convertible. In October 1998, the Board of Directors approved a Series B Junior Participating Preferred Stock, which is cumulative and voting. As of September 30, 2012 and 2011, there were no shares of Series A Preferred Stock or Series B Junior Participating Preferred Stock outstanding.

Treasury Stock
In November 2012, our Board of Directors approved a plan to repurchase up to $40 million of our outstanding common stock over a three-year period. The new share repurchase authorization replaces a $15 million repurchase authorization that was due to expire in December 2013 and which had approximately $3.1 million of repurchase authorization remaining. During 2012, the Company purchased 392,821 shares of its common stock for approximately $1.9 million at an average cost of $4.78 per share, exclusive of broker fees. From the inception of the program in December 2010 through September 30, 2012, the Company has purchased approximately 2.2 million shares of its common stock for $11.9 million at an average cost of $5.36 per share, exclusive of broker fees. The share repurchase program is subject to a 10b5-1 plan, in which purchases may be made from time to time in the open market, subject to certain pricing parameters and the Company's Credit Agreement.

During fiscal 2010, the Company did not repurchase any shares of its common stock.

Director Compensation
The Company compensates the members of its Board of Directors for their services as directors, including serving on committees of the board. Beginning in fiscal 2012, each of our non-employee directors receives $55,000 per year, except for the Chairman of our Board of Directors, who receives $110,000 per year. In addition, each director receives a retainer for serving on committees of our Board of Directors: the members of the Audit Committee each receive an additional $20,000 per year for serving on the Audit Committee, except for the Chairman of the Audit Committee, who receives $30,000 per year for serving on the Audit Committee as its chairman; the members of the Nominating and Governance Committee each receive an additional $12,000 per year for serving on the Nominating and Governance Committee, except for the Chairman of the Nominating and Governance Committee, who receives $17,000 per year for serving on the Nominating and Governance Committee as its chairman; and the members of the Compensation Committee each receive an additional $17,000 per year for serving on the Compensation Committee, except for the Chairman of the Compensation Committee, who receives $27,000 per year for serving on the Compensation Committee as its chairman. Non-employee directors also receive equity compensation for their service on the Board of Directors.

Stock Option Plan
Stock options are currently awarded under the Multimedia Games Holding Company, Inc. 2012 Equity Incentive Plan, which was adopted by the Company's shareholders on February 1, 2012. Shareholders approved the issuance of 1,900,000 shares pursuant to the 2012 Equity Incentive Plan. The number of common shares available for issuance from the 2012 Equity Incentive Plan as of September 30, 2012 is 1,617,460. The Company previously maintained the 1996 Stock Incentive Plan, the 1998 Senior Executive Stock Option Plan, the Ad Hoc Option Plan, the 2000 Stock Option Plan, the 2001 Stock Option Plan, the 2002 Stock Option Plan, the 2003 Outside Director Stock Option Plan, the 2008 Employment Inducement Award Plan, and the Consolidated Equity Incentive Award Plan, each of which were approved by the Company's shareholders except the 2008 Employment Inducement Award Plan and the Ad Hoc Option Plan.

Nonqualified stock options are granted to the Company's directors and nonqualified and incentive stock options have been granted to the Company's officers and employees. Options granted to its officers and employees generally vest over four years and expire seven years from the date of grant. The Company expects to continue to issue stock options to new employees as they are hired, as well as to current employees as incentives from time to time. In addition, the Company expects to award continued service to the Company with other types of equity.The Company issues new shares to satisfy stock option exercises under the plans.

At September 30, 2012, there were stock options available for grant under the following plan:

	Approved by Shareholders	Options available for grant as of September 30, 2012
2012 Equity Incentive Plan	February 2012	1,617,460

For the year ended September 30, 2012, the activity relating to stock option issuances under the stock option plans is as follows:

	Number of Options	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Stock Options Outstanding October 1, 2010	6,044,285	$ 5.54		
Granted	566,700	4.64		
Exercised	(1,036,440)	3.80		
Forfeited	(805,144)	7.93		
Stock Options Outstanding September 30, 2011	4,769,401	5.22		
Granted	1,145,500	6.98		
Exercised	(1,737,996)	5.02		
Forfeited	(304,775)	6.42		
Stock Options Outstanding September 30, 2012	3,872,130	5.72		
Stock Options Exercisable September 30, 2011	2,713,279	$ 6.11	3.94	$ 1.0
Stock Options Exercisable September 30, 2012	1,798,665	$ 6.03	3.75	$ 17.6

For the years ended September 30, 2012, 2011 and 2010, other information pertaining to stock options was as follows:

	2012	2011	2010
Weighted-average per share grant-date fair value of stock options granted	$ 3.55	$ 2.36	$ 2.14
Total intrinsic value of options exercised (in millions)	17.6	1.0	0.8
Total grant-date fair value of stock options vested during the year (in millions)	2.2	2.0	1.6

A summary of the status of the Company's nonvested restricted stock awards and restricted stock units as of September 30, 2012 and changes during the year then ended is as follows:

Restricted Stock Awards	**Number of Awards**	**Weighted-Average Grant-Date Fair Value**
Nonvested at September 30, 2011	—	$ —
Granted	48,000	10.16
Vested	—	—
Forfeited	—	—
Nonvested at September 30, 2012	48,000	$ 10.16

Restricted Stock Units	Number of Options		Weighted-Average Grant-Date Fair Value
Nonvested at September 30, 2011	—	$	—
Granted	120,000		15.58
Vested	—		
Forfeited	—		
Nonvested at September 30, 2012	120,000	$	15.58

Cash received from option exercises under all share-based payment arrangements for the years ended September 30, 2012, 2011, and 2010 was $9.3 million, $3.9 million and $1.6 million; including tax benefits of $555,000, $0, and $621,000, respectively. For the years ended September 30, 2012, 2011, and 2010, the Company recorded net reductions of $555,000, $0, and $621,000, respectively, of its federal and state income tax liability, with an offsetting credit to additional paid-in capital resulting from the excess tax benefits of stock options.

As of September 30, 2012, there was $6.1 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plans. That cost is expected to be recognized over a weighted-average period of 2.45 years. This estimate is subject to change based upon a variety of future events which include, but are not limited to, changes in estimated forfeiture rates, cancellations and the issuance of new options.

Long-Term Incentive Program

On February 1, 2012, the Company's shareholders approved a Long-Term Incentive Program (LTIP) for certain members of the Company's executive management team. The LTIP has a performance stock component and performance cash component (see further discussion of the cash component in Footnote 9, "Accounts Payable and Accrued Liabilities"). The performance stock component is based on the price of the Company's common stock at the end of the performance period, October 1, 2011 to September 30, 2014. The LTIP states that should the Company's common stock reach certain specified Trigger Prices measured over the last three months of the performance period the named executive management team members will receive the performance stock awards. The Company obtained a third party valuation of these awards in order to record the appropriate level of compensation expense associated with the issuance of the plan and the risk associated with the stock price volatility, employee attrition, among other variables. Based on the valuation analysis the Company has recorded approximately $651,000 in stock compensation for the performance stock component of the LTIP. The remaining unamortized portion of the performance stock component of the LTIP is $1.3 million as of September 30, 2012.

16. COMMITMENTS AND CONTINGENCIES

Litigation and Regulatory Proceedings

The Company is subject to the possibility of loss contingencies arising in its business and such contingencies are accounted for in accordance with ASC Topic 450, "Contingencies." In determining loss contingencies, the Company considers the possibility of a loss as well as the ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when it is considered probable that a liability has been incurred and when the amount of loss can be reasonably estimated.

The Company is the subject of various pending and threatened claims in the ordinary course of business. The Company believes that any liability resulting from these various other claims will not have a material adverse effect on its results of operations, financial condition, or regulatory licenses or approvals; however, it is possible that extraordinary or unexpected legal fees, or a finding that our operations constitute illegal gaming, could adversely impact our financial results during a particular fiscal period. During its ordinary course of business, the Company enters into obligations to defend, indemnify and/or hold harmless various customers, officers, directors, employees, and other third parties. These contractual obligations could give rise to additional litigation costs and involvement in court proceedings.

Alabama Litigation. On August 8, 2012, an order was entered dismissing the Company and its property from the previously outstanding civil forfeiture action, *State of Alabama v. Chad Dickie, et al.*, and the Company is currently involved in two lawsuits, as further described below, related to its former charity bingo operations in the State of Alabama. While the Company believes that these lawsuits are not material from a pure damages perspective, a finding in any of these cases that electronic charity bingo was illegal in Alabama during the pertinent time frame could potentially have a material adverse regulatory consequence for the Company in other jurisdictions in which the Company operates. The lawsuits are currently pending in federal court, and include claims related to the alleged illegality of electronic charity bingo in the State of Alabama.

Dollie Williams, et al., v. Macon County Greyhound Park, Inc., et al., a civil action, was filed on March 8, 2010, in the United States District Court for the Middle District of Alabama, Eastern Division, against the Company and others. The plaintiffs, who claim to have been patrons of VictoryLand, allege that the Company participated in gambling operations that violated Alabama state law by supplying to VictoryLand purportedly unlawful electronic bingo machines played by the plaintiffs, and seek recovery of the monies lost on all electronic bingo games played by the plaintiffs in the six months prior to the complaint under Ala. Code Sec. 8-1-150(A). The plaintiffs have requested that the court certify the action as a class action. On March 16, 2012, Walter Bussey and two other named plaintiffs were voluntarily dismissed. The Company awaits a ruling on the plaintiffs' motion for class certification, which has been briefed and is pending before the court. The Company continues to vigorously defend this matter. Given the inherent uncertainties in this litigation, however, the Company is unable to make any prediction as to the ultimate outcome. A finding in this case that electronic bingo was illegal in Alabama during the pertinent time frame could have adverse regulatory consequences for the Company in other jurisdictions.

Ozetta Hardy v. Whitehall Gaming Center, LLC, et al., a civil action, was filed against Whitehall Gaming Center, LLC (an entity that does not exist), Cornerstone Community Outreach, Inc., and Freedom Trail Ventures, Ltd., in the Circuit Court of Lowndes County, Alabama. On June 3, 2010, the Company and other manufacturers were added. The plaintiffs, who claim to have been patrons of White Hall, allege that the Company participated in gambling operations that violated Alabama state law by supplying to White Hall purportedly unlawful electronic bingo machines played by the plaintiffs, and seek recovery of the monies lost on all electronic bingo games played by the plaintiffs in the six months prior to the complaint based on Ala. Code, Sec 8-1-150(A). The plaintiffs have requested that the court certify the action as a class action. On July 2, 2010, the defendants removed the case to the United States District Court for the Middle District of Alabama, Northern Division. The court has not ruled on the plaintiffs' motion for class certification. The Company continues to vigorously defend this matter. Given the inherent uncertainties in this litigation, however, the Company is unable to make any prediction as to the ultimate outcome. A finding in this case that electronic bingo was illegal in Alabama during the pertinent time frame could have adverse regulatory consequences to the Company in other jurisdictions.

State of Alabama v. Chad Dickie, et al., a civil forfeiture action, was filed by the State of Alabama against certain property seized in connection with the March 19, 2009 raid of White Hall Entertainment Center in Lowndes County, including certain of the Company's property. The case was filed in the Circuit Court of Lowndes County on April 21, 2009. On October 15, 2010, the Company, along with other manufacturers, filed a motion to intervene in the action in order to defend against contentions that the Company's property was used in the operation of illegal gambling activity. On October 21, 2010, the court entered an order granting the Company's motion to intervene. On July 30, 2012, the parties reached an agreement that resulted in the dismissal of all claims against the Company and its property that was subject to the civil forfeiture action. The court's order dismissing, with prejudice, the Company and its property from the civil forfeiture action was entered on August 8, 2012.

Mexico Income Tax Audit

The Company's Mexican subsidiary, Multimedia Games de Mexico 1, S. de R.L. de C.V., or Multimedia Games de Mexico, has been under audit by the Mexico taxing authorities for the periods ended December 31, 2006 and 2007.

Regarding the 2006 tax period, on November 8, 2011, Multimedia Games de Mexico filed an appeal against the resolution dated September 8, 2011 obtained from the First Regional Metropolitan Division of the Federal Tribunal of Fiscal and Administrative Justice (the Tax Court), which was registered under docket number 25591/10-17-01-6 and stated that Multimedia Games de Mexico did not properly record the acquisition of certain equipment during the 2006 tax year. On March 30, 2012, this appeal was admitted to the Eighteenth Collegiate Tribunal of Administrative Matters of the First Circuit (Federal Court of Mexico), for its final resolution, where it was registered under docket number 214/2012. On July 12, 2012, the Federal Court granted Multimedia Games de Mexico protection against the decision of the Tax Court. However, due to the procedures of the Mexican judicial system, Multimedia Games de Mexico did not learn of the Federal Court's protection granted against the decision of the Tax Court until September 17, 2012. The Federal Court ordered the Tax Court, with the freedom of decision, to issue a new decision analyzing the evidence filed by Multimedia Games de Mexico regarding the legality of the challenged resolution. The Tax Court has reviewed the evidence and on October 9, 2012 reissued its decision. On November 14, 2012, Multimedia Games de Mexico filed an appeal, which will be sent to the Federal Court of Mexico for its resolution.

Regarding the 2007 tax year, on November 19, 2010, Multimedia Games de Mexico filed before the South Legal Matters Local Administration for the Federal District of the Tax Administration Service an administrative appeal against the resolutions set forth by the South Auditing Local Administration for the Federal District of the Tax Administration Service in ruling number 500-74-02-04-03-2010-9403, which assessed an income and value added tax deficiency of approximately $14.8 million to Multimedia Games de Mexico for the 2007 tax year. In ruling number 600-27-00-02-00-2011 MAIB - 13370, issued by the South Legal Matters Local Administration for the Federal District of the Tax Administration Service, the Mexican tax authorities ruled on the appeal and reduced the total amount assessed for the 2007 year to approximately $2.8 million. On December 14, 2011, Multimedia Games de Mexico filed, before the Federal Tribunal of Fiscal and Administrative Justice (Tax Court), a lawsuit against the remaining $2.8 million assessment for 2007. The lawsuit was remitted for its study and resolution to the Eleventh Regional Metropolitan Division of the Federal Tribunal of Fiscal and Administrative Matters (Tax Court), and was registered under docket number 31987/11-17-11-8. In January 2012, a bond of $2.9 million, using a $3.5 million standby letter of credit issued under the Company's domestic credit facility, was provided to the North Collecting Local Administration for the Federal District of the Tax Administration Service as collateral for the potential assessment based on the taxing authorities' current estimate of the tax due. The Tax Court has reviewed the evidence and on September 19, 2012 reissued its decision and upheld its previous ruling against the Company. On October 31, 2012, Multimedia Games de Mexico filed an appeal which will be sent to the Federal Court of Mexico for its resolution. The Company has established a reserve of $2.8 million for this assessment but continues to defend this matter.

17. CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash in bank deposit accounts which at times may exceed the federal depository insurance limits. At September 30, 2012, the Company had concentrations of cash in one bank totaling approximately $69.4 million. The Company reviews the credit worthiness of all of the financial institutions it does business with and has not experienced any losses on such accounts in the past.

Accounts receivable represent short-term credit granted to customers for which collateral is generally not required. As of September 30, 2012 and 2011, approximately 82% and 81%, respectively, of the Company's accounts receivable were from Native American tribes or their gaming enterprises.

In addition, a large percentage of these tribes have their reservations and gaming operations in the state of Oklahoma. Despite the industry and geographic concentrations related to the Company's customers, due to the historical experience of the Company on receivable collections, management considers credit risk to be minimal with respect to accounts receivable. At September 30, 2012 and 2011, the following concentrations existed in the Company's accounts receivable, as a percentage of total accounts receivable:

	September 30,	
	2012	**2011**
Customer A	12%	13%
Customer B	1%	12%

For the years ended September 30, 2012, 2011 and 2010, the following customers accounted for more than 10% of the Company's total revenues (net of accretion):

		September 30,	
	2012	**2011**	**2010**
Customer A	30%	41%	44%
Customer B	11%	8%	7%

Approximately 40%, 49% and 52% of the Company's total revenues (net of accretion) for the years ended September 30, 2012, 2011 and 2010, respectively, were from tribes located in Oklahoma.

While the Company believes that its relationships with all of its customers are good, the loss of any of these customers would have a material and adverse effect upon its financial condition and results of operations and cash flows.

Notes receivable consist of financial instruments issued by customers for the purchase of player terminals and licenses, and amounts generated from reimbursable amounts advanced under development agreements, generally at prevailing interest rates at the time of issuance. All of the Company's notes receivable are from Native American tribes or their gaming enterprises. At September 30, 2012 and 2011 one customer represented approximately 93% and 92% respectively of the notes receivable balance.

18. SUPPLEMENTAL CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)

	Quarters Ended			
	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012
	(In thousands, except per-share amounts)			
Total revenues	34,795	39,532	40,464	41,385
Operating income	3,795	6,668	7,733	5,895
Income before taxes	4,795	6,999	7,701	5,802
Net income	5,782	6,818	7,249	8,325
Diluted earnings per share	0.21	0.24	0.25	0.28
Weighted average common shares outstanding, diluted	28,109	28,655	29,275	29,828

	Quarters Ended			
	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011
	(In thousands, except per-share amounts)			
Total revenues	28,607	30,126	33,399	35,723
Operating income (loss)	(1,143)	1,360	2,604	3,333
Income (loss) before taxes	(1,274)	1,866	2,590	3,197
Net income (loss)	(1,374)	1,180	2,768	3,103
Diluted earnings (loss) per share	(0.05)	0.04	0.10	0.11
Weighted average common shares outstanding, diluted	27,649	28,339	27,813	27,088

During the fourth fiscal quarter of 2012, in response to appeals by the Company's Mexican subsidiary to the Federal Court of Mexico, the Company's Mexican subsidiary received additional rulings with respect to outstanding federal tax audits for the tax year ending December 31, 2006 and 2007. Though the Company expects to continue to defend this matter it has established a $2.8 million reserve based on its best estimates of a potential final assessment. The total reserve recorded includes both income and non-income based taxes. An estimated $1.6 million is associated with income based taxes, and therefore has been accounted for as an uncertain tax position in accordance with ASC 740.

On a quarterly basis the Company analyzes the likelihood of realizing the future benefits associated with the Company's existing deductible temporary differences and carryforwards. As a result of this analysis, in the US jurisdiction, the objective and verifiable evidence of our historical pretax net income (three year cumulative book net income was achieved during the fourth fiscal quarter of 2012), coupled with sustained taxable income and projected future earnings outweighs the negative evidence of our previous year losses. Therefore, as of September 30, 2012 The Company determined that it is more likely than not that we will realize the benefits associated with our deferred tax assets in the US jurisdiction. As a result, the Company decreased its valuation allowance by approximately $12.7 million such that no valuation allowance has been recorded against U.S. deferred tax assets at September 30, 2012. Also see, footnote 13, "Income Taxes".

19. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued, and determined that no events, other than those disclosed within the footnotes hereto, have occurred subsequent to September 30, 2012 that warrant additional disclosure or accounting considerations.

MULTIMEDIA GAMES HOLDING COMPANY, INC.

Schedule II – Valuation and Qualifying Accounts

Allowance for Doubtful Accounts

	Balance at Beginning of Period	(Recoveries)/ Additions	Deductions	Balance at End of Period
		(In thousands)		
Year Ended September 30, 2012	$ 400	$ (100)	$ 34	$ 266
Year Ended September 30, 2011	$ 614	$ (156)	$ 58	$ 400
Year Ended September 30, 2010 [(1)]	$ 3,676	$ 2,914	$ 5,976	$ 614

(1) Additions and deductions include $2.7 million in notes receivable charges related to Alabama charitable bingo market.

Valuation Allowance on Deferred Tax Assets

	Balance at Beginning of Period	Additions	Deductions	Balance at End of Period
		(In thousands)		
Year Ended September 30, 2012	$ 12,651	$ —	$ 12,651	$ —
Year Ended September 30, 2011	$ 14,752	$ —	$ 2,101	$ 12,651
Year Ended September 30, 2010	$ 25,037	$ —	$ 10,285	$ 14,752

Value Added Tax Allowance

	Balance at Beginning of Period	Additions	Deductions	Balance at End of Period
		(In thousands)		
Year Ended September 30, 2012 [(1)]	$ 817	$ 37	$ 132	$ 722
Year Ended September 30, 2011 [(2)]	$ 880	$ —	$ 63	$ 817
Year Ended September 30, 2010	$ —	$ 880	$ —	$ 880

(1) Additions in 2012 were due to foreign currency changes.
(2) Deductions in 2011 were due to foreign currency changes.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 15, 2012

Multimedia Games Holding Company, Inc.

By: /s/ Adam Chibib
Adam Chibib
Chief Financial Officer
(Authorized Officer and Principal Financial Officer)

By: /s/ Kevin W. Mischnick
Kevin W. Mischnick
Vice President - Finance
(Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ PATRICK J. RAMSEY Patrick J. Ramsey	President, Chief Executive Officer and Director (Principal Executive Officer)	November 15, 2012
/s/ ADAM CHIBIB Adam Chibib	Chief Financial Officer (Principal Financial Officer)	November 15, 2012
/s/ STEPHEN J. GREATHOUSE Stephen J. Greathouse	Chairman of the Board and Director	November 15, 2012
/s/ NEIL E. JENKINS Neil E. Jenkins	Director	November 15, 2012
/s/ MICHAEL J. MAPLES Michael J. Maples	Director	November 15, 2012
/s/ JUSTIN A. ORLANDO Justin A. Orlando	Director	November 15, 2012
/s/ ROBERT D. REPASS Robert D. Repass	Director	November 15, 2012
/s/ TIMOTHY S. STANLEY Timothy S. Stanley	Director	November 15, 2012

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION	Incorporated by reference herein FORM	DATE
3.1	Amended and Restated Articles of Incorporation	Quarterly Report on Form 10-QSB	May 15, 1997
3.2	Amendment to Articles of Incorporation	Quarterly Report on Form 10-Q	February 17, 2004
3.3	Amendment to Articles of Incorporation	Current Report on Form 8-K	April 5, 2011
3.4	Sixth Amended and Restated Bylaws	Current Report on Form 8-K	September 14, 2012
10.1	2012 Equity Incentive Plan	Current Report on Form 8-K	February 7, 2012
10.2†	2000 Stock Option Plan	Registration Statement on Form S-8	December 1, 2000
10.3†	2001 Stock Option Plan	Registration Statement on Form S-8	October 18, 2002
10.4†	2002 Stock Option Plan	Quarterly Report on Form 10-Q	May 15, 2003
10.5†	2003 Outside Director Stock Option Plan	Form DEF14A	January 6, 2004
10.6†	2008 Employment Inducement Award Plan	Annual Report on Form 10-K	December 15, 2008
10.7†	Consolidated Equity Incentive Plan	Current Report on Form 8-K	March 26, 2010
10.8†	Form of Indemnification Agreement	Current Report on Form 8-K	June 4, 2008
10.9†	Amended and Restated Executive Employment Agreement, dated as of September 19, 2010, by and between the Company and Patrick Ramsey	Current Report on Form 8-K	September 20, 2010
10.10†	Amended and Restated Employment Agreement, dated as of October 31, 2010, between the Company and Adam Chibib	Current Report on Form 8-K	November 2, 2010
10.11†	Employment Agreement, dated as of January 12, 2009, between the Company and Mick Roemer	Quarterly Report on Form 10-Q	May 8, 2009
10.12†	First Amendment to Executive Employment Agreement, dated as of December 30, 2010, between the Company and Mick Roemer	Current Report on Form 8-K	January 5, 2011
10.13†	Amended and Restated Employment Agreement, dated as of October 31, 2010, between the Company and Joaquin J. Aviles	Annual Report on Form 10-K	November 17, 2011
10.14†*	Employment Agreement, effective as of October 8, 2012, between the Company and Jerome R. Smith		
10.15†*	Form of Option Agreement (Executive)		
10.16†*	Form of Option Agreement (Director)		
10.17†*	Form of Restricted Stock Agreement (Executive)		
10.18†*	Form of Restricted Stock Agreement (Director)		
10.19†*	Form of Restricted Stock Units Agreement (Executive)		

EXHIBIT NO.	DESCRIPTION	Incorporated by reference herein FORM	DATE
10.20†*	Form of Restricted Stock Units Agreement (Director)		
10.21	Amended and Restated Credit Agreement by and among Multimedia Games, Inc., MGAM Systems, Inc., Comerica Bank, in its capacity as administrative agent and lead arranger, and Wells Fargo Bank, N.A., as syndication agent, dated as of August 3, 2011	Current Report on Form 8-K	August 3, 2011
10.22	Amended and Restated Guaranty by MegaBingo International, LLC, Multimedia Games Holding Company, Inc., and MGAM Technologies, LLC, dated as of August 3, 2011	Current Report on Form 8-K	August 3, 2011
10.23	Amended and Restated Security Agreement by and among Multimedia Games, Inc., MGAM Systems, Inc., and Comerica Bank, dated as of August 3, 2011	Current Report on Form 8-K	August 3, 2011
10.24	Amendment No.1 to Amended and Restated Credit Agreement by and among Multimedia Games, Inc., MGAM Systems, Inc., Comerica Bank, in its capacity as administrative agent and lead arranger, and Wells Fargo Bank, N.A., as syndication agent, dated as of September 21, 2012	Current Report on Form 8-K	September 24, 2012
10.25	Amendment No. 1 to Amended and Restated Security Agreement by and among Multimedia Games, Inc., MGAM Systems, Inc., and Comerica Bank, dated as of September 21, 2012	Current Report on Form 8-K	September 24, 2012
21.1 *	Subsidiaries of registrant		
23.1 *	Consent of BDO USA, LLP		
31.1 *	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002		
31.2 *	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002		
32.1 *	Certification of the Chief Executive Officer and Chief Financial Officer, Pursuant to U.S.C. Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		
101.INS*	XBRL Instance Document**		
101.SCH*	XBRL Taxonomy Extension Schema Document**		
101.CAL*	XBRL Taxonomy Calculation Linkbase Document**		
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document**		
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document**		
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document**		

† Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to the requirements of Item 15(a)(3) of Form 10-K.

* Filed herewith.

** In accordance with Rule 406T of Regulation S-T, XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections and will not be deemed to be incorporated by reference into any filing under the Securities Act or Exchange Act.

A copy of any of these Exhibits may be obtained without charge by directing a written request to:

Corporate Secretary
Multimedia Games Holding Company, Inc.
206 Wild Basin Road South, Building B
Austin, Texas 78746

EXHIBIT 21.1

SUBSIDIARIES OF REGISTRANT

Multimedia Games, Inc., a Delaware corporation

MGAM Technologies, LLC, a Delaware limited liability company

MegaBingo International, LLC, a Delaware limited liability company

Multimedia Games de México S. de R.L. de C.V., a Mexican entity

Multimedia Games de México 1 S. de R.L. de C.V., a Mexican entity

Servicios de Wild Basin S. de R.L. de C.V., a Mexican entity

EXHIBIT 23.1

CONSENT OF BDO USA, LLP

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BOARD OF DIRECTORS AND SHAREHOLDERS
MULTIMEDIA GAMES HOLDING COMPANY, INC.
AUSTIN, TEXAS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File Nos. 333-181387, 333-167017, and 333-100612) and Form S-3 (File Nos. 333-16729, 333-28367, 333-36319, 333-64128 and 333-85382) of Multimedia Games Holding Company, Inc. of our reports dated November 15, 2012, relating to the consolidated financial statements, financial statement schedule, and the effectiveness of Multimedia Games Holding Company, Inc.'s internal control over financial reporting, which appear in this annual report on Form 10-K.

/s/ BDO USA, LLP
BDO USA, LLP

Houston, Texas
November 15, 2012

CERTIFICATION OF CHIEF EXECUTIVE OFFICER REQUIRED BY RULES 13a-14(a) OR 15d-14(a) OF THE SECURITIES EXCHANGE ACT OF 1934, ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Patrick J. Ramsey, the President and Chief Executive Officer of Multimedia Games Holding Company, Inc., certify that:

1. I have reviewed this Annual Report on Form 10-K of Multimedia Games Holding Company, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a. All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: November 15, 2012

By: /s/ Patrick J. Ramsey
Patrick J. Ramsey
President and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER REQUIRED BY RULES 13a - 14(a) OR 15d - 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934, ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES - OXLEY ACT OF 2002

I, Adam Chibib, the Chief Financial Officer of Multimedia Games Holding Company, Inc., certify that:

1. I have reviewed this Annual Report on Form 10 - K of Multimedia Games Holding Company, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a - 15(e) and 15d - 15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a. All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: November 15, 2012

By: /s/ Adam Chibib

Adam Chibib
Chief Financial Officer
(Principal Financial Officer)

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED, PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Multimedia Games Holding Company, Inc. (the "Company") on Form 10-K for the year ended September 30, 2012, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned, Patrick J. Ramsey, President and Chief Executive Officer, and Adam Chibib, Chief Financial Officer, of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 ("Section 906"), that, based upon each of their respective knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (15 U.S.C. 78m); and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 15, 2012

/s/ Patrick J. Ramsey
Patrick J. Ramsey
President and Chief Executive Officer

/s/ Adam Chibib
Adam Chibib
Chief Financial Officer
(Principal Financial Officer)

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Multimedia Games Holding Company, Inc., and will be retained by Multimedia Games Holding Company, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

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BOARD OF DIRECTORS

Stephen J. Greathouse
Director since 2009, Chairman of the Board since 2011

Neil E. Jenkins
Director since 2006

Michael J. Maples Sr.
Director since 2004

Justin A. Orlando
Director since 2009

Patrick J. Ramsey
Director since 2010, President and Chief Executive Officer

Robert D. Repass
Director since 2002

Timothy S. Stanley
Director since 2010

EXECUTIVE OFFICERS

Patrick J. Ramsey
President and Chief Executive Officer

Adam Chibib
Senior Vice President and Chief Financial Officer

Mick D. Roemer
Senior Vice President of Sales

Joaquin J. Aviles
Vice President of Technology

ANNUAL MEETING

The Multimedia Games Holding Company, Inc. annual meeting of shareholders will be on Wednesday, January 30, 2013, at 10 a.m. local time at the Company's Corporate Office:

206 Wild Basin Road South, Building B
Austin, Texas 78746

COMMON STOCK INFORMATION

Multimedia Games Holding Company, Inc. common stock is traded on the NASDAQ Global Select Market under the symbol MGAM. As of December 3, 2012, 28,373,542 shares of common stock were outstanding and eligible to vote.

CORPORATE HEADQUARTERS

Multimedia Games Holding Company, Inc.
206 Wild Basin Road South, Building B
Austin, Texas 78746

512.334.7500 | www.MultimediaGames.com

REGISTRAR

Shareholders with questions regarding stock transfer requirements, lost certificates and changes of address should contact our transfer agent:

American Stock Transfer and Trust Co.
6201 15th Ave.
Brooklyn, NY 11219

1.800.937.5449

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

BDO USA, LLP
33 Clay Street, Suite 4700
Houston, Texas 77002

INVESTOR RELATIONS

For additional information about Multimedia Games Holding Company, Inc. please visit our corporate website at www.MultimediaGames.com. We welcome opinions, observations or expressions of concern on any governance matter from our shareholders. To submit your message, please use the electronic form available on our website or write to the Chairman of the Board at our corporate address.

FREE CASH FLOW AND NET CASH RECONCILIATIONS

Non-GAAP financial measures are included in this annual report and are reconciled to the corresponding GAAP financial measures below as required under the rules of the Securities and Exchange Commission regarding the use of non-GAAP financial measures. Free cash flow and net cash are not recognized financial measures under GAAP, but we believe that each is useful in measuring our operating performance. We believe that the non-GAAP measures of free cash flow and net cash provide useful information to investors as each enhances the overall understanding of our operating performance. Investors should not consider these measures in isolation or as a substitute for net income, operating income, or any other measure for determining the Company's operating performance that is calculated in accordance with GAAP. In addition, because these measures are not calculated in accordance with GAAP, they may not necessarily be comparable to similarly titled measures employed by other companies.

FISCAL YEARS ENDED SEPTEMBER 30,

	2012	2011	2010
Net cash provided by operating activities	$74,543	$68,579	$57,520
Net capital expenditures	$(45,220)	$(37,376)	$(25,800)
Free cash flow	**$29,232**	**$31,203**	**$31,720**
Cash and cash equivalents	$73,755	$46,710	$21,792
Long-term debt	$(33,300)	$(37,000)	$(44,625)
Net cash	**$40,455**	**$9,710**	**$(22,833)**

MULTIMEDIA GAMES®

206 Wild Basin Road South | Austin, Texas 78746
www.MultimediaGames.com